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matritech historical financial statements

As filed with the Securities and Exchange Commission on November 13, 2007

Registration No. 333-146860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-4/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INVERNESS MEDICAL INNOVATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2835 (Primary Standard Industrial Classification Code Number)	04-3565120 (I.R.S. Employer Identification No.)

51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ron Zwanziger
Chairman, Chief Executive Officer and President
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John D. Patterson, Jr., Esq. William R. Kolb, Esq. John D. Hancock, Esq. Foley Hoag LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 832-1000	Matritech, Inc. 330 Nevada Street Newton, Massachusetts 02460 Attn: Stephen D. Chubb Chief Executive Officer (617) 928-0820	Barbara M. Johnson, Esq. Choate, Hall & Stewart LLP Two International Place Boston, MA 02110 (617) 248-5000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the asset purchase agreement described herein.

        If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Dear Matritech Stockholder:

        You are cordially invited to attend a special meeting of the stockholders of Matritech, Inc. to be held on December 12, 2007 at 10:30 a.m. Eastern Time at the offices of Choate, Hall & Stewart LLP at Two International Place, Boston, Massachusetts 02110. At the special meeting, Matritech is seeking your approval of:

  •
  the sale of substantially all of the assets of Matritech, Inc., to Milano Acquisition Corp., a wholly owned subsidiary of Inverness Medical Innovations, Inc., pursuant to and on the terms set forth in an Asset Purchase Agreement dated August 27, 2007 by and among Inverness, Milano and Matritech;

  •
  the plan of complete liquidation and dissolution of Matritech, including the liquidation and dissolution of Matritech contemplated thereby, following the closing of the asset sale;

  •
  the amendment to Matritech's certificate of incorporation to change Matritech's name to MZT Holdings, Inc., subject to the approval of the asset purchase agreement and asset sale and following the closing of the asset sale;

  •
  the grant of discretionary authority to the Matritech board of directors to adjourn or postpone the special meeting, even if a quorum is present, to solicit additional votes to approve the asset purchase agreement and asset sale, the plan of dissolution, or the change of Matritech's name, if necessary; and

  •
  to consider and transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

        As consideration for the asset sale, Matritech will receive shares of Inverness common stock valued at $36 million (calculated based on the average closing price of Inverness common stock for the ten consecutive trading days ending on the second trading day immediately prior to the closing of the asset sale). In addition, Matritech may receive up to $2 million of additional consideration, payable in cash and/or Inverness common stock, if the assets acquired from Matritech generate revenue in excess of the targets specified in the asset purchase agreement during the twelve-month period following the closing of the asset sale. If the asset purchase agreement and the asset sale are approved and the asset sale is consummated, Matritech will transfer substantially all of its assets and specified liabilities to Milano, and Matritech will continue to exist as a separate legal entity.

        Following the closing of the asset sale, Matritech intends promptly to sell the shares of Inverness common stock that it receives and use the proceeds to repay all of its outstanding and future liabilities and obligations in accordance with existing agreements and contracts, its certificate of incorporation, applicable law and the plan of dissolution. Any assets not used to satisfy existing or future liabilities will be available for distribution to Matritech's stockholders pursuant to the plan of dissolution. Matritech currently estimates that the assets ultimately available for distribution to the holders of Matritech common stock will be between $0.15 and $0.20 per share; however, Matritech is unable at this time to predict the exact amount, nature and timing of any distributions to its stockholders.

        The Matritech board of directors has carefully reviewed and considered the terms and conditions of the asset purchase agreement, the asset sale and the plan of dissolution and has concluded that the asset purchase agreement, asset sale, the liquidation and dissolution of Matritech pursuant to the plan of dissolution and the amendment of Matritech's certificate of incorporation to change Matritech's name are all in the best interests of Matritech and its stockholders. The Matritech board of directors therefore has approved these proposals and recommends that you vote FOR each of the proposals set forth in the attached proxy statement/prospectus.

        Approval of the asset purchase agreement and the asset sale requires the affirmative vote of both the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, and the holders of at least 75% of the outstanding shares of Series A convertible preferred stock, voting as a separate class. Approval of each of the plan of dissolution and name change proposals requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, present, either in person or by proxy, and entitled to vote at the special meeting.

        Your vote is very important. Whether or not you plan to attend the special meeting, please complete, sign, date and return the enclosed proxy card, or submit your proxy by telephone or the Internet, as soon as possible. If you hold your shares in "street name," you should instruct your broker how to vote in accordance with your voting instruction card.

        If you do not either submit your proxy, instruct your broker how to vote your shares or vote in person at the special meeting, it will have the same effect as a vote against approval of the asset purchase agreement and the asset sale, the plan of dissolution and the name change proposal and will have no effect on the adjournment proposal.

        You are also encouraged to review carefully the enclosed proxy statement/prospectus, as it explains the reasons for the proposals to be voted on at the special meeting and contains other important information, including copies of the asset purchase agreement and plan of dissolution, which are attached as annexes. In particular, please review the matters referred to under "Risk Factors" starting on page 25 for a discussion of the risks related to the proposed asset sale, the respective businesses of Inverness and Matritech, and the dissolution and liquidation of Matritech, as well as the discussion of the estimates of the amounts that may be ultimately available for liquidating distributions to the holders of Matritech common stock.

        Thank you for your cooperation, attention to these matters and continued support.

Sincerely,
/s/ Stephen D. Chubb Stephen D. Chubb Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the asset sale described in this proxy statement/prospectus or the Inverness common stock to be issued in connection with the asset sale, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated November 13, 2007 and is first being mailed to Matritech stockholders on or about November 13, 2007.

Matritech, Inc.
330 Nevada Street
Newton, Massachusetts 02460

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on December 12, 2007

To the Stockholders of Matritech, Inc.:

        A special meeting of the stockholders of Matritech, Inc. will be held at the offices of Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110 on December 12, 2007, at 10:30 a.m. Eastern Time, for the following purposes:

          1.     To approve the sale of substantially all of the assets of Matritech, Inc. to Milano Acquisition Corp., a wholly owned subsidiary of Inverness Medical Innovations, Inc., pursuant to and on the terms set forth in an Asset Purchase Agreement dated August 27, 2007 by and among Inverness, Milano and Matritech, which we refer to as the asset sale proposal.

          2.     To approve the plan of complete liquidation and dissolution of Matritech, including the liquidation and dissolution of Matritech contemplated thereby following the closing of the asset sale, which we refer to as the plan of dissolution proposal.

          3.     To approve an amendment to Matritech's certificate of incorporation to change Matritech's name to MZT Holdings, Inc., subject to the approval of the asset sale proposal and following the closing of the asset sale, which we refer to as the name change proposal.

          4.     To grant discretionary authority to the Matritech board of directors to adjourn or postpone the special meeting, even if a quorum is present, to solicit additional votes to approve the asset sale proposal, the plan of dissolution proposal or the name change proposal, if necessary, which we refer to as the adjournment proposal.

          5.     To consider and transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

        This proxy statement/prospectus and the proxy card are being furnished to Matritech's stockholders in connection with the solicitation of proxies by the Matritech board of directors for use at the special meeting of stockholders.

        The Matritech board of directors has approved the asset purchase agreement and the asset sale, the plan of dissolution and the amendment to Matritech's certificate of incorporation and recommends that you vote FOR the approval of the asset sale proposal, FOR the approval of the plan of dissolution proposal, FOR the approval of the name change proposal, and FOR the approval of the adjournment proposal. The proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read in its entirety before voting.

        Only holders of record of Matritech's capital stock at the close of business on November 9, 2007 are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Approval of the asset sale proposal requires the affirmative vote of both the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, and the holders of at least 75% of the outstanding shares of Series A convertible preferred stock, voting as a separate class. Approval of the plan of dissolution and name change proposals each requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, present, either in person or by proxy, and entitled to vote at the special meeting. Therefore, your vote is very important. Your failure to vote your shares will have the same effect as voting against each of the asset sale proposal, the plan of dissolution proposal and the name change proposal and will have no effect on the adjournment proposal.

        If the asset sale is not consummated, whether due to lack of stockholder approval or for other reasons, it is likely that Matritech will file for, or will be forced to resort to, bankruptcy protection and it is unlikely that there would be sufficient assets available for any distribution to Matritech's stockholders.

        To ensure your representation at the special meeting and the presence of a quorum at the special meeting, whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it to Matritech without delay in the postage-paid envelope enclosed for your convenience or submit your proxy by telephone or the Internet as provided on the proxy card. If a quorum is not reached, Matritech's proxy solicitation costs are likely to increase. Should you receive more than one proxy card because your shares are registered in different names and/or addresses, each proxy card should be signed, dated and returned to ensure that all of your shares will be voted. If you are present at the special meeting or any adjournments or postponements of the special meeting, you may revoke your proxy and vote personally on the matters properly brought before the special meeting. Your shares will be voted at the special meeting in accordance with your proxy.

By Order of the Board of Directors,
/s/ Patricia Randall Patricia Randall Secretary

Newton, Massachusetts
November 13, 2007

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE BY (1) TELEPHONE, (2) USING THE INTERNET OR (3) COMPLETING AND PROMPTLY RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

Table of Contents

QUESTIONS AND ANSWERS ABOUT THE ASSET SALE, THE PLAN OF DISSOLUTION, THE NAME CHANGE PROPOSAL AND THE SPECIAL MEETING
SUMMARY
The Companies
The Asset Sale
Plan of Dissolution
Risk Factors
Matritech Stockholders' Meeting; Vote Required
Recommendation of the Matritech Board of Directors
Opinion of Matritech's Financial Advisor
Ownership of Inverness Following the Asset Sale
Share Ownership of Matritech Directors and Executive Officers
Conditions to Obligations to Complete the Asset Sale
Regulatory Matters
Matritech Is Prohibited From Soliciting Other Offers
Termination of the Asset Purchase Agreement and Termination Fee
Material United States Federal Income Tax Consequences of the Asset Sale
Material United States Federal Income Tax Consequences of the Dissolution
Accounting Treatment
SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF INVERNESS
SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA OF INVERNESS
SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF MATRITECH
COMPARATIVE PER SHARE MARKET DATA
RISK FACTORS
Risk Factors Relating to the Asset Sale
Risk Factors Relating to the Dissolution of Matritech
Risk Factors Relating to Inverness
Risk Factors Relating to Matritech
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
SPECIAL MEETING OF THE STOCKHOLDERS OF MATRITECH
PROPOSAL ONE—THE ASSET SALE PROPOSAL
Background of the Asset Sale
Recommendation of the Matritech Board of Directors and Matritech's Reasons for the Asset Sale
Opinion of Matritech's Financial Advisor
Inverness' Reasons for the Asset Sale
Interests of Executive Officers and Directors of Matritech in the Asset Sale
Material United States Federal Income Tax Consequences of the Asset Sale
Regulatory Matters
Accounting Treatment
Listing of Inverness Common Stock
THE ASSET PURCHASE AGREEMENT
PROPOSAL TWO—THE PLAN OF DISSOLUTION PROPOSAL
Liquidation of Proceeds from the Asset Sale
Principal Provisions of the Plan of Dissolution
Liquidating Distributions to Stockholders; Nature, Amount and Timing
Liquidating Trust

i

Indemnification and Plan of Dissolution Expenses
Matritech's Conduct Following the Dissolution Date
Reporting Requirements
Listing and Trading of Matritech Common Stock
Regulatory Approvals
Appraisal Rights
Material United States Federal Income Tax Consequences of the Dissolution
Required Vote
PROPOSAL THREE—THE NAME CHANGE PROPOSAL
PROPOSAL FOUR—THE ADJOURNMENT PROPOSAL
INFORMATION ABOUT MATRITECH
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MATRITECH
FUTURE MATRITECH STOCKHOLDER PROPOSALS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
MATRITECH HISTORICAL FINANCIAL STATEMENTS

ii

ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about Inverness from documents that it has filed with the Securities and Exchange Commission but that have not been included in or delivered with this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see "Where You Can Find More Information" beginning on page 173 of this proxy statement/prospectus.

        Inverness will provide you with copies of such documents (excluding all exhibits unless Inverness has specifically incorporated by reference an exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
Attention: Doug Guarino

        In order for you to receive timely delivery of the documents in advance of the special meeting, Inverness should receive your request no later than December 5, 2007.

QUESTIONS AND ANSWERS ABOUT THE ASSET SALE, THE PLAN OF
DISSOLUTION, THE NAME CHANGE PROPOSAL AND THE SPECIAL MEETING

        The following are some questions that you, as a stockholder of Matritech, may have regarding the asset sale, the plan of dissolution, the name change proposal and the special meeting and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you with respect to the proposals being considered at the special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q.
Why am I receiving this proxy statement/prospectus?

A.
Inverness has agreed to acquire substantially all of the assets of Matritech under the terms of the asset purchase agreement that is described in this proxy statement/prospectus. Following, the completion of the asset sale, Matritech intends promptly to sell the shares of Inverness stock that it will receive as consideration in the asset sale, satisfy its outstanding and future liabilities, wind up its affairs and distribute any remaining assets to the Matritech stockholders in accordance with a plan of dissolution. In order to complete the asset sale and the dissolution of Matritech pursuant to the plan of dissolution, Matritech stockholders must approve the asset sale, plan of dissolution and name change proposals. Matritech will hold a special meeting of its stockholders in order to obtain this approval.

  Please see "Proposal One—The Asset Sale Proposal" beginning on page 70 of this proxy statement/prospectus and "Proposal Two—The Plan of Dissolution Proposal" beginning on page 108 of this proxy statement/prospectus. Copies of the asset purchase agreement and plan of dissolution are attached to this proxy statement/prospectus as Annex A and Annex B, respectively.

  Your vote is very important. If you do not either submit your proxy or instruct your broker how to vote your shares or vote in person at the special meeting, it will have the effect as a vote against approval of the asset sale, plan of dissolution and name change proposals.

  We encourage you to vote as soon as possible. The enclosed voting materials allow you to vote your Matritech shares without attending the special meeting. For more specific information on how to vote, please see the questions and answers below.

Q.
Why did Matritech enter into the asset purchase agreement?

A.
After due consideration of all other alternatives reasonably available to Matritech, the Matritech board of directors concluded that the completion of the asset sale was the only available alternative reasonably likely to enable Matritech to satisfy its outstanding liabilities and obligations and to maximize value to its stockholders and creditors. For more information, see "Proposal One—The Asset Sale Proposal—Recommendation of the Matritech Board of Directors and Matritech's Reasons for the Asset Sale" beginning on page 78 of this proxy statement/prospectus.

Q.
Who is the buyer?

A.
The buyer is Milano Acquisition Corp., a wholly owned subsidiary of Inverness. Milano has not engaged in any activity other than activities for the purpose of acquiring substantially all of Matritech's assets pursuant to the asset sale. Inverness, the parent company of Milano, is a leading manufacturer and marketer of rapid diagnostic products for the consumer and professional markets. Inverness is traded on the American Stock Exchange under the symbol IMA.

Q.
What is the purchase price for Matritech's assets?

A.
Milano will pay to Matritech an initial price of $36 million, payable in shares of Inverness common stock calculated based on the average closing price per share of Inverness common stock for the ten consecutive trading day period ending on the second trading day immediately prior to the date of the closing of the asset sale. Milano will pay up to an additional $2 million, in cash and/or Inverness common stock, in the event the assets acquired from Matritech achieve revenue targets specified in the asset purchase agreement during the twelve-month period following the closing.

Q.
When will Matritech know if it will receive additional consideration from Inverness, and how much it will receive?

A.
The asset purchase agreement provides for the payment by Inverness of up to $2 million additional consideration in cash and/or Inverness common stock if the revenue associated with the assets to be purchased by Inverness in the asset sale is in excess of targets specified in the asset purchase agreement during the consecutive twelve full calendar months immediately following the closing of the asset sale. Within 60 days after the end of such twelve-month period, Inverness will notify Matritech of the revenue results. If Matritech does not dispute the revenue results within 30 days following the receipt of the results from Inverness, additional consideration, if any, will be payable within 10 days thereafter. If Matritech does dispute the results, any dispute will be required to be resolved within 45 days following Matritech's receipt of the revenue results from Inverness, and the additional consideration, if any, will be payable within 10 days following the resolution of the dispute.

Q.
What will Matritech do with the Inverness common stock it receives in connection with the asset sale?

A.
Matritech intends to sell the Inverness common stock received at the closing of the asset sale as promptly as possible after the closing and use the resulting proceeds to satisfy its current and future obligations, including:

•
the principal, unpaid interest and premiums due on all outstanding promissory notes, which Matritech estimates to be $16.3 million;

•
the liquidation preference of $8.80 per share to holders of its Series A convertible preferred stock, which Matritech estimates to be $0.7 million;

•
transaction fees and expenses payable to its professional advisors and public accountants upon consummation of the asset sale, which Matritech estimates to be approximately $1.3 million;

•
amounts payable to employees for work prior to closing (including retention bonuses), which Matritech estimates to be $1.0 million; and

•
amounts payable to management pursuant to change of control agreements, which Matritech estimates to be $3.7 million.

  Following the end of the 2007 fiscal year, Matritech estimates it will be required to pay income taxes of approximately $0.5 million. Matritech will also incur post-closing expenses arising from the plan of dissolution and the winding up of its business, including payment of all creditors and professional advisor fees. Matritech plans to invest the remaining cash proceeds in a money market account pending the dissolution. For a more detailed description of Matritech's liabilities to be paid following the completion of the asset sale, see "Proposal Two—The Plan of Dissolution Proposal" beginning on page 108 of this proxy statement/prospectus.

Q.
What assets are being sold by Matritech?

A.
The assets Matritech proposes to sell consist of all of Matritech's assets other than those specifically excluded under the terms of the asset purchase agreement. The assets to be sold include Matritech's intellectual property rights, equipment, raw materials, inventory, contracts, the stock of its German subsidiary and any cash in excess of $100,000. The assets excluded from the asset sale include documents relating to Matritech's corporate existence and outstanding securities, records it is required to retain, and contracts with employees not hired by Inverness, including change of control agreements with management employees.

Q.
What liabilities will be assumed by Milano?

A.
In connection with the asset sale, Milano will assume all of the liabilities of Matritech other than those specifically excluded under the terms of the asset purchase agreement. The liabilities Milano will not assume include those arising under change of control agreements with management employees, liabilities related to assets excluded from the asset sale, liabilities relating to Matritech's securities, any legal, investment banking or accounting fees or expenses Matritech incurs in consummating the asset sale, unpaid income taxes, and amounts that become due to employees of Matritech in connection with the closing of the asset sale.

Q.
When do Inverness and Matritech expect the asset sale to be completed?

A.
Inverness and Matritech are working to complete the asset sale as soon as practicable and currently expect that the asset sale will be completed promptly following the receipt of stockholder approval of the asset sale proposal at the special meeting. However, neither Inverness nor Matritech can predict the exact timing of the completion of the asset sale because it is subject to other conditions to closing.

Q.
What will happen if the asset sale is not approved?

A.
As previously publicly disclosed, Matritech has incurred recurring operating losses and has substantial outstanding liabilities, including what Matritech estimates to be $16.3 million that will be due to its note holders on December 13, 2007. If the asset sale or another similar transaction is not approved on a timely basis, and/or Matritech has not obtained substantial new financing on a timely basis, it does not expect to have sufficient resources to continue operations. Accordingly, if the asset sale is not completed, whether due to the failure of the stockholders to approve the transaction, the failure to satisfy closing conditions or any other reason, Matritech would likely file for, or be forced to resort to, bankruptcy protection, and it is unlikely that there would be significant assets, if any, available for distribution to Matritech's stockholders.

Q.
What will happen under the plan of dissolution?

A.
Under the plan of dissolution, Matritech will file a certificate of dissolution with the Secretary of State of the State of Delaware, Matritech's jurisdiction of incorporation, to dissolve Matritech as a legal entity following the satisfaction of its outstanding liabilities. The Matritech board of directors, in its sole discretion, will determine the timing for this filing. Upon receipt of approval from the Delaware Court of Chancery of the amount of reserves Matritech is required to hold, Matritech expects it will begin to distribute its remaining assets, if any, to Matritech stockholders. Matritech expects the first such distribution to occur no earlier than the third quarter of 2008. A final distribution to holders of Matritech common stock will likely not be made until more than three years after Matritech files the certificate of dissolution with the Secretary of State of the State of Delaware.

Q.
If the asset sale and plan of dissolution proposals are approved and the asset sale is consummated on the terms contained in the asset purchase agreement, what does Matritech estimate that the holders of Matritech common stock will receive?

A.
The cash amount that may ultimately be distributed to the holders of Matritech common stock is not yet known, and there can be no assurance that Matritech will be able to make any distribution to the holders of its common stock. Matritech currently estimates that assets ultimately available for distribution to holders of Matritech common stock will be between $0.15 per share and $0.20 per share. However, there are many factors that may affect the amounts available for distribution to holders of Matritech common stock including, among other things, the proceeds Matritech receives when it sells the shares of Inverness common stock, the amount of taxes, employee costs (including change of control payments), transaction fees, and brokerage fees, penalties and premiums on outstanding debt, expenses relating to the dissolution, and unforeseen liabilities arising hereafter. No assurance can be given as to the amounts holders of Matritech common stock will ultimately receive. If Matritech has underestimated its existing obligations and liabilities or if unforeseen liabilities arise, the amount ultimately distributed to the holders of Matritech common stock could be less than that set forth above. This could occur, for example, if Matritech does not consummate the asset sale until 2008, if it needs to borrow more funds to maintain operations until the closing of the asset sale, or if its tax liabilities are higher than anticipated.

Q.
What vote of Matritech stockholders is required to approve the asset sale and the plan of dissolution proposals?

A.
Approval of the asset sale proposal requires the affirmative vote of both the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, and the holders of at least 75% of the outstanding shares of Series A convertible preferred stock, voting as a separate class. Approval of the plan of dissolution proposal requires the affirmative vote of the holders of a majority in voting power of shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class. When the holders of the shares of Series A convertible preferred stock are entitled to vote together with the holders of the shares of Matritech common stock as a single class, each share of Series A convertible preferred stock is entitled to 6.56 votes.

Q.
How does the Matritech board of directors recommend that Matritech stockholders vote on the asset sale and the plan of dissolution proposals?

A.
The Matritech board of directors recommends that Matritech stockholders vote "FOR" the asset sale proposal and "FOR" the plan of dissolution proposal. The Matritech board of directors has determined that the asset purchase agreement, asset sale and the plan of dissolution are advisable, fair to and in the best interests of Matritech and its stockholders. Accordingly, the Matritech board of directors has approved the asset purchase agreement, the asset sale and the plan of dissolution. For a more complete description of the recommendation of the Matritech board of directors, see "Special Meeting of the Stockholders of Matritech" beginning on page 67 of this proxy statement/prospectus, "Proposal One—The Asset Sale Proposal—Recommendation of the Matritech Board of Directors and Matritech's Reasons for the Asset Sale" beginning on page 78 of this proxy statement/prospectus, and "Proposal Two—The Plan of Dissolution Proposal" beginning on page 108 of this proxy statement/prospectus.

Q.
Do Matritech's directors and officers have any interest in the asset sale?

A.
Each of Matritech's executive officers has a change of control agreement, entered into in the spring of 2006, that provides for initial payments upon a change of control, and additional payments and benefits in the event of termination of the officer's employment within twelve months following a change of control. If all executive officers become entitled to the full payments and benefits provided under the change of control agreements at the time of the closing of the asset sale, assuming a December 13, 2007 closing date, they would collectively receive $3.5 million in cash, continued health insurance benefits for between 12 months and 18 months (valued at an aggregate of approximately $125,000), and accelerated vesting on 412,809 shares of Matritech common stock originally issued as restricted stock and restricted stock units.

  In addition, one Matritech director beneficially owns outstanding promissory notes and Series A convertible preferred stock of Matritech, both personally and through affiliated funds. Matritech expects to pay all outstanding principal, unpaid interest and premiums due to the holders of these promissory notes and liquidation premiums associated with the Series A convertible preferred stock promptly following the closing of the asset sale with proceeds realized from the sale of Inverness common stock. Assuming a closing date and payment date of December 13, 2007, Matritech estimates that the payments to this director and the funds with which he is affiliated will be approximately $3.4 million. For more information, see "Proposal One—The Asset Sale Proposal—Interests of Executive Officers and Directors of Matritech in the Asset Sale" beginning on page 88 of this proxy statement/prospectus.

Q.
Are there any risks related to the asset sale or the plan of dissolution?

A.
Yes. You should carefully review the section entitled "Risk Factors" beginning on page 25 of this proxy statement/prospectus.

Q.
What are the United States federal income tax consequences of the asset sale and the plan of dissolution?

A.
For United States federal income tax purposes, the asset sale will not be taxable directly to Matritech's stockholders. For United States federal income tax purposes, the sale of Matritech's assets pursuant to the asset purchase agreement will be treated as a taxable asset sale, with Matritech as the seller and Milano as the buyer. Accordingly, Matritech expects to recognize taxable gain as a result of the asset sale. Although Matritech has net operating loss carryforwards that potentially could offset a portion of such gain, such loss carryforwards could be unavailable, in whole or in part, due to potentially applicable limitations under the Internal Revenue Code.

  The Matritech board of directors has adopted a plan of dissolution, which, subject to the approval of Matritech's stockholders, provides for the complete liquidation and distribution of Matritech's assets to its stockholders. The dissolution of Matritech will be a taxable transaction for both Matritech and its stockholders. Matritech will recognize gain or loss equal to the difference, if any, between the fair market value and the adjusted basis of each asset sold or distributed in connection with its dissolution. The Matritech stockholders generally will recognize gain or loss equal to the difference between the fair market value of their portions of the assets (determined net of liabilities to which such assets are subject) distributed to them and their adjusted bases in their Matritech stock. If the dissolution is not completed, Matritech and its stockholders, as applicable, may be exposed to greater (or lesser) tax liabilities with respect to any increases (or decreases) in the value of assets that are subsequently sold or distributed (whether or not in liquidation).

  Tax matters are complicated and the tax consequences to you of the transactions discussed in this proxy statement/prospectus will depend on the facts of your own situation. You should consult with your own tax advisor to fully understand the tax consequences of the asset sale and dissolution of Matritech to you.

  You are urged to read the discussion in the sections entitled "Proposal One—The Asset Sale Proposal—Material United States Federal Income Tax Consequences of the Asset Sale" beginning on page 91 of this proxy statement/prospectus and "Proposal Two—The Plan of Dissolution Proposal—Material United States Federal Income Tax Consequences of the Dissolution" beginning on page 118 of this proxy statement/prospectus, and to consult your tax advisor as to the United States federal income tax consequences of the asset sale and the dissolution, as well as the effects of state, local and foreign tax laws.

Q.
When will I be able to recognize a tax loss or a tax gain on the shares of Matritech common stock that I hold?

A.
You will not recognize any gain on liquidating distributions with respect to shares of Matritech common stock until you have recovered your adjusted tax basis for those shares. After you have recovered your adjusted tax basis, all liquidating distributions in excess of the amount of this recovered tax basis will be recognized by you as taxable gain. You will generally recognize any loss only when Matritech has made its final distribution, which may not be until 2012. Even then, you will recognize a loss for tax purposes only if the aggregate value of all liquidating distributions with respect to your shares of Matritech common stock is less than your adjusted tax basis for those shares. In either case, this gain or loss will be long-term capital gain or loss if, as of the date of dissolution, your holding period for the shares of Matritech common stock is more than one year.

Q.
Is the dissolution of Matritech, as contemplated in the plan of dissolution, conditional upon the completion of the asset sale to Inverness?

A.
Yes. Matritech does not intend to dissolve unless it first sells substantially all of its assets in the asset sale.

Q.
What will happen if the asset sale proposal is approved and the plan of dissolution proposal is not approved?

A.
If Matritech stockholders approve the asset sale and do not approve the plan of dissolution, Matritech will still complete the asset sale to Milano, assuming the other closing conditions are met. In that case, Matritech will have transferred substantially all of its operating assets to Milano and will not have any assets to support ongoing operations. Instead of making a distribution to stockholders pursuant to the plan of dissolution, Matritech would use its assets to pay off its existing liabilities and then use its remaining assets to pay ongoing operating expenses. Matritech does not intend to invest in another operating business following the closing of the asset sale.

Q.
Am I entitled to appraisal rights or dissenters' rights in connection with the asset sale or the plan of dissolution proposals?

A.
No. As a Matritech stockholder, you will not be eligible for appraisal rights or dissenters' rights in connection with the asset sale or plan of dissolution, even if you abstain from voting or vote against the asset sale or the plan of dissolution proposals.

Q.
Will I still be able to sell my shares of Matritech common stock following the closing of the asset sale?

A.
Yes. Although no assurance can be given that there will be an active trading market for Matritech common stock, you will be able to sell your shares of Matritech common stock until Matritech files its certificate of dissolution. If the plan of dissolution proposal is approved by Matritech stockholders, the Matritech board of directors will then decide when to file the certificate of dissolution with the Secretary of State of the State of Delaware. From and after the end of trading on the date Matritech files the certificate of dissolution with the Secretary of State of the State of Delaware, Matritech will close its stock transfer books and discontinue recording transfers of shares of Matritech common stock. Thereafter, certificates representing shares of Matritech common stock will not be assignable or transferable on Matritech's books. Matritech intends to make a public announcement of the anticipated filing date of the certificate of dissolution at least three business days in advance of the filing.

Q.
Is the dissolution of Matritech, as contemplated in the plan of dissolution, conditional upon completion of the asset sale to Inverness?

A.
Yes. Matritech does not intend to dissolve unless it first sells substantially all of its assets in the asset sale.

Q.
Am I being asked to vote on anything else?

A.
Yes. The Matritech board of directors is asking you to approve an amendment to Matritech's certificate of incorporation to change its name to MZT Holdings, Inc. following the completion of the asset sale. The Matritech board of directors is also asking you to authorize it to adjourn or postpone the special meeting to a date not later than January 11, 2008 if the voting power of holders of Matritech common stock and Series A convertible preferred stock represented and voting in favor of approval of the asset sale proposal, the plan of dissolution proposal or the name change proposal is insufficient to approve the asset sale, plan of dissolution or name change proposals under Delaware law. The Matritech board of directors recommends that you vote "FOR" the name change proposal and "FOR" the adjournment proposal.

Q.
Why is Matritech proposing to change its name?

A.
Under the asset purchase agreement, Matritech is selling all of its intellectual property, including its trademarks, which includes the name "Matritech." Under Delaware law, Matritech must seek stockholder approval in order to change Matritech's name in its certificate of incorporation. If the asset sale proposal is approved by Matritech's stockholders, but the name change proposal is not approved by Matritech's stockholders, Matritech will be in breach of the asset purchase agreement.

Q.
Why is Matritech seeking your vote on the adjournment proposal?

  Adjourning or postponing the special meeting to a later date will give Matritech additional time to solicit proxies to vote in favor of approval of the asset sale, the plan of dissolution or the name change proposals. Consequently, Matritech is seeking your approval of the adjournment proposal to ensure that, if necessary, Matritech will have enough time to solicit the required votes for the asset sale, plan of dissolution and name change proposals.

Q.
What vote of Matritech stockholders is required to approve the name change proposal and the adjournment proposal?

A.
The name change proposal requires the affirmative vote of holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class. The adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, present, either in person or by proxy, and entitled to vote at the special meeting.

Q.
When and where will the special meeting be held?

A.
The special meeting will be held at the offices of Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110 on December 12, 2007, at 10:30 a.m. Eastern Time.

Q.
Who is entitled to notice of and to vote at the special meeting?

A.
Only holders of record of Matritech common stock and Series A convertible preferred stock outstanding as of the close of business on November 9, 2007, which we refer to as the record date, are entitled to notice of and vote at the special meeting. As of the close of business on the record date, there were 62,200,272 shares of Matritech common stock outstanding and entitled to vote at the special meeting and 81,399 shares of Series A convertible preferred stock, representing voting power equivalent to 533,973 shares of Matritech common stock, outstanding and entitled to vote at the special meeting.

Q.
Who can attend and vote at the special meeting?

A.
All Matritech stockholders of record as of the close of business on the record date are entitled to receive notice of and to vote at the special meeting.

Q.
What do I need to do now in order to vote on the proposals being considered at the special meeting?

A.
You should carefully read and consider the information contained in this proxy statement/prospectus and you may vote by proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope, by submitting a proxy over the Internet or by telephone following the instructions on the enclosed proxy card. If you sign, date and mail your proxy card without identifying how you want to vote, your proxy will be voted "FOR" the asset sale proposal, "FOR" the plan of dissolution proposal, "FOR" the name change proposal and "FOR" the adjournment proposal.

  You may also vote by appearing at the special meeting and voting in person. If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Whether or not you plan to attend the special meeting, you should submit your proxy card or voting instruction form as described in this proxy statement/prospectus.

Q.
If my Matritech shares are held in "street name" by my broker, will the broker vote the shares on my behalf?

A.
If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and are also invited to attend the special meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the special meeting, unless you request a proxy from your broker, bank or other nominee. Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee regarding how to vote your shares.

  Brokers who hold shares in street name for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, such as the approval of the asset sale proposal, the plan of dissolution proposal and the name change proposal and, as a result, absent specific instructions from the beneficial owner of such shares, brokers will not vote those shares. This is referred to as a "broker non-vote." Broker non-votes will be considered as "present" for purposes of determining a quorum, but are not considered as voting power present with respect to the proposals. Broker non-votes will have the effect of a vote "AGAINST" the asset sale, plan of dissolution and name change proposals and will have no effect on the adjournment proposal. Your broker will send you information to instruct it on how to vote on your behalf. If you do not receive a voting instruction card from your broker, please contact your broker promptly to get the voting instruction card. Your vote is important to the success of the proposals. Matritech encourages all of its stockholders whose shares are held in street name to provide their brokers with instructions on how to vote. See "Special Meeting of the Stockholders of Matritech—Abstentions; Broker Non-Votes" beginning on page 68 of this proxy statement/prospectus.

Q.
What will happen if I abstain from voting or fail to vote?

A.
Your abstention will have the same effect as a vote "AGAINST" the approval of the asset sale, the plan of dissolution, the name change and the adjournment proposals. Failure to attend and vote at the special meeting or to submit your proxy using one of the available methods will have the same effect as a vote "AGAINST" the approval of the asset sale, the plan of dissolution and the name change proposals, will have no effect on the adjournment proposal, and will result in your shares not being considered as "present" for purposes of determining a quorum.

Q.
Can I change my vote after I have delivered my proxy?

A.
Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

•
delivering a signed written notice of revocation to the Corporate Secretary of Matritech;

•
signing and delivering a new, valid proxy bearing a later date;

•
submitting another proxy by telephone or the Internet (your latest telephone or Internet voting instructions will be followed); or

•
attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

  If your shares are held in "street name," you must contact your broker, bank or other nominee to change your vote.

Q.
What should I do if I receive more than one set of voting materials for the special meeting?

A.
You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card and voting instruction form. For each and every proxy card and voting instruction form that you receive, please vote as soon as possible using one of the following methods:

•
by telephone by calling the toll free number as instructed on the enclosed proxy card,

•
by using the Internet as instructed on the enclosed proxy card; or

•
by mail by completing, signing, dating and returning the enclosed proxy card in the postage-prepaid envelope enclosed for that purpose.

Q.
What should I do if only one set of voting materials for the special meeting are sent and there are multiple Matritech stockholders in my household?

A.
Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple stockholders in your household. Matritech will promptly deliver a separate copy of this document to you if you contact Matritech at 330 Nevada Street, Newton, MA 02460, Attn: Investor Relations, or by telephone at (617) 928-0820.

Q.
Who can help answer my questions?

A.
If you have any questions about the asset sale, the plan of dissolution, the name change or the adjournment proposals, how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact: Maritech or its proxy solicitor Georgeson Inc.

Matritech, Inc. 330 Nevada Street Newton, Massachusetts 02460 (617) 928-0820 x224 Attention: Richard A. Sandberg Toll Free within the United States and Canada: 1-800-320-2521	Georgeson Inc. 17 State Street, Tenth Floor New York, New York 10004 Toll Free: 1-877-278-6775

SUMMARY

        The following is a summary that highlights information contained in this proxy statement/prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the asset purchase agreement, the asset sale contemplated by the asset purchase agreement, the plan of dissolution and the name change proposal, we encourage you to read carefully this entire proxy statement/prospectus, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about Inverness and Matritech that has been filed with the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" beginning on page 173 of this proxy statement/prospectus.

The Companies

Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900

        Inverness is a leading global developer, manufacturer and marketer of in vitro diagnostic products for the over-the-counter pregnancy and fertility/ovulation test market and the professional rapid diagnostic test market. Its business is organized into three reportable segments: professional diagnostic products, consumer diagnostic products and vitamins and nutritional supplements. Through its professional diagnostics segment, Inverness develops, manufactures and markets an extensive array of innovative rapid diagnostic test products and other in vitro diagnostic tests to medical professionals and laboratories for detection of infectious diseases, cardiac conditions, drugs of abuse and pregnancy. Inverness' consumer diagnostic segment consists primarily of manufacturing operations related to its role as the exclusive manufacturer of products for SPD Swiss Precision Diagnostics, or Swiss Precision, Inverness' 50/50 joint venture with The Procter & Gamble Company, or P&G. Swiss Precision holds a leadership position in the worldwide over-the-counter pregnancy and fertility/ovulation test market. Inverness also manufactures and markets a variety of vitamins and nutritional supplements under its other brands and those of private label retailers primarily in the U.S. consumer market. Inverness has grown its businesses by leveraging its strong intellectual property portfolio and making selected strategic acquisitions. Its products are sold in approximately 90 countries through its direct sales force and an extensive network of independent global distributors.

Matritech, Inc.
330 Nevada Street
Newton, Massachusetts 02460
(617) 928-0820

        Matritech is a biotechnology company principally engaged in the development, manufacture, marketing, distribution and licensing of cancer diagnostic technologies and products based on its proprietary nuclear matrix protein technology. Matritech's revenues are derived primarily from sales of two products, the NMP22® Test Kit and NMP22 BladderChek® Test, which are designed to detect the presence of a specific protein marker in urine correlated with the presence of bladder cancer. Matritech has focused on developing tests for the early detection of various types of cancer based on its proprietary nuclear matrix protein technology, and has discovered proteins associated with cervical, breast, prostate, and colon cancer. In the U.S. and Germany, Matritech's direct sales staff sells the majority of its products, and its products are marketed in other countries through independent distributors. Matritech's German subsidiary, Matritech GmbH, also sells allergy and other diagnostic products manufactured by others.

The Asset Sale (see page 70)

        Inverness and Matritech agreed to the acquisition by Inverness of substantially all of the assets of Matritech under the terms of the asset purchase agreement that is described in this proxy statement/prospectus. Pursuant to the asset purchase agreement, Milano Acquisition Corp., a wholly owned subsidiary of Inverness, will acquire substantially all of the assets and specified liabilities of Matritech. Matritech will continue as a public company after the closing of the asset sale. Throughout this proxy statement/prospectus, we refer to Inverness' acquisition of substantially all of the assets and specified liabilities of Matritech pursuant to the asset purchase agreement as the asset sale. We have attached the asset purchase agreement as Annex A to this proxy statement/prospectus. We encourage you to read carefully the asset purchase agreement in its entirety because it is the legal document that governs the asset sale.

Consideration to be Received by Matritech

        If the asset sale is completed, Matritech will receive at the closing of the asset sale shares of Inverness common stock valued at $36 million. In addition, following the closing of the asset sale, Matritech may receive additional consideration of up to $2 million, payable in cash and/or Inverness common stock, if the assets acquired from Matritech by Inverness generate revenue in excess of targets identified in the asset purchase agreement during the first twelve full calendar months following the closing of the asset sale.

        For a full description of the consideration to be paid in connection with the asset sale, see "The Asset Purchase Agreement—Consideration to be Received by Matritech" beginning on page 96 of this proxy statement/prospectus.

Plan of Dissolution (see page 108)

        If the asset sale is completed and the plan of dissolution is approved by Matritech stockholders, following the asset sale, Matritech intends to file a certificate of dissolution with the Secretary of State of the State of Delaware, which will commence a formal process under which Matritech will give notice of its intention to dissolve, allow its creditors to come forward to make claims for amounts owed to them, reserve amounts for payment to its creditors (including amounts required to cover unknown or contingent liabilities), wind up its affairs, and distribute its remaining assets to its stockholders.

Risk Factors (see page 25)

        In evaluating the asset sale and plan of dissolution proposals, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled "Risk Factors" beginning on page 25 of this proxy statement/prospectus.

Matritech Stockholders' Meeting; Vote Required (see page 67)

        The special meeting of Matritech stockholders will be held on December 12, 2007 at 10:30 a.m. Eastern Time, at the offices of Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110. At the special meeting, Matritech stockholders will be asked to approve the asset sale proposal, to approve the plan of dissolution proposal, to approve the name change proposal, and to approve the adjournment proposal.

        Only holders of record of Matritech capital stock at the close of business on November 9, 2007, the record date, are entitled to notice of and to vote at the special meeting. When the holders of the shares of Series A convertible preferred stock are entitled to vote together with the holders of the shares of Matritech common stock as a single class, each share of Series A convertible preferred stock is entitled to 6.56 votes. As of the record date, there were 62,200,272 shares of Matritech common stock outstanding and entitled to vote at the special meeting and 81,399 shares of Series A convertible preferred stock, representing voting power equivalent to 533,973 shares of Matritech common stock, outstanding and entitled to vote at the special meeting.

        Approval of the asset sale proposal requires the affirmative vote of both the holders of a majority in voting power of the shares of Matritech common stock and the Series A convertible preferred stock outstanding on the record date, voting together as a single class, and the holders of at least 75% of the shares of the Series A convertible preferred stock outstanding on the record date, voting as a separate class.

        Approval of each of the plan of dissolution and name change proposals requires the affirmative vote of the holders of a majority in voting power of the shares of Matritech common stock and Series A convertible preferred stock outstanding on the record date, voting together as a single class.

        Approval of the adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, present, either in person or by proxy, and entitled to vote at the special meeting.

Recommendation of the Matritech Board of Directors (see page 78)

        The Matritech board of directors has determined that the proposals are advisable, and fair to and in the best interests of Matritech and its stockholders, and recommends that you vote "FOR" the asset sale proposal, "FOR" the plan of dissolution proposal, "FOR" the name change proposal and "FOR" the adjournment proposal.

        In considering the recommendation of the Matritech board of directors with respect to the asset sale, Matritech stockholders should be aware that certain executive officers and directors of Matritech have interests in the asset sale that may be different from, or in addition to, the interests of Matritech stockholders generally. These interests include:

  •
  change of control benefits that will be owed to certain executive officers of Matritech

  •
  severance benefits that will be owed to certain executive officers of Matritech if they do not become employees of Inverness or Milano in connection with the asset sale;

  •
  the vesting of deferred cash bonuses, stock options and restricted stock and restricted stock units of certain executive officers of Matritech upon the closing of the asset sale;

  •
  the payment of pro-rated bonuses for the portion of the current calendar year through the closing of the asset sale;

  •
  the payment of any retention bonuses to executive officers in consideration of their continued employment by Matritech during the period between the signing of the asset purchase agreement and the closing of the asset sale;

  •
  the right to continued indemnification and insurance coverage for acts or omissions occurring prior to the asset sale;

  •
  for one director, his ownership of outstanding secured promissory notes and Series A convertible preferred stock; and

  •
  the positions at Inverness that certain Matritech executive officers may occupy upon completion of the asset sale.

        The Matritech board of directors was aware of these interests and considered them, among other matters, in making its recommendation. Those Matritech directors deemed to be "interested" in the asset sale abstained from voting on the asset purchase agreement and the asset sale.

Opinion of Matritech's Financial Advisor (see page 81 and Annex D)

        In connection with the asset sale, the Matritech board of directors received a written opinion, dated August 22, 2007, of Matritech's financial advisor, CIBC World Markets Corp., as to the fairness, from a financial point of view and as of the date of the opinion, of the aggregate purchase price to be received by Matritech in the asset sale. The full text of CIBC World Markets' written opinion, dated August 22, 2007, is attached to this proxy statement/prospectus as Annex D. The opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. CIBC World Markets' opinion was provided to the Matritech board of directors in connection with its evaluation of the aggregate purchase price from a financial point of view to Matritech. CIBC World Markets' opinion does not address any other aspect of the asset sale and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act with respect to any matters relating to the asset sale or otherwise.

Ownership of Inverness Following the Asset Sale

        Because the consideration received by Matritech at the closing of the asset sale and, potentially, in connection with the earn-out payment, if any, will be based on the fair market value of Inverness common stock shortly before the date of issuance, the number of shares of common stock of Inverness will ultimately issue in connection with the asset sale cannot be determined at this time. However, based on the average closing price per share of Inverness common stock during the consecutive ten trading day period ending on November 9, 2007, Inverness would be required to issue approximately 594,256 shares of Inverness common stock to Matritech at the closing of the asset sale and up to an additional 33,014 shares of Inverness common stock in connection with a full payment of the earn-out. Based on the foregoing assumptions, immediately following the closing of the asset sale, and excluding any additional shares that may become issuable to Matritech in connection with the earn-out, Matritech would own approximately 1% of the outstanding shares of Inverness common stock (based on the number of Inverness shares outstanding as of November 9, 2007).

Share Ownership of Matritech Directors and Executive Officers

        As of the record date, the directors and executive officers of Matritech and their affiliates owned and were entitled to vote 2,894,622 shares of Matritech common stock, which represents approximately 4.6% of the Matritech common stock outstanding on that date, and a director of Matritech and his affiliates owned and were entitled to vote 57,368 shares of Series A convertible preferred stock, which represents approximately 70.5% of the Matritech Series A convertible preferred stock outstanding on that date.

Conditions to Obligations to Complete the Asset Sale (see page 104)

        A number of conditions must be satisfied before the asset sale can be completed. These include, among others:

  •
  the approval of the asset sale proposal by Matritech stockholders;

  •
  the effectiveness of a registration statement on Form S-4 and there being no pending or threatened stop order issued by the SEC relating thereto;

  •
  the absence of any law or order that makes the consummation of the asset sale illegal;

  •
  the absence of any instituted or pending action or proceeding by any governmental entity challenging or seeking to restrain or prohibit the consummation of the asset sale or any of the transactions contemplated by the asset purchase agreement;

  •
  the continued accuracy, in all material respects, of the representations and warranties of the parties;

  •
  the receipt by Inverness of all consents or other authorizations required to be obtained from its lenders in connection with the asset sale, if any;

  •
  the performance or compliance in all material respects of each party with all agreements and covenants contained in the asset purchase agreement and required to be performed or complied with at or before the closing;

  •
  the absence of material adverse changes with respect to Matritech since August 27, 2007, the date of the asset purchase agreement; and

  •
  the authorization for listing on the American Stock Exchange, or AMEX, of the shares of Inverness common stock to be issued in the asset sale.

        Each of Inverness, Milano Acquisition Corp. and Matritech may waive the conditions to the performance of its respective obligations under the asset purchase agreement and complete the asset sale even though one or more of these conditions have not been met. Neither Inverness nor Matritech can give any assurance that all of the conditions to the asset sale will be either satisfied or waived or that the asset sale will occur.

Regulatory Matters (see page 93)

        Neither Inverness nor Matritech is aware of any regulatory or governmental actions or approvals required to complete the asset sale. Matritech is not aware of any regulatory or governmental requirements that must be complied with or regulatory or governmental approvals that must be obtained in connection with the plan of dissolution, other than the approval of the Delaware Court of Chancery, in connection with establishing the proper form and amount of reserves to be held by Matritech.

Matritech Is Prohibited From Soliciting Other Offers (see page 101)

        The asset purchase agreement contains detailed provisions that prohibit Matritech, its subsidiaries and their respective officers, directors and representatives from taking any action to solicit or engage in discussions or negotiations with any person or group with respect to an acquisition proposal, as defined in the asset purchase agreement, any proposal for the issuance by Matritech of over 30% of its equity securities, or any proposal or offer to acquire in any manner, directly or indirectly, over 30% of the equity securities or a substantial portion of the consolidated total assets of Matritech, in each case other than the transactions contemplated by the asset purchase agreement.

Termination of the Asset Purchase Agreement and Termination Fee (see page 106)

        The asset purchase agreement specifies circumstances under which either Inverness or Matritech may terminate the agreement including, among others, the following:

  •
  the asset sale is not consummated by January 31, 2008;

  •
  a governmental entity issues a final order, decree or ruling or takes any other final action permanently restraining, enjoining or otherwise prohibiting the asset sale;

  •
  Matritech's stockholders do not approve the asset sale proposal at the special meeting; or

  •
  the other party breaches its representations and warranties under the asset purchase agreement or fails to perform its obligations under the asset purchase agreement, subject in each case to a twenty-day cure period.

        The asset purchase agreement also specifies circumstances under which Inverness may terminate the agreement if triggering events identified in the asset purchase agreement occur. These triggering events generally relate to the obligations of the Matritech board of directors to maintain its recommendation of the approval of the asset sale proposal and the obligations of Matritech regarding the solicitation or acceptance of competing proposals.

        Under circumstances specified in the asset purchase agreement, Matritech may terminate the asset purchase agreement to enter into a definitive agreement for a superior acquisition proposal, but only if it has complied with its obligations regarding the solicitation of competing proposals and has paid Inverness the termination fee described below.

        Matritech has agreed to pay Inverness $1.08 million as a termination fee if:

  •
  the asset purchase agreement is terminated following the occurrence of certain triggering events identified in the asset purchase agreement;

  •
  the asset purchase agreement is terminated following the failure to obtain stockholder approval of the asset sale proposal set forth in this proxy statement/prospectus or because the asset sale does not close by January 31, 2008, if, within twelve months thereafter:

  •
  Matritech consummates an acquisition; or

  •
  Matritech enters into a binding agreement providing for an acquisition, and the acquisition is consummated within twelve months following the signing of the agreement.

Material United States Federal Income Tax Consequences of the Asset Sale (see page 91)

        Matritech stockholders are urged to read the discussion in the section entitled "Proposal One—The Asset Sale Proposal—Material United States Federal Income Tax Consequences of the Asset Sale" beginning on page 91 of this proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the asset sale, as well as the effect of state, local and foreign tax laws.

Material United States Federal Income Tax Consequences of the Dissolution (see page 118)

        Matritech stockholders are urged to read the discussion in the section entitled "Proposal Two—Plan of Dissolution Proposal—Material United States Federal Income Tax Consequences of the Dissolution" beginning on page 118 of this proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the dissolution, as well as the effect of state, local and foreign tax laws.

Accounting Treatment (see page 93)

        In accordance with accounting principles generally accepted in the United States, or GAAP, Inverness will account for the asset sale using the purchase method of accounting for business combinations.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF INVERNESS

        The following selected financial data of Inverness as of and for each of the five fiscal years in the period ended December 31, 2006 have been derived from Inverness' audited historical financial statements. The following selected financial data of Inverness as of and for the six months ended June 30, 2006 and 2007 have been derived from Inverness' unaudited historical financial statements. The data below is only a summary and should be read in conjunction with Inverness' financial statements and accompanying notes, as well as management's discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. For a complete list of the documents incorporated by reference into this proxy statement/prospectus, please see "Where You Can Find More Information" beginning on page 173 of this proxy statement/prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2002(1)	2003	2004	2005	2006	2006	2007
	(in thousands)					(unaudited) (in thousands)
Statement of Operations Data:
Net product sales	$200,399	$285,430	$365,432	$406,457	$552,130	$400,246	$534,521
License and royalty revenue	6,405	9,728	8,559	15,393	17,324	12,200	17,059

Net revenue	206,804	295,158	373,991	421,850	569,454	412,446	551,580
Cost of sales	114,653	167,641	226,987	269,538	340,231	250,551	296,604

Gross profit	92,151	127,517	147,004	152,312	229,223	161,895	254,976
Operating expenses:
Research and development	14,508	24,367	31,954	30,992	48,706	34,789	44,649
Purchase of in-process research and development	—	—	—	—	4,960	4,960	169,000
Sales and marketing	39,570	52,504	57,957	72,103	94,445	69,498	104,847
General and administrative	38,628	35,812	52,707	59,990	71,243	51,606	119,161
Loss on dispositions, net	—	—	—	—	3,498	3,191	—
Charge related to asset impairment	12,682	—	—	—	—	—	—

Operating income (loss)	(13,237)	14,834	4,386	(10,773)	6,371	(2,149)	(182,681)
Interest expense and other expenses, net	(5,955)	(3,270)	(18,707)	(1,617)	(17,822)	(17,106)	(47,416)

(Loss) income from continuing operations before provision for income taxes	(19,192)	11,564	(14,321)	(12,390)	(11,451)	(19,255)	(230,097)
Provision for income taxes	3,443	2,911	2,275	6,819	5,727	3,884	1,550
Equity earnings of unconsolidated entities, net of tax	—	—	—	—	336	270	2,666

(Loss) income from continuing operations	$(22,635)	$8,653	$(16,596)	$(19,209)	$(16,842)	$(22,869)	$(228,981)

(Loss) income from continuing operations available to common stockholders—basic and diluted(2)	$(34,583)	$7,695	$(17,345)	$(19,209)	$(16,842)	$(22,869)	$(228,981)

(Loss) income per common share(2):
Basic(2)	$(3.48)	$0.49	$(0.87)	$(0.79)	$(0.49)	$(0.70)	$(4.89)

Diluted(2)	$(3.48)	$0.44	$(0.87)	$(0.79)	$(0.49)	$(0.70)	$(4.89)

	December 31,					September 30,
	2002(1)	2003	2004	2005	2006	2006	2007
	(in thousands)					(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$30,668	$24,622	$16,756	$34,270	$71,104	$74,572	$153,345
Working capital	27,685	44,693	62,615	84,523	133,313	147,622	315,157
Total assets	356,495	540,529	568,269	791,166	1,085,771	1,068,066	3,491,541
Total debt	104,613	176,181	191,224	262,504	202,976	201,966	1,349,364
Redeemable convertible preferred stock	9,051	6,185	—	—	—	—	—
Total stockholders' equity	161,849	265,173	271,416	397,308	714,138	694,737	1,307,049

(1)
Upon the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, Inverness recorded an impairment charge of $12.1 million, or $1.22 per basic and diluted share, and accounted for the charge as a cumulative effect of a change in accounting principle which was subtracted from loss before provision for income taxes to arrive at net loss. Consequently, net loss available to common stockholders in 2002 was $46.7 million, or $4.70 per basic and diluted share.

(2)
(Loss) income available to common stockholders and basic and diluted (loss) income per common share are computed as described in Notes 2(m) and 13 of Inverness' consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2006, and Note 6 of Inverness' consolidated financial statements included in its Quarterly Report on Form 10-Q for the period ended September 30, 2007.

SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA OF INVERNESS

        Since December 31, 2005, Inverness has completed a number of significant acquisitions and dispositions, including the following:

  •
  Inverness' acquisition of Cholestech Corporation in September 2007;

  •
  Inverness' acquisition of Biosite Incorporated in June 2007, including the related financing transactions;

  •
  the formation of Inverness' 50/50 joint venture with The Procter & Gamble Company, or P&G, in May 2007 for the development, manufacturing, marketing and sale of certain consumer diagnostic products, pursuant to which Inverness contributed its consumer diagnostics net assets to the joint venture and received a cash payment of $325 million;

  •
  Inverness' acquisition of Instant Technologies, Inc. in March 2007; and

  •
  Inverness' acquisition of the Innovacon business, including the ABON facility, in March 2006.

        The following tables present summary unaudited pro forma condensed financial data that reflect the acquisitions and dispositions described above.

        The following tables do not reflect the pro forma effect of the proposed asset sale, nor do they reflect the pro forma effect of other acquisitions that Inverness has completed since December 31, 2005 or that are currently pending, none of which is significant enough to require the presentation of pro forma financial information. All acquisitions are reflected using the purchase method of accounting, and the actual operating results of Biosite, Instant and the Innovacon business are included in Inverness' historical financial results only from their respective dates of acquisition.

        This information is derived from and should be read in conjunction with Inverness' unaudited pro forma condensed combined financial statements filed with the SEC on a current report on Form 8-K dated September 5, 2007, as well as the historical financial statements and notes thereto of Inverness and each other acquired business, all of which are incorporated by reference in this proxy statement/prospectus.

        The unaudited pro forma condensed combined statements of operations data assume that the acquisitions of Cholestech, Biosite (including the related financing transactions), Instant and Innovacon, and the consummation of the 50/50 joint venture with P&G occurred on January 1, 2006. The unaudited pro forma condensed combined balance sheet data assume that the acquisition of Cholestech occurred on June 30, 2007. The historical Inverness balance sheet as of June 30, 2007 reflects the acquisitions of Biosite (including the related financing transactions), Instant and Innovacon, and the consummation of the 50/50 joint venture with P&G.

        The pro forma data in the following tables account for the Cholestech acquisition using the purchase method of accounting and represent a current estimate based on available information of the combined results of operations of Inverness and Cholestech for the periods presented. As of the date of this proxy statement/prospectus, Inverness has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the Cholestech assets acquired and liabilities assumed and the related allocations of its purchase price, nor has it identified all the adjustments necessary to conform Cholestech's data to Inverness' accounting policies. Similarly, Inverness has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the assets acquired and liabilities assumed in the Biosite acquisition and the related allocation of its purchase price, nor has it identified all the adjustments necessary to conform Biosite's data to Inverness' accounting policies. However, Inverness has made certain adjustments to the historical book values of the assets and liabilities of Cholestech as of June 30, 2007 and Biosite as of June 26, 2007 (the date of the Biosite acquisition) to reflect certain preliminary estimates of the fair values necessary to prepare the unaudited pro forma condensed combined financial data. The fair value adjustments included in the unaudited pro forma condensed combined financial data represent Inverness management's estimates of these adjustments based upon currently available information. The preliminary purchase price allocations assigned value to certain identifiable intangible assets, including, among other things, customer relationships, core technology and trademarks. Actual results may differ from this unaudited pro forma combined data once Inverness has determined the respective final purchase prices for Cholestech and Biosite and has completed the detailed valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting policy changes for Cholestech and Biosite. Accordingly, the final purchase price allocations, which will or may be determined subsequent to the closing of the asset sale, and their effects on results of operations, may differ materially from the unaudited pro forma combined amounts included in this section.

        The unaudited pro forma condensed combined financial data are presented for illustrative purposes only and do not purport to be indicative of the results of operations or financial position for future periods or the results that actually would have been realized had the Cholestech acquisition or the other transactions described above been consummated as of January 1, 2006 or June 30, 2007.

	Pro forma Combined Company (unaudited) (in thousands, except per share amounts)
	For the twelve months ended December 31, 2006	For the six months ended June 30, 2007
Pro forma Combined Condensed Statement of Operations Data:
Net product sales	$866,305	$461,863
Research and license revenues	22,655	10,709

Net revenues	$888,960	$472,572
Cost of sales	480,886	234,233

Gross profit	408,074	238,339
Operating expenses:
Research and development	108,136	46,706
Sales and marketing	186,139	101,642
General and administrative	167,945	57,512
Loss on dispositions	3,498	—

Total operating expenses	465,718	205,860

Operating income	(57,644)	32,479
Interest and other income (expense), net	(106,680)	(40,283)

(Loss) income before income taxes	(164,324)	(7,804)
Income tax provision	4,649	3,683

Net (loss) income	$(168,973)	$(11,487)

Net loss per common share:
Basic	$(4.00)	$(0.22)

Diluted	$(4.00)	$(0.22)

Pro forma Combined Company (unaudited) (in thousands) as of June 30, 2007
Balance Sheet Data:
Cash and short term investments	$214,462
Working capital	349,886
Total assets	3,546,834
Total debt	1,414,264
Redeemable convertible preferred stock	—
Total stockholders' equity	1,426,295

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF MATRITECH

        The following selected financial data of Matritech as of and for each of the five fiscal years in the period ended December 31, 2006 have been derived from Matritech's audited historical financial statements. The following selected financial data of Matritech as of and for the nine months ended September 30, 2007 and 2006 have been derived from Matritech's unaudited historical financial statements. The data below is only a summary and should be read in conjunction with Matritech's financial statements and accompanying notes, as well as management's discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. For a complete list of the documents incorporated by reference into this proxy statement/prospectus, please see "Where You Can Find More Information" beginning on page 173 of this proxy statement/prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)					(unaudited) (in thousands)
Statement of Operations Data:
Revenue:
Product Sales, net of allowance	$3,094	$4,018	$7,275	$10,290	$12,085	$8,484	$10,011
Alliance and collaboration revenues	186	357	208	125	110	78	687

Total revenue	3,280	4,375	7,483	10,415	12,195	8,562	10,698

Expenses:
Cost of product sales	2,149	2,009	2,580	3,085	3,122	2,280	2,374
Research & development and clinical & regulatory	3,805	2,648	2,726	2,863	2,869	2,257	1,740
Selling, general and administrative	5,658	6,574	10,545	12,197	14,234	10,668	12,838

Total operating expenses	11,612	11,231	15,851	18,145	20,225	15,205	16,952

Gain on sale of fixed assets	—	—	—	60	—	—	—

Loss from operations	(8,332)	(6,856)	(8,368)	(7,670)	(8,030)	(6,643)	(6,254)

Interest income	75	77	98	120	136	120	49
Interest expense	(21)	(1,099)	(2,853)	(2,215)	(3,987)	(3,027)	(7,348)

Mark-to-market adjustment from warrants	—	—	—	1,900	—	—	—

Mark-to-market adjustment from registration rights	—	—	—	—	(54)	(49)	—

Net loss	$(8,278)	$(7,878)	$(11,123)	$(7,865)	$(11,935)	$(9,599)	$(13,553)

Beneficial conversion feature related to Series A convertible preferred stock	—	—	—	(1,627)	—	—	—

Net loss attributable to common stockholders	$(8,278)	$(7,878)	$(11,123)	$(9,492)	$(11,935)	$(9,599)	$(13,553)

Basic/diluted net loss per common share	$(0.27)	$(0.24)	$(0.27)	$(0.21)	$(0.22)	$(0.18)	$(0.22)

Basic and diluted weighted average number of common shares outstanding	30,490	32,957	40,687	45,003	54,596	54,044	60,333

	December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)					(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,172	$7,518	$4,906	$1,790	$1,460	$1,786	$2,796
Working capital	$3,664	$5,434	$3,180	$1,643	$(3,607)	$(1,220)	$(10,791)
Total assets	$6,818	$10,418	$8,246	$5,628	$5,506	$6,175	$6,715
Long-term debt	$316	$1,338	$378	$10	$95	$389	$12
Series A convertible preferred stock	—	—	—	729	104	104	104
Accumulated deficit	$(71,121)	$(78,999)	$(90,122)	$(97,987)	$(109,922)	$(107,586)	$(123,150)
Total stockholders' equity (deficit)	$3,839	$4,798	$3,395	$1,354	$(2,900)	$(739)	$(9,907)

COMPARATIVE PER SHARE MARKET DATA

        Inverness common stock trades on the American Stock Exchange under the symbol "IMA." Matritech common stock trades on the American Stock Exchange under the symbol "MZT."

        The following table sets forth the closing prices for Inverness common stock and Matritech common stock as reported on the American Stock Exchange on August 27, 2007, the last trading day before Inverness and Matritech announced the asset sale, and November 9, 2007, the last trading day before the date of this proxy statement/prospectus.

	Inverness Common Stock	Matritech Common Stock
August 27, 2007	$46.93	$0.20
November 9, 2007	$59.87	$0.11

        The above table shows only historical comparisons. These comparisons may not provide meaningful information to Matritech stockholders in determining whether to approve the asset sale proposal. Matritech stockholders are urged to obtain current market quotations for Inverness and Matritech common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to approve the asset sale proposal. See "Where You Can Find More Information" beginning on page 173 of this proxy statement/prospectus.

Market Information

        Inverness common stock trades on AMEX under the symbol "IMA." The following table sets forth the high and low sales prices of Inverness common stock on AMEX for the first three quarters during fiscal 2007 and for each quarter during fiscal 2006 and 2005.

	High	Low
Fiscal 2007
Fourth Quarter (through November 9, 2007)	$65.00	$53.55
Third Quarter	$55.79	$44.17
Second Quarter	$53.85	$38.00
First Quarter	$44.72	$36.62
Fiscal 2006
Fourth Quarter	$41.50	$34.01
Third Quarter	$36.02	$25.99
Second Quarter	$32.00	$24.60
First Quarter	$29.00	$23.63
Fiscal 2005
Fourth Quarter	$27.01	$21.90
Third Quarter	$29.51	$24.70
Second Quarter	$29.99	$21.25
First Quarter	$25.87	$20.49

RISK FACTORS

        In addition to the other information included in this proxy statement/prospectus, including the matters addressed in "Cautionary Statement Concerning Forward-Looking Statements" beginning on page 66 of this proxy statement/prospectus, you should carefully consider the following risks before deciding whether to vote for the proposals set forth herein. In addition, you should read and consider the risks associated with each of the businesses of Inverness and Matritech because these risks will also affect the combined company.

Risk Factors Relating to the Asset Sale

Whether or not the asset sale is completed, there may be few, if any, assets available for distribution to Matritech stockholders.

        If the asset sale is not completed and Matritech is unable on a timely basis to identify an alternative source of working capital or enter into an alternative business combination transaction, Matritech believes that it is likely that it will file for or be forced into bankruptcy. In this event, it is extremely unlikely that Matritech would be able to pay, or provide for the payment of, all of its liabilities and obligations, and, therefore, there would be no assets available for distribution to Matritech's stockholders.

        If the asset sale is completed, even though Matritech currently expects that the proceeds received at the closing will be sufficient to pay, or provide for the payment of, all of Matritech's known liabilities and obligations, it is possible that, in the course of the dissolution process, unknown liabilities will arise that will cause Matritech to have insufficient proceeds to make distributions to its stockholders.

Failure to complete the asset sale would likely result in Matritech discontinuing its business and operations, negatively affect Matritech's stock price and/or reduce the assets available for distribution to Matritech's stockholders.

        If the asset sale is not completed for any reason, Matritech would likely be subject to a number of material risks, including the following:

  •
  Matritech may be unable to dispose of its assets for values equaling or exceeding its liabilities and obligations, particularly the assets that are the subject of the asset sale, which may be substantially diminished in value. As discussed in "Proposal One—The Asset Sale Proposal—Background of the Asset Sale" beginning on page 70 of this proxy statement/prospectus, Matritech's process of seeking an acquiror did not yield another bid, even at a lower price;

  •
  Matritech may be unable to secure additional capital or to enter into an alternative business combination transaction, which would likely force Matritech to resort to bankruptcy protection since it would be unable to pay its liabilities and obligations when due, including its liabilities under its outstanding secured notes;

  •
  Matritech would still be required to pay expenses incurred in connection with the consummation of the asset sale, including legal and accounting fees, which Matritech estimates to be approximately $0.4 million;

  •
  Matritech's employees may, faced with uncertain futures in light of the proposed asset sale, seek alternative employment, which may have a negative impact on Matritech's ability to continue its operations;

  •
  Matritech may be required to pay Inverness a termination fee of $1.08 million; and

  •
  Matritech's customers may, in response to the announcement and pendency of the asset sale, delay or defer purchasing decisions, which would have a negative impact on Matritech's ongoing business.

        The occurrence of any of the above would likely impair the ability of Matritech to conduct its operations and business, and force Matritech to discontinue its operations altogether. Any such discontinuation would likely cause the price of Matritech common stock to decline. In addition, the price of Matritech common stock may decline further if the current market price of Matritech common stock reflects an assumption that the asset sale will be completed. Additionally, if the asset sale is not completed and Matritech is forced to declare bankruptcy, there may be fewer assets available to distribute to Matritech's stockholders than would be available if the asset sale were completed and the plan of dissolution proposal were approved.

Even if Matritech's stockholders approve the asset sale, the asset sale may not be completed.

        The completion of the asset sale is subject to numerous closing conditions, some of which are out of Matritech's control, and there can be no guarantee that Matritech will be able to satisfy all of the closing conditions set forth in the asset purchase agreement. Conditions to closing under the asset purchase agreement include, for example, Inverness' obtaining the consent of its lender with respect to the asset sale, if required, and no material adverse change having occurred with respect to Matritech during the period prior to the closing of the asset sale. As a result, even if the asset sale is approved by the required vote of its stockholders at the special meeting, Matritech cannot guarantee that the asset sale will be completed. If the asset sale is not completed, Matritech would not have sufficient capital to repay its outstanding indebtedness when due, and this would likely force Matritech to resort to bankruptcy protection.

The asset purchase agreement limits Matritech's ability to pursue alternatives to the asset sale.

        The asset purchase agreement contains provisions that make it more difficult for Matritech to sell its business to a party other than Inverness. These provisions include the general prohibition on Matritech soliciting any acquisition proposal or offer for a competing transaction, the requirement that Matritech pay a termination fee of $1.08 million if the asset purchase agreement is terminated in specified circumstances and the requirement that Matritech submit the principal terms of the asset sale to a vote of Matritech stockholders, even if the Matritech board of directors changes its recommendation. See "The Asset Purchase Agreement—Termination" beginning on page 106 of this proxy statement/prospectus, "The Asset Purchase Agreement—Termination Fee" beginning on page 107 of this proxy statement/prospectus and "The Asset Purchase Agreement—Obligation of the Matritech Board of Directors with Respect to Its Recommendation and Holding of a Stockholders' Meeting" beginning on page 101 of this proxy statement/prospectus.

        These provisions could discourage a third party that might have an interest in acquiring all of or a significant part of Matritech from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher value than the consideration to be paid by Inverness. Furthermore, the termination fee may result in a potential competing acquiror offering to pay a lower per share price to acquire Matritech than it might otherwise have offered to pay. The payment of the termination fee could also have an adverse effect on Matritech's financial condition.

        Inverness' right to be advised of and to submit a new offer not less favorable to Matritech than any unsolicited third-party acquisition offer, as set forth in the asset purchase agreement, continues until the termination of the asset purchase agreement, which could make it more difficult for Matritech to complete an alternative business combination transaction.

All of Matritech's outstanding secured notes mature on December 13, 2007, and if the asset sale does not close by this date, Matritech may default on these notes.

        All of Matritech's outstanding secured promissory notes, in the aggregate principal amount of $12.3 million, mature on December 13, 2007, or earlier if the asset sale closes prior to that date. If the asset sale does not close prior to December 13, 2007, and if the holders of these outstanding secured notes do not agree to grant Matritech an extension of this maturity date, Matritech may be required to locate and receive additional, alternate financing to enable it to repay these outstanding secured notes. There can be no guaranty, however, that Matritech will be successful in locating and receiving this alternate financing on acceptable terms or at all. As a result, it is possible that if the asset sale has not closed prior to December 13, 2007, Matritech may not have funds available to satisfy its obligations under its outstanding secured notes and may, as a result, default on these notes. Further, since these notes are secured by Matritech's assets, if Matritech defaulted on its obligations under these notes, it is possible that the holders of these secured notes could take action to enforce their security interest in Matritech's assets. Were this to occur, Matritech would not likely be able to consummate the asset sale to Inverness or any other business combination transaction. If the closing of the asset sale does not occur prior to December 13, 2007, Matritech would have to seek extension agreements from the holders of its outstanding secured promissory notes. Matritech may incur higher interest costs or other costs in connection with any extension it may negotiate with these note holders.

A portion of the consideration that may become payable to Matritech is contingent upon the assets to be acquired by Inverness generating revenue in excess of targets specified in the asset purchase agreement.

        In addition to the consideration to be paid to Matritech at closing, Inverness has agreed to pay additional consideration of up to $2.0 million, payable in cash and/or shares of Inverness common stock, in the event the assets acquired from Matritech generate revenue in excess of the targets specified in the asset purchase agreement during the twelve month period following the closing of the asset sale. The amount of revenue these assets will ultimately generate during such twelve-month period are subject to numerous factors outside of Matritech's control, including:

  •
  Inverness' ability to leverage the existing customer and distributor relationships of Matritech;

  •
  Inverness' ability to operate Matritech's business successfully despite the departure of management and other key employees of Matritech;

  •
  the resources Inverness allocates to Matritech's business; and

  •
  risks affecting Matritech's industry in general and Matritech's business in particular, including the business risks described in this section under the heading "Risk Factors Relating to Matritech" beginning on page 51 of this proxy statement/prospectus.

        If the revenues associated with the assets to be purchased by Inverness in the asset sale are not sufficient during such twelve-month period to trigger the payment of some or all of the additional consideration described above, the amount that will ultimately be distributable to Matritech stockholders will not be increased. For a comparison of estimated distributions with and without the payment of additional consideration, please see "Proposal Two—The Plan of Dissolution Proposal" beginning on page 108 of this proxy statement/prospectus.

The market price of Inverness common stock has been historically volatile and is subject to fluctuations in price and liquidity based on business risks, market conditions and other factors. As a result, the cash proceeds Matritech will realize from the sale of the Inverness common stock received in the asset sale are uncertain.

        If the asset sale is completed, Inverness will issue shares of Inverness common stock to Matritech based on the average closing price per share of Inverness common stock for the ten trading day period ending on the second trading day immediately prior to the date of the closing of the asset sale. Inverness has committed in the asset purchase agreement to register these shares under the Securities Act for resale by Matritech, and Matritech expects to be able to resell all of these shares within a short period following the closing of the asset sale. However, it is possible that as a result of market conditions, securities laws restrictions, restrictions contained in the asset purchase agreement, or other factors, that Matritech may face unexpected delays in reselling the shares it receives from Inverness.

        Matritech and its stockholders will bear the risks associated with Inverness' business, market risks and any decline in the trading price of Inverness common stock during the period between the date on which the stock consideration for the asset sale is finally valued pursuant to the asset purchase agreement and the date on which Matritech is ultimately able to resell such shares of Inverness common stock. The market price of Inverness common stock has been historically volatile. During the twelve-month period ending on November 9, 2007, the closing price of Inverness common stock varied from a low of $37.25 to a high of $64.65, and ended that period at $59.87. We urge you to obtain current market quotations for Inverness common stock before you vote your shares.

        For a description of the businesses of Inverness and certain related risks, see "Risk Factors—Risk Factors Relating to Inverness" beginning on page 34 of this proxy statement/prospectus. For a more detailed description of the businesses of Inverness and Matritech, see Inverness' Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Matritech's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and the other documents incorporated by reference into this proxy statement/prospectus.

Matritech will be exposed to a number of tax-related risks in connection with the asset sale.

        The asset sale will be treated as a taxable sale of assets and Matritech will report a taxable gain. The proceeds of the asset sale for this purpose will include both the fair market value of the shares of Inverness common stock delivered to Matritech as consideration for the asset sale and the liabilities of Matritech to be assumed by Inverness. If the gains recognized by Matritech as a result of the asset sale exceed the loss carryforwards currently available for purposes of either the regular income tax or the alternative minimum tax, Matritech may be exposed to a tax obligation exceeding the cash available to it to pay such obligation. Although the asset sale will not be taxable directly to Matritech's stockholders, Matritech's subsequent dissolution will be taxable to Matritech's stockholders. For a discussion of tax-related risks to Matritech and the Matritech stockholders relating to the dissolution of Matritech, see "Risk Factors—Risk Factors Relating to the Dissolution of Matritech" beginning on page 29 of this proxy statement/prospectus. For a discussion of the material United States federal income tax consequences of the asset sale, see "Proposal One—The Asset Sale Proposal—Material United States Federal Income Tax Consequences of the Asset Sale" beginning on page 91 of this proxy statement/prospectus.

Matritech may have undergone an "ownership change" for purposes of Section 382 of the Internal Revenue Code, which could affect its ability to offset gains.

        Matritech does not believe that it has undergone an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code, as a result of the number of financing transactions involving equity instruments it has completed during the past five years. This belief, however, is subject to uncertainty because the calculations are complex and because the ultimate determination of these matters may be made by the Internal Revenue Service and not by Matritech. If Matritech has undergone one or more of these changes, its net operating losses existing as of the date of each ownership change may be unavailable in whole or in large part to offset gains from the sale of Matritech's assets to Inverness.

        If Matritech is unable to offset fully for tax purposes gains recognized in respect of the asset sale with its tax loss carryforwards, Matritech may incur a federal income tax liability that could materially and adversely affect the amount otherwise available for distribution to Matritech's stockholders.

Certain directors and executive officers of Matritech have interests in the asset sale that may be different from, or in addition to, the interests of Matritech stockholders.

        When considering the Matritech board of directors' recommendation that Matritech stockholders vote in favor of the asset sale proposal, Matritech stockholders should be aware that some directors and executive officers of Matritech have interests in the asset sale that may be different from, or in addition to, the interests of Matritech stockholders. These interests include agreements that provide for various payments following a change of control such as the asset sale, the acceleration of the vesting of restricted stock, restricted stock units and stock options, and the right to continued indemnification and insurance coverage for acts or omissions occurring prior to the asset sale. In addition, one of Matritech's directors holds, and is also affiliated with various investment funds that also hold, outstanding secured promissory notes and Series A convertible preferred stock issued by Matritech that will be repaid in full (including applicable prepayment premiums) with respect to the notes or paid in a liquidating premium with respect to the preferred stock following the asset sale. As a result of these interests, these directors and executive officers could be more likely to recommend a vote in favor of the asset sale proposal than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other Matritech stockholders. The Matritech board of directors discussed these interests prior to voting to approve the asset sale and those directors who could be deemed to be "interested" in the asset sale recused themselves from the actual vote approving the asset sale. For a full description of the interests of Matritech's directors and executive officers in the asset sale, see "Proposal One—The Asset Sale Proposal—Interests of Executive Officers and Directors of Matritech in the Asset Sale" beginning on page 88 of this proxy statement/prospectus.

If Matritech's stockholders do not approve the name change proposal, Matritech will be in breach of the asset purchase agreement.

        Under the asset purchase agreement, Matritech is selling all of its intellectual property, including its trademarks, which includes the name "Matritech." Under the Delaware General Corporation Law, Matritech must seek stockholder approval in order to change Matritech's name in its certificate of incorporation. If the asset sale proposal is approved by Matritech's stockholders, but the name change proposal is not approved by Matritech's stockholders, Matritech will be in breach of the asset purchase agreement.

Risk Factors Relating to the Dissolution of Matritech

Matritech's stockholders could approve the asset sale proposal but vote against the plan of dissolution proposal.

        If Matritech obtains stockholder approval of the asset sale proposal and completes the asset sale, but does not obtain stockholder approval of the plan of dissolution proposal, Matritech would have to continue its business operations from a very difficult position in light of the sale of substantially all of its assets and its announced intent to liquidate and dissolve. Assuming the completion of the asset sale, Matritech will have no assets with which to generate operating revenue and likely will have retained only those employees required to wind up its corporate existence. Further, Matritech does not intend to invest in another operating business following the closing of the asset sale. If the plan of dissolution is not approved, Matritech would be forced to use any remaining cash and the cash received from the sale of the Inverness common stock received as consideration in the asset sale to pay ongoing operating expenses instead of making a distribution to its stockholders pursuant to the plan of dissolution.

Matritech cannot determine at this time the amount or timing of any distributions to its stockholders because there are many factors, some of which are outside of Matritech's control, that could affect Matritech's ability to make such distributions.

        Matritech cannot determine at this time when, or potentially whether, it will be able to make any distributions to its stockholders or the amount of any such distributions. Those determinations depend on a variety of factors, including, but not limited to, whether the asset sale closes; the timing of the closing of the asset sale; the amount Matritech will be required to repay under its outstanding secured promissory notes issued in January 2006, January 2007 and August 2007; the amount Matritech will be required to pay pursuant to change of control agreements; restrictions set forth in the asset purchase agreement on Matritech's ability to make distributions; the amount of brokerage fees or costs of hedging transactions that Matritech incurs to reduce the market risk it will face in order to sell the shares of Inverness common stock it will receive upon the closing of the asset sale; the cost of operating Matritech through the date of Matritech's final dissolution; the amount of Matritech's liabilities to be paid in the future; the amount that Matritech will realize upon its sale of the Inverness common stock to be received as consideration in the asset sale; potential limitations on the use of net operating loss carryforwards to offset taxable gain; the resolution of currently known contingent liabilities; the amount of unknown or contingent liabilities of which Matritech becomes aware through the dissolution process; general business and economic conditions; and other matters.

        Matritech will continue to incur claims, liabilities and expenses from operations (such as operating costs, salaries, directors' and officers' insurance, payroll and local taxes, legal and accounting fees and miscellaneous office expenses) as it seeks to close the asset sale and effect the dissolution. Matritech's estimates regarding its expense levels may be inaccurate. Any unforecasted or unexpected claims, liabilities or expenses that arise between the date of filing of this proxy statement/prospectus and the liquidation and final dissolution of Matritech or any claims, liabilities or expenses that exceed Matritech's estimates would likely reduce the amount of cash available for ultimate distribution to Matritech's stockholders. Further, if available cash and amounts received on the sale of the Inverness common stock to be received in the asset sale are not adequate to provide for all of Matritech's obligations, liabilities, expenses and claims, Matritech will not be able to distribute any amount at all to its stockholders.

        The amount of cash proceeds Matritech will ultimately distribute to its stockholders is subject to significant uncertainties, many of which are beyond Matritech's control. Examples of uncertainties that could reduce the value of or eliminate distributions to Matritech stockholders include the following:

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  the amount of Matritech's liabilities and obligations or the estimated costs and expenses of the asset sale and the operation of Matritech until the date it is authorized to make a distribution to its stockholders under the applicable provisions of the Delaware General Corporation Law and the plan of dissolution, which date is not expected to be less than 210 days from the date of Matritech's filing of a certificate of dissolution with the Secretary of State of the State of Delaware, could increase;

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  presently unknown or contingent liabilities of Matritech could later arise or become fixed in amount and Matritech would be required to satisfy or reserve for these liabilities as part of the dissolution;

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  delays in completing the asset sale or delays in the timing of the dissolution of Matritech could result in additional fees and expenses and result in reduced distributions to Matritech stockholders;

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  the value of Inverness common stock could decline from its value as calculated under the asset purchase agreement to the cash amount Matritech actually receives when it is able to resell the shares of Inverness common stock it will receive at the closing of the asset sale; and

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  Inverness could make claims under the indemnity provisions of the asset purchase agreement.

        For the foregoing reasons, there can be no assurance as to the timing and amount of distributions to Matritech's stockholders, even if the asset sale is completed. As of the date of this proxy statement/prospectus, Matritech anticipates that its outstanding liabilities after the closing of the asset sale (together with the estimated liabilities to be incurred by Matritech between the closing of the asset sale and the final dissolution of Matritech) will be at least $26.7 million, and may be significantly more. Thus, assuming, among other things, Matritech is able to close the asset sale and sell the Inverness common stock for the value at which it is issued in accordance with the asset purchase agreement, Matritech currently estimates, assuming no payments under the earn-out provisions of the asset purchase agreement, that the amount available for distribution to its stockholders will be between $9.3 million and $12.8 million in the aggregate (or $0.15- $0.20 per share), but for the reasons set forth above, these amounts could be significantly less. Matritech may be required under Delaware law or the Court of Chancery to hold back for distribution at a later date, if at all, some or all of the estimated amounts that Matritech currently expects to distribute to its stockholders.

The Matritech board of directors may abandon or delay implementation of the plan of dissolution even if it is approved by Matritech's stockholders.

        The Matritech board of directors has adopted and approved a plan of dissolution for the dissolution and winding-up of Matritech following the closing of the asset sale. Even if the plan of dissolution is approved and adopted by Matritech's stockholders, the Matritech board of directors has reserved the right, in its sole discretion, to abandon or delay implementation of the plan of dissolution. Following completion of the asset sale, Matritech will continue to exist as a public company until it is dissolved. Although the Matritech board of directors has no present intention of pursuing any alternative to the plan of dissolution, the Matritech board of directors may conclude either that its fiduciary obligations require it to pursue business opportunities that present themselves or that abandoning the plan of dissolution is otherwise in the best interests of Matritech and its stockholders. If the Matritech board of directors elects to pursue any alternative to the plan of dissolution, the value of the Matritech common stock may decline, and Matritech stockholders may not receive any of the funds currently estimated to be available for distribution to Matritech common stockholders pursuant to the plan of dissolution.

Matritech is required to make priority distributions to holders of its Series A convertible preferred stock as a result of the asset sale before making liquidating distributions to holders of Matritech common stock.

        Under Matritech's certificate of incorporation, the holders of Series A convertible preferred stock are entitled to receive a fixed, priority distribution in the amount of $8.80 per share upon the closing of the asset sale. The aggregate priority distribution Matritech will be required to pay in respect of all presently outstanding shares of its Series A convertible preferred stock is $716,311. Matritech presently expects to make the required priority payment on its Series A convertible preferred stock shortly after the closing of the asset sale and its sale of the shares of Inverness common stock received in consideration of the asset sale, following the repayment of all of its secured indebtedness and creation of a reserve for Matritech's other obligations and liabilities.

Distribution of cash proceeds, if any, to Matritech's stockholders could be delayed and Matritech's stockholders could, in some circumstances, be held liable for amounts they received from Matritech in dissolution.

        Although the Matritech board of directors has not established a firm timetable for distributions to Matritech's stockholders, the board of directors intends, subject to contingencies inherent in the winding up of Matritech's business and the payment of Matritech's obligations and liabilities, to distribute all of the cash that Matritech receives upon the sale of the shares of Inverness common stock it will receive as consideration in the asset sale. Matritech does not anticipate making any distributions to its stockholders until it has repaid all of its obligations and liabilities and complied with the requirements of the Delaware General Corporation Law for companies in dissolution, including requirements for the creation and maintenance of adequate contingency reserves. Thereafter, Matritech anticipates making distributions to its stockholders as promptly as practicable in accordance with the plan of dissolution and the dissolution process selected by the Matritech board of directors in its sole discretion.

        Matritech is, however, currently unable to provide the exact timing of any distribution to its stockholders as part of this wind up and dissolution process, though Matritech anticipates that it is unlikely that it will make any distribution to its stockholders for a minimum of 210 days from the date on which Matritech files its certificate of dissolution with the Secretary of State of the State of Delaware, all in accordance with applicable provisions of the Delaware General Corporation Law.

        Under the Delaware General Corporation Law, Matritech will continue to exist for three years after the dissolution of the corporation becomes effective or for such longer period as the Delaware Court of Chancery shall direct, for the purpose of prosecuting and defending suits against Matritech and enabling Matritech to wind up its business, to dispose of its property, to discharge its liabilities and to distribute to its stockholders any remaining assets. Under the Delaware General Corporation Law, in the event Matritech fails to create an adequate contingency reserve for payment of its expenses and liabilities during this three-year period, each Matritech stockholder could be held liable for payment to Matritech's creditors of such stockholder's pro rata share of amounts owed to creditors in excess of the contingency reserve, up to the amount actually distributed to such Matritech stockholder.

        Accordingly, in such event a Matritech stockholder could be required to return all distributions previously made to such Matritech stockholder, and as a result, a Matritech stockholder could receive nothing from Matritech under the plan of dissolution. Moreover, in the event a Matritech stockholder has paid taxes on amounts previously received from Matritech, a repayment of all or a portion of such amount could result in that stockholder incurring a net tax cost if the stockholder's repayment of an amount previously distributed does not cause a commensurate reduction in taxes payable. There can be no assurance that the contingency reserve Matritech will establish will be adequate to cover all of Matritech's remaining expenses and liabilities.

        It is also possible that a Matritech creditor could seek an injunction against the making of distributions to Matritech's stockholders on the basis that the amounts to be distributed are needed to provide for the payment of Matritech's liabilities and expenses. Any action of this type could delay or substantially diminish the amount available for distribution to Matritech's stockholders.

Matritech will continue to incur claims, liabilities and expenses that will reduce the amount available for distribution to its stockholders.

        Matritech will continue to incur claims, liabilities and expenses from operations (including operating costs such as salaries, directors' fees, directors' and officers' insurance, payroll and local taxes, legal and accounting fees and miscellaneous office expenses) as Matritech seeks to consummate the asset sale and wind up its operations. Matritech anticipates that the amount of severance payments, change of control payments and retention bonuses it will have to pay to all of its employees will be approximately $3.9 million and will be paid upon or shortly after the closing of the asset sale. Matritech also estimates that salary and directors' fees payable to remaining officers and directors after closing of the asset sale through the dissolution would be between $8,000-15,000 per quarter. These expenses will reduce the amounts available for ultimate distribution to Matritech's stockholders. Though not presently expected to be the case, if the proceeds that Matritech receives upon its sale of the Inverness common stock to be received in consideration of the asset sale is not adequate to provide for the full repayment of Matritech's obligations, liabilities, expenses and claims, Matritech will not be able to distribute any assets to its stockholders.

Matritech's stock transfer books will close on the date Matritech files the certificate of dissolution with the Delaware Secretary of State, after which it will not be possible for stockholders to trade Matritech's stock.

        Matritech will close its stock transfer books and discontinue recording transfers of its common stock at the close of business on the date it files the certificate of dissolution with the Secretary of State of the State of Delaware, which we refer to as the "final record date." Thereafter, certificates representing shares of Matritech's common stock shall not be assignable or transferable on Matritech's books. The proportionate interests of all of Matritech's stockholders shall be fixed on the basis of their respective stock holdings at the close of business on the final record date, and, after the final record date, any distributions made by Matritech shall be made solely to the stockholders of record at the close of business on the final record date.

Matritech will continue to incur the expenses of complying with public company reporting requirements.

        Following the asset sale and through the subsequent dissolution, Matritech has an obligation to continue to comply with the applicable reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, even though compliance with these reporting requirements is economically burdensome. In order to curtail expenses, Matritech intends, after filing its certificate of dissolution, to seek relief from the SEC from the reporting requirements under the Exchange Act. Matritech anticipates that, if such relief is granted, Matritech would continue to file current reports on Form 8-K to disclose material events relating to Matritech's liquidation and dissolution, along with any other reports that the SEC might require, but would discontinue filing annual and quarterly reports on Forms 10-K and 10-Q. However, the SEC may not grant any such relief. To the extent that Matritech delays filing the certificate of dissolution, Matritech would be obligated to continue complying with the applicable reporting requirements of the Exchange Act. The expenses incurred by Matritech in complying with the applicable reporting requirements will reduce the assets available for ultimate distribution to Matritech's stockholders.

If Matritech fails to retain the services of appropriate personnel, the plan of dissolution may not succeed.

        The success of the plan of dissolution depends in large part upon Matritech's ability to retain the services of qualified personnel who will be charged with operating Matritech following the closing of the asset sale. The retention of qualified personnel may be particularly difficult under Matritech's current circumstances. There can be no assurance that Matritech will be successful in retaining the services of such qualified personnel or that Matritech will be able to retain the services of such qualified personnel for the amounts it is willing to pay for such services.

Matritech and its stockholders will be exposed to a number of tax-related risks in connection with the dissolution of Matritech.

        Matritech will recognize a gain or loss on its liquidation and dissolution, including gain or loss resulting from appreciation or depreciation (after the closing date of the asset sale) in the value of the Inverness common stock sold by Matritech. If the gains recognized by Matritech as a result of the asset sale and subsequent liquidation and dissolution of Matritech (including sales by Matritech of Inverness common stock) exceed the loss carryforwards currently available for purposes of either the regular income tax or the alternative minimum tax, Matritech may be exposed to a tax obligation exceeding the cash available to it to pay such obligation.

        Matritech's dissolution will be taxable to Matritech's stockholders. A stockholder will be subject to tax if the fair market value of the liquidating distributions received (or deemed received, since a distribution could in the first instance be made to a liquidating trust) exceed the stockholder's basis in its Matritech stock. A stockholder will recognize a loss for tax purposes if the fair market value of the liquidating distributions received (or deemed received, since a distribution could be made in the first instance to a liquidating trust) are less than the stockholder's basis in its Matritech stock. Though Matritech stockholders may recognize taxable income on gains in their Matritech stock at the time that the initial or any interim distributions are made, Matritech stockholders will not generally be able to recognize any tax loss until Matritech makes its final distribution to its stockholders, which may not occur until 2012.

        Matritech stockholders would also be taxed on gains and losses realized by a liquidating trust, if any. Because there can be no assurance that distributions from such a trust would be available for this purpose, Matritech's stockholders may have to satisfy any resulting tax obligations from other resources.

        For a discussion by Matritech of the material United States federal income tax consequences of the dissolution, see "Proposal Two—The Plan of Dissolution Proposal—Material United States Federal Income Tax Consequences of the Dissolution" beginning on page 118 of this proxy statement/prospectus.

Matritech may have undergone an "ownership change" for purposes of Section 382 of the Internal Revenue Code, which could affect its ability to offset gains.

        Matritech does not believe that it has undergone an "ownership change" within the meaning of Section 382 of the Internal Revenue Code as a result of the number of financing transactions involving equity instruments it has completed during the past five years. This belief, however, is subject to uncertainty because the calculations are complex and because the ultimate determination of these matters may be made by the Internal Revenue Service and not by Matritech. If Matritech has undergone one or more of these changes, its net operating losses existing as of the date of each ownership change may be unavailable in whole or in large part to offset gains from the dissolution of Matritech.

        If Matritech is unable to offset fully for tax purposes gains recognized in respect of the dissolution with its tax loss carryforwards, Matritech may incur a federal income tax liability that could materially and adversely affect the amount otherwise available for distribution to Matritech's stockholders.

Risk Factors Relating to Inverness

Inverness' business has substantial indebtedness, which could, among other things, make it more difficult for Inverness to satisfy its debt obligations, require Inverness to use a large portion of its cash flow from operations to repay and service its debt or otherwise create liquidity problems, limit its flexibility to adjust to market conditions, place it at a competitive disadvantage and expose it to interest rate fluctuations.

        Inverness currently has, and will likely continue to have, a substantial amount of indebtedness. As of September 30, 2007, in addition to other indebtedness, Inverness had approximately $939 million in aggregate principal amount of indebtedness outstanding under its senior secured credit facilities, or the senior secured facility, $250 million in aggregate principal amount of indebtedness outstanding under a junior secured credit facility, or the junior secured facility (collectively with the senior secured facility, the secured credit facilities), and $150 million in indebtedness under its outstanding 3% senior subordinated convertible notes, or the senior subordinated convertible notes. Upon completion of syndication, the term loan under the senior secured facility is expected to bear interest at a rate per annum of LIBOR plus 2.00%, while the revolving line of credit is expected to bear interest at a rate per annum of LIBOR plus between 1.75% and 2.25%, depending on our consolidated leverage ratio. The junior secured facility bears interest at a rate per annum of LIBOR plus 4.25%. Inverness also had $109 million of additional borrowing capacity under the revolving portions of the senior secured facility and, subject to restrictions in Inverness' secured credit facilities and the senior subordinated convertible notes, has the ability to incur additional indebtedness.

        Inverness' substantial indebtedness could affect its future operations in important ways. For example, it could:

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  make it more difficult to satisfy Inverness' obligations under the senior subordinated convertible notes, its secured credit facilities and its other debt-related instruments;

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  require Inverness to use a large portion of its cash flow from operations to pay principal and interest on its indebtedness, which would reduce the amount of cash available to finance its operations and service obligations, to delay or reduce capital expenditures or the introduction of new products and/or forego business opportunities, including acquisitions, research and development projects or product design enhancements;

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  limit Inverness' flexibility to adjust to market conditions, leaving it vulnerable in a downturn in general economic conditions or in its business and less able to plan for, or react to, changes in its business and the industries in which it operates;

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  impair Inverness' ability to obtain additional financing;

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  place Inverness at a competitive disadvantage compared to its competitors that have less debt; and

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  expose Inverness to fluctuations in the interest rate environment with respect to its indebtedness that bears interest at variable rates.

Inverness expects to obtain the money to pay its expenses and to pay the principal and interest on the senior subordinated convertible notes, its secured credit facilities and its other debt from cash flow from its operations and from additional loans under its secured credit facilities, subject to continued covenant compliance, and potentially from other debt or equity offerings. Inverness' ability to meet its expenses thus depends on its future performance, which will be affected by financial, business, economic and other factors. Inverness will not be able to control many of these factors, such as economic conditions in the markets in which it operates and pressure from competitors. Inverness cannot be certain that its cash flow will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If Inverness' cash flow and capital resources prove inadequate, it could face substantial liquidity problems and might be required to dispose of material assets or operations, restructure or refinance its debt, including the notes, seek additional equity capital or borrow more money. Inverness cannot guarantee that it will be able to do so on acceptable terms. In addition, the terms of existing or future debt agreements, including the credit agreements governing Inverness' secured credit facilities and the indenture governing the senior subordinated convertible notes, may restrict Inverness from adopting any of these alternatives.

Inverness has entered into agreements governing its indebtedness that subject it to various restrictions that may limit its ability to pursue business opportunities.

        The agreements governing Inverness' indebtedness, including the credit agreements governing its secured credit facilities and the indenture governing the senior subordinated convertible notes, subject Inverness to various restrictions on its ability to engage in certain activities, including, among other things, its ability to:

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  incur additional indebtedness;

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  pay dividends or make distributions or repurchase or redeem its stock;

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  acquire other businesses;

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  make investments;

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  make loans to or extend credit for the benefit of third parties or its subsidiaries;

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  enter into transactions with affiliates;

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  raise additional capital;

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  make capital or finance lease expenditures;

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  dispose of or encumber assets; and

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  consolidate, merge or sell all or substantially all of its assets.

        These restrictions may limit Inverness' ability to pursue business opportunities or strategies that it would otherwise consider to be in its best interests.

Inverness' secured credit facilities contain certain financial covenants that it may not satisfy which, if not satisfied, could result in the acceleration of the amounts due under these facilities and the limitation of its ability to borrow additional funds in the future.

        The agreements governing Inverness' secured credit facilities subject it to various financial and other covenants with which it must comply on an ongoing or periodic basis. These include covenants pertaining to capital expenditures, interest coverage ratios, leverage ratios and minimum cash requirements. If Inverness violates any of these covenants, it may suffer a material adverse effect. Most notably, Inverness' outstanding debt under its secured credit facilities could become immediately due and payable, its lenders could proceed against any collateral securing such indebtedness, and its ability to borrow additional funds in the future may be limited.

A default under any of the agreements governing Inverness' indebtedness could result in a default and acceleration of indebtedness under other agreements.

        The agreements governing Inverness' indebtedness, including the credit agreements governing its secured credit facilities and the indenture governing the senior subordinated convertible notes, contain cross-default provisions whereby a default under one agreement could result in a default and acceleration of its repayment obligations under other agreements. If a cross-default were to occur, Inverness may not be able to pay its debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on commercially reasonable terms or acceptable terms. If some or all of Inverness' indebtedness is in default for any reason, its business, financial condition and results of operations could be materially and adversely affected.

Inverness may not be able to satisfy its debt obligations upon a fundamental change or change of control, which could limit its opportunity to enter into a fundamental change or change of control transaction.

        Upon the occurrence of a "fundamental change," as defined in the indenture governing the senior subordinated convertible notes, each holder of Inverness' senior subordinated convertible notes will have the right to require Inverness to purchase the notes at a price equal to 100% of the principal amount, together with any accrued and unpaid interest. A fundamental change includes, among other things, the acquisition of more than 50% of the Inverness common stock by any person or group, the sale of all or substantially all of the assets of Inverness or a recapitalization or similar transaction involving Inverness. Inverness' failure to purchase, or give notice of purchase of, the senior subordinated convertible notes would be a default under the indenture, which would in turn be a default under its secured credit facilities. In addition, the occurrence of a "change of control," as defined in the credit agreements governing Inverness' secured credit facilities, will constitute an event of default under the secured credit facilities. A default under Inverness' secured credit facilities would result in an event of default under its senior subordinated convertible notes and, if the lenders accelerate the debt under Inverness' secured credit facilities and/or under the indenture governing the senior subordinated convertible notes, this may result in the acceleration of Inverness' other indebtedness outstanding at the time. As a result, if Inverness does not have enough cash to repay all of its indebtedness or to repurchase all of the senior subordinated convertible notes, Inverness may be limited in the fundamental change or change of control transactions that it may pursue.

Inverness' acquisitions may not be profitable, and the integration of these businesses may be costly and difficult and may cause disruption to its business.

        Since commencing activities in November 2001, Inverness has acquired and attempted to integrate, or is in the process of integrating, into its operations Unipath Limited and its associated companies and assets, or the Unipath business, IVC Industries, Inc. (now doing business as Inverness Medical Nutritionals Group, or IMN); the Wampole Division of MedPointe Inc., or Wampole; Ostex International, Inc., or Ostex; Applied Biotech, Inc., or ABI; the rapid diagnostics business that Inverness acquired from Abbott Laboratories, or the Abbott rapid diagnostics business; Ischemia, Inc., or Ischemia; Binax, Inc., or Binax; the Determine/DainaScreen business that Inverness acquired from Abbott Laboratories in 2005, or the Determine business; Thermo BioStar Inc., BioStar; the rapid diagnostics business that Inverness acquired from ACON Laboratories, Inc., or the Innovacon business; Instant Technologies, Inc., or Instant; Biosite Incorporated, or Biosite; Cholestech Corporation, or Cholestech; and HemoSense, Inc., or HemoSense. Inverness has also made a number of smaller acquisitions.

        Inverness has entered into a merger agreement with Alere Medical, Inc., or Alere, under which Inverness expects to acquire Alere. Alere is in the business of providing health management services to patients with chronic illnesses, a business which differs significantly from Inverness' core professional and consumer diagnostic product businesses. Inverness does not have substantial experience in Alere's business sector and, as a result, Inverness may not be able to compete in this sector as effectively as more experienced competitors.

        The ultimate success of all of these acquisitions depends, in part, on Inverness' ability to realize the anticipated synergies, cost savings and growth opportunities from integrating these businesses or assets into Inverness' existing businesses. However, the successful integration of independent businesses or assets is a complex, costly and time-consuming process. The difficulties of integrating companies and acquired assets include among others:

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  consolidating manufacturing and research and development operations, where appropriate;

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  integrating newly acquired businesses or product lines into a uniform financial reporting system;

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  coordinating sales, distribution and marketing functions;

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  establishing or expanding manufacturing, sales, distribution and marketing functions in order to accommodate newly acquired businesses or product lines;

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  preserving the important licensing, research and development, manufacturing and supply, distribution, marketing, customer and other relationships;

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  minimizing the diversion of management's attention from ongoing business concerns; and

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  coordinating geographically separate organizations.

Inverness may not accomplish the integration of its acquisitions smoothly or successfully. The diversion of the attention of Inverness management from current operations to integration efforts and any difficulties encountered in combining operations could prevent Inverness from realizing the full benefits anticipated to result from these acquisitions and adversely affect its other businesses. Additionally, the costs associated with the integration of Inverness' acquisitions can be substantial. To the extent that Inverness incurs integration costs that are not anticipated when it finances its acquisitions, these unexpected costs could adversely impact its liquidity or force it to borrow additional funds. Ultimately, the value of any business or asset that Inverness has acquired may not be greater than or equal to the purchase price of that business or asset.

If Inverness chooses to acquire or invest in new and complementary businesses, products or technologies rather than developing them internally, such acquisitions or investments could disrupt its business and, depending on how Inverness finances these acquisitions or investments, could result in the use of significant amounts of cash.

        Inverness' success depends in part on its ability to continually enhance and broaden its product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, from time to time Inverness may seek to acquire or invest in businesses, products or technologies instead of developing them internally. Acquisitions and investments involve numerous risks, including:

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  the inability to complete the acquisition or investment;

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  disruption of Inverness' ongoing businesses and diversion of management attention;

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  difficulties in integrating the acquired entities, products or technologies;

  •
  difficulties in operating the acquired business profitably;

  •
  difficulties in transitioning key customer, distributor and supplier relationships;

  •
  risks associated with entering markets in which Inverness has no or limited prior experience; and

  •
  unanticipated costs.

In addition, any future acquisitions or investments may result in:

  •
  issuances of dilutive equity securities, which may be sold at a discount to market price;

  •
  use of significant amounts of cash;

  •
  the incurrence of debt;

  •
  the assumption of significant liabilities;

  •
  unfavorable financing terms;

  •
  large one-time expenses; and

  •
  the creation of intangible assets, including goodwill, the write-down of which may result in significant charges to earnings.

Inverness' joint venture transaction with P&G may not realize all of its intended benefits.

        On May 17, 2007, Inverness completed its 50/50 joint venture transaction with P&G, creating Swiss Precision and transferring to Swiss Precision substantially all of the assets of Inverness' consumer diagnostics business, other than its manufacturing and core intellectual property assets, in exchange for

$325.0 million in cash. In connection with the establishment of the Swiss Precision joint venture, Inverness may experience:

  •
  difficulties in integrating the respective corporate cultures and business objectives of Inverness and P&G into the new joint venture;

  •
  difficulties or delays in transitioning clinical studies;

  •
  diversion of Inverness management's time and attention from other business concerns;

  •
  higher than anticipated costs of integration at the joint venture;

  •
  difficulties in retaining key employees who are necessary to manage the joint venture; or

  •
  difficulties in working with an entity based in Switzerland and thus remote or inconvenient to Inverness' Waltham, Massachusetts headquarters.

For any of these reasons or as a result of other factors, Inverness may not realize the anticipated benefits of the joint venture, and cash flow or profits derived from Inverness' ownership interest in Swiss Precision may be less than the cash flow or profits that could have been derived had Inverness retained the transferred assets and continued to operate the consumer diagnostics business itself. P&G retains an option to require Inverness to purchase P&G's interest in Swiss Precision at fair market value during the 60-day period beginning on the fourth anniversary of the closing. Moreover, certain subsidiaries of P&G have the right, at any time upon certain material breaches by Inverness or its subsidiaries of their obligations under the joint venture documents, to acquire all of Inverness' interest in the joint venture at fair market value less damages.

If goodwill and/or other intangible assets that Inverness has recorded in connection with its acquisitions of other businesses become impaired, Inverness could have to take significant charges against earnings.

        In connection with the accounting for certain of its acquisitions, including the Unipath business, Wampole, Ostex, ABI, the Abbott rapid diagnostics product lines, Ischemia, Binax, the Determine business, BioStar, the Innovacon business, Instant, Biosite, Cholestech, HemoSense and, if consummated Alere, Inverness has recorded, or will record, a significant amount of goodwill and other intangible assets. Under current accounting guidelines, Inverness must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings which could materially adversely affect Inverness' reported results of operations in future periods.

Inverness may experience manufacturing problems or delays, which could result in decreased revenues or increased costs.

        Many of Inverness' manufacturing processes are complex and require specialized and expensive equipment. Replacement parts for its specialized equipment can be expensive and, in some cases, can require lead times of up to a year to acquire. In addition, Inverness' private label consumer diagnostic products business, and its private label and bulk nutritional supplements business in particular, rely on operational efficiency to mass produce products at low margins per unit. Inverness also relies on numerous third parties to supply production materials and in some cases there may not be alternative sources immediately available.

        In addition, during 2006 Inverness closed two manufacturing facilities, and Inverness is shifting the production of products from these facilities to China. Inverness has shifted the production of other products to its manufacturing facilities in China. Moving the production of products is difficult and involves significant risk. Problems establishing relationships with local materials suppliers; acquiring or adapting the new facility and its equipment to the production of new products; hiring, training and retaining personnel and establishing and maintaining compliance with governmental regulations and industry standards can cause delays and inefficiencies which could have a material negative impact on Inverness' financial performance. Inverness also currently relies on a number of significant third-party manufacturers to produce certain of its professional diagnostic products. In addition, Inverness manufactures the products acquired with the Determine business from a facility in Matsudo, Japan that is made available to Inverness by Abbott Laboratories, from whom Inverness also receives support services related to this facility. Any event which negatively impacts Inverness' manufacturing facilities, its manufacturing systems or equipment, or its contract manufacturers or suppliers, including, among others, wars, terrorist activities, natural disasters and outbreaks of infectious disease, could delay or suspend shipments of products or the release of new products or could result in the delivery of inferior products. Inverness' revenues from the affected products would decline or Inverness could incur losses until such time as it is able to restore its production processes or put in place alternative contract manufacturers or suppliers. Even though Inverness carries business interruption insurance policies, Inverness may suffer losses as a result of business interruptions that exceed the coverage available under its insurance policies.

Inverness may experience difficulties that may delay or prevent its development, introduction or marketing of new or enhanced products.

        Inverness intends to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process. Inverness may experience research and development, manufacturing, marketing and other difficulties that could delay or prevent its development, introduction or marketing of new products or enhancements. Inverness cannot be certain that:

  •
  any of the products under development will prove to be effective in clinical trials;

  •
  it will be able to obtain, in a timely manner or at all, regulatory approval to market any of its products that are in development or contemplated;

  •
  the products it develops can be manufactured at acceptable cost and with appropriate quality; or

  •
  these products, if and when approved, can be successfully marketed.

The factors listed above, as well as manufacturing or distribution problems, or other factors beyond the control of Inverness, could delay new product launches. In addition, Inverness cannot assure you that the market will accept these products. Accordingly, there is no assurance that Inverness' overall revenues will increase if and when new products are launched.

If the results of clinical studies required to gain regulatory approval to sell Inverness' products are not available when expected or do not demonstrate the anticipated utility of those potential products, Inverness may not be able to sell future products and its sales could be adversely affected.

        Before Inverness can sell its products, its must conduct clinical studies intended to demonstrate that its potential products perform as expected. The results of these clinical studies are used as the basis to obtain regulatory approval from government authorities such as the FDA. Clinical studies are experiments conducted using potential products and human patients having the diseases or medical conditions that the product is trying to evaluate or diagnose. Conducting clinical studies is a complex, time-consuming and expensive process. In some cases, Inverness may spend as much as several years completing certain studies.

        If Inverness fails to adequately manage its clinical studies, its clinical studies and corresponding regulatory approvals may be delayed or it may fail to gain approval for its potential product candidates altogether. Even if Inverness successfully manages its clinical studies, it may not obtain favorable results and may not be able to obtain regulatory approval. If Inverness is unable to market and sell its new products or is unable to obtain approvals in the timeframe needed to execute its product strategies, its business and results of operations would be materially and adversely affected.

If Inverness is unable to obtain required clearances or approvals for the commercialization of its products in the United States, it may not be able to sell future products and its sales could be adversely affected.

        Inverness' future performance depends on, among other matters, its estimates as to when and at what cost it will receive regulatory approval for new products. Regulatory approval can be a lengthy, expensive and uncertain process, making the timing, cost and ability to obtain approvals difficult to predict.

        In the United States, clearance or approval to commercially distribute new medical devices is received from the FDA through clearance of a Premarket Notification, or 510(k), or through approval of a Premarket Approval, or PMA. To receive 510(k) clearance, a new product must be substantially equivalent to a medical device first marketed in interstate commerce prior to May 1976. The FDA may determine that a new product is not substantially equivalent to a device first marketed in interstate commerce prior to May 1976 or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information, could prevent or delay the market introduction of new products that fall into this category. The 510(k) clearance and PMA review processes can be expensive, uncertain and lengthy. It generally takes from three to five months from submission to obtain 510(k) clearance, and from six to eighteen months from submission to obtain a PMA approval; however, it may take longer, and 510(k) clearance or PMA approval may never be obtained.

        Modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, require new 510(k) or PMA submissions. Inverness has made modifications to some of its products since receipt of initial 510(k) clearance or PMA approval. With respect to several of these modifications, Inverness filed new 510(k)s describing the modifications and received FDA 510(k) clearance. Inverness has made other modifications to some of its products that it believes do not require the submission of new 510(k)s or PMA. The FDA may not agree with any of our determinations not to submit a new 510(k) or PMA for any of these modifications made to our products. If the FDA requires Inverness to submit a new 510(k) or PMA for any device modification, Inverness may be prohibited from marketing the modified products until the new submission is cleared by the FDA.

Inverness is also subject to applicable regulatory approval requirements of the foreign countries in which it sells products, which are costly and may prevent or delay Inverness from marketing its products in those countries.

        In addition to regulatory requirements in the United States, Inverness is subject to the regulatory approval requirements for each foreign country to which it exports its products. In the European Union, regulatory compliance requires affixing the "CE" mark to product labeling. Although Inverness' products are currently eligible for CE marking through self-certification, this process can be lengthy and expensive. In Canada, as another example, Inverness' products require approval by Health Canada prior to commercialization along with International Standards Organization, or ISO, 13485/CMDCAS certification. It generally takes three to six months from submission to obtain a Canadian Device License. Any changes in foreign approval requirements and processes may cause Inverness to incur additional costs or lengthen review times of its products. Inverness may not be able to obtain foreign regulatory approvals on a timely basis, if at all, and any failure to do so may cause Inverness to incur additional costs or prevent it from marketing its products in foreign countries, which may have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with ongoing regulation applicable to the products Inverness sells, may result in significant costs or, in certain circumstances, the suspension or withdrawal of previously obtained clearances or approvals.

        Any products for which Inverness obtains regulatory approval or clearance continue to be extensively regulated by the FDA and other federal, state and foreign regulatory agencies. These regulations impact many aspects of Inverness' operations, including manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. For example, Inverness' manufacturing facilities and those of its suppliers and distributors are, or can be, subject to periodic regulatory inspections. The FDA and foreign regulatory agencies may require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any product approvals that could restrict the commercial applications of those products. In addition, the subsequent discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Inverness is also subject to routine inspection by the FDA and certain state agencies for compliance with Quality System Requirement and Medical Device Reporting requirements in the United States and other applicable regulations worldwide, including but not limited to ISO regulations. In addition to product-specific regulations, Inverness is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Inverness may incur significant costs to comply with these laws and regulations. If Inverness fails to comply with applicable regulatory requirements, it may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products or injunctions against their distribution, disgorgement of money, operating restrictions and criminal prosecution.

        Regulatory agencies may also impose new or enhanced standards that would increase Inverness' costs as well as the risks associated with non-compliance. For example, Inverness anticipates that the FDA may soon finalize and implement "good manufacturing practice," or GMP, regulations for nutritional supplements. GMP regulations would require supplements to be prepared, packaged and held in compliance with certain rules, and might require quality control provisions similar to those in the GMP regulations for drugs. While Inverness' manufacturing facilities for nutritional supplements have been subjected to, and passed, third-party inspections against anticipated GMP standards, the ongoing compliance required in the event that GMP regulations are adopted would involve additional costs and would present new risks associated with any failure to comply with the regulations in the future.

If Inverness delivers products with defects, its credibility may be harmed, market acceptance of its products may decrease and it may be exposed to liability in excess of its product liability insurance coverage.

        The manufacturing and marketing of consumer and professional diagnostic products involve an inherent risk of product liability claims. In addition, Inverness' product development and production are extremely complex and could expose its products to defects. Any defects could harm its credibility and decrease market acceptance of its products. In addition, Inverness' marketing of vitamins and nutritional supplements may cause it to be subjected to various product liability claims, including, among others, claims that the vitamins and nutritional supplements have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of its insurance coverage or may be excluded from coverage under the terms of the policy. In the event that Inverness is held liable for a claim for which it is not indemnified, or for damages exceeding the limits of its insurance coverage, that claim could materially damage its business and financial condition.

The effect of market saturation may negatively affect the sales of Inverness' products, including our Biosite Triage BNP Tests.

        Sales growth in Inverness' recently acquired Biosite business has been driven in recent years by growth in the sales volumes of the Biosite Triage BNP Tests. For example, growth in the sales unit volume of Triage BNP Tests represented 41% and 69% of Biosite's total product sales volume growth for 2006 and 2005, respectively. The meter-based Triage BNP Test, launched domestically in January 2001, was the first blood test available to aid in the detection of heart failure and benefited from a first to market position until the entry of direct competition in June 2003.

        As the acute care and initial diagnosis market segment for natriuretic testing in the U.S. hospital setting becomes saturated, Inverness' expects the growth rates of sales unit volume for its Biosite Triage BNP Tests in 2007 and future periods to be lower than the growth rates experienced by Biosite over the past several years. Unless Inverness is able to successfully introduce new products into the market and achieve market acceptance of those products in a timely manner, the effect of market saturation on its existing products may negatively impact product sales, gross margins and financial results. In addition, as the market for BNP testing matures and more competitive products become available, the average sales price for the Biosite Triage BNP Tests is likely to decline, which will adversely impact Inverness' product sales, gross margins and our overall financial results.

Inverness' sales of branded nutritional supplements have been trending downward since 1998 due to the maturity of the market segments they serve and the age of that product line, and Inverness may experience further declines in sales of those products.

        Inverness' aggregate sales of all of its brand name nutritional products, including, among others, Ferro-Sequels, Stresstabs, Protegra, Posture, SoyCare, ALLBEE, and Z-BEC, have declined each year since 1998 through the year 2006, except in 2002 when they increased slightly as compared to 2001. Inverness believes that these products have under-performed because they are, for the most part, aging brands with limited brand recognition that face increasing private label competition. The overall age of this product line means that Inverness is subject to future distribution loss for under-performing brands, while its opportunities for new distribution on the existing product lines are limited. As a result, Inverness does not expect significant sales growth of its existing brand name nutritional products, and it may experience further declines in overall sales of its brand name nutritional products in the future.

Inverness' sales of specific vitamins and nutritional supplements could be negatively affected by media attention or other news developments that challenge the safety and effectiveness of those specific vitamins and nutritional supplements.

        Most growth in the vitamin and nutritional supplement industry is attributed to new products that tend to generate greater attention in the marketplace than do older products. Positive media attention resulting from new scientific studies or announcements can spur rapid growth in individual segments of the market, and also affect individual brands. Conversely, news that challenges individual segments or products can have a negative impact on the industry overall as well as on sales of the challenged segments or products. Most of Inverness' vitamin and nutritional supplements products serve well-established market segments and, absent unforeseen new developments or trends, are not expected to benefit from rapid growth. A few of Inverness' vitamin and nutritional products are newer products that are more likely to be the subject of new scientific studies or announcements, which could be either positive or negative. News or other developments that challenge the safety or effectiveness of these products could negatively affect the profitability of Inverness' vitamin and nutritional supplements business.

Inverness could suffer monetary damages, incur substantial costs or be prevented from using technologies important to its products as a result of a number of pending legal proceedings.

        Inverness is involved in various legal proceedings arising out of its consumer diagnostics, nutritional supplements and professional diagnostics business. Because of the nature of Inverness' business, Inverness may be subject at any particular time to commercial disputes, consumer product claims or various other lawsuits arising in the ordinary course of its business, including employment matters, and Inverness expects that this will continue to be the case in the future. Such lawsuits generally seek damages, sometimes in substantial amounts, for commercial or personal injuries allegedly suffered and can include claims for punitive or other special damages. An adverse ruling or rulings in one or more such lawsuits could, individually or in the aggregate, have a material adverse effect on Inverness' sales, operations or financial performance. In addition, Inverness aggressively defends its patent and other intellectual property rights. This often involves bringing infringement or other commercial claims against third parties. These suits can be expensive and result in counterclaims challenging the validity of Inverness' patents and other rights. Inverness cannot assure you that these lawsuits or any future lawsuits relating to its businesses will not have a material adverse effect on it.

Because sales of Inverness' private label nutritional supplements are generally made at low margins, the profitability of these products may suffer significantly as a result of relatively small increases in raw material or other manufacturing costs.

        Sales of Inverness' private label nutritional supplements, which for the years ended December 31, 2006 and 2005 provided approximately 13% and 16%, respectively, of its net product sales, generate low profit margins. Inverness relies on its ability to efficiently mass produce nutritional supplements in order to make meaningful profits from these products. Changes in raw material or other manufacturing costs can drastically cut into or eliminate the profits generated from the sale of a particular product. For the most part, Inverness does not have long-term supply contracts for its required raw materials and, as a result, its costs can increase with little notice. The private label nutritional supplements business is also highly competitive such that Inverness' ability to raise prices as a result of increased costs is limited. Customers generally purchase private label products via purchase order, not through long-term contracts, and they often purchase these products from the lowest bidder on a product by product basis. The Internet has enhanced price competition among private label manufacturers through the advent of on-line auctions, where customers will auction off the right to manufacture a particular product to the lowest bidder. The resulting margin erosion in Inverness' nutritionals business has resulted in a reduction in its overall gross margin over the last several years and contributed to its losses in 2006.

Inverness' financial condition or results of operations may be adversely affected by international business risks.

        Approximately 41% and 42% of Inverness' net revenue was generated from outside the United States for the years ended December 31, 2006 and 2005, respectively. A significant number of Inverness' employees, including manufacturing, sales, support and research and development personnel, are located in foreign countries, including England, Scotland, Japan, China and Israel. Conducting business outside the United States subjects Inverness to numerous risks, including:

  •
  increased costs or reduced revenue as a result of movements in foreign currency exchange rates;

  •
  decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries;

  •
  lower productivity resulting from difficulties managing sales, support and research and development operations across many countries;

  •
  lost revenues resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

  •
  lost revenues resulting from the imposition by foreign governments of trade protection measures;

  •
  higher cost of sales resulting from import or export licensing requirements;

  •
  lost revenues or other adverse affects as a result of economic or political instability in or affecting foreign countries in which Inverness sells its products or operates; and

  •
  adverse effects resulting from changes in foreign regulatory or other laws affecting the sales of Inverness products or its foreign operations.

Because Inverness' business relies heavily on foreign operations and revenues, changes in foreign currency exchange rates and Inverness' need to convert currencies may negatively affect its financial condition and results of operations.

        Inverness' business relies heavily on its foreign operations. Five of its manufacturing operations are conducted outside the United States, in Bedford, England; Hangzhou and Shanghai, China; Matsudo, Japan and Yavne, Israel. Inverness has consolidated much of its cardiovascular-related research and development in Scotland and it intends to establish a significant manufacturing operation there. Approximately 41% and 42% of Inverness' net revenue was generated from outside the United States for the years ended December 31, 2006 and 2005, respectively. In addition, the Abbott rapid diagnostics business generates a majority of its sales outside the United States, and all of the revenues of the Determine business are derived outside of the United States. Because of its foreign operations and foreign sales, Inverness faces exposure to movements in foreign currency exchange rates. Its primary exposures are related to the operations of its European subsidiaries and its manufacturing facilities in China and Japan. These exposures may change over time as business practices evolve and could result in increased costs or reduced revenue and could affect Inverness' actual cash flow.

Intense competition could reduce Inverness' market share or limit its ability to increase market share, which could impair the sales of its products and harm its financial performance.

        The medical products industry is rapidly evolving, and developments are expected to continue at a rapid pace. Competition in this industry, which includes both Inverness' consumer diagnostics and professional diagnostics businesses, is intense and expected to increase as new products and technologies become available and new competitors enter the market. Inverness' competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions.

        Inverness' future success depends upon maintaining a competitive position in the development of products and technologies in its areas of focus. Inverness' competitors may:

  •
  develop technologies and products that are more effective than Inverness products or that render Inverness technologies or products obsolete or noncompetitive;

  •
  obtain patent protection or other intellectual property rights that would prevent Inverness from developing potential products; or

  •
  obtain regulatory approval for the commercialization of their products more rapidly or effectively than Inverness does.

Also, the possibility of patent disputes with competitors holding foreign patent rights may limit or delay expansion possibilities for Inverness diagnostics businesses in certain foreign jurisdictions. In addition, many of Inverness' existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources.

        The market for the sale of vitamins and nutritional supplements is also highly competitive. This competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamins and nutritional supplements industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets, groceries and health food stores. As most of these companies are privately held, Inverness is unable to obtain the information necessary to assess precisely the size and success of these competitors. However, Inverness believes that a number of its competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than Inverness and have greater financial resources.

The rights Inverness relies upon to protect the intellectual property underlying its products may not be adequate, which could enable third parties to use its technology and would reduce its ability to compete in the market.

        Inverness' success will depend in part on its ability to develop or acquire commercially valuable patent rights and to protect its intellectual property. Inverness' patent position is generally uncertain and involves complex legal and factual questions. The degree of present and future protection for Inverness' proprietary rights is uncertain.

        The risks and uncertainties that Inverness faces with respect to its patents and other proprietary rights include the following:

  •
  the pending patent applications it has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

  •
  the claims of any patents which are issued may not provide meaningful protection;

  •
  it may not be able to develop additional proprietary technologies that are patentable;

  •
  the patents licensed or issued to it or its customers may not provide a competitive advantage;

  •
  other parties may challenge patents or patent applications licensed or issued to it or its customers;

  •
  patents issued to other companies may harm its ability to do business; and

  •
  other companies may design around technologies it has patented, licensed or developed.

        In addition to patents, Inverness relies on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying its products. If these measures do not protect Inverness' rights, third parties could use Inverness technology and Inverness' ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of Inverness products may breach their agreements with Inverness regarding its intellectual property, and it may not have adequate remedies for the breach. Inverness also may not be able to effectively protect its intellectual property rights in some foreign countries. For a variety of reasons, Inverness may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of its patents. Inverness' trade secrets may also become known through other means not currently foreseen by it. Despite Inverness' efforts to protect its intellectual property, its competitors or customers may independently develop similar or alternative technologies or products that are equal or superior to Inverness technology and products without infringing on any of Inverness' intellectual property rights or design around its proprietary technologies.

Claims by others that Inverness products infringe on their proprietary rights could adversely affect Inverness' ability to sell its products and could increase its costs.

        Substantial litigation over intellectual property rights exists in both the consumer and professional diagnostic industries. Inverness expects that its products in these industries could be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents which Inverness products or technology may infringe. Any of these third parties might make a claim of infringement against Inverness. Any litigation could result in the expenditure of significant financial resources and the diversion of management's time and resources. In addition, litigation in which Inverness is accused of infringement may cause negative publicity, have an impact on prospective customers, cause product shipment delays or require Inverness to develop non-infringing technology, make substantial payments to third parties, or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against Inverness and Inverness could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, Inverness' revenue may decrease and it could be exposed to legal actions by its customers.

Inverness has initiated, and may need to further initiate, lawsuits to protect or enforce its patents and other intellectual property rights, which could be expensive and, if Inverness loses, could cause it to lose some of its intellectual property rights, which would reduce its ability to compete in the market.

        Inverness relies on patents to protect a portion of its intellectual property and its competitive position. In order to protect or enforce its patent rights, Inverness may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

  •
  assert claims of infringement;

  •
  enforce Inverness patents;

  •
  protect Inverness trade secrets or know-how; or

  •
  determine the enforceability, scope and validity of the proprietary rights of others.

Currently, Inverness has initiated a number of lawsuits against competitors whom it believes to be selling products that infringe its proprietary rights. These current lawsuits and any other lawsuits that Inverness initiates could be expensive, take significant time and divert management's attention from other business concerns. Litigation also puts Inverness patents at risk of being invalidated or interpreted narrowly and Inverness patent applications at risk of not issuing. Additionally, Inverness may provoke third parties to assert claims against it.

        Patent law relating to the scope of claims in the technology fields in which Inverness operates is still evolving and, consequently, patent positions in its industry are generally uncertain. Inverness may not prevail in any of these suits and the damages or other remedies awarded, if any, may not be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, Inverness' stock price could decline.

In December 2005, Inverness learned that the Securities and Exchange Commission, or the SEC, had issued a formal order of investigation in connection with the previously disclosed revenue recognition matter at one of its diagnostic divisions. Inverness cannot predict what the outcome of this investigation will be.

        In December 2005, Inverness learned that the SEC had issued a formal order of investigation in connection with the previously disclosed revenue recognition matter at one of its diagnostic divisions, and Inverness subsequently received a subpoena for documents. Inverness believes that it has fully responded to the subpoena and has continued to fully cooperate with the SEC's investigation. Inverness cannot predict whether the SEC will seek additional information or what the outcome of its investigation will be.

In March 2006, the FTC opened a preliminary, non-public investigation into Inverness' acquisition of the Innovacon business to determine whether this acquisition may be anticompetitive. Inverness cannot predict what the outcome of this investigation will be.

        In March 2006, the FTC opened a preliminary, non-public investigation into Inverness' then-pending acquisition of the Innovacon business it acquired from ACON Laboratories to determine whether this acquisition may be anticompetitive, and Inverness subsequently received a Civil Investigative Demand and a subpoena requesting documents. Inverness believes that it has fully responded to the Civil Investigative Demand, and it is continuing to produce documents in connection with the subpoena and to otherwise cooperate with the FTC's investigation. Inverness cannot predict whether the FTC will seek additional information or what the outcome of this investigation will be. The FTC generally has the power to commence administrative or federal court proceedings seeking injunctive relief or divestiture of assets. In the event that an order were to be issued requiring divestiture of significant assets or imposing other injunctive relief, Inverness' business, financial condition and results of operations could be materially adversely affected.

Non-competition obligations and other restrictions will limit Inverness' ability to take full advantage of its management team, the technology it owns or licenses and its research and development capabilities.

        Members of the Inverness management team have had significant experience in the diabetes field. In addition, technology Inverness owns or licenses may have potential applications to this field and its research and development capabilities could be applied to this field. However, in conjunction with Inverness' split-off from Inverness Medical Technology, Inc., or IMT, Inverness agreed not to compete with IMT and Johnson & Johnson in the field of diabetes through 2011. In addition, Inverness' license agreement with IMT prevents it from using any of the licensed technology in the field of diabetes. As a result of these restrictions, Inverness cannot pursue opportunities in the field of diabetes.

Inverness' operating results may fluctuate due to various factors and as a result period-to-period comparisons of its results of operations will not necessarily be meaningful.

        Factors relating to Inverness' business make its future operating results uncertain and may cause them to fluctuate from period to period. Such factors include:

  •
  the timing of new product announcements and introductions by Inverness and its competitors;

  •
  market acceptance of new or enhanced versions of Inverness products;

  •
  changes in manufacturing costs or other expenses;

  •
  competitive pricing pressures;

  •
  the gain or loss of significant distribution outlets or customers;

  •
  increased research and development expenses;

  •
  the timing of any future acquisitions;

  •
  general economic conditions; or

  •
  general stock market conditions or other economic or external factors.

Because Inverness' operating results may fluctuate from quarter to quarter, it may be difficult for Inverness or its investors to predict future performance by viewing historical operating results.

Period-to-period comparisons of Inverness' operating results may not be meaningful due to its acquisitions.

        Inverness has engaged in a number of acquisitions in recent years, which makes it difficult to analyze Inverness' results and to compare them from period to period. Significant acquisitions include Inverness' acquisitions of IVC Industries, Inc. in March 2002, Wampole in September 2002, Ostex in June 2003, ABI in August 2003, the Abbott rapid diagnostics product lines in September 2003, Binax and Ischemia in March 2005, the Determine business in June 2005, BioStar in September 2005, the Innovacon business in March 2006, Instant in March 2007 and Biosite in June 2007. Period-to-period comparisons of Inverness' results of operations may not be meaningful due to these acquisitions and are not indications of Inverness' future performance. Any future acquisitions, including the pending acquisitions of Matritech and Alere, will also make Inverness' results difficult to compare from period to period in the future.

Future sales of Inverness common stock issuable upon conversion of its senior subordinated convertible notes may adversely affect the market price of Inverness common stock.

        Inverness' $150,000,000 principal amount of senior subordinated convertible notes are initially convertible into Inverness common stock at a conversion price of approximately $52.30 per share, or approximately 2,868,120 shares. Sales of a substantial number of shares of Inverness common stock in the public market could depress the market price of Inverness common stock and impair Inverness' ability to raise capital through the sale of additional equity securities. Inverness cannot predict the effect that future sales of Inverness common stock or other equity-related securities would have on the market price of Inverness common stock. The price of Inverness common stock could be affected by possible sales of Inverness common stock by holders of its senior subordinated convertible notes and by hedging or arbitrage trading activity that may develop involving Inverness common stock.

The conversion rate of Inverness' senior subordinated convertible notes may be adjusted based upon the daily volume weighted average price per share of Inverness common stock for the thirty consecutive trading days ending on May 9, 2008, and any such adjustment will be dilutive to the holders of Inverness common stock and could have an adverse effect on the price of Inverness common stock.

        The conversion rate applicable to Inverness' senior subordinated convertible notes will be increased if the daily volume weighted average price per share of Inverness common stock for the thirty consecutive trading days ending on May 9, 2008 is less than $40.23 (adjusted for any stock splits, stock dividends, recapitalizations or other similar events). In that event, the conversion rate will be adjusted to be the greater of 130% of such average or $40.23 (in each case adjusted for any stock splits, stock dividends, recapitalizations or other similar events), but no such adjustment will decrease the then-applicable conversion rate. Any such adjustment will result in additional shares of Inverness common stock becoming issuable upon conversion of Inverness' senior subordinated convertible notes and therefore will be dilutive to holders of Inverness common stock.

Inverness' stock price may fluctuate significantly, and stockholders who buy or sell Inverness common stock may lose all or part of the value of their investment, depending on the price of Inverness common stock from time to time.

        Inverness common stock has been listed on the American Stock Exchange since November 23, 2001, and it has a limited market capitalization. As a result, Inverness is currently followed by only a few market analysts and a portion of the investment community. Limited trading of Inverness common stock may therefore make it more difficult for investors to sell their shares.

        In addition, Inverness' share price may be volatile due to fluctuations in its operating results, as well as factors beyond Inverness' control. It is possible that in some future periods the results of Inverness' operations will be below the expectations of the public market. If this occurs, the market price of Inverness common stock could decline. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of Inverness common stock for reasons unrelated to its operating performance. The market price of Inverness common stock may be highly volatile and may be affected by factors such as:

  •
  quarterly and annual operating results, including failure to meet the performance estimates of securities analysts;

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  changes in financial estimates of revenues and operating results or buy/sell recommendations by securities analysts;

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  the timing of announcements by Inverness or its competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof;

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  changes in general conditions in the economy, the financial markets or the health care industry;

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  government regulation in the health care industry;

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  changes in other areas such as tax laws;

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  sales of substantial amounts of Inverness common stock or the perception that such sales could occur;

  •
  changes in investor perception of Inverness' industry, businesses or prospects;

  •
  the loss of key employees, officers or directors; or

  •
  other developments affecting Inverness or its competitors.

Anti-takeover provisions in Inverness' organizational documents and Delaware law may limit the ability of its stockholders to control its policies and effect a change of control of Inverness and may prevent attempts by Inverness' stockholders to replace or remove its current management, which may not be in the best interests of Inverness' stockholders.

        There are provisions in Inverness' certificate of incorporation and bylaws that may discourage a third party from making a proposal to acquire it, even if some of Inverness' stockholders might consider the proposal to be in their best interests, and may prevent attempts by Inverness' stockholders to replace or remove its current management. These provisions include the following:

  •
  Inverness' certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a staggered board. By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of the Inverness board of directors in control for a longer period of time than stockholders may desire;

  •
  Inverness' certificate of incorporation authorizes its board of directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control;

  •
  Inverness' certificate of incorporation prohibits its stockholders from filling board vacancies, calling special stockholder meetings or taking action by written consent;

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  Inverness' certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors; and

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  Inverness' bylaws require advance written notice of stockholder proposals and director nominations.

Additionally, Inverness is subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirers of 15% or more of Inverness stock. Finally, the Inverness board of directors may in the future adopt other protective measures, such as a shareholder rights plan, which could delay, deter or prevent a change of control.

Because Inverness does not intend to pay dividends on its common stock, investors will benefit from an investment in Inverness common stock only if it appreciates in value.

        Inverness currently intends to retain future earnings, if any, to finance the expansion of its business and does not expect to pay any dividends on Inverness common stock in the foreseeable future. In addition, Inverness' secured credit facilities currently prohibit the payment of cash dividends. As a result, the success of an investment in Inverness common stock will depend entirely upon any future appreciation. There is no guarantee that shares of Inverness common stock will appreciate in value or even maintain the value at which the shares were purchased.

Risk Factors Relating to Matritech

Matritech may need to obtain additional capital in order to continue its operations.

        At September 30, 2007, Matritech had cash and cash equivalents of $2.8 million, negative working capital of $10.8 million and a net loss of $4.8 million in the fiscal quarter ended September 30, 2007, which raises substantial doubt about Matritech's ability to continue as a going concern. Although Matritech completed a financing in August 2007, it realized net proceeds of only approximately $3.4 million. Matritech expects to use the proceeds from this financing to fund its operations through the closing of the asset sale. However, it is possible that Matritech will need to secure additional capital if the closing of the asset sale is delayed beyond December 13, 2007 or if Matritech incurs either large unanticipated expenses or a significant decrease in revenue. In such circumstances, if Matritech were not able to receive an adequate amount of additional financing on a timely basis, it would be required to cease operations.

If Matritech does not consummate the asset sale before December 13, 2007, it will need to renegotiate its outstanding debt or face defaulting on its obligations, which could jeopardize its ability to consummate the asset sale.

        Matritech has entered into agreements with the holders of at least 96% of the outstanding principal balance of its secured notes issued in January 2006 and January 2007 to defer any further payments on the secured notes until the earlier to occur of the December 13, 2007 maturity date or the closing of a change of control transaction such as the asset sale. Prior to the maturity date of the secured notes, Matritech is still required to make monthly payments to the holders of the secured notes who have not agreed to defer the payments. If Matritech is required to use its limited cash resources to make payments to non-deferring holders, it will need additional financing earlier than otherwise projected.

        In August 2007, Matritech issued additional secured notes to certain new investors. These notes also mature on the earlier to occur of December 13, 2007 or the closing of a change of control transaction, such as the asset sale. The secured notes issued in the January 2006 and 2007 financings and the secured notes issued in the August 2007 financing are collectively referred to as the secured notes.

        If the asset sale has not yet occurred, all of Matritech's secured notes will become due and payable in full on December 13, 2007, unless the secured creditors agree to a further postponement of the due date. If all ongoing payments on the secured notes were postponed until and become due on December 13, 2007, the amount Matritech would then be required to pay for accrued interest and principal would be approximately $13.4 million. Additional amounts, up to approximately $2.9 million, would also be due as a payment premium on the secured notes. Matritech expects to have to pay all amounts due on its secured notes in cash, and if the asset sale has not been completed by December 13, 2007, Matritech would likely not have the cash available to make these payments on its secured notes.

        Matritech's failure to make timely payments on its secured notes would constitute an event of default under its secured notes and would likely result in its inability to continue operations, as further described in "Risk Factors—Matritech may be unable to comply with provisions of its secured notes and could suffer significant consequences in the event of non-compliance." In addition, any default under its secured notes could seriously jeopardize Matritech's ability to close the asset sale.

If Matritech is unable to close the asset sale, Matritech expects that it will need to continue to obtain additional capital in the future until it becomes profitable and, if it is unable to obtain such capital on a timely basis, it likely will not be able to continue its operations.

        Matritech has never been profitable and does not expect to be profitable in the near future. In the fiscal year ended December 31, 2006, Matritech had an operating loss of $8.0 million and a net loss of $11.9 million. For the nine-month period ended September 30, 2007, Matritech had an operating loss of $6.3 million and a net loss of $13.6 million. From March 2003 through August 2007, Matritech raised capital on seven occasions through the sale of various debt and equity securities. Matritech will, as it deems necessary or prudent and subject to the terms and conditions of the asset purchase agreement with Inverness and its various outstanding debt and equity agreements, continue to seek to raise additional capital through various financing alternatives, including equity or debt financings, issuances of securities convertible into equity and corporate partnering arrangements. However, Matritech has had great difficulty obtaining additional financing over the past year and may be unable to raise further capital.

        The terms of Matritech's Series A convertible preferred stock and secured notes greatly restrict its ability to raise additional capital. Under the terms of the Series A convertible preferred stock, Matritech is prohibited from issuing senior equity securities or having indebtedness in excess of $15.3 million except in limited forms. Under the terms of Matritech's secured notes, it is prohibited from issuing any debt securities or incurring any indebtedness except in limited forms and in limited amounts. In addition, under the asset purchase agreement, Matritech is not permitted to incur additional indebtedness without Inverness' prior written consent. These provisions place severe limits on Matritech's ability to raise additional financing.

        If Matritech does not consummate the asset sale and does not receive an adequate amount of additional financing in the future on a timely basis, it will likely be unable to fund future cash operating deficits or to meet its cash payment obligations required by its secured notes. As a result, Matritech would likely be required to shut down its operations.

Matritech may be unable to comply with provisions of its secured notes and could suffer significant consequences in the event of non-compliance.

        Matritech's secured notes impose substantial penalties in the event Matritech fails to comply with their terms. Potential events of default under the secured notes issued in January of 2006 and 2007 include:

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  failure to make payments as they become due;

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  failure to remain listed on any of the Nasdaq Stock Market, the New York Stock Exchange or AMEX;

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  failure to have an effective registration statement available for resale of the shares (except in the case of the January 2007 secured notes only if registration has been demanded);

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  failure to timely remove restrictive legends from any stock certificates delivered upon conversion;

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  written notice or public announcement of Matritech's intention not to issue shares upon conversion;

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  making an assignment for the benefit of creditors, or applying for or consenting to the appointment of a receiver or trustee for a substantial portion of its property or business or that of any subsidiary;

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  bankruptcy, insolvency or similar proceedings being filed by or against Matritech or any subsidiary;

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  the acquisition of Matritech's business, whether by merger, a sale or disposition of substantially all of Matritech's assets, or otherwise;

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  a default on Matritech's existing or future liabilities in excess of $250,000; and

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  a breach of any material term of any other transaction document Matritech entered into with the purchasers of these secured notes.

        In addition, potential events of default under the August 2007 secured notes include:

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  failure to make payments as they become due;

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  making an assignment for the benefit of creditors, or applying for or consenting to the appointment of a receiver or trustee for a substantial portion of its property or business or that of any subsidiary;

  •
  bankruptcy, insolvency or similar proceedings being filed by or against Matritech or any subsidiary;

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  a default on Matritech's existing or future liabilities in excess of $250,000; and

  •
  a breach by Matritech of any material term of any other transaction document entered into with the purchasers of these secured notes.

        If Matritech defaults on its obligations under the secured notes issued in January 2006 and 2007, it could be required to pay interest and liquidated damages, and the notes could become immediately due and payable in cash at a premium of up to 125% of the outstanding principal amount plus accrued interest. In addition, if Matritech defaults on its obligations under the secured notes issued in August 2007, Matritech could be required to pay interest and the notes could become immediately due and payable in cash at a premium of up to 129% of the outstanding principal amount. The holders of Matritech's secured notes, through the collateral agent to whom Matritech granted a security interest in collateral relating to its NMP22 product line, could assume control of and sell the collateral, which consists of certain cell lines, equipment, inventory and general intangibles related to Matritech's

NMP22 product line, as well as proceeds from any sales of the product line. Any of these events would jeopardize Matritech's financial position and viability as a going concern, as well as Matritech's ability to consummate the asset sale.

Matritech has incurred substantial indebtedness and may be unable to service its debt.

        As a result of sales of the secured notes, Matritech substantially increased its indebtedness from approximately $0.8 million at the end of 2005 to approximately $13.0 million as of August 31, 2007 which includes the liquidation preference on the Series A convertible preferred stock. The secured notes issued in January 2006 and January 2007 bear interest at the rate of 15% per annum, and the secured notes issued in August 2007 bear interest at 15% per annum for the first 90 days they are outstanding and, thereafter, at 18% per annum. This level of indebtedness could, among other things:

  •
  make it difficult for Matritech to make payments on this debt and other obligations;

  •
  make it difficult for Matritech to obtain future financing;

  •
  require Matritech to redirect significant amounts of cash flow from operations to service its indebtedness;

  •
  require Matritech to take measures such as the reduction in scale of its operations that might hurt its future performance in order to satisfy its debt obligations; and

  •
  make Matritech more vulnerable to bankruptcy.

Matritech has granted a security interest in its NMP22 product line that restricts its operation of, and could result in the loss of all assets related to, this product line if Matritech defaulted on its obligations.

        Matritech granted to SDS Capital Group SPC, Ltd., as collateral agent for the holders of the secured notes, a security interest in collateral including some cell lines, equipment, inventory and general intangibles related to the NMP22 product line, as well as proceeds from any sale of that product line pursuant to a Second Amended and Restated Security Agreement. The collateral excludes receivables for product sales. The security interest covers assets related to both Matritech's NMP22 Lab Test Kit and NMP22 BladderChek Test, the two products that represented approximately 92% of Matritech's product sales in 2006 and 92% for the six months ended June 30, 2007. Matritech also entered into a Second Amended and Restated Contingent License Agreement with the collateral agent granting license rights in the field of bladder cancer detection to some of Matritech's patents related to the NMP22 products, sublicense rights to patents licensed to Matritech and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. The Security Agreement and License Agreement impose restrictions on Matritech's sale or abandonment of the collateral and the patent rights. Further, these agreements afford the collateral agent the right to assume control of and sell the collateral and to use the license rights exclusively within the field of bladder cancer detection in the event of Matritech's default in its obligations under the secured notes. If Matritech defaults on these obligations, and the collateral is sold, Matritech will lose its primary source of revenue, which would have a material adverse effect on its business and would severely jeopardize its ability to continue operations and to complete the asset sale.

Matritech has a history of operating losses, is continuing to lose money and may never be profitable.

        Matritech has incurred losses since it began operations in 1987. These losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with Matritech's market development and selling efforts. Matritech's accumulated deficit from inception through September 30, 2007 is $123 million. Matritech's product sales and net loss for each of the past three fiscal years and the nine months ended September 30, 2007 have been:

	2004	2005	2006	Through September 30, 2007
Product Sales, net of all allowances	$7,275,000	$10,290,000	$12,085,000	$10,011,000
Net Loss	$11,123,000	$7,865,000	$11,935,000	$13,553,000

Matritech expects to continue to incur additional operating losses in the future.

Matritech may fail to meet the standards for continued listing of shares of Matritech common stock on the American Stock Exchange or for listing of such shares on another national exchange.

        National stock trading exchanges, including the American Stock Exchange, or AMEX, where Matritech common stock is currently listed, maintain standards and requirements for initial and continued listing of securities. In September 2006, Matritech received notice from AMEX that it was not in compliance with certain continued listing standards relative to maintenance of stockholders' equity and profitability. On October 23, 2006, Matritech submitted to AMEX a plan of proposed actions it believes will bring it into compliance with applicable listing standards no later than March 21, 2008. On December 8, 2006, Matritech received notice that AMEX had accepted its plan. AMEX may initiate delisting procedures against Matritech if it does not make progress consistent with its submitted plan during the plan period or if Matritech is not in compliance with applicable listing standards at the end of the plan period. Delisting of shares of Matritech common stock would violate terms of Matritech's various financing documents, could result in the declaration of an event of default on Matritech's secured notes and could cause the noteholders to seek to recover potential damages from Matritech. Further, under the asset purchase agreement, Matritech has agreed that it will use its commercially reasonable efforts to continue the listing of shares of Matritech common stock on AMEX through the closing of the asset sale. Any suspension of trading or delisting of Matritech's shares could make it more difficult for Matritech to raise needed additional capital on terms acceptable to it or at all and could seriously impair the ability of Matritech's stockholders to sell shares of Matritech common stock.

Market volatility and fluctuations in the price of Matritech common stock, and trading volume may cause sudden decreases in the value of an investment in Matritech common stock.

        The market price of Matritech common stock has historically been, and is likely to continue to be, volatile. The price of Matritech common stock has ranged between $0.10 and $0.85 in the fifty-two week period ended October 31, 2007. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by Matritech's competitors or disappointing results by third parties, as well as market conditions in Matritech's industry, may significantly influence the market price of Matritech common stock. For example, in the past, the market price of Matritech common stock has been affected by announcements of clinical trial results and technical breakthroughs at other biotechnology companies as well as Matritech's own public announcements regarding such things as quarterly sales and earnings, regulatory agency actions and corporate partnerships. Consequently, events both within and beyond Matritech's control may cause shares of its stock to lose their value rapidly.

        In addition, sales of a substantial number of shares of Matritech common stock by stockholders could adversely affect its market price. In the third quarter of 2007, Matritech common stock only had an average daily trading volume of approximately 269,465 shares. Matritech may be required to file a resale registration statement if it receives a valid demand for registration of shares that may be issued upon conversion of the secured notes issued in January 2007 or exercise of the accompanying warrants. In connection with Matritech's January 2006 private placement of secured notes and warrants, Matritech filed two resale registration statements covering an aggregate of up to 25,797,839 shares of Matritech common stock for the benefit of the selling security holders. In connection with Matritech's March 2005 private placement of Series A convertible preferred stock and warrants, Matritech filed a resale registration statement covering up to 18,922,917 shares of Matritech common stock for the benefit of those investors. In connection with Matritech's March 2004 private placement of Matritech common stock and accompanying warrants, Matritech filed a resale registration statement covering up to 7,121,031 shares of Matritech common stock for the benefit of those investors. Matritech has also filed numerous resale registration statements in connection with previous sales of its equity securities. The actual or anticipated resale by such investors under these registration statements may depress the market price of Matritech common stock. Bulk sales of shares of Matritech common stock in a short period of time could also cause the market price of Matritech common stock to decline.

Future equity or convertible debenture financings will result in additional dilution of the ownership interest of Matritech's existing investors and may have an adverse impact on the price of Matritech common stock.

        If the asset sale is not completed, Matritech expects that it will need to raise additional capital in the future to continue its operations. In order to fund its operations, Matritech has raised additional capital from 2003 through August 2007 through the sale of debt and equity securities, and if the asset sale is not completed, Matritech expects that it will continue to require additional capital to fund its operations and will seek to raise this capital through the sale of equity-related instruments. Any future equity-related financings will dilute the ownership interest of Matritech's existing investors and may have an adverse impact on the price of Matritech common stock.

        In addition, the terms of the Series A convertible preferred stock and the secured notes provide for anti-dilution adjustments to their conversion prices and to the exercise prices of the accompanying warrants. Matritech is also contractually obligated to make "top-off" payments upon demand of the former holders of the warrants issued in March 2003 in the event it engages in a transaction that would have been a dilutive issuance under the March 2003 warrants.

        The Series A convertible preferred stock and the accompanying warrants issued in connection with Matritech's March 2005 private placement also include anti-dilution protection provisions that were triggered by the sale of the secured notes issued in January 2006. As a result, the conversion price of the Series A convertible preferred stock was reduced from $0.88 per share to $0.70 per share and the exercise price of the March 2005 warrants was reduced from $1.47 per share to $1.34 per share. Both the Series A convertible preferred stock and the March 2005 warrants have reached their contractual floor prices and further dilutive issuances will not result in any further reduction in conversion or exercise price for these securities.

        The sale of secured notes in January 2007 triggered the anti-dilution protection provisions of the secured notes and accompanying warrants issued in January 2006. As a result, both the conversion price of the secured notes and the exercise price of the warrants issued in January 2006 were reduced from $0.65 and $0.67, respectively, to $0.63 per share. Future dilutive issuances could result in further reduction of the conversion price and exercise price of the secured notes and accompanying warrants issued in January 2006.

        The secured notes and accompanying warrants issued in January 2007 also contain anti-dilution protection provisions. Currently, these secured notes are convertible to Matritech common stock at a price of $0.63 per share and the accompanying warrants are exercisable at an exercise price of $0.63 per share. If Matritech completes a future financing at a price of less than $0.63 per share the conversion price of the secured notes issued in January 2007 would be reduced to the new financing price per share and the exercise price of the warrants issued in January 2007 would be reduced to the new financing price per share.

Matritech will not be able to significantly increase revenue or achieve profitability unless Matritech increases the number of urologists using its NMP22 BladderChek Test, increases the per-urologist usage of its tests and/or successfully penetrates markets other than urologists.

        Currently, the primary market for Matritech's NMP22 BladderChek Test consists of urologists who utilize Matritech's NMP22 BladderChek Test as an adjunct to their cystoscopic examination of patients for detecting initial cases of bladder cancer and monitoring diagnosed cases for recurrence. Matritech has focused its sales and marketing on developing urologist users for either or both of these applications. In order to achieve increased revenue and profitability, Matritech must increase sales to urologists, increase the usage per urologist and/or expand the market for its product to other physicians, such as gynecologists and primary care doctors. While Matritech has had success in developing new urologist customers, it is still in the early stages of convincing a large number of them to use the test more widely than their current practice. In addition, Matritech has had limited experience in implementing its strategy of expanding users to include gynecologists and other physicians in Germany. In the United States, Matritech has not yet implemented a program to sell its NMP22 BladderChek Tests to physicians other than urologists and it may not be successful in penetrating these physician markets. Matritech may not be able to significantly expand the categories of physicians who use its NMP22 BladderChek Test. Failure to achieve one or more of these objectives may significantly limit Matritech's long term revenue potential and may require substantially more investment to achieve profitability.

Matritech's inability to develop and commercialize additional products may limit the future prospects for its business, sales and profits.

        Matritech believes that its ability to achieve profitability and to increase profits will be affected by its progress in producing additional revenue-generating products and technologies. Other than Matritech's NMP22 products and the allergy and other diagnostic products distributed by Matritech's German subsidiary, none of Matritech's technologies has been commercialized or is close enough to commercialization to be expected to generate revenue in the foreseeable future, if at all. In September 2007, Matritech and Sysmex Corporation terminated the Exclusive License and Exclusive Supply Agreement under which Sysmex had licensed Matritech's NMP179® technology for cervical cancer detection. Matritech currently has no further plans to license or commercialize its NMP179 technology. If Matritech is unable successfully to develop and commercialize other products or technologies, the prospects for its business, sales and profits will be materially limited. In addition, if Matritech is unable to develop and commercialize additional products to diversify its revenue streams, great reliance will be placed on the success of its few existing products.

If Matritech is unable to manufacture or otherwise obtain the product volumes it needs, Matritech may be unable to meet commitments to its customers and its results of operations would suffer.

        Matritech currently manufactures its NMP22 Lab Test Kits and packages its NMP22 BladderChek Tests in its Newton, Massachusetts facility but relies on third party vendors for certain components and processes for each of these products. Neither Matritech nor its vendors have experience in manufacturing and assembling the NMP22 Lab Test Kits and BladderChek Tests in large volumes. As a result of the execution in November 2006 of a supply agreement with Inverness, Matritech has arranged for Inverness to become an additional supplier for this product and to have multiple manufacturing locations for the NMP22 BladderChek Test. However, the ability of a new manufacturer to make this product satisfactorily is largely untested, as is the ability of a new manufacturer to produce large volumes of the product satisfactorily and on a timely basis. Further, the United States Food and Drug Administration, or the FDA, must approve and qualify any new manufacturing locations of the NMP22 BladderChek Test before tests manufactured at the new location can be sold in the United States. Matritech expects the sales volume of its NMP22 BladderChek Test will generally continue to grow, although Matritech expects that quarter-over-quarter sales may not always increase and the rate of increase will likely not remain constant. Matritech and/or the suppliers of the NMP22 BladderChek Test may encounter difficulties in scaling up production of products, including problems involving:

  •
  production yields;

  •
  quality control and assurance;

  •
  component supply; and

  •
  shortages of qualified personnel.

        These problems could make it difficult to produce sufficient quantities of product to satisfy customer needs and could result in customer dissatisfaction and decreased sales. In addition, if quality problems arise or if Matritech needs to undertake any significant manufacturing changes in order to achieve desired product volumes, Matritech may be subject to review and/or other action by the governmental authorities that extensively regulate Matritech's manufacturing operations.

If Matritech loses the services of its suppliers or assemblers, Matritech may be unable to meet commitments to its customers and its results of operations would suffer.

        Matritech does not currently have alternative suppliers manufacturing its NMP22 BladderChek Tests or providing processes for its NMP22 Lab Test Kits. Unless and until Matritech secures additional suppliers for its NMP22 BladderChek Test and for processes for its NMP22 Lab Test Kit, and Matritech demonstrates to the FDA that additional suppliers are equivalent to its current sources, Matritech will be at risk of disruption of its product supply and may be unable to meet its sales commitments to customers. Although Matritech has executed a supply agreement with Inverness for its NMP22 BladderChek Test, and Inverness plans on having multiple manufacturing locations qualified and available for the manufacture of this product, to date the product is being manufactured at only one location and only one location has been qualified. Matritech has not yet obtained approval from the FDA to use a different manufacturing location. Matritech may face delays in securing FDA approval for use of an additional manufacturing location for its NMP22 BladderChek Test, and Matritech may not be able to secure the necessary approval at all. In that event, Matritech would expect that its product would continue to be manufactured at the same location it has been for several years. While Matritech attempts to maintain an adequate level of inventory to provide for contingencies such as key product components becoming unavailable or available in insufficient quantities, or an assembler failing to meet Matritech's requirements, Matritech's inventory levels may not be adequate to meet its commitments for an extended period of time. Matritech may be forced to modify its products to enable another supplier or another manufacturing location to meet its requirements, or Matritech may be required to cease production and sale of its products altogether if its existing supply sources do not continue to provide sufficient quantities of product to Matritech for whatever reason. Any product modification or cessation of production and sale of Matritech products would likely cause Matritech to fail to satisfy its sales commitments to its customers. Matritech's failure or delay in meeting its sales commitments would likely cause sales to decrease, could result in significant expense to obtain alternative sources of supply or assembly with the necessary facilities and know-how, and would negatively affect Matritech's results of operations.

Matritech may need to stop selling its NMP22 BladderChek Tests if it cannot obtain necessary licenses or waivers to use lateral flow technology, and Matritech may need to stop selling other products if third parties assert infringement claims against it.

        Matritech's NMP22 BladderChek Test uses lateral flow technology consisting of an absorbent material that soaks up urine from a small reservoir at one end of the container housing the test strip and exposes the urine to chemicals and antibodies arranged on the surface of or imbedded in the test strip. After a reaction with Matritech's proprietary antibodies, a test result appears in a window located on the container housing the test strip. The manufacture, use, sale, or import of point-of-care products that include lateral flow technology requires Matritech to obtain patent licenses in some jurisdictions. In August 2004, Matritech entered into a license agreement, effective as of April 1, 2004, with Abbott Laboratories, which holds patent rights in the lateral flow area. In November 2006, Matritech entered into a supply agreement with Inverness, which holds substantial patent rights in the lateral flow area covering the professional field, including licensed health care providers and diagnostic laboratories. As part of this agreement, Matritech has secured protection from claims by Inverness of infringement of Inverness' lateral flow patent rights for products Matritech purchases from Inverness and resells in the professional field. Inverness has also agreed not to sue Matritech, its resellers, distributors and end-customers for infringement of these lateral flow patent rights for products sold prior to November 3, 2006. If Matritech is unable to obtain any additional patent licenses that it needs or similar protection from infringement claims in order to permit it to make, use, sell, or import its NMP22 BladderChek Test products in the United States or in other jurisdictions, Matritech will have to stop selling its NMP22 BladderChek Tests in these jurisdictions until the expiration of the relevant patents or until Matritech is able to develop an alternative non-infringing design solution that uses a different technology. Matritech may not, however, be able to do this on a timely basis. In addition, Matritech may also be subject to litigation that seeks a percentage of the revenues Matritech has received from the sale of its NMP22 BladderChek Tests. Matritech accrues estimated royalties on sales of its NMP22 BladderChek Test based on estimates of its obligations under existing licensing agreements and, when probable and estimable, based upon its appraisal of intellectual property claims to which Matritech may be subject. If Matritech is required to obtain additional licenses, the additional royalties due for those licenses may substantially reduce its gross profits and make it difficult or impossible for Matritech to achieve profitability without new products or sources of revenue.

        Matritech has not identified or been advised by third parties of any rights owned by others that would require it to secure licenses or waivers in order to manufacture, use, sell or import its NMP22 Lab Test Kit product. Matritech believes that its NMP22 Lab Test Kit does not infringe upon the proprietary rights of third parties. However, it may be difficult or impossible to identify, prior to receipt of notice from a third party, the patent position or other intellectual property rights of the third party, either in the United States or in foreign jurisdictions. If Matritech's NMP22 Lab Test Kits are found to infringe other parties' proprietary rights and Matritech is unable to come to terms with such parties, Matritech may be forced to modify the NMP22 Lab Test Kits to make them non-infringing or to cease production of such products altogether.

Matritech competes with other methods of diagnosing cancer that already exist or may be successfully developed by others and Matritech's products may not prevail as the method of choice.

        Although Matritech is not aware of any other company selling FDA-approved diagnostic or therapeutic products that incorporate nuclear matrix protein technology, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies, is intense. Many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engage in the research and development of cancer diagnostic products. Many of these organizations have greater financial, manufacturing, marketing and human resources than Matritech does.

        Matritech expects that its current and future products will compete with existing FDA-approved tests, such UroVysion, which has been approved for both monitoring and diagnosing bladder cancer, and BTA Stat, which is a point-of-care test that has been approved for use in monitoring bladder cancer patients; a test known as CEA, which is used primarily for monitoring colorectal and breast cancers; a test known as CA19.9, which is used primarily for monitoring colorectal and gastric cancers; a test known as PSA, which is used primarily for monitoring and screening prostate cancer; tests known as TRUQUANT® BR RIA, CA15.3 and CA27.29, which are used for monitoring breast cancer; and cervical specimen collection and analysis systems known as Imaging-Directed CytologyTM (Cytyc) and FocalPointTM slide profiler (TriPath Imaging). Matritech is also aware of a number of companies that are developing cancer diagnostic products based upon gene technology such as OncoType Dx. Matritech's diagnostic products will also compete with more invasive or expensive procedures such as minimally invasive surgery, bone scans, magnetic resonance imaging and other in vivo imaging techniques. In addition, other companies may introduce competing diagnostic products based on alternative technologies that may adversely affect Matritech's competitive position. As a result, Matritech's products may become less competitive, obsolete or non-competitive.

Low reimbursement rates could limit the per-unit revenues for Matritech's products and make it uneconomical to sell or distribute them, and limitations on the medical circumstances for which reimbursement is provided could reduce the potential market for Matritech's products.

        Matritech's ability to sell its products depends in part on sufficient levels of payment from insurers and/or patients to enable Matritech and its customers (both physicians and laboratories) to make an adequate profit. Third-party reimbursement policies, patient attitudes and abilities to pay for some or all of their healthcare, national healthcare cost control measures and physician or hospital preferences may each influence per-unit revenues for Matritech's products, usually in different ways in different countries.

        In most countries, third party reimbursement is the most important factor in achieving adequate per-unit pricing. Typically, a necessary—but not sufficient—condition for obtaining third party reimbursement is an approval from the relevant jurisdiction's healthcare product regulatory authorities (such as the FDA in the United States). However, approvals by these authorities typically do not compel reimbursement by medical insurers, do not establish a reimbursement price and do not set forth the specific medical circumstances required to be satisfied in order to qualify for reimbursement. These are typically the province of the health care plans, whether private or public. Further, initial approval by a health care plan does not ensure continued reimbursement or stable prices. At a later date some insurers may decide not to continue reimbursement at all, not to continue reimbursement for some medical applications and/or to decrease the reimbursement amount. Low reimbursement, no reimbursement or reimbursement that requires a patient to pay a significant portion of the cost could have a material adverse impact on Matritech's potential revenues.

        In the United States, broad scale reimbursement (including both national healthcare plans such as Medicare and most private insurers) has removed financial barriers for a substantial majority of all potential patients. This has created an opportunity for Matritech's physician customers to sell diagnostic services based on Matritech's products to most of their patients being evaluated for bladder cancer. If Medicare or these private insurers were to lower reimbursement rates, Matritech believes its revenues would fall in part because physicians might have decreased interest in using Matritech products.

        To date, in Germany, where the national reimbursement bodies have not approved reimbursement for Matritech products, much of Matritech's sales revenue to physicians results from patients paying for Matritech products themselves. This lack of reimbursement may have limited the number of potential patients for Matritech products. On the other hand, Matritech's product sales may have benefited because there are no restrictions on the amounts that physicians are able to charge and physicians are not restricted to order the test only in those medical circumstances contained in a reimbursement policy. If the national reimbursement bodies were to designate Matritech's products as reimbursable, and did so at a low rate or for very limited clinical indications, it might decrease the prices Matritech could charge, lower the volume of tests that may be ordered and, in general, decrease the interest of physicians in using Matritech products. Reimbursement designation, however, could enable a far greater number of patients to be tested with Matritech products, which would partially offset such per-unit revenue decline. Reimbursement decisions can also be affected by national policies designed to control healthcare costs. These policies can limit prices paid for tests or limit the circumstances in which public and private insurers will reimburse the cost of tests. For example, Medicare has frozen reimbursement for clinical laboratory tests at 2003 levels and future changes could impose limitations on the prices Matritech's physician and laboratory customers can charge for the services based on Matritech products. The future announcement or adoption of such proposals could reduce the profitability of Matritech's business.

        Matritech expects that reimbursement approval will be obtained in some other countries where its products are sold, but do not believe reimbursement rates in all countries will be as favorable as in the United States. Broad scale reimbursement approval for Matritech's NMP22 BladderChek Test has not yet occurred in the principal countries of Asia (except in Japan) or in the principal countries of Europe (including Germany).

        Even with apparently attractive reimbursement levels, the attitudes of physicians, hospitals, laboratories, clinics and other customers may limit Matritech's per-product revenue because their profit expectations may influence their use of Matritech products and their attitudes toward the price Matritech charges them. To the extent that Matritech is unable to price its products to achieve physician or laboratory profit expectations, sales of Matritech products may suffer.

Matritech and its distributors are subject to extensive government regulation that adds to the cost and complexity of Matritech's business, may result in unexpected delays and difficulties, may impose severe penalties for violations and may prevent the ultimate sale or distribution of Matritech's products in certain countries.

        The FDA and many foreign governments stringently regulate the medical devices that Matritech manufactures and that Matritech and its distributors market to physicians or other customers. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States and agencies in the European Union, Japan and other countries where Matritech sells its products have their own regulations. If Matritech's products do not receive appropriate approvals from medical device regulatory authorities in any country, Matritech cannot sell its products in that country, either on its own or through distributors.

        Any products that Matritech or its suppliers manufacture or distribute in accordance with FDA approvals are subject to stringent regulation by the FDA, including:

  •
  keeping records and reporting adverse experiences with the use of those devices;

  •
  registering Matritech's establishments and listing its devices with the FDA and submitting these manufacturing establishments to periodic inspections by the FDA and certain state agencies; and

  •
  requiring Matritech's products to be manufactured in accordance with complex regulations known as Quality System Regulations, which include procedural and documentation requirements for manufacturing and quality assurance activities.

        If Matritech fails to comply with any FDA requirement, Matritech may face a number of costly and/or time consuming enforcement actions, including:

  •
  fines;

  •
  injunctions;

  •
  civil penalties;

  •
  recall or seizure of products;

  •
  total or partial suspension of production;

  •
  delay or refusal of the agency to grant premarket clearance or premarket approval for other devices in Matritech's development pipeline;

  •
  withdrawal of marketing approvals; and

  •
  criminal prosecution.

        The FDA and foreign governmental agencies have the authority to request the repair, replacement or refund of the cost of any device that Matritech manufactures or distributes if it is non-compliant. Failure to comply with medical device and quality regulations in countries outside the United States where Matritech sells its products can result in fines, penalties, seizure or return of products and the inability to sell the product in those countries either on Matritech's own or through its distributors.

        Labeling and promotional activities are subject to scrutiny in the United States by the FDA and, in certain instances, by the Federal Trade Commission, and by regulatory bodies in most countries outside the United States where Matritech sells products. For example, Matritech's NMP22 Lab Test Kit has received FDA approval and may be promoted by Matritech only as an aid in the management of patients with bladder cancer or as a diagnostic aid for use for previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket approval or clearance has not been obtained. In order to permit Inverness, Matritech's distributor, to sell Matritech's NMP22 BladderChek Test in the non-prescription, over-the-counter market in the U.S., Matritech will have to conduct clinical trials, make an additional submission to the FDA and secure FDA approval. There is no guarantee that clinical trials Matritech conducts will support a non-prescription, over-the-counter use of the NMP22 BladderChek Test, that Matritech will be able to secure FDA approval for sale in that market or that Inverness will ever commence sale of Matritech's NMP22 BladderChek Test in that market.

        In addition to federal regulations regarding manufacture and promotion of medical devices, Matritech is also subject to a number of state laws and regulations that may hinder its ability to market its products in those states or localities. Manufacturers in general are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Matritech may be required to incur significant costs to comply with these laws and regulations in the future, which could increase future losses or reduce future profitability.

Matritech may encounter insurmountable obstacles or incur substantially greater costs and delays than anticipated in the development process.

        From time to time, Matritech has experienced setbacks and delays in its research and development efforts and may encounter further obstacles in the course of the development of additional technologies, products and services. Matritech may not be able to overcome these obstacles or may have to expend significant additional funds and time. For example, in 1997, Matritech elected to terminate development of a blood-based test for PC1, a candidate marker for prostate cancer, due to unexpected difficulties. Despite encouraging initial results from an earlier low throughput research testing method, Matritech was unable to develop a kit for use in testing prostate cancer patients even when Matritech employed 1997 state-of-the-art detection methods. Matritech has subsequently announced that a different set of proteins (NMP48), discovered using a different discovery method, are the primary candidates in Matritech's prostate cancer program. More recently, Matritech and others have observed that the testing results of a low throughput research mass spectrometry instrument are not readily reproducible or transferable to high throughput mass spectrometry instruments. As a result, the preliminary positive results Matritech's scientists have achieved using monoclonal antibody based immunoassays and reverse transcriptase polymerase chain reaction have caused Matritech to direct its product development resources to these methods for the past two years. If Matritech fails to develop clinical tests based upon any of these methods, Matritech may be forced to curtail or abandon these programs and others that share the same characteristics or approach. In 2006, Matritech reported that the sensitivity and specificity of the breast cancer tests it has had in development were not sufficient to begin clinical trials for submission to the FDA and that it was proceeding with testing of additional antibody pairs, including some focused on different targets. Technical obstacles and challenges Matritech encounters in its research and development process may result in delays in or abandonment of product commercialization, may substantially increase the costs of development, and may negatively affect Matritech's results of operations.

Matritech often faces challenges in replicating the research results it obtains in its laboratories in clinical trials and, as a result, Matritech may have difficulty commercializing its products.

        Investors should not expect products that Matritech commercializes to perform as well in large-scale clinical trials as preliminary discovery research results in the small numbers of samples reported by Matritech may suggest. In large-scale clinical trials, such as those required by the FDA, Matritech expects to encounter greater variability and risks including but not limited to:

  •
  obtaining acceptable specimens from patients and healthy individuals;

  •
  testing a much larger population of individuals than Matritech tested in early discovery, which will be likely to include more biologic variability;

  •
  preparation methods for the specimens using lower cost, high-throughput procedures, which might result in performance different from those used in early discovery; and

  •
  inability to develop economic and reproducible test methods for the substance to be measured.

        Matritech believes that testing its final products in a clinical setting may yield less accurate product performance than the performance reported during the discovery phase. Unfavorable, or less favorable, results in clinical trials may make commercializing Matritech products more difficult.

Successful technical development of Matritech's products does not guarantee successful commercialization.

        Matritech may successfully complete technical development for one or all of its product development programs, but still fail to develop a commercially successful product for a number of reasons, including the following:

  •
  failure to obtain the required regulatory approvals for their use;

  •
  prohibitive production costs;

  •
  clinical trial results might differ from discovery-phase data; and

  •
  variation of perceived clinical value of products from physician to physician.

        Matritech's success in the market for the diagnostic products it develops will also depend greatly on its ability to educate physicians, patients, insurers and distributors on the medical benefits of its new products. Even if Matritech successfully educates the market, competing products may prevent Matritech from gaining wide market acceptance of its products.

If Matritech does not adequately protect its intellectual property, Matritech could lose its ability to compete in the marketplace.

        Protection of Matritech's intellectual property is necessary for the success of its products and business. Patent protection can be limited and not all intellectual property is or can be protected by patent. Matritech relies on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect its proprietary rights in its current and planned products. Matritech has little protection when it must rely on trade secrets and nondisclosure agreements. Matritech's competitors may independently develop technologies and products that are substantially equivalent or superior to Matritech's technology and products. If Matritech's competitors develop superior or competing technology and are able to produce products similar to or better than its own, Matritech's revenues could decrease.

        While Matritech has obtained patents where advisable, patent law relating to the scope of certain claims in the biotechnology field is still evolving. In some instances, Matritech has taken an aggressive position in seeking patent protection for its inventions and, in those cases, the degree of future protection for Matritech's proprietary rights is uncertain. In addition, the laws of certain countries in which Matritech's products are, or may be, licensed or sold do not protect Matritech's products and intellectual property rights to the same extent as the laws of the United States.

If Matritech is unable to recruit and retain key management, scientific and sales personnel, its business would be negatively affected.

        For Matritech's business to be successful, it needs to attract and retain highly qualified scientific, sales and management personnel. As of October 31, 2007, Matritech employed 65 employees. The loss of key members of Matritech's scientific staff or a number of Matritech's sales staff within a short period of time, and the failure to recruit the necessary additional or replacement personnel when needed with specific qualifications and on acceptable terms, might impede Matritech's research and development efforts and/or its direct-to-the-doctor marketing strategy. Matritech's success is also greatly dependent on the efforts and abilities of its management team. The simultaneous loss of multiple members of senior management may delay achievement of Matritech's business objectives due to the time that would be needed for replacements to be recruited and become familiar with Matritech's business. Matritech faces intense competition for qualified personnel from other companies, research and academic institutions, government entities and other organizations.

Matritech may be unable to establish distributor relationships with high revenue potential in jurisdictions where Matritech does not have a direct sales force.

        Matritech relies primarily on distributors to market its NMP22 BladderChek Tests in territories other than the United States and Germany. To date, Matritech's distribution arrangements in those other territories have not produced sales levels or sales growth consistent with the progress achieved by Matritech's own direct-to-the-doctor sales forces operating in the United States and Germany. Matritech has limited experience in selecting and managing distributors and does not know whether its existing distributors or others it may engage in the future will achieve substantial sales levels of Matritech products in the near term or at all. Failure to establish successful product distribution could severely limit the growth potential for Matritech's products, and Matritech's revenue and results of operation could be negatively affected.

The operations of Matritech's German subsidiary involve currency exchange rate variability and other risks that could negatively affect Matritech's results of operations.

        Historically, Matritech's German subsidiary has accounted for a large portion of Matritech's product sales. Accounts of Matritech's German subsidiary are maintained in euros and are translated into U.S. dollars. To the extent that foreign currency exchange rates fluctuate, Matritech may be exposed to significant financial variability, both favorable and unfavorable.

        In addition, although Matritech has integrated the operations of its German subsidiary since it acquired it in June 2000, Matritech still must coordinate geographically separate organizations, manage personnel with disparate business backgrounds and conduct business in a different regulatory and corporate culture. It remains to be seen whether the use of this subsidiary to spearhead the marketing effort of Matritech's products in Europe outside of Germany will be successful in the long term.

If Matritech is sued on the basis of product-related claims, the cost of defending those claims could be prohibitive.

        The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability claims. Third parties may successfully assert product liability claims against Matritech. Although Matritech currently has insurance covering product liability claims, Matritech may not be able to maintain this insurance at acceptable cost in the future, if at all. In addition, Matritech's insurance may not be sufficient to cover particularly large claims. Significant product liability claims could result in large and unexpected expenses as well as a costly distraction of management resources, potential negative publicity and reduced demand for Matritech's products.

If the products Matritech distributes that are made by other companies become unavailable or do not meet quality standards, Matritech may lose revenues and may face liability claims.

        If the products Matritech distributes, but does not manufacture, become unavailable for any reason or fail to meet Matritech's quality standards, Matritech would need to seek alternative sources of supply. If Matritech is unable to find alternative sources of an equivalent product, it may be required to cease distribution of those products affected by this supply issue, which could cause revenues to decrease or to be lost permanently. Furthermore, if products that Matritech distributes, but does not manufacture, should be found defective, Matritech could be sued on the basis of product liability or other claims.

Matritech's activities involve the use of hazardous materials, and Matritech may be held liable for any accidental injury from these hazardous materials.

        Matritech's research and development and assembly activities involve the use of hazardous materials, including carcinogenic compounds. Although Matritech believes that its safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, Matritech cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or exposure, Matritech could be held liable for resulting damages, and significant and unexpected costs, as well as costs related to increased insurance premiums or even the inability to obtain adequate insurance at a reasonable price, could result. Matritech might also face costs associated with loss of operations during any required clean-up. Any costs or liabilities resulting from Matritech's use of hazardous materials may negatively impact its financial condition and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        The Securities and Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This proxy statement/prospectus contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/prospectus, and they may also be made a part of this proxy statement/prospectus by reference to other documents filed with the SEC, which is known as "incorporation by reference."

        Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements represent present expectations of Inverness and Matritech management regarding future events and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in "Risk Factors" beginning on page 25 of this proxy statement/prospectus, as well as those set forth in the other SEC filings incorporated by reference herein.

        In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this proxy statement/prospectus or in any document incorporated by reference might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of the document incorporated by reference in this proxy statement/prospectus. Inverness and Matritech do not undertake any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Inverness or Matritech, or to any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

SPECIAL MEETING OF THE STOCKHOLDERS OF MATRITECH

When and Where the Special Meeting Will Be Held

        The special meeting of the stockholders of Matritech will be held at the offices of Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110 on December 12, 2007, at 10:30 a.m. Eastern Time.

What Will Be Voted Upon

        The purpose of the special meeting is to consider and vote upon the following proposals:

  1.
  To approve the sale of substantially all of the assets of Matritech, Inc. to Milano Acquisition Corp., a wholly owned subsidiary of Inverness Medical Innovations, Inc., pursuant to and on the terms set forth in an Asset Purchase Agreement dated August 27, 2007 by and among Inverness, Milano and Matritech.

  2.
  To approve the plan of complete liquidation and dissolution of Matritech, including the liquidation and dissolution of Matritech contemplated thereby following the closing of the asset sale.

  3.
  To approve an amendment to Matritech's certificate of incorporation to change Matritech's name to MZT Holdings, Inc., subject to the approval of the asset sale proposal and following the closing of the asset sale.

  4.
  To grant discretionary authority to the Matritech board of directors to adjourn or postpone the special meeting, even if a quorum is present, to solicit additional votes to approve the asset sale, the plan of dissolution or the name change proposals, if necessary.

  5.
  To consider and transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

        The Matritech board of directors does not currently intend to bring any business before the special meeting other than the specific proposals set forth above and specified in the notice of the special meeting. The Matritech board of directors does not know of any other matters that are to be brought before the special meeting. If any other business properly comes before the special meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Matritech board of directors may recommend.

        The matters to be considered at the special meeting are of great importance to Matritech's stockholders. Accordingly, stockholders are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. Proxies may also be returned to Matritech by telephone or on the Internet.

The Matritech Board of Directors' Recommendation

        The Matritech board of directors has approved the asset sale proposal, the plan of dissolution proposal, the name change proposal and the adjournment proposal and recommends that you vote FOR the asset sale proposal, FOR the plan of dissolution proposal, FOR the name change proposal and FOR the adjournment proposal.

Which Stockholders May Vote

        The Matritech board of directors has fixed the close of business on November 9, 2007 as the record date for determining stockholders entitled to receive notice of the special meeting, and to vote their shares at the special meeting and any adjournment or postponement of the special meeting. Only holders of record of Matritech common stock and Series A convertible preferred stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Each share of Matritech common stock is entitled to one vote. When the holders of the shares of Series A convertible preferred stock are entitled to vote together with the holders of the shares of Matritech common stock as a single class, each share of Series A convertible preferred stock is entitled to 6.56 votes.

        At the close of business on November 9, 2007, Matritech had issued and outstanding 62,200,272 shares of Matritech common stock and 81,399 shares of Series A convertible preferred stock, representing voting power equivalent to 533,973 shares of Matritech common stock.

How Do Matritech Stockholders Vote

        The Matritech proxy card accompanying this proxy statement/prospectus is solicited on behalf of the Matritech board of directors for use at the special meeting. Matritech's stockholders are requested to complete, date and sign the accompanying proxy card and promptly return it in the accompanying envelope or otherwise mail it to Matritech. Matritech's stockholders can also submit their proxy by telephone or the Internet. All proxies that are properly executed and returned, or submitted by telephone or the Internet, and that are not revoked, will be voted at the special meeting in accordance with the instructions indicated thereon. Executed or submitted but unmarked proxies will be voted FOR approval of all of the proposals listed on the proxy card.

Quorum and Vote Required to Approve Each Proposal

        The presence at the meeting, in person or by proxy, of the holders of a majority in voting power of the issued and outstanding shares of capital stock entitled to vote at the special meeting will be necessary to constitute a quorum.

        Voting requirements for the approval of the asset sale proposal.    Assuming a quorum is present, approval of the asset sale proposal will require the affirmative vote of both the holders of a majority in voting power of the outstanding shares of the Matritech common stock and Series A convertible preferred stock, voting together as a single class, and the holders of at least 75% of the outstanding shares of Series A convertible preferred stock, voting as a separate class.

        Voting requirements for the approval of the plan of dissolution proposal and the name change proposal.    Assuming a quorum is present, approval of the plan of dissolution proposal and the name change proposal each will require the affirmative vote of the holders of a majority in voting power of the outstanding shares of the Matritech common stock and Series A convertible preferred stock, voting together as a single class.

        Voting requirements for the adjournment proposal.    Assuming a quorum is present, the approval of the adjournment proposal will require the affirmative vote of the holders of a majority in voting power of the Matritech common stock and Series A convertible preferred stock, voting together as a single class, present, either in person or by proxy, and entitled to vote at the special meeting.

Abstentions; Broker Non-Votes

        The inspector of elections at Matritech's special meeting will treat abstentions and shares represented by proxies that reflect abstentions as shares that are present and entitled to vote for the purpose of determining the presence of a quorum and as having voting power for the purpose of determining the outcome of any matter submitted to Matritech's stockholders for a vote. Abstentions will have the effect of votes against any proposal to be considered at the special meeting.

        Broker non-votes occur when a broker holding stock in street name does not vote the shares on some or all matters. Brokers are permitted to vote on routine, non-controversial proposals in instances where they have not received voting instruction from the beneficial owner of the stock but are not permitted to vote on non-routine matters. Uncast votes on non-routine matters are referred to as "broker non-votes." The inspector of elections will treat broker non-votes as shares that are present and entitled to vote for the purpose of determining the presence of a quorum. However, for the purpose of determining the outcome of any matter as to which the broker or nominee has indicated on the proxy that it does not have discretionary authority to vote, the inspector of elections will be required to treat those shares as not having voting power with respect to that matter (even though their shares may represent voting power with respect to other matters, such as routine matters). Broker non-votes will not be considered to have been voted for or against the approval of the asset sale proposal, the plan of dissolution proposal or the name change proposal. However, because the votes required to approve the asset sale proposal, the plan of dissolution proposal and the name change proposal are based on a percentage of the total number of shares outstanding, rather than as a percentage of the voting power represented at the meeting, broker non-votes will have the effect of a vote against those proposals. Broker non-votes will have no effect on the adjournment proposal.

Revocability of Proxies

        Stockholders of record who execute proxies may revoke them by giving written notice to, or by signing and delivering a new, valid proxy bearing a later date to, Matritech's Secretary at any time before such proxies are voted. Stockholders who submit a proxy by telephone or the Internet can revoke them by submitting another proxy by telephone or the Internet at any time before such proxy is voted. Attendance at the special meeting will not have the effect of revoking a proxy unless the stockholder attending the special meeting notifies the Secretary, in writing, of the revocation of the proxy at any time prior to the voting of the shares represented by the proxy. If a stockholder's shares are held in "street name," the stockholder must contact its broker, bank or other nominee to change its vote.

Solicitation of Proxies and Expenses of Solicitation

        Matritech and Inverness will both bear the costs of printing, filing and mailing this proxy statement/prospectus. Matritech will bear the costs of holding the special meeting and the cost of soliciting proxies. In addition to solicitation by mail, Matritech's directors, officers and regular employees (who will not be specifically compensated for such services) may solicit proxies by telephone, facsimile, email and personal meetings. Matritech has retained Georgeson, Inc. to aid in the solicitation of proxies from stockholders for an initial retainer of $20,000 plus additional out-of-pocket expenses.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact Richard Sandberg at 1-617-928-0820 ext. 224 or toll free at 1-800-320-2521 or Georgeson Inc. toll free at 1-877-278-6775.

PROPOSAL ONE—THE ASSET SALE PROPOSAL

        The following is a description of the material aspects of the asset sale, including the asset purchase agreement. While Inverness and Matritech believe that the following description covers the material terms of the asset purchase agreement and the asset sale, the description may not contain all of the information that is important to you. Inverness and Matritech encourage you to read carefully this entire proxy statement/prospectus, including the asset purchase agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the asset sale.

Background of the Asset Sale

        In May 2004, Matritech entered into an exclusive distribution agreement with Wampole Laboratories, a subsidiary of Inverness, under which Wampole would distribute Matritech's NMP22 Lab Test Kit, a laboratory-based bladder cancer diagnostic test, in certain markets.

        Soon thereafter, Matritech began seeking another manufacturer for its point-of-care bladder cancer diagnostic product, the NMP22 BladderChek Test. One company identified as likely to have the capability to manufacture and supply this product reliably and economically was Applied Biotech Inc., or ABI, another subsidiary of Inverness.

        In July 2004, Inverness and Matritech entered into a non-disclosure agreement regarding technical and business information that might be exchanged in connection with the parties' exploration and carrying on of a future business relationship.

        Over a period of months, Matritech and ABI explored in detail an arrangement whereby ABI would manufacture Matritech's NMP22 BladderChek Test. In mid-2005, ABI ended these discussions.

        Thereafter, in late 2005, Matritech began exploring whether British Biocell Incorporated, or BBI, a company headquartered in Wales, UK, might be a suitable manufacturing partner for Matritech's NMP22 BladderChek Test. Matritech commenced discussions with BBI in part because Inverness had recommended BBI, a company with which Inverness had a relationship. Ultimately, however, in the summer of 2006, Matritech and BBI concluded that they would instead pursue an arrangement whereby Matritech would engage Inverness to manufacture its product and Inverness would engage BBI as its manufacturing subcontractor. Matritech, BBI and Inverness subsequently commenced discussions regarding such an arrangement.

        In the summer of 2006, Matritech engaged in discussions with a number of health care companies regarding the possibility of entering into a marketing and/or distribution arrangement for the sale of Matritech's NMP22 BladderChek Test to selected target markets in the United States. Matritech had discussions with two large publicly held diagnostics companies.

        During these discussions in the summer of 2006, a senior executive of one of the companies, referred to as Company A, discussed with David L. Corbet, Matritech's President and Chief Operating Officer, its own expansion plans and the role Matritech's NMP22 BladderChek Test might play in its business. Company A's senior executive also told Mr. Corbet that Company A might be interested in acquiring Matritech or its NMP22 product line. Thereafter, Stephen D. Chubb, Matritech's Chief Executive Officer, discussed this overture from Company A with some members of the Matritech board of directors, including Walter O. Fredericks. At management's request, Mr. Fredericks, who knew the senior executive at Company A, called this executive to explore further Company A's strategic initiatives and the executive's views of how a transaction with Matritech might affect the timeline and prospects for Company A's new venture.

        On August 5, 2006, Matritech retained an investment banking firm (other than CIBC World Markets) to assist Matritech in securing a new round of financing. The investment banking firm evaluated an equity financing for Matritech, but determined that it could not secure investors for an equity offering and advised Matritech that its only realistic funding options involved offering secured debt or secured convertible debt.

        At a regularly scheduled meeting of the Matritech board of directors in September 2006, Mr. Chubb reported on Messrs. Corbet's and Fredericks' discussions with Company A. In addition, at this meeting, both Mr. Chubb and Richard A. Sandberg, Matritech's Chief Financial Officer, briefed the Matritech board of directors on Matritech's financial position and projected cash needs. Mr. Chubb also reviewed for the board of directors Matritech's available strategic options, including options related to securing additional financing and the possibility of being acquired, whether by Company A or another party. The Matritech board of directors instructed management to continue discussions with Company A about a potential acquisition, explore possible strategic transactions with other parties, and seek further financing. The Matritech board of directors also directed management to investigate which investment banking firms might be best suited to assist Matritech in considering its strategic alternatives.

        Following the September 2006 meeting of the Matritech board of directors, Messrs. Corbet and Sandberg had a conference call with a senior executive of Company A to discuss Company A's possible acquisition of Matritech and how such a transaction would enhance Company A's expansion efforts. In October 2006, Mr. Corbet had a follow-up call with this senior executive from Company A to ascertain the status of its venture, other acquisition activity and expected timing for further consideration of a transaction with Matritech.

        Throughout the summer and into the fall of 2006, Matritech and Inverness conducted negotiations about the terms of supply and distribution agreements. The negotiations were conducted by Mr. Chubb and representatives of Inverness, including primarily Ron Zwanziger, Inverness' Chief Executive Officer. In August 2006, Messrs. Chubb and Zwanziger discussed a two-part arrangement, covering, first, the manufacture and supply of Matritech's NMP22 BladderChek Test by Inverness and, second, the distribution by Inverness of the NMP22 BladderChek Test in the future for over-the-counter, non-prescription use in the United States. During this period, Matritech and Inverness continued negotiations and exchanged various drafts of both a distribution and a supply agreement.

        On October 18, 2006, Messrs. Chubb and Zwanziger met to discuss the proposed distribution and supply agreements. During this meeting, Messrs. Chubb and Zwanziger also discussed the possibility of Inverness acquiring Matritech and the potential synergies that might result from such a combination. Following this meeting, Messrs. Chubb and Zwanziger asked that the respective vice presidents of research and development for their respective companies—Gary Fagan from Matritech and Jerry McAleer from Inverness—confer to discuss Matritech's business, products and research and development efforts. On October 21, 2006, Drs. Fagan and McAleer had a telephone conversation about Matritech's breast cancer program.

        On November 3, 2006, Matritech and Inverness entered into two agreements—a manufacturing agreement, pursuant to which Inverness would manufacture Matritech's NMP22 BladderChek Test, and a distribution agreement, pursuant to which Matritech granted Inverness exclusive distribution rights to the NMP22 BladderChek Test in the United States for sale in the over-the-counter, non-prescription market.

        Later, in November 2006, Mr. Corbet met again with the senior executive of Company A to continue discussions about the possibility of Company A acquiring Matritech.

        Simultaneously, during November 2006, as an extension of discussions between the respective business development representatives of Matritech and a second publicly held diagnostic company, referred to as Company B, regarding distribution of the NMP22 BladderChek Test, Mr. Chubb had a number of telephone conversations with the chief executive officer of Company B, which had in the past made periodic overtures about acquiring Matritech. After several exchanges between the chief executive officers of Matritech and Company B, Company B decided to defer further discussions until after it completed a pending management change.

        In November and December 2006, Messrs. Chubb and Sandberg conducted discussions with the holders of some of Matritech's outstanding debt about the possibility of providing additional financing to Matritech or, alternatively, agreeing to relinquish existing security interests to enable Matritech to secure funds from other sources.

        In late November 2006, Mr. Zwanziger informed Mr. Chubb that, although Inverness remained interested in the possibility of acquiring Matritech, Inverness would not make a firm offer for Matritech at that time.

        On or about November 28, 2006, Messrs. Chubb and Zwanziger met and discussed the possibility of Inverness making a loan to Matritech in an amount sufficient to allow Matritech to maintain operations until such time as Inverness might be ready to move forward with an acquisition.

        Between mid-November and December 1, 2006, in furtherance of discussions regarding a possible acquisition and loan, Inverness conducted due diligence on Matritech's patent portfolio. Matritech authorized its outside patent counsel to disclose unprivileged information about its intellectual property portfolio to in-house patent counsel for Inverness, Jay Fister. Thereafter, attorneys from Matritech's outside patent counsel spoke by telephone with Mr. Fister on November 21, 2006, provided unprivileged information and materials to Mr. Fister on November 29 and 30, 2006 and met with Mr. Fister to review unprivileged patent prosecution files on December 1, 2006.

        In early December 2006, Messrs. Chubb and Zwanziger discussed specific terms for a loan from Inverness to Matritech, including Inverness' requirement that Matritech include as part of the loan financing a grant of substantially exclusive distribution rights to Inverness related to Matritech's existing products and those in development. Although no agreement was reached on loan terms, Messrs. Chubb and Zwanziger instructed Matritech's outside legal counsel, Choate, Hall & Stewart LLP, and Inverness' outside legal counsel, Foley Hoag LLP, to begin preparing loan documentation.

        On December 4, 2006, at a special telephonic meeting of the Matritech board of directors, Messrs. Chubb and Sandberg reported on the status of discussions with Inverness and existing note holders. During this call, the Matritech board of directors directed management to continue discussions with existing note holders regarding terms on which they might consent to Matritech's incurring additional debt.

        On December 8, 2006, the Matritech board of directors held a regularly scheduled meeting during which Mr. Chubb reported on discussions with both Inverness and existing investors relative to providing additional funding to Matritech. Based on the positions taken by Inverness and the existing investors, the Matritech board of directors directed management to abandon discussions of loan arrangements with Inverness and to move forward to negotiate a new loan from a core group of existing note holders, possibly supplemented by new investors.

        In the fall and early winter of 2006, Matritech's management met with three investment banking firms in order to select a firm to assist Matritech in pursuing a potential sale of Matritech or another strategic transaction. At the meeting of the Matritech board of directors held on December 8, 2006, Mr. Chubb updated the board on management's meetings with such firms. Thereafter, in December 2006, Matritech formally retained CIBC World Markets Corp. as its financial advisor.

        In late December 2006, Matritech executed a non-binding term sheet with some of its existing debt holders to provide a new round of debt financing. Matritech closed on the new debt financing in January 2007.

        On January 5, 2007, Mr. Chubb spoke with Mr. Zwanziger by telephone to advise him that Matritech had retained a financial advisor and that Inverness would be included in Matritech's exploration of potential arrangements with strategic partners.

        Beginning in January 2007, twenty-five potential strategic partners (including Inverness) in the medical diagnostics, women's health, cancer, urology, consumer products and pharmaceuticals industries were contacted to determine their interest in a potential acquisition of Matritech. Twenty-three of these parties chose to receive a corporate summary containing public, non-confidential information. Nine parties subsequently signed confidentiality agreements with Matritech. Ultimately, Matritech established a web-based data-site, to which seven parties received access. Five parties attended presentations by members of Matritech's senior management and were provided instructions for the submission of indications of interest.

        In January 2007, Mr. Corbet spoke by telephone with a senior official of a large, public medical device company, referred to as Company C. Mr. Corbet had previously been in discussions with Company C about a possible distribution arrangement relative to Matritech's NMP22 BladderChek Test. The official of Company C called Mr. Corbet a few days later to inform him that Company C was not interested in a transaction with Matritech.

        In February 2007, Mr. Corbet spoke by telephone with a senior official of a major unit of a NYSE-listed multinational corporation, referred to as Company D and inquired about Company D's interest in an acquisition of Matritech. Messrs. Chubb and Corbet had previously discussed a possible distribution arrangement for Matritech's NMP22 BladderChek test with Company D. A few days later, a senior official of Company D called Mr. Corbet to inform him that Company D was not interested in acquiring Matritech.

        On February 15, 2007, Matritech entered into a confidentiality agreement with Company B with respect to a potential acquisition transaction.

        On February 20, 2007, Mr. Chubb had a telephone conversation with Dr. John Bridgen, Inverness' vice president, business development, to discuss common interests and to schedule a meeting with Matritech representatives.

        On February 22, 2007, Messrs. Chubb and Corbet met with Dr. Bridgen to provide an overview of Matritech, its products, research programs and staffing.

        On March 2, 2007, Inverness signed a new confidentiality agreement related to a proposed acquisition of Matritech. Thereafter, Inverness conducted due diligence through Matritech's web-based data-site. On March 5, 2007, Mr. Chubb had a telephone conversation with Dr. Bridgen regarding Inverness' preparation of an offer to acquire Matritech. On or about March 7, 2007, two representatives from Inverness' Binax subsidiary, Roger Piasio and Jason Hallee, met with Mr. Corbet to review Matritech's manufacturing capability and the feasibility of incorporating this activity into Inverness' operations.

        On March 7, 2007, a European pharmaceutical company, referred to as Company E, signed a confidentiality agreement with Matritech related to a proposed acquisition of Matritech. On March 15, 2007, three business development representatives of Company E met with Messrs. Chubb and Sandberg, together with representatives of Matritech's financial advisor, in Newton, Massachusetts. Mr. Corbet participated in this meeting by telephone conference call.

        On March 9, 2007, a large public health care company, referred to as Company F, signed a confidentiality agreement with Matritech related to a proposed acquisition of Matritech. On March 14, 2007, Mr. Chubb, together with representatives of Matritech's financial advisor and Mr. Corbet (who attended by phone), met with business development representatives of Company F in Boston, Massachusetts.

        On March 12, 2007, Company A signed a confidentiality agreement with Matritech related to a proposed acquisition of Matritech. On March 13, 2007, Messrs. Chubb and Corbet met with the senior executive of Company A with whom members of Matritech's management previously had spoken. Also in attendance at this meeting for Company A was Company A's vice president of business development, representatives of Matritech's financial advisor and Company A's financial advisor.

        Also on March 12, 2007, those potential buyers which had signed confidentiality agreements with Matritech received a form of merger agreement prepared by Choate to be used as the basis for the submission of bids, which were due on March 21, 2007. No party submitted an offer to acquire Matritech on that date, although discussions with a number of potentially interested parties continued.

        On April 5, 2007, Inverness submitted a non-binding letter of intent to acquire Matritech through a merger with a newly formed Inverness subsidiary. Inverness proposed to pay $36-$40 million on a debt-free basis, with payment to be made in cash to the extent required to satisfy Matritech's outstanding obligations and the balance to be paid in shares of Inverness common stock. The offer was subject to further due diligence and negotiation of a mutually acceptable definitive merger agreement.

        On April 6, 2007, the Matritech board of directors met to consider Inverness' offer. Mr. Sandberg discussed the preliminary estimated value that common stockholders of Matritech would receive based on a sale transaction valued at $40 million. The Matritech board of directors also discussed ways to increase the value that Matritech's common stockholders would receive upon such a transaction, including efforts Matritech could make to reduce its expenses and negotiate a higher price and improve the terms of the offer from Inverness. The Matritech board of directors instructed management to work with Matritech's legal and financial advisors to negotiate a potential acquisition transaction with Inverness, while simultaneously continuing discussions with other interested parties that had not submitted offers at that time.

        Following this meeting of the Matritech board of directors, on the afternoon of April 6, 2007, Mr. Chubb met with Mr. Zwanziger to discuss increasing Inverness' offer price. Mr. Zwanziger indicated that the price contained in the letter of intent represented the assessment Inverness' financial advisor had made of the enterprise value of Matritech's business. Mr. Chubb presented additional information regarding Matritech that Mr. Chubb believed would lead to higher revenues, including developments with Matritech's German operations, its breast cancer program and fire fighter screening initiatives.

        On or about April 9, 2007, Mr. Corbet spoke by telephone with Dr. Bridgen about the human resources of Matritech and the process for moving forward with an acquisition transaction.

        Between April 6 and 11, 2007, in accordance with the instructions of the Matritech board of directors, Matritech's financial advisor engaged in discussions with Inverness' financial advisor, Covington & Associates LLC, about financial aspects of Inverness' proposed acquisition of Matritech, and Covington & Associates was provided with an overview prepared by Matritech's management of potential cost savings that could be achieved through a combination of the two businesses.

        On April 11, 2007, the Matritech board of directors met to receive updates from management on efforts to increase the price and improve the terms of Inverness' proposed offer. Mr. Chubb reported that management had requested that Matritech's financial advisor canvass other potentially interested parties again, but that Inverness was the only prospective purchaser actively interested in negotiating an acquisition of Matritech. Further, Mr. Chubb explained to the Matritech board of directors that it did not appear, based on discussions with Inverness and its representatives, that the efforts to increase the valuation range or otherwise improve the terms of the proposed transaction with Inverness would be fruitful. At this meeting, Mr. Sandberg also discussed how Matritech might be able to remain independent for a more extended period, and the Matritech board of directors discussed the risks, uncertainties, potential stockholder benefits and likely substantial stockholder dilution associated with such an approach. Ultimately, the Matritech board of directors directed management to continue to explore alternative purchasers.

        In mid-April 2007, in accordance with the directives of the Matritech board of directors and in an effort to obtain a competing offer, Matritech's financial advisor re-contacted Company A, Company B and Company E. Each of these parties subsequently indicated that it would not submit a bid.

        Between mid-April and the end of May 2007, Mr. Chubb briefed the Matritech board of directors through numerous conference calls on the status of discussions with potential acquirers.

        On April 17, 2007, Inverness provided a mark-up of the form of merger agreement that Matritech's outside legal counsel, Choate, had prepared in March 2007.

        On or about April 20, 2007, Mr. Chubb and Dr. Fagan had a telephone conversation with Dr. McAleer about Matritech's breast cancer program.

        On April 21, 2007, Mr. Chubb received a telephone call from the president of a large Japanese diagnostics company with which Matritech had previously held discussions about business development opportunities, referred to as Company G. The parties discussed the possible acquisition of Matritech by Company G, including the time Company G might take before it was ready to proceed with such a transaction.

        On April 24, 2007, Mr. Chubb provided regulatory information to Judith Howard, Inverness' corporate vice president of quality assurance.

        In April 2007, Mr. Corbet met with the chief executive officer of a European medical products company, referred to as Company H, about the possibility of Company H acquiring all of the assets and technology associated with Matritech's NMP22 BladderChek Test.

        Between April 17 and May 3, 2007, Inverness' and Matritech's respective outside legal counsel and financial advisors engaged in discussions and negotiations about the terms of the merger agreement. On May 1, 2007, at Inverness' request, Matritech provided detailed information regarding its outstanding warrants to purchase Matritech common stock. On May 3, 2007, Matritech's outside legal counsel, Choate, sent Inverness' outside legal counsel, Foley Hoag, a revised draft of the merger agreement, updated to reflect the ongoing negotiations between the parties.

        On or about May 7, 2007, Mr. Corbet had a telephone conversation with a representative of Inverness' Binax subsidiary regarding Inverness' culture and fit with Matritech employees.

        On May 23, 2007, Mr. Chubb received a telephone call from a European oncology company, referred to as Company I, inquiring about a possible acquisition of Matritech.

        On May 29, 2007, Company I executed a confidentiality agreement with Matritech related to a possible acquisition transaction. Also on May 29, 2007, Messrs. Chubb and Corbet met with the chief financial officer of Company I to discuss the possibility of Company I acquiring Matritech. Mr. Sandberg participated in this meeting by telephone.

        In late May 2007, Melodie Domurad, Matritech's vice president of clinical and regulatory affairs, provided regulatory data to Dr. Howard at Inverness. Thereafter, Drs. Domurad and Howard met at Matritech's offices on June 4, 2007 to enable Dr. Howard to conduct due diligence with respect to regulatory matters relating to Matritech's products and operations.

        During May 2007, Matritech's and Inverness' respective legal counsel continued to negotiate the terms of a merger agreement and of a separate loan commitment by Inverness to provide bridge financing to Matritech.

        On June 1, 2007, Mr. Chubb met with the chief executive officer of Company I to continue discussions regarding a possible acquisition transaction.

        On June 4, 2007, Mr. Chubb spoke by telephone with the chief executive officer of Company I regarding Matritech's products, manufacturing arrangements, financing needs and outstanding securities.

        On June 5, 2007, Inverness and Matritech determined that they could not reach mutual agreement on the terms of a merger in view of certain of Matritech's outstanding obligations that Inverness was unwilling to assume. As a result, Inverness and Matritech instructed their respective legal counsel to draft an asset purchase agreement pursuant to which Inverness would acquire substantially all of the assets of and certain liabilities of Matritech. The parties arrived at this transaction structure because an asset sale would allow Inverness to acquire substantially all of Matritech's business, but would not require it to assume certain of Matritech's liabilities that Inverness would not accept.

        On June 8, 2007, at a regularly scheduled meeting of the Matritech board of directors, Mr. Chubb reported to the Matritech board of directors on the status of discussions with all parties with which Matritech had engaged in substantive exchanges under a confidentiality agreement about a possible acquisition and noted that two of those companies had themselves agreed to be acquired. Mr. Chubb also informed the Matritech board of directors of the change in the structure of Inverness' acquisition proposal from a merger to an asset sale. In addition, Mr. Sandberg provided the Matritech board of directors with a preliminary overview of a dissolution process for Matritech that would follow an asset sale. Mr. Sandberg also briefed the Matritech board of directors on certain tax issues and obligations that would flow from the change of transaction structure.

        On June 10, 2007, Choate forwarded an initial draft of an asset purchase agreement to Foley Hoag.

        During June 2007, Mr. Chubb had several telephone conversations with Company I's chief financial officer regarding the possibility of Company I making a loan to Matritech, the potential timing of an acquisition transaction with Company I and the status of other strategic activities in which Company I was engaged. At the end of June 2007, however, the chief financial officer of Company I informed Mr. Chubb that the board of directors of Company I was unwilling to make any offer for Matritech at that time because of the inability of Company I to secure additional financing.

        During June 2007, Inverness' and Matritech's respective legal counsel negotiated terms and exchanged draft documentation related to a potential bridge loan to be provided by Inverness to Matritech. In late June 2007, however, Matritech located an alternative lender for a bridge loan.

        During June and July 2007, Inverness continued to conduct due diligence on Matritech, particularly relative to Matritech's contractual obligations.

        Between June 10 and June 29, 2007, Matritech's and Inverness' respective legal counsel exchanged further drafts of an asset purchase agreement and continued to negotiate material terms of the agreement.

        On June 25, 2007, Franz Maier, President of Matritech GmbH, Matritech's German subsidiary, had a telephone conversation with Dr. Bridgen regarding Matritech's German operations.

        On July 2, 2007, Messrs. Corbet and Sandberg had a conference call with Dr. Bridgen to review estimated revenues for Matritech's just completed second fiscal quarter and to discuss a final valuation of the transaction relative to the initially proposed $36-40 million range. After discussion about Matritech's business, Inverness offered to pay $36 million for substantially all of Matritech's assets and agreed to assume those of Matritech's liabilities specified in the proposed asset purchase agreement. Inverness' offer included a combination of cash to pay certain of Matritech's obligations at closing with the remainder payable in shares of Inverness common stock.

        On July 6, 2007, John E. Quigley, Matritech's vice president of marketing, met with Dr. Bridgen to discuss Matritech's sales and marketing functions.

        On July 9, 2007, in accordance with the directives of Matritech and Inverness, representatives of Matritech's and Inverness' respective financial advisors discussed Inverness' proposed payment for the asset sale transaction. During this telephone conversation, the parties discussed Inverness' willingness to include an earn-out in the asset purchase agreement, whereby Matritech would be eligible to receive additional consideration if the business achieved certain target revenues following the closing. On July 9, 2007, Inverness agreed that it would be willing to pay up to an additional $2 million if the acquired Matritech business achieved certain target revenues in fiscal year 2008.

        On July 12, 2007, Mr. Chubb and Dr. Bridgen spoke about Matritech's employee benefit plans in the United States and Germany.

        On July 19, 2007, Mr. Chubb and Dr. Bridgen spoke about existing change of control agreements with executive officers of Matritech.

        On July 24, 2007, Drs. Howard and Domurad spoke about additional regulatory issues.

        On July 26, 2007, Drs. Domurad and Bridgen met in Waltham, Massachusetts so that Dr. Bridgen could conduct further due diligence on Matritech's regulatory affairs.

        During July 2007, Inverness' and Matritech's respective legal counsel continued to negotiate material issues in the asset purchase agreement and in ancillary agreements and exchanged drafts of the various transaction documents.

        On July 30, 2007, the Matritech board of directors met to consider the proposed asset sale to Inverness. Members of Matritech's management and representatives from Matritech's legal and financial advisors also were present at this meeting. CIBC World Markets discussed with the Matritech board of directors financial aspects of the proposed transaction, and both Matritech's general counsel, Patricia Randall, and representatives from its outside legal counsel, Choate, reviewed the terms of the proposed transaction in detail. The Matritech board of directors directed management to seek changes to the earn-out arrangement contained in the draft asset purchase agreement to provide an additional measuring point at which payments could increase.

        On July 31, 2007, Ms. Randall spoke with senior counsel at Inverness, Anne Warner, about the requested earn-out changes, and in the afternoon of July 31, 2007, Ms. Warner informed Ms. Randall that Inverness agreed to the request. Thereafter, Matritech's outside legal counsel incorporated this change into the draft asset purchase agreement.

        On August 2, 2007, the Matritech board of directors met again to consider the proposed asset sale to Inverness, including the revised structure of the earn-out provisions. Members of Matritech's management and representatives from Matritech's legal and financial advisors also were present at this meeting. Ms. Randall reviewed in detail the changes in the asset purchase agreement from the one reviewed at the July 30, 2007 Matritech board of directors meeting. At this meeting, the Matritech board of directors voted to approve the asset purchase agreement, subject to resolution of any remaining open issues with respect to the asset sale. The Matritech board of directors also authorized Matritech's Chief Executive Officer, President or Chief Financial Officer to negotiate any required final revisions to the asset purchase agreement and other transaction documents.

        On August 13, 2007, Ms. Warner advised Ms. Randall that Inverness had concluded that it would pay the initial consideration in the proposed asset sale only in shares of Inverness common stock, rather than a mix of cash and stock. Thereafter, outside legal counsel for both Inverness and Matritech exchanged further revised versions of the asset purchase agreement and other transaction documents.

        On or about August 20, 2007, Mr. Corbet met with the chief executive officer of Company H to again discuss the interest of Company H in acquiring the assets related to Matritech's NMP22 BladderChek Test.

        On August 22, 2007, the Matritech board of directors met to consider the new form of the asset purchase agreement, which provided that all of the initial consideration would be paid in shares of Inverness common stock. Members of Matritech's management and representatives from Matritech's legal and financial advisors also were present at this meeting. At this meeting, Ms. Randall reviewed the terms of the proposed transaction in detail. Also at this meeting, CIBC World Markets reviewed with the Matritech board of directors its financial analysis of the aggregate purchase price to be received by Matritech in the transaction and rendered to the Matritech board of directors an oral opinion, confirmed by delivery of a written opinion, dated August 22, 2007, to the effect that, as of that date and based on and subject to the matters described in the opinion, the aggregate purchase price to be received by Matritech was fair, from a financial point of view, to Matritech. At that time, the Matritech board of directors voted to approve the asset sale to Inverness on the terms set forth in the then-current draft of the asset purchase agreement. The Matritech board of directors also authorized Matritech's Chief Executive Officer, President or Chief Financial Officer to negotiate any required final revisions to the agreement.

        On August 27, 2007, Matritech and Inverness signed the asset purchase agreement.

        On August 28, 2007, Inverness and Matritech issued a joint press release announcing the execution of the asset purchase agreement.

Recommendation of the Matritech Board of Directors and Matritech's Reasons for the Asset Sale

        In approving the asset sale and the asset purchase agreement, and recommending that the Matritech stockholders approve the asset sale proposal, the Matritech board of directors considered a number of factors, including those listed below. The Matritech board of directors believes the asset sale and the asset purchase agreement are advisable and in the best interests of Matritech and its stockholders. The Matritech board of directors has also determined that it is advisable and in the best interests of Matritech and its stockholders to liquidate and wind up Matritech's affairs pursuant to the plan of dissolution following the closing of the asset sale for the reasons set forth in this section. Among the factors that the Matritech board of directors considered are the following:

  •
  that Matritech had vigorously explored available alternative strategic options, such as finding a sales, marketing and/or distribution partner, obtaining sufficient funding for continued stand-alone operations or locating an alternative acquiror of Matritech and/or its assets and has not identified any viable alternatives to the asset sale;

  •
  that Matritech's debt load, terms of its current debt instruments and its Series A convertible preferred stock, and the pending maturity dates of its outstanding debt, as well as its low stock trading price and uncertain stock listing future, greatly restricted Matritech's options for securing additional financing with a reasonable cost of capital, regardless of potential cost reduction measures Matritech might have implemented;

  •
  that the business, market and execution risks associated with, and Matritech's overall prospects for, remaining independent and implementing a successful strategy to increase revenues and achieve profitability, were unlikely to create greater value for Matritech's stockholders than the prospects presented by the asset sale;

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  that Matritech's cash expenditure rate far exceeded its product revenues, and there was considerable doubt that Matritech would be able to increase its product revenues or sufficiently decrease its cash expenditures to an extent that would eliminate the need for significant new capital to fund continued stand-alone operations;

  •
  that Matritech's prospects for securing significant near-term revenues from its other development programs was unlikely. Specifically, Matritech's breast cancer research and development program had not generated data sufficient to undertake clinical trials for the submission to the FDA, and Sysmex Corporation, the licensee of Matritech's NMP179 technology, had experienced delays in developing and bringing to market a new cervical cancer diagnostic test;

  •
  Matritech's business, financial condition and lack of earnings, including the fact that Matritech's outstanding debt and other current liabilities due over the next twelve months far exceeded its current assets;

  •
  the continuing nature of Matritech's operating losses and the likelihood that such losses would continue in the future due to the slow growth in Matritech's markets likely resulting in new cash requirements, significantly increasing the risks relating to Matritech's ability to execute its strategy due to cash constraints and for other reasons;

  •
  that, in light of the lack of realistic strategic alternatives available to Matritech, the asset sale and plan of dissolution would maximize the value of the enterprise for its creditors and stockholders;

  •
  that despite Matritech's efforts, with the assistance of Matritech's financial advisor, to solicit potential acquirors of Matritech, its assets or its intellectual property, no committed response was received from any potential acquiror other than Inverness;

  •
  the overall terms of the asset purchase agreement and a comparison of the terms of the proposed asset sale with other recent acquisitions of companies in similar financial circumstances to Matritech, the review and evaluation of other information concerning the valuation of companies in Matritech's industry and an evaluation of the estimated return to Matritech's creditors and stockholders under the asset sale followed by a dissolution;

  •
  that the Matritech board of directors would be entitled to change its recommendation to the Matritech stockholders with respect to the asset purchase agreement and asset sale in the event that Matritech received an offer from a third party that the Matritech board of directors determined to be a superior offer to the offer from Inverness;

  •
  that Matritech would be entitled to terminate the asset purchase agreement if the Matritech stockholders did not approve the asset purchase agreement and the asset sale, subject to the payment to Inverness of a termination fee in the event a competing proposal to acquire Matritech was outstanding prior to termination and, within twelve months after termination, Matritech was acquired or entered into an agreement to be acquired;

  •
  the likely impact of the asset sale and plan of dissolution on Matritech's employees, vendors and customers;

  •
  that without a strategic alternative to the asset sale and without another way to fund Matritech's operations, the value of Matritech's assets, particularly its intellectual property and supplier and manufacturing contracts, would likely decline over time, and could decline precipitously, and that the asset sale and plan of dissolution represented the best available opportunity to monetize the value of Matritech's assets at their present value;

  •
  that certain liabilities would not be assumed by Inverness pursuant to the asset purchase agreement but would remain liabilities of Matritech and that the plan of dissolution provided for an orderly dissolution and winding up of Matritech, a means to satisfy all remaining outstanding obligations and liabilities and a means to allow Matritech's stockholders to receive their pro rata portion, after payment or provision of all remaining liabilities, of any remaining proceeds from the asset sale;

  •
  that Matritech was notified in September 2006 that it was not in compliance with certain continued listing standards of the American Stock Exchange, and that its common stock could potentially be delisted before the end of fiscal 2007; and

  •
  that CIBC World Markets, Matritech's financial advisor, rendered to Matritech's board of directors an opinion, dated August 22, 2007, as to the fairness, from a financial point of view and as of the date of the opinion, to Matritech of the aggregate purchase price to be received by Matritech in the asset sale, which opinion is described below under the section entitled "Proposal One—The Asset Sale Proposal—Opinion of Matritech's Financial Advisor" beginning on page 81 of this proxy statement/prospectus.

        The Matritech board of directors also considered a variety of risks and other potentially negative factors applicable to either or both of the asset sale and the plan of dissolution, including the following:

  •
  the fact that Inverness was not willing to structure the sale transaction as a merger or stock acquisition;

  •
  that the consideration for the asset sale being paid by Inverness is Inverness common stock, which must be sold and converted into cash before Matritech can pay off its outstanding debt, the liquidation preference on its Series A convertible preferred stock and its other liabilities;

  •
  the risk that there will be unanticipated delays in being able to sell the Inverness common stock received as consideration due to regulatory or market factors and that the Inverness stock price will drop in the interim preventing Matritech from realizing the full value of the asset sale;

  •
  that Matritech will likely incur brokerage fees or costs of hedging transactions to reduce the market risk it will face in order to sell the shares of Inverness common stock it will receive upon the closing of the asset sale;

  •
  that Matritech remains liable for certain liabilities that Inverness would not assume;

  •
  that, following the asset sale, Matritech will have no ongoing business and Matritech's stockholders will forego any future increase in Matritech's value from potential growth;

  •
  the risks and contingencies related to the announcement and pendency of the asset sale, including the impact of the asset sale on Matritech's customers, employees and relationships with other third parties;

  •
  the conditions to Matritech's and Inverness' obligations to complete the asset sale and Inverness' right to terminate the asset purchase agreement under certain circumstances, including for breaches by Matritech of its representations, warranties, covenants and agreements in the asset purchase agreement and if Inverness is unable to get the consent of its lender, if required;

  •
  the interests of Matritech's executive officers and directors in the asset sale and the plan of dissolution (See "Proposal One—The Asset Sale Proposal—Interests of Executive Officers and Directors of Matritech in the Asset Sale" beginning on page 88 of this proxy statement/prospectus);

  •
  the risk that the asset sale and plan of dissolution might not receive necessary stockholder approval;

  •
  the risk that there will be unanticipated delays in implementing the plan of dissolution, or that additional unknown liabilities may arise through the dissolution process, that could further delay or reduce any payments to Matritech's stockholders; and

  •
  the risk that the assets available to distribute to Matritech's stockholders pursuant to the plan of dissolution are not yet known, and that these amounts may be significantly less than what Matritech currently estimates due to unknown or contingent liabilities, potential decreases in the price of Inverness common stock before Matritech can sell the shares of Inverness common stock received in the asset sale, or increases in the costs and expenses related to winding up Matritech's business.

        The foregoing summarizes the material factors and risks considered by the Matritech board of directors but it is in no way meant to be exhaustive of the discussion and information considered by the board of directors. In view of its many considerations, the Matritech board of directors did not quantify or otherwise assign relative significance to each factor considered. In addition, each member of the board of directors may have given different significance to different factors. The Matritech board of directors concluded that the potential benefits of the asset sale on the terms of the asset purchase agreement outweighed the potential risks of the transaction and that, overall, the proposed asset sale had greater potential benefits to Matritech, its stockholders and other stakeholders than other strategic alternatives currently available to Matritech.

        After discussing and evaluating all of these considerations, a majority of the Matritech board of directors (with Stephen D. Chubb, David L. Corbet, Richard A. Sandberg, and David B. Musket, recusing themselves from voting due to their various financial interests in the asset sale):

  •
  determined that the asset purchase agreement, the asset sale and the other transactions contemplated thereby are fair to Matritech and in the best interests of Matritech and its stockholders;

  •
  approved and adopted the asset purchase agreement, the asset sale and the other transactions contemplated thereby in accordance with the requirements of the Delaware General Corporation Law;

  •
  declared that the asset purchase agreement and the asset sale are advisable and in the best interests of its stockholders; and

  •
  resolved to recommend that Matritech's stockholders approve the asset sale and asset purchase agreement.

        The Matritech board of directors also unanimously determined that it is advisable and in the best interests of the Matritech stockholders that the plan of dissolution be approved and that Matritech be dissolved following the closing of the asset sale.

        For the reasons set forth above, the Matritech board of directors believes that the asset sale and the asset purchase agreement and the subsequent liquidation and dissolution of Matritech pursuant to the plan of dissolution are in the best interests of Matritech and its stockholders and recommends that stockholders vote FOR the approval of the asset sale proposal and FOR the approval of the plan of dissolution proposal.

Opinion of Matritech's Financial Advisor

        Matritech has engaged CIBC World Markets as its financial advisor in connection with the asset sale. In connection with this engagement, the Matritech board of directors requested that CIBC World Markets evaluate the fairness, from a financial point of view, to Matritech of the aggregate purchase price to be received by Matritech in the asset sale. On August 22, 2007, at a meeting of the Matritech board of directors held to approve the asset sale, CIBC World Markets rendered to the Matritech board of directors an oral opinion, which was confirmed by delivery of a written opinion, dated August 22, 2007, to the effect that, as of that date and based on and subject to the matters described in its opinion, the aggregate purchase price to be received by Matritech was fair, from a financial point of view, to Matritech.

        The full text of CIBC World Markets' written opinion, dated August 22, 2007, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this proxy statement as Annex D. CIBC World Markets' opinion was provided to the Matritech board of directors in connection with its evaluation of the aggregate purchase price from a financial point of view to Matritech. CIBC World Markets' opinion does not address any other aspect of the asset sale and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act with respect to any matters relating to the asset sale or otherwise.

The summary of CIBC World Markets' opinion described below is qualified in its entirety by reference to the full text of its opinion. The opinion should be read carefully in its entirety.

        In arriving at its opinion, CIBC World Markets:

  •
  reviewed a draft, dated August 21, 2007, of the asset purchase agreement;

  •
  reviewed publicly available audited financial statements of Matritech for fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 and publicly available and internal unaudited financial statements of Matritech prepared by Matritech's management for the six months ended June 30, 2007;

  •
  reviewed publicly available audited financial statements of Inverness for fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 and publicly available unaudited financial statements of Inverness prepared by Inverness' management for the six months ended June 30, 2007;

  •
  reviewed financial forecasts and estimates relating to Matritech prepared by Matritech's management;

  •
  reviewed certain publicly available research analysts' financial forecasts and estimates relating to Inverness;

  •
  held discussions with the senior managements of Matritech and Inverness with respect to the businesses and prospects of Matritech and Inverness;

  •
  held discussions, at Matritech's direction, with selected third parties to solicit indications of interest in a possible acquisition of Matritech;

  •
  reviewed historical market prices and trading volumes for Inverness common stock;

  •
  reviewed and analyzed certain publicly available financial data for companies that CIBC World Markets deemed relevant in evaluating the businesses of Matritech and Inverness;

  •
  reviewed and analyzed certain publicly available information for transactions that CIBC World Markets deemed relevant in evaluating the asset sale;

  •
  analyzed the estimated present value of Matritech's future cash flows based on financial forecasts and estimates prepared by Matritech's management;

  •
  reviewed other public information concerning Matritech and Inverness; and

  •
  performed such other analyses, reviewed such other information and considered such other factors as CIBC World Markets deemed appropriate.

        In rendering its opinion, CIBC World Markets relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with CIBC World Markets by Matritech and Inverness and their respective employees, representatives and affiliates or otherwise reviewed by CIBC World Markets. With respect to the financial forecasts and estimates relating to Matritech referred to above, CIBC World Markets assumed, at the direction of Matritech's management, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of Matritech's management as to Matritech's future financial condition and operating results. CIBC World Markets was not provided with financial forecasts relating to Inverness prepared by Inverness' management and, accordingly, in connection with CIBC World Markets' analyses relating to Inverness, CIBC World Markets discussed with Inverness' management certain publicly available research analysts' financial forecasts and estimates relating to Inverness. With respect to such publicly available research analysts' financial forecasts and estimates, consistent with its discussions with representatives of Inverness and with Matritech's consent, CIBC World Markets assumed, without independent verification or investigation, that such forecasts and estimates were a reasonable basis on which to evaluate Inverness' future performance and were appropriate for CIBC World Markets to utilize in its analyses.

        CIBC World Markets assumed, with Matritech's consent, that the asset sale would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third-party approvals and consents with respect to the asset sale, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Matritech, Inverness or the asset sale. CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Matritech or Inverness. CIBC World Markets did not express any opinion as to the underlying valuation, future performance or long-term viability of Matritech or Inverness, or the prices at which shares of Matritech common stock or Inverness common stock will trade at any time. CIBC World Markets assumed, at Matritech's direction, that the portion of the aggregate purchase price which under the terms of the asset purchase agreement will be held in escrow would be fully payable to Matritech and that, consistent with the financial forecasts and estimates relating to Matritech prepared by Matritech's management, the full earn-out amount provided for in the asset purchase agreement would be payable to Matritech. Representatives of Matritech advised CIBC World Markets, and CIBC World Markets therefore also assumed, that the final terms of the asset purchase agreement would not vary materially from those set forth in the draft reviewed by CIBC World Markets. CIBC World Markets expressed no view as to, and its opinion did not address, any terms or other aspects of the asset sale (other than the aggregate purchase price to the extent expressly specified in its opinion) or any related transaction, including, without limitation, the form or structure of the aggregate purchase price or its allocation among the assets of Matritech and any terms or aspects of the escrow arrangement, the bridge loan provided to Matritech in connection with the asset sale or any other agreement, arrangement or understanding entered into in connection with the asset sale or otherwise. In addition, CIBC World Markets expressed no view as to, and its opinion did not address, the underlying business decision of Matritech to proceed with or effect the asset sale and related transactions. CIBC World Markets' opinion did not address the relative merits of the asset sale and related transactions as compared to any alternative business strategies that might exist for Matritech or the effect of any other transaction in which Matritech might engage. CIBC World Markets' opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets on the date of its opinion. It should be understood that, although subsequent developments may affect CIBC World Markets' opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. Except as described above, Matritech imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by it in rendering its opinion.

        This summary is not a complete description of CIBC World Markets' opinion or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. CIBC World Markets arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets' analyses and opinion.

        In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Matritech's control. No company or business used in the selected companies analyses is identical or directly comparable to Matritech or Inverness and no transaction used in the selected precedent transactions analysis is identical or directly comparable to the asset sale, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

        The estimates contained in CIBC World Markets' analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, CIBC World Markets' analyses are inherently subject to substantial uncertainty.

        The type and amount of consideration payable in the asset sale were determined through negotiation between Matritech and Inverness, and the decision for Matritech to enter into the asset sale was solely that of the Matritech board of directors. CIBC World Markets' opinion and financial presentation were only one of many factors considered by the Matritech board of directors in its evaluation of the asset sale and should not be viewed as determinative of the views of the Matritech board of directors or management with respect to the asset sale or the aggregate purchase price.

        The following is a summary of the material financial analyses reviewed with the Matritech board of directors in connection with CIBC World Markets' opinion dated August 22, 2007. The financial analyses summarized below include information presented in tabular format. In order to fully understand CIBC World Markets' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Matritech Financial Analyses

        Selected Companies Analysis.    CIBC World Markets reviewed financial and stock market information for Matritech and the following seven selected publicly held companies in the medical diagnostics industry:

  •
  Abaxis, Inc.

  •
  Beckman Coulter, Inc.

  •
  Becton, Dickinson and Company

  •
  Elekta AB

  •
  OraSure Technologies, Inc.

  •
  Quidel Corporation

  •
  Varian Medical Systems, Inc.

        CIBC World Markets reviewed, among other things, enterprise values of the selected companies, calculated as fully diluted market value based on closing stock prices on August 21, 2007, plus total debt, less cash and cash equivalents, as a multiple of latest 12 months revenue and calendar years 2007 and 2008 estimated revenue. CIBC World Markets then applied a range of selected multiples of latest 12 months revenue and calendar years 2007 and 2008 estimated revenue derived from the selected companies to Matritech's latest 12 months (as of June 30, 2007) revenue and calendar years 2007 and 2008 estimated revenue. Financial data for the selected companies were based on public filings, publicly available research analysts' estimates and other publicly available information. Financial data for Matritech were based on Matritech's public filings and internal estimates of Matritech's management. This analysis indicated an implied enterprise value reference range for Matritech of $30,800,000 to $69,600,000.

        Selected Precedent Transactions Analysis.    CIBC World Markets reviewed transaction values in the following 26 selected transactions involving companies in the medical diagnostics industry:

Announcement Date	Acquiror	Target
• 8/6/07	• Inverness	• HemoSense, Inc.
• 7/25/07	• Siemens Medical Solutions Group	• Dade Behring Holdings, Inc.
• 6/25/07	• Roche Holding Limited	• Ventana Medical Systems, Inc.
• 6/19/07	• Roche Holding Limited	• NimbleGen Systems, Inc.
• 6/18/07	• Inverness	• Quality Assured Services, Inc.
• 6/4/07	• Inverness	• Cholestech Corporation
• 6/3/07	• Qiagen N.V.	• Digene Corporation
• 4/4/07	• Inverness	• Biosite Incorporated
• 3/12/07	• Inverness	• Instant Technologies, Inc. (75% interest)
• 2/28/07	• EQT V Limited	• Dako Denmark A/S
• 2/12/07	• Cytyc Corporation	• Adeza Biomedical Corporation
• 2/5/07	• Inverness	• First Check Diagnostics LLC
• 2/1/07	• Quest Diagnostics Incorporated	• HemoCue AB
• 8/15/06	• Becton, Dickinson and Company	• TriPath Imaging, Inc.
• 4/27/06	• Siemens Aktiengesellschaft	• Diagnostic Products Corporation
• 4/24/06	• Hologic, Inc.	• R2 Technology, Inc.
• 3/27/06	• Coloplast A/S	• Mentor Corporation (Urology business)
• 2/28/06	• Inverness	• CLONDIAG Chip Technologies GmbH
• 2/24/06	• Inverness	• ACON Laboratories, Inc. (Rapid Diagnostics business)
• 2/1/06	• Angiotech Pharmaceuticals, Inc.	• American Medical Instruments Holdings, Inc.
• 10/7/05	• Beckman Coulter, Inc.	• Diagnostic Systems Laboratories, Inc.
• 9/19/05	• Inverness	• Thermo Biostar, Inc.
• 5/28/05	• Inverness	• Abbott Laboratories (Determine/DainaScreen Rapid diagnostics business)
• 2/15/05	• Inverness	• Ischemia Technologies, Inc.
• 2/8/05	• Inverness	• Binax, Inc.
• 1/18/05	• Elekta AB	• IMPAC Medical Systems, Inc.

        CIBC World Markets reviewed transaction values in the selected transactions, calculated as the enterprise value implied for the target company based on the offer value for the equity of the target company plus net debt, as a multiple of latest 12 months revenue. CIBC World Markets then applied a range of selected latest 12 months revenue multiples derived from the selected transactions that had an implied enterprise value of less than $100 million to Matritech's latest 12 months (as of June 30, 2007) revenue. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data for Matritech were based on Matritech's public filings and internal estimates of Matritech's management. This analysis indicated an implied enterprise value reference range for Matritech of $20,700,000 to $33,400,000.

        Discounted Cash Flow Analysis.    CIBC World Markets performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Matritech could generate for the last six months of calendar year 2007 through the full calendar year 2011, based on internal estimates of Matritech's management. CIBC World Markets calculated a range of estimated terminal values by applying revenue terminal value multiples of 2.0x to 3.0x to Matritech's calendar year 2011 estimated revenue. The cash flows and terminal values were then discounted to present value using discount rates ranging from 13.0% to 17.0%. This analysis indicated an implied enterprise value reference range for Matritech of $17,500,000 to $38,900,000.

Inverness Financial Analysis

        Selected Companies Analysis.    CIBC World Markets reviewed financial and stock market information for Inverness and the following seven selected publicly held companies in the medical diagnostics industry:

  •
  Abaxis, Inc.

  •
  Beckman Coulter, Inc.

  •
  Becton, Dickinson and Company

  •
  Elekta AB

  •
  OraSure Technologies, Inc.

  •
  Quidel Corporation

  •
  Varian Medical Systems, Inc.

CIBC World Markets reviewed, among other things, equity values of the selected companies based on closing stock prices on August 21, 2007 as a multiple of calendar year 2008 estimated cash earnings per share, referred to as cash EPS. CIBC World Markets then applied a range of selected multiples of calendar year 2008 estimated cash EPS derived from the selected companies to publicly available calendar year 2008 estimated cash EPS for Inverness. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of Inverness were based on certain publicly available research analysts' financial forecasts and estimates. This analysis indicated an implied per share equity reference range for Inverness of $48.23 to $75.41, as compared to the closing stock price of Inverness common stock on August 21, 2007 of $46.66.

Miscellaneous

        Matritech has agreed to pay CIBC World Markets for its financial advisory services in connection with the asset sale an aggregate fee estimated to be approximately $1.25 million, a portion of which was paid in connection with CIBC World Markets' engagement, a portion of which was payable upon delivery of its opinion and a significant portion of which is contingent upon consummation of the asset sale. In addition, Matritech has agreed to reimburse CIBC World Markets for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade the securities of Matritech and Inverness for its and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Matritech selected CIBC World Markets as its financial advisor based on CIBC World Markets' reputation and experience. CIBC World Markets is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

Inverness' Reasons for the Asset Sale

        In reaching its decision to approve the asset sale, the Inverness board of directors determined that the asset sale is in the best interests of Inverness and its stockholders. The decision by the Inverness board of directors was reached after consulting with Inverness' management and its financial and legal advisors, and after consideration of various factors, including:

  •
  Inverness management's view of the financial performance of Inverness and Matritech before and after giving effect to the asset sale;

  •
  Inverness' familiarity with Matritech's products and the expected market for those products;

  •
  the type and amount of consideration to be paid in the asset sale;

  •
  the terms of the asset purchase agreement;

  •
  then-current financial market conditions and historical market prices, volatility and trading information for the Inverness common stock and Matritech common stock; and

  •
  the results of the due diligence investigation conducted by Inverness' management, financial advisors, accountants and legal counsel.

        The decision of the Inverness board of directors to approve the asset sale was based on the potential benefits of the asset sale that the Inverness board of directors believed would contribute to the success of Inverness' business and corresponding benefits to Inverness, including the potential market opportunities in the field of bladder cancer diagnostics resulting from the combination Matritech's product portfolio and Inverness' global distribution capabilities.

        In considering the asset sale, the Inverness board of directors also identified and considered a number of potentially negative factors, including the following:

  •
  the risk that the potential benefits of the asset sale would not be realized fully as a result of challenges Inverness might face in integrating Matritech's technology, as well as general industry-wide or economic conditions or other factors;

  •
  the risk that after the closing of the asset sale Inverness could lose important current customers of Matritech;

  •
  the risk that, if the asset sale is not consummated, Inverness' management would have devoted substantial time and resources to the combination at the expense of attending to and growing Inverness' business or other business opportunities;

  •
  the risks associated with the additional demands that the asset sale of Matritech would place on management, particularly in light of the already substantial additional demands placed on management by other pending acquisitions; and

  •
  the potential adverse impact of the resale of additional shares of Inverness common stock into the market after the closing of the asset sale, which could have the effect of putting downward pressure on the trading price of Inverness common stock.

        The foregoing discussion of the information and factors considered by the Inverness board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Inverness board. In view of the variety of factors considered in connection with its evaluation of the asset sale, the Inverness board of directors did not quantify or otherwise assign relative weights to the factors considered in reaching its conclusions. In addition, individual members of the Inverness board of directors may have given different weights to different factors. However, on an overall basis, the Inverness board of directors concluded that the factors favoring the asset sale outweigh the countervailing factors.

        For the strategic reasons set forth above, after consultation with Inverness' senior management and its advisors and consideration of the terms and conditions of the asset purchase agreement and the transactions contemplated by the asset purchase agreement, the Inverness board of directors determined that the asset sale was in the best interests of Inverness and its stockholders.

Interests of Executive Officers and Directors of Matritech in the Asset Sale

        When considering the recommendation of the Matritech board of directors regarding the asset sale proposal, Matritech stockholders should be aware that some Matritech executive officers and directors have interests in the asset sale that are different from, or in addition to, any interest they may have as Matritech stockholders. These interests may create potential conflicts of interest for these directors and executive officers because they may be more likely to vote in favor of the asset sale and the asset purchase agreement than Matritech stockholders generally. The Matritech board of directors was aware of these interests and took them into account in its deliberations of the merits of the asset sale and asset purchase agreement and in approving the asset sale and the asset purchase agreement.

        Mr. Chubb's ownership of Inverness common stock.    Mr. Chubb owns 12,200 shares of Inverness common stock, which he personally acquired on the open market prior to any discussions with Inverness about a potential change of control transaction.

        Acceleration of vesting of outstanding options and stock awards under Matritech's equity plans.    Matritech's standard awards under its equity plans include time-based vesting. In December 2005, Matritech accelerated the vesting of all then outstanding stock options. Commencing in February 2005, all options to acquire shares of Matritech common stock and all other time-based vesting stock awards, such as restricted stock and restricted stock units, that were granted to employees of Matritech, including to executive officers, provided for full acceleration of vesting upon a change of control transaction such as the proposed asset sale. Consequently, upon the consummation of the asset sale, all of the outstanding options and stock awards held by Matritech's executive officers that were granted after February 2005 will vest in full. Matritech estimates that 99,583 shares of Matritech common stock previously issued to executive officers with time-based vesting as restricted stock or restricted stock units will be subject to accelerated vesting in conjunction with the closing of the asset sale. All of the outstanding options exercisable for Matritech common stock held by the executive officers of Matritech have exercise prices far higher than the amount per share estimated to be available for distribution to the holders of Matritech common stock in connection with the plan of dissolution. As a result, Matritech does not expect any of these stock options to be exercised despite the accelerated vesting.

        Further, in March 2006, Messrs. Chubb and Corbet were granted restricted stock awards with performance-based vesting of 135,000 shares of common stock in the aggregate, and in April 2007, Messrs. Chubb and Corbet were granted options with performance-based vesting to purchase an aggregate of 250,000 shares of Matritech common stock at an exercise price of $0.50 per share. All of these awards and options will also fully vest in conjunction with the asset sale.

        Change of control benefits for executive officers.    Matritech has various plans and agreements that provide benefits and/or payments to employees, including executive officers, in the event of a change of control, such as the proposed asset sale. Each of these plans and agreements was adopted by the Matritech board of directors more than a year before Matritech signed the asset purchase agreement and none was implemented in contemplation of the asset sale or any other specific change of control transaction.

        Each of Matritech's executive officers is a participant in the Matritech management bonus plan, adopted in February 2005, to provide annual incentive awards for management employees who achieve pre-established targets. Although awarded annually for performance during a fiscal year, portions of each award are deferred either as deferred cash or restricted stock or restricted stock units, and these deferred awards then vest over the next three years assuming the employee remains employed by Matritech. The Matritech management bonus plan provides for full vesting of all awards made for prior years' performance in the event of a change of control, such as the proposed asset sale. As a result, if the asset sale is consummated, each of Matritech's executive officers will receive these previously deferred bonuses, including:

  •
  deferred cash related to bonuses previously awarded for the 2005 and 2006 fiscal years but deferred pursuant to the terms of the Matritech management bonus plan; and

  •
  Matritech common stock representing the accelerated vesting of those portions of bonuses for the 2005 and 2006 fiscal years that were previously awarded to them in shares of restricted stock or restricted stock units.

Matritech estimates, that in connection with the consummation of the asset sale, the accelerated amounts and benefits to be received by executive officers provided under the management bonus plan shall be, in the aggregate, approximately $120,000 in deferred cash and accelerated vesting of 178,225 shares of Matritech common stock, currently held in the form of restricted stock or issuable upon the conversion of restricted stock units.

        In the spring of 2006, each executive officer of Matritech entered into a change of control agreement with Matritech. Should the asset sale be consummated, each executive officer will receive certain other benefits as provided in these change of control agreements, including:

  •
  a pro-rated bonus, based on the specified target bonus for each executive officer, for the portion of the fiscal year completed prior to the date of the closing of the asset sale; and

  •
  in the event an executive officer is not hired by Inverness following the asset sale, or is terminated by Inverness within twelve months following the asset sale without cause or resigns for good reason, the executive officer will be entitled to receive, for a period ranging from twelve to eighteen months (depending on the specific terms of the executive officer's change of control agreement with Matritech), continued payment of the executive officer's then base salary, a bonus payment at the maximum bonus target set for the individual as of the time of termination, and continued health insurance benefits.

        On October 5, 2007, Mr. Chubb, with the consent of both the Matritech board of directors and Inverness, entered into an amended and restated change of control agreement whereby he is no longer entitled to any termination benefits in the event that he does not become an employee of Inverness following the closing of the asset sale. Under his previous change of control agreement, Mr. Chubb would have been entitled to a severance payment equal to two times his base salary, and continued health insurance benefits for a period of twenty-four months, which Matritech values at approximately $716,000, after adjustments under the agreement required by Section 280G of the Internal Revenue Code. Under the amended and restated change of control agreement, Mr. Chubb will still receive his pro-rated bonus for the portion of the fiscal year completed prior to the date of the closing of the asset sale. In exchange for entering into this new agreement, Mr. Chubb's non-compete period was reduced from two years to one year.

        Matritech estimates, that in connection with the consummation of the asset sale, the amounts and benefits to be received by executive officers under the 2006 change of control agreements shall include: (i) in the aggregate, assuming a closing date of December 13, 2007, pro-rated bonuses of approximately $853,000 and (ii) potentially approximately $2.6 million in additional post-termination payments and benefits and continued healthcare valued at an aggregate of approximately $125,000, assuming that none of Matritech's executive officers become employees of Inverness upon the closing of the asset sale and all of them are terminated by Matritech following the asset sale (taking into account projected limitations under Section 280G of the Internal Revenue Code, as amended).

        The amounts that Matritech would be required to pay to each executive officer under the existing contractual arrangements described above (except for the accelerated vesting of stock options with exercise prices substantially higher than the estimated per share distribution pursuant to the plan of dissolution to Matritech common stockholders), assuming that all of the Matritech executive officers become eligible for full change of control and post-termination benefits and assuming a December 13, 2007 closing of the asset sale, are as follows:

Officer	Severance Period	Deferred Cash due under Management Bonus Plan		Restricted Stock or Restricted Stock Units Vested under Management Bonus Plan and Other Outstanding Equity Awards	Pro-rated Bonus for 2007 due under Change of Control Agreements		Additional Payments and Benefits Following Termination of Employment Potentially due under Change of Control Agreements
Stephen D. Chubb Chairman and Chief Executive Officer	Not applicable	$14,300		103,816 shares	$179,399		$0	(1)
David L. Corbet Director, President and Chief Operating Officer	18 months	$9,742		62,818 shares	$121,046		$583,543	(2)
Richard A. Sandberg Director, Chief Financial Officer, Treasurer, Vice President and Assistant Secretary	12 months	$12,082		28,601 shares	$61,088		$222,480
Franz Maier President, Matritech GmbH	12 months	$22,443	(2)	51,550 shares	$93,342	(2)	$369,648	(3)
Melodie R. Domurad Vice President, Clinical and Regulatory Affairs	12 months	$16,465		37,600 shares	$82,021		$310,089
Gary Fagan Vice President, Research and Development	12 months	$9,347		21,735 shares	$65,634		$251,607
David G. Kolasinski Vice President, Sales	12 months	$5,709		43,528 shares	$93,187		$294,277
John Quigley Vice President, Marketing	12 months	$11,677		27,441 shares	$69,746		$267,102
Patricia Randall Vice President, General Counsel, Chief Legal Officer and Secretary	12 months	$17,932		35,720 shares	$87,817		$299,334

(1)
On October 5, 2007, in exchange for the shortening of his non-competition obligation from two years to one, Mr. Chubb entered into an amended and restated change of control agreement pursuant to which he agreed to forfeit all of the post-termination severance and benefit payments that he would otherwise have been entitled to receive under his original agreement.

(2)
Amount projected after required limitations under Section 280G of the Internal Revenue Code.

(3)
Amounts are converted from Euros at an assumed foreign exchange rate of 1.35 Euros per U.S. dollar.

        Possible consulting agreements with Inverness.    Although no agreements have been entered into, Inverness has expressed an interest in the possibility of retaining the services of Messrs. Chubb and Quigley in a consulting capacity for a period of three months after the closing of the asset sale.

        Debt-related payments to directors and their affiliates.    Promptly following the closing of the asset sale and the sale of the Inverness common stock received by Matritech in the asset sale, Matritech expects to repay in full all of its outstanding indebtedness, including any required prepayment premiums. One of Matritech's directors, David B. Musket, personally holds a secured promissory note issued in January 2006 and a secured promissory note issued in January 2007. Like all holders of such secured promissory notes, promptly following the closing of the asset sale and the sale of the Inverness common stock received by Matritech in the asset sale, Matritech expects that all amounts due under Mr. Musket's notes will be repaid in full, including all applicable principal, accrued interest and prepayment premiums. In addition, Mr. Musket is an affiliate of various ProMed Funds, which also hold secured promissory notes issued in January 2006 and January 2007, that Matritech likewise expects to repay in full promptly following the closing of the asset sale and the sale of the Inverness common stock received by Matritech in the asset sale. The amounts Mr. Musket and the various ProMed funds are expected to receive following the closing of the asset sale in connection with these outstanding secured promissory notes are set forth below:

Holder	Amounts due for Principal, Unpaid Interest and Prepayment Premium under Secured Notes issued in January 2006	Amounts due for Principal, Unpaid Interest and Prepayment Premium under Secured Notes issued in January 2007	Total
David B. Musket	$133,665	$354,238	$487,903
ProMed Partners, L.P.	$164,432	$453,990	$618,422
ProMed Partners II, L.P.	$—	$23,827	$23,827
ProMed Offshore Fund, Ltd.	$28,188	$68,116	$96,304
ProMed Offshore Fund II, Ltd.	$1,045,016	$587,629	$1,632,645

Total:	$1,371,301	$1,487,800	$2,859,101

        Payments to directors and their affiliates for shares of Series A convertible preferred stock.    Matritech is required to pay all holders of its Series A convertible preferred stock a fixed, priority distribution in the amount of $8.80 per share upon the closing of the asset sale. Matritech intends to make these payments promptly following the sale of the Inverness common stock received by Matritech as consideration for the asset sale and following the repayment of all of Matritech's secured indebtedness and creation of a reserve for Matritech's other obligations and liabilities. One of Matritech's directors, David B. Musket, personally holds 6,676 shares of Series A convertible preferred stock and various ProMed funds with which Mr. Musket is affiliated hold an aggregate of 50,692 shares of Series A convertible preferred stock. Accordingly, Mr. Musket will receive a payment of $58,748.80 and the ProMed Funds in the aggregate will receive a payment of $446,089.60 on account of their holdings of Series A convertible preferred stock.

        Indemnification and insurance.    Following the closing of the asset sale and the filing of the certificate of dissolution with the Secretary of State of the State of Delaware, Matritech will continue to indemnify each of its current and former directors and officers to the extent required under Delaware law, its certificate of incorporation and its bylaws as in effect immediately prior to the closing of the asset sale and the filing of the certificate of dissolution. In addition, Matritech intends to maintain its current directors' and officers' insurance policy through the closing of the asset sale and the date of dissolution and to obtain runoff coverage for at least an additional six years after filing the certificate of dissolution. Finally, Matritech will also have continuing obligations to indemnify its directors under the indemnification agreements Matritech has entered into with each of its directors.

Material United States Federal Income Tax Consequences of the Asset Sale

        The discussion set forth below summarizes the material United States federal income tax consequences of the asset sale. This discussion is based on the Internal Revenue Code, existing and proposed Treasury regulations thereunder and administrative rulings and court decisions, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or differing interpretation could alter the tax consequences described herein.

        This discussion is not a complete description of all the United States federal income tax consequences that may be relevant to the asset sale. In addition, this discussion does not address all of the tax consequences that may be relevant to particular Matritech stockholders in light of their particular circumstances or to Matritech stockholders that are subject to special tax treatment under United States federal income tax laws, such as stockholders that are, for United States federal income tax purposes:

  •
  dealers or traders in securities;

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  persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

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  persons who are not United States persons;

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  entities treated as partnerships or other flow-through entities;

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  tax-exempt organizations;

  •
  financial institutions;

  •
  insurance companies;

  •
  persons who hold their shares as part of a hedge, straddle, wash sale, synthetic security, conversion or other risk-reduction or constructive sale transaction;

  •
  persons who acquired their shares in compensatory transactions; and

  •
  persons who do not hold their Matritech stock as a capital asset (generally, an asset held for investment).

        In addition, the following discussion does not address the tax consequences of the asset sale under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the asset sale (whether or not any such transactions are undertaken in connection with the asset sale). None of Matritech, Milano or Inverness has requested, nor will request, a ruling from the Internal Revenue Service with regard to any of the tax consequences of the asset sale.

        EACH MATRITECH STOCKHOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE ASSET SALE, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, IN LIGHT OF THE PARTICULAR CIRCUMSTANCES OF SUCH HOLDER.

Material United States Federal Income Tax Consequences to Matritech of the Asset Sale

        The asset sale will be treated as a taxable asset sale, with Matritech as the seller, and Milano as the buyer. Accordingly, Matritech will generally recognize taxable gain or loss in the transaction with respect to each of its assets, computed in each case as the fair market value of the consideration (including liabilities assumed) allocable to the asset sold by Matritech less the aggregate adjusted tax basis of the asset sold to Milano. Matritech expects to recognize taxable gain on the asset sale. Although Matritech has net operating loss carryforwards that potentially could offset a portion of such gain, such loss carryforwards could be unavailable, in whole or in part, to offset such gain due to potentially applicable limitations under the Internal Revenue Code.

Material United States Federal Income Tax Consequences to Matritech Stockholders of the Asset Sale

        The asset sale, by itself, will have no material United States federal income tax consequences to Matritech's existing stockholders as such. Therefore, holders of Matritech stock will not recognize a tax gain or tax loss upon consummation of the asset sale. For a discussion of the tax consequences of the dissolution, see "Proposal Two—The Plan of Dissolution Proposal—Material United States Federal Income Tax Consequences of the Dissolution" beginning on page 118 of this proxy statement/prospectus.

        THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ASSET SALE AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THIS DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR AVOIDING PENALTIES THAT MAY BE IMPOSED. THIS DISCUSSION WAS WRITTEN TO SUPPORT THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING. MATRITECH STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ASSET SALE, THE APPLICABILITY OF STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND ANY PROPOSED TAX LAW CHANGES.

Regulatory Matters

        Inverness and Matritech do not believe that the asset sale is subject to review by any governmental authorities under the antitrust laws of the jurisdictions where Inverness and Matritech conduct business.

        Nevertheless, even after completion of the asset sale, the Antitrust Division of the United States Department of Justice, referred to as the Antitrust Division, the United States Federal Trade Commission, referred to as the FTC, or any other United States or foreign governmental authority could challenge or seek to unwind the asset sale under the antitrust laws as it deems necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin or unwind the asset sale before or after it is completed. Inverness and Matritech cannot be sure that a challenge to the asset sale will not be made or that, if a challenge is made, Inverness and Matritech will prevail.

Accounting Treatment

        In accordance with accounting principles generally accepted in the United States, Inverness will account for the asset sale using the purchase method of accounting for business combinations. Inverness will allocate the purchase price to the net tangible and intangible assets acquired based on their respective fair values at the date of the completion of the asset sale. Any excess of the purchase price over those fair values will be recorded as goodwill.

Listing of Inverness Common Stock

        Application will be made to have the shares of Inverness common stock issued in the asset sale approved for listing on the American Stock Exchange, where Inverness common stock currently is traded under the symbol "IMA." It is a condition to the obligation of Matritech to complete the asset sale that the shares of Inverness common stock to be issued in the asset sale be approved for listing on the American Stock Exchange, subject to official notice of issuance.

THE ASSET PURCHASE AGREEMENT

        The following summary describes the material provisions of the asset purchase agreement. The provisions of the asset purchase agreement are complicated and not easily summarized. This summary may not contain all of the information about the asset purchase agreement that is important to you. The asset purchase agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus, and we encourage you to read it carefully in its entirety for a more complete understanding of the asset purchase agreement.

The Asset Sale

        Acquired assets.    The asset purchase agreement provides for the sale of substantially all of the assets of Matritech to Milano Acquisition Corp., a newly formed, wholly owned subsidiary of Inverness. Specifically, the asset purchase agreement provides that Matritech will sell to Milano all of Matritech's tangible and intangible assets, other than those assets excluded under the asset purchase agreement. The assets to be acquired include:

  •
  Matritech's interests in real property, including those conferred under Matritech's leases;

  •
  tangible personal property (such as machinery, equipment, inventories of raw materials and supplies, manufactured and purchased parts, goods in process and finished goods, furniture, office equipment, vehicles and tools);

  •
  Matritech's intellectual property, including any associated goodwill, licenses and sublicenses;

  •
  Matritech's rights under its contracts (other than those relating to Matritech's capital stock, warrants and other securities, and any change of control arrangements with employees of Matritech who will not become employees of Inverness);

  •
  accounts, notes, and other receivables;

  •
  securities held by Matritech (including all of the capital stock of Matritech's wholly owned subsidiary, Matritech GmbH);

  •
  claims, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set-off, and rights of recoupment;

  •
  franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies;

  •
  books, records, ledgers, files, documents, correspondence, lists, plats, architectural plans, drawings, and specifications, creative materials, advertising and promotional materials, studies, reports, and other printed or written materials;

  •
  any cash in excess of $100,000; and

  •
  rights in and with respect to the assets associated with Matritech GmbH's employee benefit plans.

        Excluded assets.    The assets excluded from those being acquired from Matritech under the asset purchase agreement include:

  •
  Matritech's certificate of incorporation, its qualifications to conduct business as a foreign corporation, any arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of Matritech as a corporation;

  •
  all of Matritech's equity and debt securities;

  •
  Matritech's personnel records, tax records, bank records and statements, and other records Matritech is required by law to retain in its possession;

  •
  $100,000 of cash;

  •
  all claims for refunds of taxes to the extent related to any taxes not assumed by Inverness;

  •
  any of Matritech's rights under the asset purchase agreement or any of the other agreements or documents entered into in connection with the consummation of the asset sale or under any agreement between Inverness and Matritech entered into on or after the date of the asset purchase agreement;

  •
  all insurance policies and rights and proceeds thereunder;

  •
  any rights, and any documents, instruments, or agreements related to any Matritech securities;

  •
  the change of control agreements with employees who will not become employees of Inverness following the closing of the asset sale;

  •
  the rights in and with respect to the assets associated with Matritech's employee benefit plans; and

  •
  any rights and interests that Matritech does not have the right to transfer.

        Assumed liabilities.    The asset purchase agreement also provides that in addition to acquiring the assets of Matritech set forth in the agreement, Inverness will also assume all of Matritech's liabilities, other than those liabilities excluded under the asset purchase agreement. The liabilities to be assumed include:

  •
  all liabilities of Matritech for unpaid taxes with respect to periods or portions thereof ending on or prior to the closing date of the asset sale (other than unpaid income taxes);

  •
  all liabilities of Matritech for the unpaid taxes of persons other than Matritech, as a transferee or successor, by contract, or otherwise;

  •
  all liabilities and obligations of Matritech under the agreements, contracts, leases, licenses, any other arrangements being acquired by Inverness in connection with the asset sale, including Matritech's liabilities and obligations in respect of change of control agreements (as amended prior to the closing of the asset sale) with Matritech employees who become employees of Inverness following the closing of the asset sale;

  •
  all liabilities and obligations of or relating to Matritech with respect to environmental, and health or safety matters, including without limitation those arising under environmental laws or other laws, rules or regulations related to health and/or safety requirements; and

  •
  all other liabilities and obligations of Matritech in respect of or related to any of Matritech's assets being acquired in connection with the asset sale.

        Excluded liabilities.    The liabilities excluded from those being assumed by Inverness under the asset purchase agreement include:

  •
  any compensation obligations related to Matritech employees not hired by Inverness following the closing of the asset sale;

  •
  any expenses incurred by Matritech in connection with the consummation of the asset sale, including legal, accounting and investment banking fees;

  •
  any costs incurred in connection with Matritech's severance obligations to employees who will not become employees of Inverness following the closing of the asset sale, as well as any other bonus or severance obligations to those employees that are triggered as a result of the asset sale;

  •
  any liabilities of Matritech for unpaid income taxes;

  •
  all liabilities and obligations of Matritech under its employee benefit plans;

  •
  all liabilities and obligations of Matritech relating to its debt and equity securities and any documents, instruments, or agreements related to its debt and equity securities; and

  •
  all liabilities and obligations of Matritech in respect of or related to any of Matritech's assets that will not be acquired by Inverness in connection with the asset sale.

Consideration to be Received by Matritech

        Consideration to be paid at closing.    If the asset sale is completed, Matritech will receive at the closing of the asset sale shares of Inverness common stock valued at $36 million. The Inverness common stock will be valued based on the average closing price per share of Inverness common stock for the ten consecutive trading day period ending on the second trading day immediately prior to the date of the closing of the asset sale.

        Inverness has agreed to register the resale of the shares of Inverness common stock to be issued to Matritech at the closing of the asset sale. It is anticipated that the registration statement covering such resale will be filed, and will become effective, within one business day after the closing of the asset sale. For a discussion of Matritech's intention to liquidate the Inverness common stock it receives as consideration for the asset sale, please see "Proposal Two—The Plan of Dissolution Proposal" beginning on page 108 of this proxy statement/prospectus.

        Escrow arrangement.    Within 10 business days following the closing of the asset sale, Matritech will be required to deposit $100,000 cash in an escrow account to secure certain limited indemnification obligations to Inverness. Any amount remaining in the escrow account on September 15, 2009 will be released to Matritech (other than any amounts required to secure any unresolved claims for indemnification, which amounts will be released following the resolution of those outstanding claims). At the closing, Inverness, Milano, Matritech and Mellon Trust of New England, N.A. will enter into an escrow agreement setting forth the terms and procedures relating to the escrow account and the distribution of proceeds from the escrow account.

        Earn-out consideration.    Following the closing of the asset sale, Matritech may receive additional consideration of up to $2.0 million, payable in cash or Inverness common stock, if the revenue associated with the assets to be purchased by Inverness in the asset sale is in excess of targets specified in the asset purchase agreement during the consecutive twelve full calendar months immediately following the closing of the asset sale, as follows:

  •
  If the revenue associated with the purchased assets is at least $17.0 million but less than $17.5 million during the twelve-month period, Matritech will receive additional consideration of $1.0 million;

  •
  If the revenue associated with the purchased assets is at least $17.5 million but less than $18.0 million during the twelve-month period, Matritech will receive additional consideration of $1.5 million; and

  •
  If the revenue associated with the purchased assets is at least $18.0 million Matritech will receive additional consideration of $2.0 million.

        Within 60 days after the end of the revenue-measuring period, Inverness will notify Matritech of the revenue results. If Matritech does not dispute the revenue results within 30 days following the receipt of the results from Inverness, additional consideration, if any, will be payable within 10 days thereafter. If Matritech does dispute the results, any dispute will be required to be resolved within

45 days following Matritech's receipt of the revenue results from Inverness, and the additional consideration, if any, will be payable within 10 days following the resolution of the dispute.

        In the event all or a portion of any additional consideration is satisfied in shares of Inverness common stock, the shares will be valued based on the average closing price per share of Inverness common stock for the ten consecutive trading day period ending on the second trading day immediately prior to the date on which the shares are issued. The shares must be listed on AMEX or another exchange on which shares of Inverness common stock are then traded and must be issued within ten days following the final determination of the amount of revenue associated with the purchased assets during the twelve-month measurement period.

Liquidation of Matritech

        In connection with the asset sale, Matritech is proposing a plan of dissolution pursuant to which it will satisfy its obligations, distribute its assets, wind up its affairs and cease its corporate existence. Because Matritech has significant outstanding liabilities which must be satisfied out of the proceeds it receives in connection with the asset sale, the amount of consideration that may ultimately be distributable to Matritech's stockholders will be substantially less than the consideration received by Matritech. Matritech stockholders should carefully review the section of this proxy statement/prospectus entitled "Proposal Two—The Plan of Dissolution Proposal" beginning on page 108 of this proxy statement/prospectus, which contains important information about the amounts that may ultimately be distributed to the stockholders of Matritech. Matritech stockholders should also carefully review the risks described under "Risk Factors—Risk Factors Relating to the Asset Sale" and "Risk Factors—Risk Factors Relating to the Dissolution of Matritech."

Completion of the Asset Sale

        Inverness and Matritech will complete the asset sale when all of the conditions to completion of the sale contained in the asset purchase agreement, which are described in the section entitled "The Asset Purchase Agreement—Conditions to Obligations to Complete the Asset Sale" beginning on page 104 of this proxy statement/prospectus, are satisfied or waived, including approval of the asset sale by the stockholders of Matritech.

Appraisal Rights

        Under the Delaware General Corporation Law, Matritech's stockholders are not entitled to appraisal, dissenters' or similar rights in connection with the asset sale.

Representations and Warranties

        The asset purchase agreement contains general representations and warranties made by Matritech on the one hand, and Inverness and Milano Acquisition Corp. on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the asset sale. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the asset sale. The representations and warranties of each of Matritech on the one hand and Inverness and Milano on the other have been made solely for the benefit of the party or parties to which they have been made, and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk between the parties, may have been modified by the confidential disclosure schedules attached to the asset purchase agreement, are subject to the materiality standards described in the asset purchase agreement, which may differ from what may be viewed as material by you, and were made only as of the date of the asset purchase agreement or another date specified in the asset purchase agreement.

        Matritech made a number of representations and warranties to Inverness in the asset purchase agreement, including representations and warranties relating to the following matters:

  •
  corporate organization, qualifications to do business and corporate standing of Matritech and its subsidiary;

  •
  capital structure and the absence of preemptive rights with respect to Matritech and its subsidiary;

  •
  title to properties;

  •
  corporate authorization to enter into and carry out the obligations contained in the asset purchase agreement;

  •
  absence of any conflict or violation of the corporate charter and bylaws of Matritech and its subsidiaries, any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the asset purchase agreement;

  •
  governmental and regulatory approvals required to complete the asset sale;

  •
  the vote of Matritech's securityholders required to complete the asset sale;

  •
  SEC filings and the financial statements contained in those filings;

  •
  disclosure controls and procedures;

  •
  accuracy of the information supplied for this proxy statement/prospectus;

  •
  absence of liabilities not disclosed or reserved against in Matritech's financial statements;

  •
  absence of certain changes or events since December 31, 2006;

  •
  taxes and tax returns;

  •
  leased real property;

  •
  intellectual property;

  •
  material contracts and the absence of breaches of material contracts;

  •
  litigation;

  •
  compliance with regulatory requirements;

  •
  environmental matters;

  •
  benefit plans, employees and employment practices;

  •
  compliance with applicable law by Matritech and its subsidiaries;

  •
  permits;

  •
  insurance;

  •
  inapplicability of any state takeover statutes;

  •
  receipt of an opinion from Matritech's financial advisor;

  •
  entitlements to any brokerage or finders' fees or agents' commissions or any similar charges in connection with the transactions contemplated by the asset purchase agreement; and

  •
  restricted securities.

        Inverness and Milano Acquisition Corp. made a number of representations and warranties to Matritech in the asset purchase agreement, including representations and warranties relating to the following subject matters:

  •
  corporate organization, qualifications to do business and corporate standing;

  •
  corporate authorization to enter into and carry out the obligations contained in the asset purchase agreement and the absence of any conflict or violation of the corporate charter and bylaws of Inverness and Milano Acquisition Corp., any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the asset purchase agreement;

  •
  SEC filings and the financial statements contained in those filings;

  •
  accuracy of the information supplied for this proxy statement/prospectus;

  •
  disclosure controls and procedures;

  •
  absence of certain changes or events since December 31, 2006;

  •
  litigation;

  •
  absence of arrangements between Inverness and members of Matritech's management;

  •
  ownership of Matritech common stock by Inverness;

  •
  entitlements to any brokerage or finders' fees or agents' commissions or any similar charges in connection with the transactions contemplated by the asset purchase agreement;

  •
  absence of encumbrances on the shares of Inverness common stock to be issued to Matritech in connection with the asset purchase agreement;

  •
  compliance with applicable law by Inverness and its subsidiaries; and

  •
  the status of Inverness as a "well-known seasoned issuer" under the rules and regulations promulgated by the SEC.

Matritech's Conduct of Business Before Closing of the Asset Sale

        Under the asset purchase agreement, Matritech has agreed, until the closing of the asset sale, except under certain circumstances or as consented to in writing by Inverness (which consent will not be unreasonably withheld), to conduct its business in the usual, regular and ordinary course and to use commercially reasonable efforts to maintain its equipment and other assets in good working order, perform its material obligations, keep in force all insurance coverage, maintain present management salaries and benefits and all other salaries and benefits, except for changes required to maintain its workforce, not pay any unplanned bonuses or any other unusual distribution to officers, directors, management or other agents or personnel, and maintain its customer relations.

        In addition, Matritech agreed that, until the closing of the asset sale, it will not (and will not permit its subsidiaries to) without the prior written consent of Inverness (which consent will not be unreasonably withheld):

  •
  declare, set aside or make any distributions in respect of its capital stock;

  •
  split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities (other than pursuant to the terms of material contracts existing on the date of the asset purchase agreement or pursuant to its certificate of incorporation);

  •
  purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, subject to limited exceptions (including pursuant to the terms of agreements existing on the date of the asset purchase agreement);

  •
  except as permitted under the asset purchase agreement, dispose of or encumber any shares of its capital stock or any securities convertible into or exercisable for its capital stock, subject to limited exceptions;

  •
  except as contemplated in the asset purchase agreement, amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

  •
  acquire any business or any assets that are material, in the aggregate, to Matritech and its subsidiary, taken as a whole;

  •
  dispose of or encumber any of the assets to be acquired by Inverness in connection with the asset sale, other than in the ordinary course of business;

  •
  adopt or implement any shareholder rights plan;

  •
  except as contemplated in the asset purchase agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness, issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Matritech or its subsidiary, or guarantee any debt securities of another person;

  •
  make any loans, advances or capital contributions to, or investment in, any other person, subject to limited exceptions;

  •
  make any material changes in accounting methods, principles or practices, except as required by a change in GAAP or by a governmental entity;

  •
  except as required to comply with applicable law or agreements existing on the date of the asset purchase agreement, or as contemplated in the asset purchase agreement,

  •
  enter into, terminate or materially amend any employment, severance or similar agreement or material benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement;

  •
  increase the compensation or fringe benefits of any directors or officers of Matritech, other than as provided in the asset purchase agreement;

  •
  pay any bonus to any directors or officers of Matritech that is not accrued for on its December 31, 2006 balance sheet;

  •
  accelerate the payment, right to payment or vesting of any material compensation or benefits, including any outstanding options or restricted stock awards other than as contemplated by the asset purchase agreement;

  •
  grant any awards under any incentive, performance or other compensation arrangement, other than grants of stock options consistent with past practice to newly hired or promoted employees; or

  •
  take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan of Matritech or its subsidiary;

  •
  make or rescind any material tax election, settle or compromise any material tax liability or materially amend any tax return, except as reserved on Matritech's December 31, 2006 balance sheet;

  •
  except as otherwise contemplated in the asset purchase agreement, make any capital expenditures in excess of $50,000 in the aggregate;

  •
  except as otherwise contemplated in the asset purchase agreement, enter into, amend, modify or terminate, or waive, release or assign any material rights or claims under, any material contract to which Matritech or its subsidiary is a party;

  •
  except as otherwise contemplated in the asset purchase agreement, initiate, compromise or settle any material litigation or arbitration proceeding, subject to limited exceptions; or

  •
  authorize or agree to do any of the actions described above.

Obligation of the Matritech Board of Directors with Respect to Its Recommendation and Holding of a Stockholders' Meeting

        Under the terms of the asset purchase agreement, Matritech agreed to take all action necessary to convene a meeting of its stockholders as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the registration statement that includes this proxy statement/prospectus, for the purpose of voting on the asset sale proposal. Subject to its rights discussed in the section entitled "Termination" beginning on page 106 of this proxy statement/prospectus, Matritech's obligation to call, give notice of, convene and hold the stockholders' meeting is not limited or otherwise affected by the commencement, disclosure, announcement or submission of any acquisition proposal or superior offer (each as described below beginning on page 101 of this proxy statement/prospectus), or by any withdrawal, amendment or modification of the recommendation of the Matritech board of directors with respect to the asset sale proposal.

        Subject to its rights discussed in the next section, "No Solicitation of Other Offers," the Matritech board of directors agreed to recommend the approval of the asset sale proposal to its stockholders and that neither the board of directors nor any committee thereof will withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Inverness, the recommendation of the board of directors that Matritech's stockholders vote in favor of the approval of the asset sale proposal.

No Solicitation of Other Offers

        Under the terms of the asset purchase agreement, subject to certain exceptions described below, Matritech agreed that it and its subsidiaries will not, and that it will use commercially reasonable efforts to cause its directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives not to, directly or indirectly:

  •
  solicit, initiate or knowingly encourage the making of any acquisition proposal; or

  •
  participate in any discussions regarding, or furnish to any person any non-public information regarding, any acquisition proposal.

        Matritech and its subsidiary also agreed to immediately cease, and to cause their officers, directors, affiliates, employees, investment bankers, attorneys, accountants and other advisors and representatives to cease, any and all existing activities, discussions or negotiations with third parties regarding any acquisition proposal.

        Notwithstanding the foregoing, at any time prior to obtaining the approval of the asset sale by Matritech' stockholders, Matritech may, in response to an unsolicited written bona fide acquisition proposal by a third party that the Matritech board of directors reasonably determines in good faith (after consultation with Matritech's financial and legal advisors) constitutes (or is likely to lead to) a superior proposal, furnish nonpublic information to a person making the acquisition proposal, and enter into discussions with that person regarding the acquisition proposal, provided that:

  •
  neither Matritech nor any representative of Matritech or its subsidiary has violated the provisions in the asset purchase agreement prohibiting solicitation of competing proposals; and

  •
  the Matritech board of directors has concluded in good faith, after consultation with its outside legal counsel, that such action is required in order for the Matritech board of directors to comply with its fiduciary obligations under applicable law.

        The asset purchase agreement defines an acquisition proposal as any proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, tender offer, recapitalization, share exchange or other business combination involving Matritech; any proposal for the issuance by Matritech of over 30% of its equity securities; or any proposal or offer to acquire in any manner, directly or indirectly, over 30% of the equity securities or a substantial portion of the consolidated total assets of Matritech, in each case other than the transactions contemplated by the asset purchase agreement.

        In order for the Matritech board of directors to deem an acquisition proposal to be a superior proposal, the proposal must be an unsolicited, bona fide, binding, written proposal from a third party to acquire a majority of Matritech's equity securities or a substantial portion of its assets pursuant to a tender or exchange offer, a merger, a consolidation or a sale of its securities or assets, which in the Matritech board of directors' good faith judgment,

  •
  is on terms more favorable to the holders of Matritech common stock than the transactions contemplated by the asset purchase agreement (after consultation with Matritech's financial and legal advisors), taking into account all the terms and conditions of such proposal and the asset purchase agreement (including any proposal by Inverness to amend the terms of the asset purchase agreement); and

  •
  is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal, including the availability and/or commitment status of funds for the payment of the consideration under such proposal. In no event may the Matritech board of directors deem an acquisition proposal to be a superior proposal if there is a due diligence condition to the third party's obligation to consummate the transaction that is the subject of the superior proposal.

        Matritech must notify Inverness within three business days of the receipt of any acquisition proposal of the identity of the person or group making the proposal and the material terms and conditions of the proposal. Matritech is further obligated to advise Inverness within three business days of its receipt of any request for nonpublic information in connection with an acquisition proposal, and any disclosure of non-public information to a person or group making an acquisition proposal may only be made under a confidentiality agreement containing terms not materially less restrictive than the confidentiality agreement between Matritech and Inverness. Matritech is required to keep Inverness informed in all material respects of the status and material terms (including any material changes to those terms) of any acquisition proposal.

        Matritech has also agreed that its board of directors will not:

  •
  withhold, withdraw or modify its approval of the asset sale or recommendation that Matritech's stockholders vote in favor of the approval of the asset sale;

  •
  cause or permit Matritech to enter into any letter of intent, or other similar contract, agreement or commitment relating to any acquisition proposal; or

  •
  approve, endorse or recommend any acquisition proposal.

        Notwithstanding the foregoing, the Matritech board of directors may take the above actions under the following circumstances:

  •
  a superior offer is made to Matritech, is not withdrawn, and remains a superior offer;

  •
  Matritech provides written notice to Inverness that it has received a superior proposal, specifying the material terms and conditions of the proposal and the identity of the person or group making the proposal;

  •
  Inverness does not, within five business days of receipt of the notice, make an offer that the Matritech board of directors reasonably determines in good faith (after consultation with Matritech's outside counsel and financial advisor) to be at least as favorable to Matritech and its stockholders as the superior offer;

  •
  the Matritech board of directors reasonably determines in good faith, after consultation with its outside counsel, that, in light of the superior offer, the change of recommendation is required in order for the board of directors to comply with its fiduciary obligations under applicable law; and

  •
  Matritech has not violated any provisions in the asset purchase agreement relating to the solicitation of competing proposals or the obtaining of the approval of Matritech's stockholders.

        Unless the asset purchase agreement is terminated, no acquisition proposal or change of recommendation will limit Matritech's obligation to convene the stockholders' meeting in connection with the asset sale.

Commercially Reasonable Efforts

        Each of Inverness, Milano and Matritech agreed to use commercially reasonable efforts to:

  •
  take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated in the asset purchase agreement as promptly as practicable;

  •
  obtain, as promptly as practicable, from any governmental entity or any other third party, any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Matritech, Inverness, Milano, or any of their subsidiaries in connection with the authorization, execution and delivery of the asset purchase agreement and the consummation of the transactions contemplated in the asset purchase agreement;

  •
  make, as promptly as practicable, all necessary filings and any other required submissions with respect to the asset purchase agreement and the asset sale required under applicable law;

  •
  execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the asset purchase agreement;

  •
  to obtain any third-party consents required in connection with the asset sale (to the extent obtaining any such consent would not result in materially burdensome payments); and

  •
  to cooperate and to use their commercially reasonable efforts to obtain any government clearances or approvals required for closing of the asset sale under federal, state and foreign antitrust laws, and to contest any decree, judgment or injunction restricting the consummation of the asset sale or any other transactions contemplated in the asset purchase agreement.

        Notwithstanding the foregoing, neither Inverness nor Matritech will be required to do any of the above in the event the United States Department of Justice or the United States Federal Trade

Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin the consummation of the asset sale.

Employee Benefits; 401(k) Plan

        Inverness agreed to give Matritech employees who become Inverness employees following the asset sale full credit for their service with Matritech for purposes of determining eligibility to participate in, and vesting, accrual or any other benefit under, Inverness employee benefit plans, to the maximum extent permitted by its plans. Inverness also agreed to use commercially reasonable efforts to permit Matritech employees who become Inverness employees to rollover their account balances in Matritech's 401(k) plan.

        Inverness also agreed to use commercially reasonable efforts to maintain and operate, until at least the end of the calendar year in which the closing of the asset sale occurs, flexible benefit plans in which Matritech employees who become Inverness employees are enrolled, and the continuing employees who participated in those plans on the day prior to the date of the closing of the asset sale will be entitled to continue to participate in those plans through the end of that calendar year based on their respective benefit elections and account balances as in effect on the day prior to the date of the closing of the asset sale.

Conditions to Obligations to Complete the Asset Sale

        The respective obligations of Inverness and Milano, on the one hand, and Matritech, on the other, to complete the asset sale are subject to the satisfaction or waiver of each of the following conditions:

  •
  the asset sale proposal must be approved by the affirmative vote of both the holders of a majority in voting power of the outstanding shares of the Matritech common stock and Series A convertible preferred stock, voting together as a single class, and the holders of at least 75% of the outstanding shares of Matritech Series A convertible preferred stock, voting as a separate class;

  •
  the registration statement of which this proxy statement/prospectus is a part must be declared effective by the SEC, there must be no stop order suspending the effectiveness of such registration statement in effect, and there must be no proceeding initiated for that purpose pending or threatened in writing;

  •
  no governmental entity can have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is then in effect and which has the effect of making the asset sale illegal or otherwise prohibits the completion of the asset sale, and there can be no pending or active proceeding seeking to restrain or prohibit the consummation of the asset sale;

  •
  the escrow agreement must be executed by all parties;

  •
  Matritech must obtain the consent of its noteholders and preferred stockholders deferring payment of amounts otherwise payable to them upon the closing of the asset sale for a period of ten days following the later of the closing or the date on which there is an effective registration statement covering the resale of the Inverness common stock received by Matritech;

  •
  the representations and warranties of the other party must be true and correct in all material respects as of the closing date of the asset sale;

  •
  each party must have performed or complied in all material respects with all of its agreements and covenants required by the asset purchase agreement to be performed or complied with before closing of the asset sale;

  •
  no material adverse effect, as described below, with respect to the other party can have occurred since August 27, 2007 and be continuing;

  •
  such party must have received an officer's certificate from the other party regarding the satisfaction of certain conditions to the completion of the asset sale; and

  •
  the parties must have executed the asset transfer documents identified in the asset purchase agreement.

        The obligation of Matritech to complete the asset sale is also subject to the condition that the shares of Inverness common stock to be issued in the asset sale must be approved for listing on the American Stock Exchange, subject to official notice of issuance.

        The obligations of Inverness and Milano Acquisition Corp. to complete the asset sale are also subject to the conditions that the UCC-1 financing statement covering the assets to be purchased by Inverness must be terminated, Inverness must have received any consent it may be required to obtain from its lender in connection with the asset sale, and Inverness or Matritech must have obtained any consents or acknowledgements from third parties required in connection with the asset sale.

Definition of Material Adverse Effect

        Under the terms of the asset purchase agreement, a material adverse effect on either Inverness or Matritech means any material adverse change, event or circumstance with respect to, or material adverse effect on, the business, financial condition or results of operations of a company and its subsidiaries, taken as a whole. However, the following types of changes are not considered to be material adverse effects on a company for purposes of the asset purchase agreement:

  •
  changes that are the result of economic or political factors affecting the national, regional or world economy, or are the result of factors generally affecting the industries or markets in which a company operates, or acts of war or terrorism (unless the company is disproportionately affected);

  •
  any adverse change, effect or circumstance arising out of or resulting from actions contemplated by the parties in connection with the asset purchase agreement or the pendency or announcement of the transactions contemplated by the asset purchase agreement (including actions of competitors, delays or cancellations of orders for products or services, losses of customers or changes in the price per share of the company's common stock);

  •
  changes in law, rule or regulations or generally accepted accounting principles (unless the company is disproportionately affected);

  •
  actions taken pursuant to the asset purchase agreement or at the request of the other party to the asset purchase agreement;

  •
  any fees or expenses incurred in connection with the transactions contemplated by asset purchase agreement; and

  •
  the failure by a company to meet published estimates of revenues or earnings for any period ending between the signing of the asset purchase agreement and the closing of the asset sale, in and of itself, or decline in price per share of the company's common stock, in and of itself, or delisting of the company's common stock on AMEX, in and of itself.

Termination; Termination Fee

Termination

        The asset purchase agreement may be terminated in accordance with its terms at any time prior to completion of the asset sale, whether before or after the requisite approvals of the stockholders of Inverness and Matritech:

  •
  by mutual written consent of Inverness and Matritech;

  •
  by either Inverness or Matritech if:

  •
  the asset sale has not closed by January 31, 2008;

  •
  a governmental entity issues a final order, decree or ruling or takes any other final action permanently restraining, enjoining or otherwise prohibiting the asset sale;

  •
  Matritech's stockholders do not approve the asset sale at the special meeting; or

  •
  the other party breaches in any material respect its representations and warranties under the asset purchase agreement or fails to perform in any material respect its obligations under the asset purchase agreement, and such breach or failure is not cured within twenty days following the receipt of notice from the party not in breach;

  •
  by Inverness if:

  •
  the Matritech board of directors fails to recommend approval, or withdraws or modifies its recommendation in a manner adverse to Inverness, of the asset sale proposal set forth in this proxy statement/prospectus;

  •
  the Matritech board of directors approves or publicly recommends a competing acquisition proposal;

  •
  Matritech enters into a letter of intent or substantially similar document or any agreement accepting a competing acquisition proposal;

  •
  Matritech breaches in any material respect its obligations under the asset purchase agreement with respect to the special meeting or the non-solicitation of other acquisition proposals;

  •
  a third party commences a tender offer or exchange offer for outstanding shares of Matritech common stock, and the Matritech board of directors either recommends that Matritech's stockholders tender their shares or, within five business days after the commencement of the offer, fails to recommend against the acceptance of the offer; or

  •
  the Matritech board of directors fails to reaffirm publicly its recommendation in favor of the approval of the asset sale proposal within five business days after Inverness requests it to do so at any time following the public announcement of a competing acquisition proposal.

        The asset purchase agreement may also be terminated by Matritech in the event Inverness assigns the asset purchase agreement to a third party in connection with an acquisition of all or substantially all of the stock or assets of Inverness or any of its affiliates.

Termination Fee

        Under the terms of the asset purchase agreement, Matritech must pay Inverness a termination fee of $1.08 million in the event that:

  •
  Inverness terminates the asset purchase agreement for any of the reasons described above relating to the conduct of Matritech and its board of directors regarding competing acquisition proposals; or

  •
  The asset purchase agreement is terminated following the failure to obtain stockholder approval of the asset sale proposal set forth in this proxy statement/prospectus or because the asset sale does not close by January 31, 2008, if the following conditions are met:

  •
  Prior to the termination of the asset purchase agreement, a third party announces an acquisition proposal; and

  •
  Within twelve months following the termination of the asset purchase agreement, an acquisition of Matritech is consummated or Matritech enters into a binding agreement providing for an acquisition that is then consummated within the twelve months following the execution of the agreement.

Amendment and Waiver

        The asset purchase agreement may be amended at any time by a writing signed on behalf of Inverness and Matritech.

        At any time prior to the closing of the asset sale, to the extent legally allowed, any party may extend the time for performance, waive any inaccuracies in the representations and warranties or waive compliance with any of the agreements or conditions of the parties, provided that such extension or waiver is set forth in a writing signed on behalf of such party.

Expenses Generally

        All fees and expenses incurred in connection with the asset sale will be paid by the party incurring the fees or expenses, whether or not the asset sale is completed, but Inverness and Matritech will share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, incurred in relation to the printing and filing with the SEC of this proxy statement/prospectus and the registration statement.

PROPOSAL TWO—THE PLAN OF DISSOLUTION PROPOSAL

General

        Matritech is seeking stockholder approval of the plan of dissolution proposal at the special meeting. The plan of dissolution was approved by the Matritech board of directors, subject to stockholder approval, on August 27, 2007. The material features of the plan of dissolution are summarized below. This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the plan of dissolution, which is attached hereto as Annex B. Matritech's stockholders are urged to read the plan of dissolution in its entirety. By approving the plan of dissolution, Matritech's stockholders will be approving the dissolution of Matritech under Section 275 of the Delaware General Corporation Law.

        Although Matritech is proposing that its stockholders approve the plan of dissolution at the same time as the asset sale proposal, the plan of dissolution is an entirely separate transaction from the asset sale. Matritech stockholders may approve the asset sale without regard to the plan of dissolution. If the Matritech stockholders approve the asset sale proposal, Matritech may consummate the asset sale even if its stockholders do not approve the plan of dissolution. Please review the matters referred to under "Risk Factors" beginning on page 25 for a discussion of the risks related to approving the asset sale proposal, but not approving the plan of dissolution proposal.

        Inverness will play no role in the plan of dissolution and has no responsibility for the plan of dissolution. The information contained in this proxy statement/prospectus under the heading "Proposal Two—The Plan of Dissolution Proposal" and all other information in this proxy statement/prospectus relating to the plan of dissolution is the responsibility of Matritech. All such information constitutes part of the proxy statement of Matritech but does not constitute part of the prospectus of Inverness.

Liquidation of Proceeds from the Asset Sale

        Pursuant to the terms of the asset purchase agreement, in exchange for the payment by Inverness to Matritech of shares of Inverness common stock valued at $36 million, upon the closing of the asset sale, Matritech will transfer substantially all of its assets to Inverness and Inverness will assume specified Matritech liabilities. In order to preserve the value of the consideration received in the asset sale, have cash proceeds available to satisfy its obligations to its creditors and, ultimately, make distributions to its stockholders, and fund its operations in dissolution, Matritech intends to sell all of the shares of Inverness common stock that it will receive as consideration for the asset sale as soon as commercially feasible following the closing of the asset sale.

        Pursuant to the asset purchase agreement, Inverness has committed to file a registration statement covering the resale by Matritech of the shares of Inverness common stock issued at the closing of the asset sale within one business day after the closing. It is currently anticipated that this resale registration statement will become effective upon filing. As a result, Matritech expects that it will be able to begin selling the shares of Inverness common stock that it will receive as consideration for the asset sale promptly following the closing of the asset sale. However, the resale registration statement will be automatically effective only if Inverness continues to qualify as a well-known seasoned issuer at the time the registration statement is filed. If at the time of filing Inverness does not qualify as a well-known seasoned issuer, then the registration statement must be declared effective by the SEC, which will occur only after the staff of the SEC has had an opportunity to review and comment on the filing. In such circumstances, the SEC review process could take from several weeks to several months to complete. Further, based on the outstanding number of shares and closing price of Inverness common stock as of November 9, 2007, the number of shares of Inverness common stock that Matritech would receive as consideration for the asset sale would be approximately 1% of the outstanding Inverness common stock, and during the period between March 31, 2007 and September 30, 2007, the average daily trading volume as a percentage of outstanding Inverness common stock was approximately 1%. Therefore, Matritech expects to be able to resell all of the shares of Inverness common stock that it will receive as consideration for the asset sale within a small number of trading days following the closing of the asset sale, subject only to market considerations.

        Notwithstanding Matritech's intention to sell the shares of Inverness common stock that it will receive as consideration for the asset sale promptly following the closing of the asset sale, it is possible that the amount of cash that Matritech will realize upon its sale of those shares of Inverness common stock will be less than the value attributed to the shares of Inverness common stock under the asset purchase agreement. Matritech will incur brokerage or similar commissions and selling expenses in connection with any sale of Inverness common stock, and it estimates that these expenses will be approximately 1% of the sale proceeds, or $360,000, based on assumed sale proceeds of $36 million. Though Matritech expects to be able to sell all of the shares of Inverness common stock it will receive as consideration for the asset sale promptly following the closing of the asset sale, changes in the trading price of Inverness common stock following the closing of the asset sale, possible delays in the effectiveness of the resale registration statement that Inverness will file following the closing of the asset sale, and/or adverse market conditions could hinder or prevent Matritech's ability to lock in the cash value of the consideration for the asset sale. Were this to happen, the amount of cash that Matritech will have available to repay its creditors and, ultimately, make distributions to its stockholders, would be less than the amounts presently estimated. The estimates set forth in this proxy statement/prospectus assume that Matritech will, through prompt sales, be able to convert the Inverness common stock consideration into cash at or close to its value as of the closing of the asset sale. In determining how and when to sell the shares of Inverness common stock that Matritech will receive at the closing of the asset sale, the Matritech board of directors and management will review market conditions and take actions designed to ensure that Matritech, to the greatest extent possible, preserves the value of the stock consideration received from Inverness as Matritech sells those shares in exchange for cash proceeds.

Principal Provisions of the Plan of Dissolution

        Promptly following Matritech's sale of the Inverness common stock received pursuant to the asset purchase agreement at the closing of the asset sale, Matritech expects that it will:

  •
  make required payments to the holders of outstanding secured notes;

  •
  pay the liquidation preference on its outstanding shares of Series A convertible preferred stock;

  •
  pay all outstanding transaction fees and expenses payable to its professional advisors and public accountants upon consummation of the asset sale;

  •
  make required payments to its employees under existing contracts and arrangements, including amounts payable for work prior to the closing of the asset sale, retention bonuses and pursuant to applicable change of control agreements; and then

  •
  file a certificate of dissolution with the Secretary of State of the State of Delaware.

In accordance with the plan of dissolution, Matritech will commence a formal process whereby it will give notice of its dissolution and allow its creditors an opportunity to come forward to make claims for amounts owed to them. Once Matritech has complied with the applicable statutory requirements and either repaid its creditors or reserved amounts for payment to its creditors, including amounts required to cover as-yet unknown or contingent liabilities, Matritech will distribute any remaining amounts less any reserved amounts for the payment of its ongoing expenses, to its common stockholders.

        If the plan of dissolution proposal is approved, the Matritech board of directors will take such actions as it deems, in its absolute discretion, necessary, appropriate or advisable to effect Matritech's dissolution. Likely included in this process are the steps set forth below:

        A certificate of dissolution will be filed with the State of Delaware pursuant to Section 275 of the Delaware General Corporation Law, though the timing of such filing is within the absolute discretion of the Matritech board of directors. Matritech's dissolution will become effective, in accordance with Section 275 of the Delaware General Corporation Law, upon proper filing of the certificate of dissolution with the Secretary of State or upon such later date as may be specified in the certificate of dissolution, which is referred to as the dissolution date, but in no event later than ninety days after the filing. Pursuant to the Delaware General Corporation Law, Matritech will continue to exist for at least three years after the dissolution date or for such longer period as the Delaware Court of Chancery shall direct, for the purpose of prosecuting and defending suits, whether civil, criminal or administrative, by or against it, and enabling Matritech gradually to settle and close its business, to dispose of and convey its property, to discharge its liabilities and to distribute to its stockholders any remaining assets, but not for the purpose of continuing the business for which Matritech was organized. Under the asset purchase agreement, Matritech has agreed to indemnify Inverness for certain matters until March 2012. Matritech's estimates of distributions that may be available to its stockholders through the dissolution process are based on the continued existence of the corporation until this indemnity has expired. Moreover, Matritech will continue after such period for the purpose of any then-pending legal actions.

        From and after the dissolution date, Matritech will not engage in any business activities except to the extent necessary to preserve the value of its assets, wind up its business and affairs, and distribute its assets in accordance with the plan of dissolution and pursuant to Section 278 of the Delaware General Corporation Law.

        The plan of dissolution provides that the Matritech board of directors will liquidate Matritech's remaining assets in accordance with an applicable provision of the Delaware General Corporation Law, including Sections 280 or 281. Without limiting the flexibility of the board of directors, the board of directors may, at its option, cause Matritech to follow the procedures set forth in Sections 280 and 281(a) of the Delaware General Corporation Law, which provide for Matritech to:

  •
  give notice of the dissolution to all persons known to have a claim against Matritech and publish such notice;

  •
  offer to any claimant on a contract whose claim is contingent, conditional or unmatured security in an amount sufficient to provide compensation to the claimant if the claim matures, and petition the Delaware Court of Chancery to determine the amount and form of security sufficient to provide compensation to any such claimant who rejects such offer in accordance with Section 280 of the Delaware General Corporation Law;

  •
  petition the Delaware Court of Chancery to determine the amount and form of security that would be reasonably likely to be sufficient to provide compensation for

  •
  claims that are the subject of pending litigation against Matritech and not barred under Section 280 of the Delaware General Corporation Law,

  •
  claims of contingent creditors who have rejected Matritech's offer of security and

  •
  claims that have not been made known to Matritech at the time of dissolution, but that, based on facts known to Matritech, are likely to arise or become known within five years (or longer, but no more than 10 years, in the discretion of the Delaware Court of Chancery);

  •
  pay all claims made against Matritech and not rejected;

  •
  post all security offered and not rejected and all security ordered by the Delaware Court of Chancery in accordance with Section 280 of the Delaware General Corporation Law; and

  •
  pay or make provision for all other claims that are mature, known and uncontested or finally determined to be owing. In connection with any such proceedings, the Delaware Court of Chancery may appoint a guardian to protect the interests of unknown future claimants.

        Matritech may, from time to time, make liquidating distributions of the remaining cash and assets of Matritech not owed or held as security for creditors or held in reserve, if any, in cash or in kind, to the holders of record of Matritech common stock at the close of business on the dissolution date. Such liquidating distributions, if any, will be made to the holders of Matritech common stock on a pro rata basis; all determinations as to the time for and the amount and kind of distributions will be made by the Matritech board of directors in its absolute discretion, so long as the board of directors does not distribute amounts owed to creditors or required to be held as security for creditors by the Delaware Court of Chancery. No assurances can be given that available cash and cash amounts received in the asset sale will be adequate to provide for Matritech's obligations, liabilities, expenses and claims, or to make any cash distributions to stockholders.

        Matritech will close its stock transfer books and discontinue recording transfers of shares of Matritech common stock on the dissolution date, at which time Matritech common stock, and stock certificates evidencing the shares of Matritech common stock, will not be assignable or transferable on Matritech's books.

        Under the plan of dissolution, the Matritech board of directors may modify, amend or abandon the plan of dissolution, notwithstanding stockholder approval, to the extent permitted by the Delaware General Corporation Law. Matritech will not amend or modify the plan of dissolution under circumstances that would require additional stockholder solicitations under the Delaware General Corporation Law or the federal securities laws without complying with the Delaware General Corporation Law and the federal securities laws. Matritech has no present plans or intentions to modify, amend or abandon the plan of dissolution.

Liquidating Distributions to Stockholders; Nature, Amount and Timing

        Although the Matritech board of directors has not established a firm timetable for any possible distributions to its stockholders if the asset sale is completed and the plan of dissolution proposal is approved by Matritech's stockholders, the Matritech board of directors intends to make any such distributions as promptly as practicable following the closing of the asset sale, subject to the process of dissolution it adopts and contingencies inherent in winding-up Matritech's business, and the establishment of the proper form and amount of reserves to be held by Matritech, and compliance with the notice and approval periods set forth in the Delaware General Corporation Law. As such, it is Matritech's current intention to make an initial cash distribution (out of the proceeds realized by Matritech's sale of the shares of Inverness stock it receives in consideration of the asset sale) to its common stockholders within thirty days after the Delaware Court of Chancery has set an amount that Matritech must hold back as security sufficient to satisfy any of its remaining creditors and claimants and the Matritech board of directors has approved and established in its discretion sufficient reserves. Matritech is unable to determine with certainty when any such distribution might occur, but currently estimates that the earliest this initial distribution to common stockholders could be made is in the third quarter of 2008, or approximately nine months after the closing of the asset sale.

        In determining whether adequate provision is being made for any outstanding liabilities or wind-up costs, the Matritech board of directors may consider a variety of factors. For example, in the case of outstanding disputed or contingent liabilities, considerations may include the estimated maximum amount of the claim and the likelihood that the claim will be resolved in the claimant's favor or that the contingency will occur. These types of determinations will not be made until the time of the proposed distribution. Further, Matritech's ability to make a distribution to common stockholders could be adversely affected if any unanticipated liabilities or claims arise prior to the anticipated distribution. The Matritech board of directors is currently unable to predict the exact amount, nature and timing of any distribution to common stockholders pursuant to the plan of dissolution. The exact amount, nature and timing of all distributions to common stockholders will be determined by the Matritech board of directors and will depend in part upon Matritech's ability to settle its remaining liabilities and obligations not assumed as part of the asset sale.

        Uncertainties as to the amount of Matritech's liabilities make it impossible to predict precisely the aggregate amount, if any, that will ultimately be available for distribution to Matritech's common stockholders. Matritech will continue to incur claims, liabilities and expenses (including operating costs, salaries, income taxes, payroll and local taxes, legal and accounting fees and miscellaneous office expenses) following the closing of the asset sale. These claims, liabilities and expenses will reduce the amount of cash and assets available for ultimate distribution to Matritech's common stockholders. Matritech's management and board of directors currently believe, although no assurances can be given, that available cash and the proceeds from the sale of the Inverness common stock to be received at the closing of the asset sale should be adequate to provide for payment of all of Matritech's liabilities and obligations (including contingent liabilities) and to make cash distributions to Matritech's common stockholders. If such available cash and the proceeds from the sale of the Inverness common stock are not adequate to provide in full for payment of all of Matritech's liabilities and obligations, there will be no distributions to Matritech's common stockholders.

        Based on Matritech's outstanding indebtedness as of the date of this proxy statement/prospectus, Matritech estimates that it will owe approximately $16.3 million (including principal, accrued interest and prepayment premiums) to the holders of its secured promissory notes promptly following the closing of the asset sale. Matritech also expects to owe $0.7 million as a liquidation preference to the holders of its Series A convertible preferred stock as a result of the closing of the asset sale. As of the date of this proxy statement/prospectus, Matritech anticipates that its outstanding liabilities and anticipated reserves after the closing of the asset sale, assuming that Matritech has made the payments described above to the holders of its outstanding secured promissory notes and Series A convertible preferred stock, will be approximately between $7.9 million and $8.5 million. There can be no assurances, however, that Matritech's remaining liabilities upon the closing of the asset sale will not be significantly more than this initial estimate.

        Based on the assumptions set forth below, among others, Matritech estimates that the amount available for distribution to its common stockholders will be approximately between $9.3 million and $12.8 million in the aggregate, or approximately $0.15- $0.20 per share of Matritech common stock. This estimate of the aggregate proceeds that may be available for distribution to Matritech's common stockholders assumes, among other things, that:

  •
  the closing of the asset sale will occur in mid-December 2007;

  •
  Matritech will receive cash proceeds on its sale of Inverness common stock received as consideration for the asset sale (before brokerage or transaction fees incurred to sell and/or reduce the market risk related to the sale of Inverness common stock) equal to at least $36 million;

  •
  there will be no lawsuits filed against Matritech or its officers or directors following the closing of the asset sale;

  •
  the dissolution and wind-up of Matritech will be completed by March 2012;

  •
  the SEC grants Matritech relief from continued filing obligations under the Exchange Act;

  •
  that Matritech will incur brokerage fees of approximately $360,000 to liquidate the shares of Inverness common stock received in the asset sale;

  •
  all unknown or contingent liabilities of Matritech that arise between the date of this proxy statement/prospectus and the date of any final distribution to Matritech's stockholders are resolved for $750,000 in the aggregate;

  •
  the amount of Matritech's anticipated liabilities at the closing of the asset sale will not exceed the estimates contained in the table below; and

  •
  Inverness will not make any claims for indemnification under the asset purchase agreement.

        Any one or more of these assumptions may prove to be wrong, which could reduce the amount available to distribute to Matritech's common stockholders.

        The following table sets forth Matritech's basis for calculating its estimate of the aggregate amount of assets that may be available for distribution to its common stockholders in connection with the dissolution process and plan of dissolution. The following table is based upon the assumptions set forth above and estimates of certain liabilities and is for illustrative purposes only. If the above assumptions or estimates contained therein prove to be incorrect, Matritech's common stockholders may ultimately receive substantially less cash from Matritech or none at all. Matritech does not plan to resolicit stockholder approval for the plan of dissolution even if the value of the assets ultimately distributed to its common stockholders changes significantly from the estimates set forth in this proxy statement/prospectus.

        For purposes of this table, where Matritech has an estimated range of the costs and expenses that it expects to incur in the liquidation and dissolution process, Matritech has included its reasonable, lower-end estimate of those costs and expenses in the right-hand column and its reasonable, higher-end estimate of those costs and expenses in the left-hand column.

Range of Estimated Cash Available for Distribution to Common Stockholders

	Asset Sale Proceeds without Potential Earn- Out Payments, including Higher Liquidation and Dissolution Cost Estimates	Asset Sale Proceeds with Potential Earn- Out Payments, including Lower Liquidation and Dissolution Cost Estimates
	(in thousands except per share numbers)
Estimated value of shares of Inverness common stock received by Matritech in connection with the asset sale(1):	$36,000	$38,000
Estimated cash balance following the closing of the asset sale:	$100	$100
Estimated expenses to be incurred by Matritech in selling shares of Inverness common stock received in the asset sale:
Estimated transaction costs incurred by Matritech in selling the shares of Inverness common stock(2)	$(360)	$(380)
Estimated costs incurred by Matritech in attempting to reduce the risk of adverse market price fluctuations prior to resale of the shares of Inverness common stock(3)	$(900)	$0
Estimated proceeds available for payments to Matritech's creditors and stockholders following sale of the shares of Inverness common stock received in the asset sale:	$34,840	$37,720
Estimated amounts to be paid by Matritech following the closing of the asset sale:
Payments to the holders of Matritech's Series A 15% Secured Convertible Promissory Notes issued on January 13, 2006	$(5,707)	$(5,707)
Payments to the holders of Matritech's Series B 15% Secured Convertible Promissory Notes issued on January 22, 2007	$(5,890)	$(5,890)
Payments to the holders of Matritech's Series C 15% Secured Promissory Notes issued on August 30, 2007	$(4,670)	$(4,670)
Liquidation preference payments to the holders of shares of Matritech's Series A convertible preferred stock	$(716)	$(716)
Accrued employee costs(4)	$(1,000)	$(900)
Change of control agreement costs(5)	$(3,663)	$(3,338)
Legal and other professional fees(6)	$(1,300)	$(1,300)
Estimated taxes due on asset sale(7)	$(500)	$(600)
Estimated operating costs and other costs associated with Matritech's liquidation and dissolution(8)	$(1,300)	$(1,000)
Reserve for unanticipated claims, contingencies and expenses(9)	$(750)	$(750)
Estimated amounts available for distribution to holders of shares of Matritech common stock:
Estimated cash available for distribution to holders of shares of Matritech common stock	$9,344	$12,849
Assumed shares outstanding	62,711	62,711
Estimated per share distribution	$0.15	$0.20

(1)
The amounts shown represent the estimated value of the shares of Inverness common stock that Matritech will receive upon the closing of the asset sale, plus, in the case of the right-hand column, the maximum earn-out payments that Matritech could receive under the asset purchase agreement.

The amounts shown are merely estimates of the value Matritech will receive when it sells the Inverness common stock following the closing of the asset sale, and such stock sales are subject to substantial risk of loss or opportunity for profit. The value that Matritech will receive upon its sale of the shares of Inverness common stock could be significantly higher or lower than the value ascribed to those shares at closing under the asset purchase agreement due to potential differences between the market price of shares of Inverness common stock on the date Matritech sells such shares and the value of the shares as determined under the asset purchase agreement based on the average formula set forth in the asset purchase agreement. Matritech's management does not anticipate being able to alleviate the potential risk that the shares it will receive at the closing of the asset sale will be valued under the asset purchase agreement at a price that is higher than the actual trading price of those shares on the closing date. If this risk materializes, the cash amount that Matritech would realize upon its sale of the shares of Inverness common stock would likely be less than the amounts set forth in the table above. For a discussion of the steps that Matritech may take to alleviate this market risk between the date on which it receives the shares of Inverness common stock and the date on which it is able to sell those shares, see footnote 3 below.

For purposes of this table, Matritech has included only in the right-hand column the maximum $2.0 million additional payment that it may receive from Milano pursuant to the earn-out provisions in the asset purchase agreement, which amount Matritech would only receive if certain post-closing revenue targets are achieved. Even if these earn-out payments are earned, Matritech will not receive any earn-out payments for at least fourteen months after the closing of the asset sale. Further, Milano may, in its sole discretion, elect to make these payments (to the extent that they are earned) in cash or shares of Inverness common stock valued at the time of the payment. If Matritech receives any earn-out payment in shares of Inverness common stock, the risks described above would be equally applicable.

(2)
The amounts represent the estimated brokerage and other costs Matritech anticipates incurring in connection with its sale of the shares of Inverness common stock. These estimates are based on estimates Matritech received from brokerage firms and other advisors with knowledge of costs applicable to high-volume brokered transactions in securities.

(3)
The amounts represent potential expenses Matritech may incur if it engages in hedging transactions to reduce the risk of decreases in the price of the shares of Inverness common stock between the date on which Matritech receives them and the date on which Matritech is able to sell those shares. In the right-hand column, Matritech has assumed that it does not engage in any hedging transactions.

The hedging transactions that Matritech may engage in include purchasing puts, selling calls, selling stock in a single block (typically referred to as a block trade) or other similar transactions. Many factors affect the cost Matritech will incur if it engages in these sorts of hedging transactions including, but not limited to, the size of the position hedged, the market conditions at the time of the hedge, the recent volatility of shares of Inverness common stock, the type of hedge chosen, and competition among providers of these kinds of hedge transactions. These estimates are based on estimates Matritech received from brokerage firms and other advisors with knowledge of costs applicable to block trades and other hedging transactions.

In conjunction with its professional advisors, the Matritech board of directors will assess the market conditions after the closing of the asset sale and the registration of the shares Matritech receives in the asset sale and attempt to balance the risk of loss on sales of Inverness common stock with the opportunity for Matritech to realize a profit on such sales.

(4)
Includes estimated cash payments related to earned but unpaid sales commissions, accrued vacation, accrued payroll, and retention bonuses, as well as deferred cash to employees without change of control agreements pursuant to its management bonus plan, that Matritech will be obligated to pay to its employees as of the estimated closing date of the asset sale.

(5)
Includes estimated amounts owed by Matritech to employees with change of control agreements, which includes deferred cash due under its management bonus plan, pro-rated 2007 bonuses payable upon the closing of the asset sale and/or post-termination benefits and severance. Under the terms of the asset purchase agreement, Matritech is responsible for making deferred cash and bonus payments to all employees party to these agreements and is responsible for any post-termination payments owed to employees who are not hired by Inverness following the asset sale.

Inverness has informed Matritech that it desires to hire three of the ten employees who each have a change of control agreement with Matritech. Presently, none of these employees has accepted employment with Inverness following the asset sale.

The amount set forth in the left-hand column assumes that no Matritech employees with change of control agreements become employees of Inverness following the asset sale. The amount set forth in the right-hand column assumes that one current Matritech employee with a change of control agreement becomes an employee of Inverness following the closing of the asset sale.

For more information on these change of control agreements and the payments potentially owed by Matritech under these agreements, see "Interests of Executive Officers and Directors of Matritech in the Asset Sale" beginning on page 88 of this proxy statement/prospectus.

(6)
Includes estimates of the unpaid legal, accountant and bankers fees that Matritech either has incurred or will incur in connection with consummation of the asset sale.

(7)
The amount of taxes that Matritech estimates it will be required to pay in connection with its consummation of the asset sale is related to the estimated value of the proceeds that Matritech will receive upon consummation of the asset sale and the allocation of taxable income among the jurisdictions in which Matritech believes it will be subject to tax.

(8)
Includes the estimated costs Matritech may pay to a liquidating trustee or consultant engaged to manage the liquidation or dissolution process based on consultation with consultants with expertise in the area of dissolutions. Also includes estimated costs of liquidation and dissolution related legal fees, transfer agent fees, insurance premiums, office-related expenses, tax return preparation fees, SEC filing fees and an estimated reserve for tax audit expenses.

(9)
Consists of an estimated reserve for unanticipated claims, contingencies and related expenses, which includes: $500,000 reserved for potential claims, $200,000 reserved for related legal fees and $50,000 reserved for expenses related to potential claims. Matritech may need to increase or decrease the amount of this estimated reserve depending on the determination of the Delaware Court of Chancery in connection with Matritech's dissolution under the provisions of the Delaware General Corporation Law and the plan of dissolution adopted by the Matritech board of directors. In addition, Matritech may need to increase or decrease the amount of this estimated reserve if it is required to petition the Delaware Court of Chancery to resolve any disputes over the amount or form of security it offers to particular creditors or claimants in connection with presently unanticipated claims, contingencies and related expenses.

Liquidating Trust

        Although no decision has been made, if deemed advisable by the Matritech board of directors for any reason, Matritech may, following the filing of the certificate of dissolution, transfer its assets to a trust established for the benefit of Matritech's stockholders, subject to the claims of Matritech's creditors. Thereafter, these assets will be sold or distributed on terms approved by the trustees. The

Matritech board of directors is authorized to appoint one or more trustees of the liquidating trust and to cause Matritech to enter into a liquidating trust agreement with the trustee(s) on such terms and conditions as may be approved by the Matritech board of directors. Stockholder approval of the plan of dissolution will also constitute approval of any such appointment and any liquidating trust agreement. The formation and use of a liquidating trust may result in tax consequences to Matritech's stockholders. See "Proposal Two—The Plan of Dissolution Proposal—Material United States Federal Income Tax Consequences of the Dissolution" beginning on page 118 of this proxy statement/prospectus.

Indemnification and Plan of Dissolution Expenses

        Under the plan of dissolution, Matritech will continue to indemnify its officers, directors, employees, agents and liquidating trustee, if any, in accordance with its certificate of incorporation, bylaws, any contractual arrangements and applicable law for actions taken in connection with the plan of dissolution and the winding up of Matritech's affairs. Matritech intends to maintain its current directors' and officers' insurance policy through the closing of the asset sale and the date of dissolution and to obtain runoff coverage for at least an additional six years after filing the certificate of dissolution. The Matritech board of directors, in its absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover such indemnification obligations. See "Proposal Two—The Plan of Dissolution Proposal—Matritech's Conduct Following the Dissolution Date."

        In connection with and for the purpose of implementing and assuring completion of the plan of dissolution, Matritech may, in the absolute discretion of its board of directors or its liquidating trustee, pay any brokerage, agency, professional and other fees and expenses of persons rendering services to Matritech in connection with the collection, sale, exchange or other disposition of Matritech's remaining property and assets after the closing of the asset sale and the implementation of the plan of dissolution.

Matritech's Conduct Following the Dissolution Date

        Following the dissolution date, Matritech's activities will be limited to winding up its affairs, taking such actions as may be necessary to preserve the value of its assets and distributing its assets in accordance with the plan of dissolution. Matritech will seek to distribute or liquidate all of its assets in such manner and upon such terms as its board of directors determines to be in the best interests of Matritech's creditors and stockholders.

        The Matritech board of directors and its remaining officers will oversee the dissolution and liquidation for a period of time following the closing of the asset sale. As compensation for the foregoing, Matritech's remaining officers will continue to receive salary and benefits as determined by its board of directors. Matritech also anticipates that members of its board of directors will receive compensation during this period, although the form and amount of such compensation has not been finally determined.

Reporting Requirements

        Whether or not Matritech's plan of dissolution is approved, Matritech has an obligation to continue to comply with the applicable reporting requirements of the Securities Exchange Act of 1934, even if compliance with such reporting requirements is economically burdensome. If the plan of dissolution is approved by Matritech's stockholders, after filing its certificate of dissolution, in order to curtail expenses, Matritech expects to seek relief from the SEC from the reporting requirements under the Exchange Act, but there can be no assurances that such relief will be granted by the SEC.

Listing and Trading of Matritech Common Stock

        Matritech currently intends to close its stock transfer books on the dissolution date and at such time cease recording stock transfers and issuing stock certificates (other than replacement certificates). Accordingly, it is expected that trading in Matritech common stock will cease on such date.

        Matritech common stock trades on the American Stock Exchange. Matritech will notify the American Stock Exchange to cease trading in Matritech common stock on and after the dissolution date.

        Matritech intends to make a public announcement of the anticipated filing date of the certificate of dissolution at least three business days in advance of the filing.

Regulatory Approvals

        No United States federal or state regulatory requirements must be complied with or approvals obtained in connection with the plan of dissolution, other than the requirements of the Delaware General Corporation Law.

Appraisal Rights

        Under Delaware law, Matritech's stockholders are not entitled to appraisal rights for their shares of Matritech common stock in connection with the transactions contemplated by the plan of dissolution or to any similar rights of dissenters under Delaware law.

Material United States Federal Income Tax Consequences of the Dissolution

        The discussion set forth below summarizes the material United States federal income tax consequences to stockholders of Matritech in connection with the dissolution of Matritech pursuant to the plan of dissolution. This discussion is based on the Internal Revenue Code, existing and proposed Treasury regulations thereunder and administrative rulings and court decisions, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or differing interpretation could alter the tax consequences to Matritech and its stockholders described herein.

        This discussion is not a complete description of all the United States federal income tax consequences that may be relevant to Matritech's dissolution. In addition, this discussion does not address all of the tax consequences that may be relevant to particular Matritech stockholders in light of their particular circumstances or to Matritech stockholders that are subject to special tax treatment under United States federal income tax laws, such as stockholders that are, for United States federal income tax purposes:

  •
  dealers or traders in securities;

  •
  persons who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

  •
  persons who are not United States persons;

  •
  entities treated as partnerships or other flow-through entities;

  •
  tax-exempt organizations;

  •
  financial institutions;

  •
  insurance companies;

  •
  persons who hold their shares as part of a hedge, straddle, wash sale, synthetic security, conversion or other risk-reduction or constructive sale transaction;

  •
  persons who acquired their shares in compensatory transactions; and

  •
  persons who do not hold their Matritech stock as a capital asset (generally, an asset held for investment).

        In addition, the following discussion does not address the tax consequences of the dissolution under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the dissolution (whether or not any such transactions are undertaken in connection with the dissolution). None of Matritech, Milano or Inverness has requested, nor will request, a ruling from the Internal Revenue Service with regard to any of the tax consequences of the dissolution.

        EACH MATRITECH STOCKHOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DISSOLUTION, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, IN LIGHT OF THE PARTICULAR CIRCUMSTANCES OF SUCH HOLDER.

Material United States Federal Income Tax Consequences to Matritech and Matritech Stockholders of the Dissolution

        The board of directors of Matritech has adopted a plan of dissolution, which, subject to approval of the Matritech stockholders, provides for liquidation and distribution of Matritech's assets to its stockholders. The plan of dissolution permits, in the board's absolute discretion, the distribution by Matritech of all of its assets (including the Inverness common stock received at closing) to a liquidating trust. The trustee of the liquidating trust would use the assets of the trust to pay the liabilities of Matritech and to wind up its business, and would distribute the remaining net assets of the trust to the stockholders of Matritech in accordance with the provisions of the certificate of incorporation of Matritech.

        In the dissolution, Matritech will recognize gain or loss measured by the difference, if any, between the adjusted tax basis and the fair market value of each asset sold by Matritech or distributed to stockholders. In the dissolution, the principal assets of Matritech will consist of cash and shares of the Inverness common stock, if any, that Matritech has not sold prior to the dissolution. Inverness common stock acquired by Matritech in the asset sale generally will have a tax basis equal to the fair market value of such stock on the closing date of the asset sale (although Inverness common stock, if any, received by Matritech as earn-out consideration in the asset sale will have a tax basis determined under more complex rules). Any difference between the fair market value of a share of Inverness common stock at the time of its sale or distribution by Matritech and Matritech's tax basis in such share will be included in taxable gain or loss realized by Matritech. To the extent that Matritech has net operating losses, it may be able to use some or all of such losses to offset any gain that is recognized in the dissolution.

        Amounts received by Matritech stockholders pursuant to the plan of dissolution will be treated as full payment in exchange for their Matritech stock. A Matritech stockholder's gain or loss on such amounts received will be computed on a "per share" basis. If Matritech makes more than one liquidating distribution, each liquidating distribution will be allocated proportionately to each share of stock owned by a stockholder. The amount of cash and the fair market value of any other property received by a stockholder in each liquidating distribution will be applied against and reduce the stockholder's adjusted tax basis in that stockholder's shares of stock. A stockholder will not recognize any gain with respect to a share until the stockholder has recovered the stockholder's adjusted tax basis for that share. After the adjusted tax basis is recovered, all distributions in excess of such recovered basis will be recognized as taxable gain. Any loss will generally be recognized only when the final distribution from Matritech has been received, which is expected to be in 2012, and then only if the aggregate value of all liquidating distributions with respect to a share is less than the stockholder's adjusted tax basis for that share. This gain or loss will be long-term capital gain or loss if, as of the date of dissolution, the holding period for such stock is more than one year.

        Upon any liquidating distribution of property (other than cash), the stockholder's adjusted tax basis in such property immediately after the distribution will be the fair market value of such property at the time of distribution. The gain or loss realized upon the stockholder's future sale of that property will be measured by the difference between the stockholder's adjusted tax basis in the property and the proceeds of such sale.

        If a liquidating trust is used, the distribution of assets and liabilities of Matritech to the trust would be treated for United States federal income tax purposes as if the assets and liabilities had been distributed to the Matritech stockholders in a liquidating distribution (with the tax consequences described above) and then contributed by them to the trust. The Matritech stockholders would not be required to recognize any additional gain or loss on the deemed contribution of the assets and liabilities to the liquidating trust. The liquidating trust would be treated as a grantor trust for United States federal income tax purposes, and gains or losses realized by the trust in the course of its administration (including gain or loss attributable to the sale of Inverness common stock) would be passed through to the stockholders, who would be taxed on their respective shares of such gains and losses on their own tax returns.

Material United States Federal Income Tax Consequences to Matritech and Matritech Stockholders after the Asset Sale if there is no Dissolution

        If Matritech does not ultimately consummate the dissolution pursuant to the plan of dissolution, it may nevertheless distribute various assets, including but not limited to shares of Inverness common stock, to the Matritech stockholders. If non-liquidating distributions are made, Matritech would recognize gain (but not loss) on such distributions. For Matritech stockholders, non-liquidating distributions would be treated either in whole or in part as dividends taxable at ordinary income rates without regard to the recipients' basis in the Matritech stock, or as partial liquidating distributions eligible for capital gain or loss treatment to Matritech stockholders, or as part of a series of liquidating distributions also eligible for capital gain or loss treatment for Matritech stockholders, depending on the particular circumstances of the distribution and each recipient stockholder. If any such distribution were treated as a dividend, the amount taxable as a dividend would not exceed the current and accumulated earnings and profits of Matritech in the distribution year. The asset sale is expected to generate significant amounts of current earnings and profits in the year in which the asset sale closes.

Federal Backup Withholding

        A Matritech stockholder may be subject, under some circumstances, to backup withholding at a rate of 28% with respect to any amounts (including cash and the fair market value of other assets) received with respect to Matritech stock, unless such stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

        Any amount withheld from a payment to a stockholder under the backup withholding rules is not an additional tax and may be refunded or credited against the stockholder's United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

        THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DISSOLUTION AND DOES NOT PURPORT

TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THIS DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR AVOIDING PENALTIES THAT MAY BE IMPOSED. THIS DISCUSSION WAS WRITTEN TO SUPPORT THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING. MATRITECH STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE DISSOLUTION, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND ANY PROPOSED TAX LAW CHANGES.

Required Vote

        The affirmative vote of the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, is required for the approval of the plan of dissolution.

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE PLAN OF DISSOLUTION.

PROPOSAL THREE—THE NAME CHANGE PROPOSAL

        Subject to the approval of and following the closing of the asset sale, Matritech is seeking stockholder approval for the filing of a certificate of amendment with the Secretary of State of the State of Delaware to amend Matritech's certificate of incorporation to change its name to "MZT Holdings, Inc." Pursuant to the terms of the asset purchase agreement, Matritech is selling substantially all of its assets to Inverness, including the corporate name "Matritech" and all related intellectual property. If the asset sale proposal is not approved or the asset sale is not consummated for any reason, the amendment to Matritech's certificate of incorporation to change Matritech's name will not be filed.

        The change of Matritech's name will not affect the rights of any Matritech stockholder or the validity or transferability of stock certificates currently outstanding. Matritech's stockholders will not be required to surrender or exchange any stock certificates that they currently hold. Matritech will not change its trading symbol if the proposed amendment is approved because Matritech intends to delist from AMEX shortly after filing its certificate of dissolution.

        The full text of the proposed certificate of amendment to change Matritech's name is substantially in the form attached hereto as Annex C.

Required Vote

        The affirmative vote of the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, is required for the approval of the amendment to Matritech's certificate of incorporation to change Matritech's name to MZT Holdings, Inc.

        THE MATRITECH BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE NAME CHANGE PROPOSAL, SUBJECT TO THE APPROVAL OF THE ASSET SALE PROPOSAL AND FOLLOWING THE CLOSING OF THE ASSET SALE.

PROPOSAL FOUR—THE ADJOURNMENT PROPOSAL

        If at the special meeting the number of shares of Matritech stock present or represented and voting in favor of the approval of the asset sale, the plan of dissolution or the name change proposals is insufficient to approve the asset sale, the plan of dissolution or the name change proposals under Delaware law, the Matritech board of directors intends to move to adjourn the special meeting in order to solicit additional proxies in favor of the approval of each of these proposals. In that event, Matritech will ask its stockholders to vote only upon the adjournment proposal, and not the asset sale, the plan of dissolution or the name change proposals.

        If at the special meeting the number of shares of Matritech stock present or represented and voting in favor of the approval of the asset sale proposal is sufficient to approve the asset sale proposal under Delaware law, but the number of shares of Matritech stock present or represented and voting in favor of the approval of the plan of dissolution or the name change proposals is insufficient to approve either or both of those proposals under Delaware law, then the Matritech board of directors intends to hold a vote on the asset sale proposal and each other proposal that shall have garnered sufficient votes to approve that proposal, if any, and then move to adjourn the special meeting as to the remaining proposals in order to solicit additional proxies in favor of the approval of those remaining proposals, if any. Accordingly, Matritech may ask its stockholders to vote at the special meeting only upon some of the proposals described in this proxy statement/prospectus.

        In this proposal, Matritech is asking you to authorize the Matritech board of directors to vote in favor of adjourning the special meeting, and any later adjournments, to a date or dates not later than January 11, 2008, in order to enable Matritech to solicit additional proxies in favor of the approval of the asset sale, the plan of dissolution or the name change proposals. If the stockholders approve the adjournment proposal, the Matritech board of directors could adjourn the special meeting, and any adjourned session of the special meeting, to a date not later than January 11, 2008 and use the additional time to solicit additional proxies in favor of the approval of the asset sale, the plan of dissolution or the name change proposals, including the solicitation of proxies from stockholders that have previously voted against the approval of the asset sale, the plan of dissolution or the name change proposals. Among other things, approval of the adjournment proposal could mean that, even if Matritech had received proxies representing a sufficient number of votes against the approval of the asset sale, the plan of dissolution or the name change proposals to defeat any of these proposals, Matritech could adjourn the special meeting without a vote on the asset sale, the plan of dissolution or the name change proposals for up to 30 days and seek during that period to convince the holders of those shares to change their votes to votes in favor of the approval of the asset sale, the plan of dissolution or the name change proposals.

        The adjournment proposal requires the affirmative vote of the holders of a majority in voting power of Matritech common stock and Series A convertible preferred stock, voting together as a single class, present, either in person or by proxy, and entitled to vote at the special meeting. Abstentions from voting on the adjournment proposal will have the same effect as a vote against the adjournment proposal. Broker non-votes will have no effect on the outcome of the vote on the adjournment proposal. No proxy that is specifically marked "AGAINST" approval of the asset sale, the plan of dissolution or the name change proposals will be voted in favor of the adjournment proposal, unless it is specifically marked "FOR" the adjournment proposal.

        The board of directors believes that if the voting power of Matritech common stock and Series A convertible preferred stock, voting together as a single class, present or represented by proxy at the special meeting and voting in favor of the approval of the asset sale, the plan of dissolution or the name change proposals is insufficient to approve the asset sale, the plan of dissolution or the name change proposals, it is in the best interests of the stockholders of Matritech to enable Matritech, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of approval of the asset sale, the plan of dissolution or the name change proposals to bring about its approval.

        THE MATRITECH BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ADJOURNMENT PROPOSAL.

 INFORMATION ABOUT MATRITECH

        The use of "we," "us" or "our" under this caption refers to Matritech.

        The following description of our business represents Matritech's ongoing operations prior to the asset sale which is the subject of this proxy statement/prospectus. If the asset sale is approved by Matritech's stockholders, under the asset purchase agreement, our operations will cease and will be assumed by Inverness.

Overview

        Matritech, Inc. is a biotechnology company principally engaged in the development, manufacture, marketing, distribution and licensing of cancer diagnostic technologies and products. We have been focused primarily on the early detection of various types of cancer because treatment options may be greater and/or more successful and treatment costs may be lower when tumors are detected in their early stages. Our revenues are derived primarily from product sales.

        The products we have developed are based on our proprietary nuclear matrix protein (which we refer to as NMP) technology. The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. Our research has focused on differences in the types and amounts of proteins found in the tissue, blood and urine of patients with and without cancer. We design our products to detect these differences and to provide medically useful information to physicians throughout their screening, diagnosis and treatment activities.

        Our two products, the NMP22 Lab Test Kit and NMP22 BladderChek Test, sales of which represented approximately 86% and 91% of our total revenue for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively, are designed to detect the presence of a specific protein marker in urine correlated with the presence of bladder cancer. On four separate occasions, the FDA has approved one of these products for detecting the recurrence of or aiding in the initial diagnosis of bladder cancer. Our sales of the NMP22 BladderChek Test are concentrated in the United States and Germany, where our own sales forces sell the NMP22 BladderChek Test directly to prescribing physicians. The NMP22 Lab Test Kit is sold to clinical laboratories by distributors and by our sales force in Germany.

        We have discovered other proteins associated with cervical, breast, prostate, and colon cancer. Our German subsidiary, Matritech GmbH, also sells allergy and other diagnostic products manufactured by others.

Cancer Diagnostic Market

        The principal role of a diagnostic product is to provide information that physicians or patients find useful in managing a patient's health. Whether testing urine, blood, tissue or the entire body, the results of a diagnostic product or procedure include information that may assist physicians in making a diagnosis or in guiding therapeutic choices. The products of our own research and development are intended to indicate the elevated risks of cancer at early stages when treatment options may be greater and/or more successful and treatment costs may be lower.

        The cancer diagnostic markets can be measured at two different levels: the patient or insurer payments for test results generated by diagnostic products (which we refer to as Patient Market) and the payments made by physicians or laboratories for the diagnostic products themselves (which we refer to as Product Market). Generally laboratories and physicians performing tests in their offices receive patient or insurer payments in the Patient Market and buy the products needed to perform these tests from device manufacturers such as Matritech.

Cancer Diagnostic Product Development

Summary of Matritech's Product Development Programs

        As disclosed in a current report on Form 8-K filed on October 30, 2007, in a series of cost-reduction measures, Matritech terminated most of its research and development staff and is no longer pursuing further development or submission on any of its research and development programs. The following table summarizes some of the important aspects of each of Matritech's historical product development programs. The information in the table is qualified by the more expansive and detailed sections following the table.

Program	Technology Format	Clinical Application	Stage of Development	FDA Review Status	Principal FDA Approved Competitive Products(1)	Major Commercialization Arrangements(2)
NMP22 Bladder	Lab Test Kit	Monitoring	Commercialized	Approved (1996)	UroVysion	(1) Matritech direct marketing—Germany (2) Wampole Laboratories—U.S.—Distributor
NMP22 Bladder	Lab Test Kit	Diagnosis	Commercialized	Approved (2000)	UroVysion	(1) Matritech direct marketing—Germany (2) Wampole Laboratories—U.S.—Distributor (3) Konica Minolta—JapanDistributor
NMP22 Bladder	BladderChek Point-Of-Care Test	Monitoring	Commercialized	Cleared (2002)	BTA Stat	(1) Matritech direct marketing—U.S. and Germany (2) Distributors—Other Territories
NMP22 Bladder	BladderChek Point-Of-Care Test	Diagnosis	Commercialized	Approved (2003)	None	(1) Matritech direct marketing—U.S. and Germany (2) Medical and Biological Laboratories—Japan (3) Other Distributors—Other Territories
NMP22 Bladder	BladderChek Point-of-Care Test	Over-the-Counter Non-prescription	Investigation of market opportunity	* Not submitted	None	(1) Inverness Medical Innovations, Inc.—U.S.
NMP179 Cervical	Automated Cellular Analysis System	Screening	Inactive	* Not submitted	Imaging Directed Cytology™ (Cytyc) Focal Point™ Slide Verifier (TriPath Imaging)	None (Agreement with Sysmex terminated as of September 26, 2007)
NMP66 Breast	To be determined	Not Determined	Inactive	*, ** Not submitted	Mammography, TRUQUANT® BR RIA CA27.29, CA15.3	(1) Mitsubishi Kagaku Iastron.—Japan
NMP48 Prostate	To be determined	Not Determined	Inactive	* Not submitted	PSA	None
NMP35 Colon	None	Not Determined	Inactive	*, ** Not submitted	CEA, CA19.9	None

*
If submitted for a screening or diagnosis application, FDA will require premarket approval. If submitted as a monitoring test, FDA may only require premarket clearance (also known as 510(k) clearance).

**
If offered (as intended) as a service, a FDA submission may not be required. If the service includes a reagent such as an antibody provided by a party other than the laboratory conducting the test, the FDA will likely require an Analyte Specific Reagent notification at a minimum.

1
Each competitive product may compete for use in each indication for our NMP products, not simply those specifically listed in a category. Those listed for each category represent the competitive products most directly comparable in technology or clinical use for the given indication.

2
Distributors not listed under major commercialization arrangements have paid less than $50,000 in upfront fees, do not have cumulative sales in excess of $500,000 and do not have rights other than those of a conventional distributor.

Technology—Nuclear Matrix Protein Markers

        The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, helps organize active genes in the nucleus. In this way, the nuclear matrix plays a fundamental role in determining cell type and cell function. Although the specific mechanisms of action are not yet fully understood, our scientists and independent scientists have demonstrated that there are differences in the types and amounts of nuclear matrix proteins found in cancerous and normal tissues and also among different types of normal cells. These differences create opportunities to develop tests which may be correlated with cancer for a certain organ or type of tissue, thus providing greater information to physicians and patients. Independent academic investigators have reported, in papers published in scientific journals, the cell type specificity of nuclear matrix proteins specific to bone, kidney, prostate, breast and colon cancer tissues. We have also demonstrated that cell death, including cell death related to early tumor development, results in the release of nuclear matrix proteins into bodily fluids. As a result, elevated levels of certain nuclear matrix proteins have been found in the bodily fluids of cancer patients. We are not aware of any other cancer protein, or class of proteins, which exhibit this level of clinical specificity and sensitivity.

        We licensed our original nuclear matrix protein technology exclusively from the Massachusetts Institute of Technology and most of these licensed patents expired in 2006. We do not believe the expiration of those licensed patents will have any significant impact on our current product line or any research and development programs we might pursue in the future. In the last nine years, we have made additional discoveries related to nuclear matrix proteins and other useful proteins and have obtained 14 additional U.S. patents which expire on various dates ranging from 2011 to 2020. U.S. patents relating to our NMP22 product line have scheduled expiration dates through 2015.

        Mass spectrometry has been an important tool for discovering potentially useful diagnostic proteins. Mass spectrometry (both research mass spectrometry and high-throughput mass spectrometry) activates proteins (both nuclear matrix proteins and others) from a specially prepared serum or urine sample and detects the molecular weight of those proteins present by measuring the time it takes for them to reach a detector in the instrument. This technology enables us to characterize useful proteins by their molecular weight and then begin the process of identifying and isolating them and developing antibodies to the most useful of those identified.

        Developing products from promising proteins (nuclear matrix proteins as well as others) discovered using our original two-dimensional gel procedure and, more recently, mass spectrometry has invariably involved serious reproducibility problems. In our early history, independent research scientists using the methods disclosed in our patents and two-dimensional gels reported different cancer-related nuclear matrix proteins than our own scientists. In recent years, we, as well as other scientists using the procedures and equipment provided by mass spectrometry manufacturers, generated different test results than earlier stage research. Until October 2007, we continued efforts to prepare samples according to a reproducible and controlled protocol because we believed this was a critical technical step required to eliminate substances that may interfere with the detection of targeted proteins and the utility of mass spectrometry data reports. We believe that our experience in reducing variability and making reproducible, controlled tests and test protocols was an important strength. However, as has been the case in the development of all our products, in conducting our historical development efforts, we expected to encounter technical challenges during product development that we would need to overcome in order to achieve the reproducibility needed to provide medically useful products.

        Medically useful products derive their value from the medical or clinical utility of the information generated, not from their technology base or their performance in discovery research. Therefore, our physician customers will base their long-term purchasing decisions on the clinical information provided by our products and whether that information helps them make medical decisions.

        One of the most important roles of the FDA is to require manufacturers like us to conduct reproducible and controlled clinical trials to demonstrate that our products generate information which is, among other things, limited in variability from one lab to another and likely to be of value to physicians. While minimally invasive laboratory tests like ours can reduce the need for more invasive or expensive procedures, the information they provide, just like that from the more expensive and invasive tests, is not perfect.

        Ideally, the results from any medical test should be both sensitive and specific. Clinical sensitivity refers to the percentage of cases in which the assay correctly identifies the presence of disease. Clinical specificity refers to the percentage of cases in which the assay correctly identifies the absence of disease. Clinical sensitivity and specificity percentages reported from FDA applications as well as other studies and trials may not be directly comparable, as results may be affected by laboratory-to-laboratory variation, differences in specimen handling, the number of subjects studied, variability in the stages of disease present in the subject population and the demographic composition of the subject population, among other factors. Nonetheless, the data described above (not the data reported during our discovery phase) are the only basis upon which physicians can initially appraise the clinical value of a test.

        However, it should also be understood that there is no "gold standard" with regard to such information, and the perceived value of this clinical information (even if generated by an FDA-approved study protocol) is likely to differ from physician to physician and must ultimately be judged useful by the physician himself or herself (not by the FDA) to have long term use in his or her practice.

Technology—Product and Service Formats

        Each "product" or "service" format for our technology provides or could provide testing technology at a modest cost that can be used on blood, urine or other specimens obtained with minimal invasion into the body. These types of tests would generally be less expensive and involve less patient discomfort than other invasive procedures for detecting and managing cancer, such as biopsy, surgery, bone scans and other in vivo imaging procedures. As discussed below, each test format uses our technology in different ways to generate useful information.

  Product Formats

        Point-Of-Care Tests, such as our NMP22 BladderChek Test for bladder cancer, generally are sold for use in a physician's office by personnel who are not required to be licensed to perform laboratory tests. Our point-of-care test is similar to qualitative urine-based pregnancy test devices and blood-based glucose test strips sold in pharmacies; however our NMP22 BladderChek Test is currently sold for use only by, or on the order of, physicians. Our point-of-care test generates the highest revenue per test for us, and enables physicians to earn money each time they perform a test.

        Lab test kits, such as our NMP22 Lab Test Kit, are generally sold for use in appropriately licensed clinical laboratories or doctors' office laboratories to perform lab testing services. These laboratories perform a service, only upon a treating physician's request, using our products to test patient specimens. After testing, the laboratory provides test results from the lab test kit to the treating physician in a written report. In the U.S., until 2003 when we began to market and sell our NMP22 BladderChek Test, the principal product format for delivering our bladder cancer technology was the NMP22 Lab Test Kit. Our revenue per test for NMP22 Lab Test Kits is less than for our NMP22

BladderChek Tests, but the laboratory using our product reaches treating physicians who are required to or prefer to send their specimens to an outside lab facility, thus creating an additional market for us.

        Cellular Analysis Systems, such as the cervical cancer system previously under development by Sysmex, can employ our technologies to identify markers such as the NMP179 protein in cells. Such systems could utilize imaging analysis techniques to detect abnormal cells by examining thousands of cells in a short period of time ("flow cytometry") to detect abnormal cell proteins indicating the presence of cancerous or precancerous conditions. If aberrations from normal are found, the cells can be further examined visually by a pathologist to make the actual diagnosis of disease. Systems like these rely on reagents as a critical component to enhance instrument performance. On September 28, 2007, we announced that we and Sysmex mutually agreed to terminate the agreement under which Sysmex was granted an exclusive worldwide license for the use of our NMP179 cervical cancer technology for automated, non-slide-based laboratory instruments. All rights licensed in the agreement with Sysmex reverted to us as of the date of the termination.

  Service Format

        Proprietary laboratory procedures, which is a format we historically considered using in certain settings to introduce our breast cancer and prostate cancer technologies, are laboratory analytical procedures custom designed to the instrumentation and techniques of a specific clinical laboratory to measure clinically useful proteins. If used, proprietary laboratory procedures are likely to be confined to a limited number of licensed clinical laboratories, which would be expected to invest in the development and marketing of a lab testing service specific to their equipment, processes and personnel. If we were to develop this type of procedure in compliance with appropriate regulations, we might not require FDA approval of the proprietary laboratory procedures prior to launch. Even if we were to develop these sorts of procedures, we would not expect these proprietary laboratory procedures to be profitable for us; instead these proprietary laboratory procedures might help us gain early market exposure and enable physicians and laboratories to gain preliminary clinical experience with our technologies prior to our introducing lab test kits or point-of-care tests.

        Historically, after we developed a product or service, we validated the information it generated in one or more clinical trials. These activities were designed to confirm the most appropriate and useful ways to use the data generated by our products and services to help physicians diagnose and manage disease. As indicated by our NMP22 products, different clinical applications require different FDA approvals. While our NMP22 technology has demonstrated an ability to generate information useful in more than one indication, the demonstrated success in one indication will not necessarily ensure success in another. The differences in the proteins we are working with, combined with the variability in the disease we are targeting and the performance of other diagnostic technologies, make the process of developing a commercially viable product or service subject to numerous uncertainties that can only be overcome by large, successful clinical trial studies. In our efforts to develop products and services, we typically pursued development of a claim for aiding in the diagnosis of the disease for patients who have no prior history of the disease and a claim for monitoring the course of the disease. It has been our experience that the order in which these claims are developed may be different for each product.

Commercial Products

NMP22 Bladder Cancer Program

        Our first program to reach commercialization is a product line of diagnostic devices to detect bladder cancer. This program employs discoveries made by our scientists that detect the presence of a protein and its fragments (which we refer to as NMP22) in the urine of bladder cancer patients which are generally present at much lower levels or absent from the urine of individuals who are disease free.

        Our NMP22 program has created two complementary products designed to detect bladder cancer—the point-of-care NMP22 BladderChek Test and our NMP22 Lab Test Kit—each of which has been approved by the FDA to provide medically useful information for both diagnosing and monitoring bladder cancer.

        We have directed our selling efforts to the United States and Germany because we believe those countries provide major revenue opportunities for us in four different, but related categories of patient needs.

Urologist Market

        To accelerate product adoption of our NMP22 BladderChek Test in the United States and Germany, we have established our own sales forces which have been principally focused on selling the product directly to urologists. This direct selling activity to urologists began in Germany in the summer of 2001 and in the United States in November 2003. The NMP22 BladderChek Test is sold to urologists and can be performed in the doctor's office during patient visits. This test generates income for the urologist from the patient or the patients' insurer. Our NMP22 Lab Test Kit, which is sold by our sales force in Germany and by distributors in the United States and elsewhere, is distributed principally to clinical laboratories. These laboratories perform our proprietary bladder cancer detection test pursuant to a physician's order and they are typically the sole recipient of any reimbursement provided by the patient or the patient's insurer.

        Results from clinical trials are an important way to demonstrate the performance and clinical utility of a new diagnostic test to physicians.

Primary Care Market

        As our NMP22 products become more widely accepted by urologists, we believe that their growing use will influence use of the NMP22 BladderChek Test by gynecologists and primary care physicians. Our early experience in the German marketplace has demonstrated that German gynecologists have an interest in a test providing better cancer detection, particularly for those individuals with traditional bladder cancer symptoms such as microscopic blood in the urine (also known as microscopic hematuria) and risk factors such as a history of smoking, dangerous occupations or other factors. The American Urological Association recommends that an appropriate renal or urologic evaluation be performed in all patients with microscopic hematuria who are at risk for urologic disease or primary renal disease. We believe that such an evaluation could include a urine-based test using one of our NMP22 products. We began selling the NMP22 BladderChek Test to gynecologists in Germany during the summer of 2005 and increased our sales to them in 2006 and the first nine months of 2007. We have also conducted a pilot program to sell the test to family practice physicians in Germany.

        Point-of-Care NMP22 BladderChek Test.    Approximately 87% of our NMP22 product sales in the third quarter of 2007 came from our NMP22 BladderChek Test. In this point-of-care format, the reagents that identify the NMP22 marker are configured in a device similar to a urine-based home pregnancy test and detect the NMP22 marker in patient urine specimens. Because the device delivers a test result in about 30 minutes, physicians or the staff in their offices can perform the NMP22 BladderChek Test during a patient's visit. In addition, in contrast to laboratory testing, the physician earns income by using the product to provide medical information (a test result) which is paid for by patients or their insurers.

        Approach to Market:    In the United States and Germany, we sell our NMP22 BladderChek Test directly to physicians. We began selling directly to physicians in Germany in 2001 and began selling directly to physicians in the United States in November 2003.

        In Germany the cost of our NMP22 BladderChek Test is not reimbursed by the national or regional health plans but is instead paid for directly by private supplemental insurance that some people carry (or, in some instances, by the patient). In the United States, the NMP22 BladderChek Test is reimbursed by all 50 state Medicare insurers and, we believe, by a majority of private insurers.

        We have NMP22 BladderChek Test distribution agreements in certain other parts of the world.

        NMP22 Lab Test Kit for Bladder Cancer.    Our first product, the NMP22 Lab Test Kit for bladder cancer, uses our proprietary reagents to detect the NMP22 marker in a semi-automated 96-well microtiter plate format used by licensed clinical laboratories to test urine specimens. Excluding the time to transport the specimen to the lab and the time to deliver the test report to the physician, the test provides a completed result in about four hours. With the NMP22 Lab Test Kit, the laboratories typically receive a fee directly from the patient or his insurer.

        Approach to Market:    Currently, Wampole Laboratories, Inc., a subsidiary of Inverness, sells the NMP22 Lab Test Kit in the United States and our German subsidiary sells the NMP22 Lab Test Kit directly to hospital, clinic and physician office laboratories in Germany and to distributors in other parts of Europe.

        In Germany, the cost of diagnostic test services using our NMP22 Lab Test Kit is not reimbursed by national or regional health plans, but is instead paid for directly by private supplemental insurance that some people carry (or, in some instances, by the patient). In the United States, such cost is reimbursed by all 50 state Medicare insurers and, we believe, by a majority of the private insurers.

        We have several NMP22 Lab Test Kit product distribution arrangements in certain other parts of the world.

        Fully-Automated Format of NMP22 Lab Test Kit:    In 2001, we entered into an eight-year, non-exclusive product supply and marketing agreement with Diagnostic Products Corporation enabling Diagnostic Products Corporation to develop and market an automated format of our NMP22 Lab Test Kit. We terminated this agreement effective December 31, 2005.

  Other Commercial Diagnostic Products.

        Our German subsidiary distributes allergy and other diagnostic testing products for several primary manufacturers. Until September 30, 2005, the most significant of these distribution agreements was an eight year agreement with Hitachi Chemical Diagnostics. In 2005 we provided notice of non-renewal of the Hitachi agreement and after its effective date of termination, our German subsidiary began selling competing allergy products manufactured by another company. We expect sales of these allergy products by our German subsidiary to continue for at least the remainder of 2007.

Research and Development Programs

        On October 30, 2007, in a series of cost-reduction measures, we announced the termination of most of our research and development staff and we are no longer pursuing further development or submission on any of our research and development programs. Our primary research focus has been on the identification of proteins in the body that are associated with or created by cancerous processes and that, when measured, can provide useful medical information to physicians. Previously, our research focused on discovering the characteristics of these substances using low-throughput research mass spectrometry. Because the cost of research mass spectrometry technology was determined to be too high to create commercially viable products or services, in the last three years we focused our research on applying high-throughput mass spectrometry methods to measure the proteins characterized as clinical candidates during discovery research and to improving the controls and reproducibility of our mass spectrometry technology. In addition, from 2003 through October 30, 2007, we worked on programs to adapt immunoassay based technology to measure these proteins, particularly NMP66 proteins.

  Cervical Cancer Program

        Our scientists have identified a nuclear matrix protein associated with cervical cancer and cervical precancerous conditions (which we refer to as NMP179). Traditional cervical cancer testing (often referred to as "Pap smear" testing) uses specialized medical technologists ("cytotechnologists" or "cytotechs") to analyze cervical cells visually using a microscope and to refer to pathologists those specimens needing further examination to diagnose disease. Our NMP179 technology was developed to reduce the time and increase the accuracy of identifying those cervical cells which need further visual inspection by a pathologist. We conducted three preclinical studies comparing the accuracy of Pap smear testing using this protein to testing without it.

        In 2002, we granted an exclusive worldwide license for the use of our NMP179 technology for automated, non-slide-based laboratory instruments to Sysmex Corporation. As a part of this transaction, Sysmex purchased shares of our common stock at a premium, agreed to pay us milestone payments based on reaching certain research and product development goals, committed to make minimum quarterly payments to support our research, contracted to purchase all NMP179 reagents from us and pay us a royalty on all reagent sales related to their cervical cancer screening system. On September 28, 2007, we announced that we and Sysmex mutually agreed to terminate the agreement under which Sysmex was granted an exclusive worldwide license for the use of our NMP179 cervical cancer technology for automated, non-slide-based laboratory instruments. All rights licensed in the agreement with Sysmex reverted to us as of the date of the termination.

  Breast Cancer Program

        In 1999, our scientists, using a research configured, low-throughput mass spectrometer instrument ("research mass spectrometry"), discovered some characteristics of a distinct set of proteins (which we refer to as NMP66) in the blood of breast cancer patients that were generally not present in the blood of women without known breast malignancy. We believe that measurement of certain NMP66 proteins and/or nucleic acids associated with the NMP66 protein complex may enable physicians to obtain breast cancer diagnostic information that is more accurate than the blood testing services that are currently available and could complement and supplement mammography. Until October 2007, our development goal had been to complete sample preparation and testing methods including high-throughput mass spectrometers, reverse transcriptase polymerase chain reaction and conventional immunoassay techniques that we believed would be more reproducible, controlled and cost effective than the research methods used to make the initial discovery. During 2006, we found that some immunoassays we developed were sensitive, others were specific but no one assay achieved acceptable levels of both. We are no longer pursuing further development or submission on any of our research and development programs.

        In 2003, we entered into an amended agreement with Mitsubishi Kagaku Iastron, Inc. whereby they or their designees would serve as our Japanese clinical laboratory partner for further validation of our NMP66 technology and development of a proprietary laboratory procedure using some of the technology described in the preceding paragraph. Pursuant to this agreement, we may negotiate with Mitsubishi for distribution rights for the Japanese market for products and services incorporating the NMP66 technology.

        As part of our breast cancer program, we collected over 800 blood specimens according to an Institutional Review Board (which we refer to as IRB) approved protocol for use in generating reproducible and controlled clinical data. Like all blood-based research specimens we hold, these specimens have been stored in freezers at -80 degrees Celsius since they were collected and could be available for immediate evaluation if appropriate tests were developed. We believe these specimens would be suitable for use as part of a submission to the FDA for regulatory approval either by us, if we were to reinstate our research and development efforts related to our breast cancer program, or by a successor-in-interest to our breast cancer program.

Marketing and Sales

        Distribution of diagnostic tests poses challenging sales and marketing issues to test developers and manufacturers, especially for new tests measuring proteins heretofore not widely used. These challenges arise because the purchasers of diagnostic lab test kits (i.e., the clinical laboratories) are not typically the orderers of the test (i.e., the treating physicians). Usually laboratories will purchase a new test only after treating physicians start to order the test. However, tests which are purchased by physician office laboratories (where the ordering physician owns all or part of the purchasing laboratory) or devices which can be sold directly to the treating physician (like our NMP22 BladderChek Test) are less encumbered by these challenges, because the purchase by a treating physician requires no involvement by a clinical laboratory.

        We believe that in major cancer diagnostic product markets such as the U.S. and Germany, a dedicated sales force is more effective at product introduction than distributors in influencing physicians to make a new diagnostic test part of a physician's standard of care. Our prior experiences with distributors in these markets and others have confirmed the value of our own dedicated sales force. Our German subsidiary has a direct sales force that is devoted principally to selling both our NMP22 products in Germany to urologists, gynecologists and laboratories while our U.S. sales force has been focused on developing greater demand for our NMP22 BladderChek Test among urologists.

        Notwithstanding our direct sales efforts, we also rely on distributors to sell our products. Our U.S. distribution partner, Wampole, distributes our NMP22 Lab Test Kit to hospitals and commercial laboratories within the United States. Our German subsidiary's direct sales force is responsible for sales of our NMP22 Lab Test Kit in Germany and its management oversees the distribution of all NMP22 products to distributors in European countries other than Germany. We currently have sixteen NMP22 BladderChek Test distributors worldwide.

        In November 1994, we entered into a supply and distribution agreement with Konica Corporation (now Konica Minolta Medical & Graphic, Inc.) granting Konica the exclusive right to sell the NMP22 Lab Test Kit in Japan. The term of this agreement was originally six years from the date of Japanese regulatory approval and was amended and restated in December 2001, to extend the term for additional two year periods until timely notice of termination is given by either party.

        In March 2002, we entered into a supply and distribution agreement with MBL granting MBL the exclusive right in Japan to sell the NMP22 BladderChek Test. Under the agreement, MBL is responsible for conducting clinical trials and securing the necessary regulatory approvals in Japan. MBL received regulatory approval and commenced sales of the NMP22 BladderChek Test during the summer of 2005.

        In November 2002, we entered into an exclusive license and supply agreement with Sysmex, which granted Sysmex the use of our NMP179 technology for automated non-slide-based laboratory instruments. Under the terms of the agreement, Sysmex purchased shares of our common stock at a premium of approximately $500,000, which amount we were recognizing as revenue over the fourteen-year term of the related patents. On September 28, 2007, we announced that we and Sysmex mutually agreed to terminate the agreement under which Sysmex was granted an exclusive worldwide license for the use of our NMP179 cervical cancer technology for automated, non-slide-based laboratory instruments. All rights licensed in the agreement with Sysmex reverted to us as of the date of the termination. As a result of the termination of this agreement, we recognized the remaining balance of this payment during the third quarter of 2007.

        In March 2003, we entered into a collaboration and commercialization agreement with Mitsubishi whereby they or their designees will serve as our Japanese clinical laboratory partner for further validation of our NMP66 technology and pursuant to which we may negotiate the terms for distribution rights for the Japanese market for products and services incorporating our NMP66 technology.

        In November 2006, we executed a five-year distribution agreement with Inverness whereby we appointed Inverness as our exclusive distributor for the non-prescription, over-the-counter, sale of our NMP22 BladderChek Test in the United States. Under the distribution agreement, we agreed to secure all necessary regulatory approvals for the marketing and sale of the NMP22 BladderChek Test in the non-prescription over-the-counter market in the United States and to be responsible for the conduct of necessary clinical trials and submission of all regulatory filings with the FDA or elsewhere. Inverness agreed to pay the cost of clinical trials above a set floor amount and to otherwise cooperate with us in efforts to secure regulatory approval. We expect to collaborate with Inverness in assessing the market opportunity, with a goal of submitting a regulatory filing seeking FDA approval to distribute and sell the test as a non-prescription or over-the-counter test. Inverness' or its affiliates' commencement of distribution of the test in the over-the-counter market is subject to receipt of FDA approval and there is no guarantee that clinical trials we conduct will support a non-prescription, over-the-counter use of the NMP22 BladderChek Test, that we will be able to secure FDA approval for sale in that market or that Inverness or its affiliates will ever commence sale of the NMP22 BladderChek Test in that market.

        No customer accounted for more than 5% of our total revenues in fiscal 2004, 2005, 2006 or the first nine months of 2007.

Foreign Operations

        In 2000, we acquired all of the outstanding shares of capital stock of Gesellschaft fur Allergie, Diagnostika und Laborkonzepte, now called Matritech GmbH, a European distributor of diagnostic testing products, including our NMP22 Lab Test Kit. Matritech GmbH is located in Freiburg, Germany. We refer to Matritech GmbH as "our German subsidiary" in this document.

        During 2004, 2005 and 2006, 33%, 38% and 33%, respectively, of our total product sales were from customers in the United States and 67%, 62% and 67% respectively, were from customers in foreign countries. Product sales generated outside the United States during 2004, 2005, 2006 and the first nine months of 2007 were primarily in Europe.

        At December 31, 2006, approximately 24% of our total assets were located at our German subsidiary, and for fiscal year 2006, approximately 59% of our revenue and 24% of our expenses, including cost of product sales were related to our European operations.

Third-Party Reimbursement

        Our ability to successfully commercialize our products depends in part on the extent to which reimbursement is available from government health administration authorities, private health insurers and other third-party payors. We believe that FDA approval of a diagnostic product facilitates third-party reimbursement for the testing service based on that diagnostic product, but reimbursement for testing services based on FDA approved products may not be available or, if available, may be inadequate.

        In the case of private insurance, the reimbursement of any medical test, whether it is FDA approved or for investigational or research use only, is at the sole discretion of a patient's individual carrier. The decision to reimburse can be made on a case-by-case basis (as is done for research therapies) or on a system-wide basis (such as screening mammography). Historically, the decision to reimburse the cost of a new medical procedure or test is made by an insurance carrier's medical director or review committee. This group will base its reimbursement decision on published clinical data and information provided by treating physicians. Even if a procedure has been approved for reimbursement, the insurance carrier may elect at any time in the future to discontinue reimbursement for the procedure.

        Health care reform is an area of continuing national and international attention and a priority of many government officials. Health care policies and regulations may impose limitations on the prices we are able to charge now and in the future in the United States and elsewhere for our products or the amount of reimbursement available for tests based on our products from government agencies or third-party payors.

        Currently, we believe that U.S. laboratories performing NMP22 tests using our NMP22 Lab Test Kit and physicians performing such tests using our NMP22 BladderChek Test are being reimbursed by most insurance carriers, including the carriers managing Medicare reimbursement programs. However, as with all new medical products, reimbursement is not universal, and we are working, on a case-by-case basis, with individual physicians and laboratories to obtain reimbursement where requested. In Germany we believe that most patients receiving a test result from either the NMP22 Lab Test Kit or our NMP22 BladderChek Test are not reimbursed by insurance carriers or federal healthcare reimbursement programs and are paying for the test themselves (or in some instances by private supplemental insurance that many people carry).

Manufacturing and Facilities

        We currently assemble our NMP22 Lab Test Kits in a portion of our 22,500 square-foot facility in Newton, Massachusetts and rely on subcontractors for certain components and processes for these test kits. Our NMP22 BladderChek Test is manufactured by a supplier experienced in the assembly of point-of-care tests and we complete the final packaging of the NMP22 BladderChek Test at our Newton facility. We are subject to the FDA's Good Manufacturing Practice requirements. Our lease for our Newton facility requires annual base rental payments of $414,360 and expires on December 31, 2010. We have an option to extend the lease for an additional five years at a base rent to be agreed upon with the lessor consistent with market rates in 2010.

        We have retained all manufacturing rights for our products and products under development, except for (1) rights that could be granted to Konica, our NMP22 Lab Test Kit distribution partner in Japan, if we fail to perform under our agreement with Konica and (2) rights that could be exercised by SDS Capital Group SPC, Ltd., as collateral agent, which holds a security interest in and contingent license related to our NMP22 product line as a result of our January 2006, January 2007 and August 2007 financing transactions.

        We currently rely on certain sole suppliers for certain key components for our NMP22 Lab Test Kit and our NMP22 BladderChek Test. In the event that these suppliers are unable to supply these components or assemblies for any reason, we would seek alternative sources of supply or assembly, which could require approval by the FDA for such alternate suppliers. Although we attempt to maintain adequate levels of inventory to provide for these and other contingencies, should our manufacturing processes be disrupted as a result of a shortage of key components, a revalidation of new components or the failure of an assembler to meet our requirements, we may not be able to meet our commitments to customers. In November 2006, we entered into a manufacturing agreement with Inverness to manufacture our NMP22 BladderChek Test at multiple locations. Before selling products in the U.S. that have been manufactured at a new location, we will make a submission to the FDA for a manufacturing site change. To date, we have not manufactured any NMP22 BladderChek Tests at other locations for sale to our customers.

Competition

        We are not aware of any other company selling FDA approved diagnostic or therapeutic products based on nuclear matrix protein technology. We have notified one company that its announced intention to develop certain products is likely to infringe certain claims contained in patents owned by or licensed exclusively to us. However, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of other technologies, is intense. Competing diagnostic products based on other technologies may be introduced by other companies and could adversely affect our competitive position. As a result, our products may become obsolete or non-competitive.

        In a larger sense, our diagnostic products also compete with more invasive or expensive procedures such as surgery, bone scans, magnetic resonance imaging and other in vivo imaging techniques. We believe that our commercialized products improve patient management and lower overall costs by providing useful information and, in some cases, by providing alternatives to these invasive or costly procedures.

        There are many biotechnology companies, public and private universities and research organizations actively engaged in the research and development of cancer diagnostic testing products. Many of these organizations have financial, manufacturing, marketing and human resources greater than ours. We expect that our diagnostic products will compete largely on the basis of clinical utility, accuracy (sensitivity and specificity), ease of use and other performance characteristics, and price, as well as on our sales effectiveness and that of our marketing and distribution partners.

        In the market for urine-based diagnostic tests, our NMP22 Lab Test Kits and our NMP22 BladderChek Tests are also competing with existing cellular-based tests such as the microscopic examination of suspicious cells (cytology) and a test known as UroVysion, which is a fluorescent in-situ hybridization test. In addition to the fact that these tests are generally done by laboratories, not physicians, we believe that each of these has important drawbacks in the markets for screening and monitoring information—cytology because it is less sensitive and twice the cost of NMP22 tests, fluorescent in-situ hybridization because it can be ten times more expensive although its accuracy is comparable to NMP22 tests.

        The FDA approved a diagnostic product, Hybrid Capture II, for use in detecting HPV, the viral infection that causes most cervical cancer. Although many women, especially those under 35 years of age, are infected with this virus and test positive for HPV, most do not progress to cervical cancer. Nevertheless, the test for HPV may be selected by some gynecologists and clinical pathologists to identify women at higher risk of developing cervical cancer. As a result, there may be less demand for a cervical cancer diagnostic test like the one Sysmex had been developing based on our NMP179 technology.

        In the markets for our other potential products, we expect that our lab test kits and our point-of-care tests would compete with existing FDA-approved clinical tests, including a test known as CEA, which is used primarily for monitoring colorectal and breast cancers; a test known as CA19.9, which is used primarily for monitoring colorectal and gastric cancers; a test known as PSA, which is used primarily for monitoring and screening prostate cancer; and tests known as TRUQUANT® BR RIA, CA15.3 and CA27.29, which are used for monitoring breast cancer. We are also aware of a number of companies that have announced that they are engaged in developing cancer prognostic products based upon oncogene technology such as OncoType Dx.

Patents, Licenses and Trade Secrets

        We seek to protect our diagnostic technology primarily through patents owned by us. We have filed United States patent applications and, in certain circumstances, foreign counterparts in selected other countries on developments relating to our nuclear matrix protein technology and to other cancer marker related technologies. We currently have 14 United States patents and two pending patent applications on file in the United States relating to nuclear matrix proteins and our current product line or programs previously under development. These patents have scheduled expiration dates from 2011 to 2020. Certain of our United States patents provide protection for our NMP22 Lab Test Kit and for our NMP22 BladderChek Test until 2015. It has been our practice to file additional patent applications when we believe our scientists have made commercially significant discoveries whether they relate to nuclear matrix proteins or not. We also continue to rely on our unpatented proprietary information and trade secrets to maintain our commercial position.

        Our NMP22 BladderChek Test uses lateral-flow absorbent test strips having antibodies located at different positions along the test strips. The manufacture, use, sale, or import of point-of-care products which include this test strip technology in certain jurisdictions requires us to obtain patent licenses. In August 2004, we entered into a license agreement, effective as of April 1, 2004, with one holder of patent rights, Abbott Laboratories. In November 2006, we executed a supply agreement with Inverness, which holds substantial patent rights in the lateral flow area covering the professional field, which includes licensed health care providers and diagnostic laboratories. As part of this agreement, we have secured protection from claims by Inverness of infringement of its lateral flow patent rights for products we purchase from Inverness and resell in the professional field. Inverness has also agreed not to sue us, our resellers, distributors and end-customers, for infringement of these lateral flow patent rights for products sold prior to November 3, 2006. We may need to secure additional licenses or other similar rights to lateral flow technology in the United States or elsewhere. There is no guarantee that we will be able to obtain the appropriate patent licenses to permit us to make, use, sell, or import our NMP22 BladderChek Test in each jurisdiction where licenses or similar rights may be required.

Government Regulation

  Diagnostic Products

        The products we market and manufacture, and those we may market and manufacture in the future, are subject to extensive regulation by the FDA, and, in some instances, by foreign governments. Proprietary laboratory procedures, which are services rather than products, do not generally require FDA review before being made commercially available. However, if such a procedure involves the use of an antibody or similar reagent, an FDA submission is typically required for the analyte specific reagent, which requires a 30 day review.

        Pursuant to the federal Food, Drug and Cosmetic Act of 1976, as amended, and the regulations promulgated thereunder, the FDA regulates clinical testing, manufacturing, labeling, distribution, and promotion of medical devices such as our products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket approval for devices, withdrawal of marketing approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us.

        In the United States, medical devices and diagnostics are classified into one of three classes (class I, II, or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Under FDA regulations, class I devices are subject to general controls such as labeling, premarket notification and adherence to Good Manufacturing Practices. Class II devices are subject to general and special controls (for example, performance standards, postmarket surveillance and FDA guidelines). Generally, class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (for example, life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices). Lab test kits for the diagnosis of cancer are class III devices and are submitted for premarket approvals to the FDA. Point-of-Care tests for diagnosis of cancer are also class III devices for which premarket approvals or premarket approval supplements must be submitted.

        Before a new device can be introduced into the U.S. market, the manufacturer must generally obtain marketing approval through the filing of either a 510(k) notification or a premarket approval. 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed class I or II medical device, or to a class III medical device for which the FDA has not called for a premarket approval. This is often the route of approval for tests used in monitoring for disease. It generally takes from three to twelve months from submission to obtain a 510(k) clearance, but may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information or data is needed before a substantial equivalence determination can be made. A request for additional data may require that clinical studies of the safety and efficacy of the device be performed. In those cases where a device is not substantially equivalent to a legally marketed class I or class II device, or if it is a class III device for which the FDA has called for premarket approvals, a premarket approval application must be filed. A premarket approval application must be supported by valid scientific evidence, which typically includes clinical trial data to demonstrate safety and the effectiveness of the device. The premarket approval application must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device, as well as proposed labeling.

        Upon receipt of a premarket approval application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the premarket approval application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the premarket approval. An FDA review of a premarket approval application can take over a year from the date the premarket approval application is accepted for filing, and occasionally longer. The review time is often significantly extended as a result of the FDA requiring more information or clarification of information already provided in the submission. During the review period, an advisory committee, typically a panel of clinicians and/or other appropriate experts in the relevant fields, may be convened to review and evaluate the application and recommend to the FDA whether to approve or disapprove the application. The FDA is not bound by the recommendations of the advisory committee but generally follows them. Toward the end of the premarket approval review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with applicable Good Manufacturing Practice requirements.

        If the FDA's evaluations of both the premarket approval application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval for sale of the device. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a premarket approval letter, authorizing commercial marketing of the device for certain indications. If the FDA's evaluations of the premarket approval application or manufacturing facilities are not favorable, the FDA will delay or deny approval of the premarket approval application or issue a "not approvable letter." The FDA may also determine that additional clinical trials are necessary, in which case approval may be substantially delayed while additional clinical trials are conducted and submitted. The premarket approval process can be expensive, uncertain and lengthy. A number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

        Once a device has been approved, modifications to the device, its labeling, or manufacturing process may require review by the FDA using premarket approval supplements. Premarket approval supplements often require the submission of the same type of information required for an initial premarket approval submission, except that the supplement generally is limited to that information needed to support the proposed change from the product approved in the original premarket approval.

        Although clinical investigations of most devices are subject to the investigational device exemption requirements, clinical investigations of in vitro diagnostic tests are exempt from the investigational device exemption requirements, including FDA approval of investigations, provided the testing is non-invasive, does not require an invasive sampling procedure that presents significant risk, does not introduce energy into a subject, and the tests are not used as a diagnostic procedure without confirmation of the diagnosis by another medically established diagnostic product or procedure. In vitro diagnostic tests manufacturers must also establish distribution controls to ensure that in vitro diagnostic tests distributed for the purposes of conducting clinical investigations are used only for that purpose. Pursuant to current FDA policy, manufacturers of in vitro diagnostic tests labeled for investigational use only or research use only are encouraged by the FDA to establish a certification program under which investigational in vitro diagnostic tests are distributed to or utilized only by individuals, laboratories, or health care facilities that have provided the manufacturer with a written certification of compliance indicating that (1) the device will be used for investigational or research purposes only, and (2) results will not be used for diagnostic purposes without confirmation of the diagnosis under another medically established diagnostic device or procedure. In addition, the certification program requirements for investigational use only products should include assurances that all investigations or studies will be conducted with approval from an IRB, using an IRB-approved study protocol and patient informed consent and that the device will be labeled in accordance with the applicable labeling regulations. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided any compensation received does not exceed recovery of the costs of manufacture, research, development and handling.

        In 1996, the FDA approved our NMP22 Lab Test Kit for bladder cancer for sale in the United States as a predictor of occult or rapidly recurring bladder cancer. In 2000, the FDA approved the expanded claim of our NMP22 Lab Test Kit for the additional use of diagnosing previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. In 2002, the FDA cleared our NMP22 BladderChek Test for sale in the United States as an aid in monitoring the recurrence of bladder cancer. In 2003, the FDA approved the expanded claim of our NMP22 BladderChek Test for the additional use of diagnosing previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. We will need to obtain additional FDA approval before we can make U.S. sales of NMP22 BladderChek Tests manufactured at a location other than where the tests have been manufactured for several years, including additional locations where Inverness may manufacture the product.

        Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences with the use of the device. We, like other device manufacturers, are required to register our establishments and list our devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. The Food, Drug and Cosmetic Act of 1976, as amended, requires devices to be manufactured in accordance with Good Manufacturing Practice regulations, which impose certain procedural and documentation requirements with respect to manufacturing and quality assurance activities.

        Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket approval has not been obtained. Consequently, in the United States we cannot promote the NMP22 Tests for any unapproved use. Failure to comply with these requirements can result in regulatory enforcement action by the FDA that would adversely affect our ability to conduct testing necessary to obtain market approval for these new uses and, in addition, could have a material adverse effect on our business.

  Foreign Sales

        Some countries to which the devices are to be exported may not approve the devices for import. Failure on our part to obtain import approvals, when required, could significantly delay and impair our ability to sell our devices outside the U.S., which could have a material adverse effect on our business.

        The introduction of cancer diagnostic products in foreign markets will also subject us to foreign regulatory registrations and/or approvals which may impose additional substantial costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices. For example, member countries of the European Union require that products bear the CE mark, which necessitates the creation and maintenance of dossiers documenting quality systems and standards for manufacturing, labeling and testing. Further, for some types of diagnostic tests the European Union also requires audits of the manufacturing site by a Notified Body. In addition, each country has its own tariff regulations, duties and tax requirements. In 1998, Koseisho approved our NMP22 Lab Test Kit for sale in Japan for use in screening previously undiagnosed patients and, in 2005 Koseisho approved our NMP22 BladderChek Test for sale in Japan for use in diagnosis of previously undiagnosed patients. In 1999, the State Drug Administration in the People's Republic of China approved our NMP22 Lab Test Kit for sale in the People's Republic of China for the detection and management of bladder cancer. Approval by the FDA and foreign government authorities is unpredictable and uncertain. Delays in receipt of, or a failure to receive, required approvals, or the loss of any previously received approvals, would likely have a material adverse effect on our business.

        Changes in existing requirements or adoption of new requirements or policies could adversely affect our ability to comply with regulatory requirements. We may be required to incur significant costs to comply with laws and regulations in the future. Failure to comply with regulatory requirements or increased costs of compliance could have a material adverse effect on our business.

  Clinical Laboratory Improvements Amendments

        Pursuant to the Clinical Laboratory Improvement Amendments, the FDA assigns a complexity category to each new in vitro diagnostic test. This category will determine the rigor of quality control that must be followed by purchasers and users of the device, including qualifications of technicians, and thus can affect purchasing decisions of laboratories and hospitals. Our NMP22 Lab Test Kit has been designated as a high complexity device. Our NMP22 BladderChek Test has been waived by the FDA under the Clinical Laboratory Improvements Amendments, which means it can be performed in the physician's office by staff who do not need specialized certification.

  Other

        In order for us to conduct preliminary studies or clinical trials at a hospital or other health care facility, our research collaborators must first obtain approval from an IRB. In each case, a written protocol must be submitted to the IRB describing the study or trial, which is reviewed by the IRB with a view to protecting the safety and privacy of the institution's patients.

        In addition to the regulatory framework for clinical trials and product approvals, we are subject to regulation under federal, state and local law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and possible future local, state, federal and foreign regulation. Our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Compliance with applicable laws and regulations now or in the future could result in significant additional expense or result in material adverse effects upon our ability to do business.

Employees

        As of October 31, 2007, we had 65 employees, one of whom is engaged in research and development. Our future success depends in part on our ability to recruit and retain talented and trained scientific, technical, marketing and business personnel and competition for these kinds of personnel is intense. None of our employees is represented by a labor union, and we consider our relations with our employees to be good. On October 30, 2007, we announced a series of cost-reduction measures, including the termination of most of our research and development staff.

Research and Development and Clinical and Regulatory

        Our ability to grow our company has historically depended in large part on our ability to develop and bring to market new products based on our proprietary technology. Accordingly, we have historically devoted substantial resources to research and development. We assembled a scientific staff with a variety of complementary skills in several advanced research disciplines, including molecular biology, immunology and protein chemistry. In addition, we maintain consulting and advisory relationships with a number of prominent researchers.

        During 2004, 2005, 2006 and the nine months ended September 30, 2007, Matritech spent approximately $2.7 million, $2.9 million, $2.9 million and $1.7 million, respectively, on research and development and clinical and regulatory affairs. Substantially all of these expenditures were related to the development of diagnostic products and conducting clinical trials.

        On October 30, 2007, we announced a series of cost-reduction measures, including the termination of most of our research and development staff. As a result, we are not presently pursuing further research and development.

Properties

        Our corporate headquarters in Newton, Massachusetts which houses our research and development and manufacturing facilities comprise approximately 22,500 square feet. Our lease expires on December 31, 2010 and we have the right to renew for an additional five-year period at the then market rate. The annual base rent for each year is $414,360. These facilities are adequate to meet our expected needs for at least the next two years, but would require substantial modification or expansion if we were to start manufacturing our NMP22 BladderChek Test at the facility. Additionally, we lease approximately 6,200 square feet of sales office space in Freiburg, Germany. The German lease is for a term of five years and expires on January 31, 2011, and we have the right to renew for an additional five-year period. The annual base rent for each year of the term is approximately $90,000. These facilities are adequate to meet our expected needs in Germany for at least the next year.

Legal Proceedings

        In the normal course of conducting our business we are, from time to time, involved in legal proceedings and other claims arising out of our operations. We do not currently anticipate that any pending litigation or dispute will have a materially adverse affect on our business or our financial condition.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF MATRITECH

        The use of "we," "us" or "our" under this caption refers to Matritech.

        The following Management's Discussion and Analysis discusses Matritech's ongoing operations as of September 30, 2007 and December 31, 2006, and does not contemplate the asset sale which is the subject of this proxy statement/prospectus. If the asset sale is approved by Matritech's stockholders, under the asset purchase agreement, Matritech's operations will cease and will be assumed by Inverness.

        The following discussion and analysis should be read together with our Consolidated Financial Statements and related notes and other financial information appearing elsewhere in this proxy statement/prospectus. This proxy statement/prospectus contains trend analyses and other forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements in this proxy statement/prospectus that are not statements of historical fact are forward-looking statements. Also, statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance or the outcome of litigation (often, but not always, using words or phrases such as "believes," "expects" or "does not expect," "is expected," "anticipates" or "does not anticipate" or "intends" or stating that certain actions, events or results "may," "could," "would," "might" or "will" be taken or achieved) are not statements of historical fact and are "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or developments in our business or industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Factors that may cause such differences or otherwise affect our business, results of operations and financial condition include, but are not limited to, those discussed in "Risk Factors" starting on page 25 of this proxy statement/prospectus. Forward-looking statements are not guarantees of future results, but rather are based on management's current plans, estimates, opinions and projections. We assume no obligation to update forward-looking statements if assumptions or these plans, estimates, opinions or projections should change.

Overview

        Our most important source of revenue and revenue growth in the near term is our NMP22 BladderChek Test, a point-of-care test product developed by our scientists based upon our proprietary NMP technology. Our own sales forces, based in the U.S. and Germany, sell our NMP22 BladderChek Test directly to physicians. The primary market for this product through 2006 has been urologists, but we have expanded our market to include sales to gynecologists and other physicians in Germany and expect to broaden our target user base in the U.S. in the future. In November 2006, we signed a distribution agreement with Inverness whereby we appointed Inverness as our exclusive distributor for the non-prescription, over-the-counter, sale of our NMP22 BladderChek Test in the United States. We expect to collaborate with Inverness in assessing the market opportunity, with a goal of submitting a regulatory filing seeking approval from the FDA to distribute and sell this test as a non-prescription or over-the-counter test. Distributors sell our NMP22 BladderChek Test in countries other than the U.S. and Germany.

        We also sell our NMP22 Lab Test Kit, which is part of our bladder cancer detection product line, directly and through distributors in the U.S. In Europe, our German subsidiary directly sells both our NMP22 Lab Test Kit and allergy and other diagnostic products manufactured by others. The NMP22 Lab Test Kit and the allergy and other diagnostic products sold by our German subsidiary are less important sources of revenue for us than the NMP22 BladderChek Test. While we generally expect revenue growth in our NMP22 product line and in our NMP22 BladderChek Test in particular, we expect that quarter-over-quarter sales may not always increase. We recognize that our financial future is closely related to increasing sales of our NMP22 BladderChek Tests, and we have and intend to continue to address the challenges of manufacturing an adequate supply of quality product to meet customer demand. In November 2006, we signed a manufacturing agreement with Inverness to give us additional resources to manufacture our NMP22 BladderChek Test.

        Our selling, general and administrative (which we refer to as SG&A) expenses have increased substantially during the past three years as we have greatly expanded our dedicated direct-to-the-doctor sales staff, particularly in the U.S. The increased selling expenditures have increased our losses in the short term, but our goal is to generate sufficient additional gross profit from increased product sales to cover these increased selling expenses. Our SG&A expenses as a percentage of our gross profit on product sales declined from 225% in 2004 to 159% in 2006 despite an increase of over $3.7 million in SG&A expense between 2004 and 2006 but increased to 168% in the nine months ended September 30, 2007. Until October 2007, we also committed substantial expenditures to our research and development efforts, primarily directed toward development of a new blood-based breast cancer diagnostic test.

        Until September 2007, we were continuing our collaboration with Sysmex, based in Kobe, Japan, a leading manufacturer of automated laboratory instruments in the field of cervical cell ("Pap smear") testing. In October 2007, we ceased developing our core diagnostic technology in breast cancer. We are not currently pursuing further development or submission on any of our research and development programs.

        We have been unprofitable since inception and expect to incur significant additional operating losses. We do not expect to achieve profitability until we greatly expand the number of physicians using our NMP22 BladderChek Test product, increase their rate of usage of that test or develop other sources of revenues from our collaboration and research and development projects. For the period from our inception until September 30, 2007, we incurred an accumulated deficit of approximately $123 million.

        AMEX, where our common stock is currently listed, maintains standards and requirements for initial and continued listing of securities. In September 2006, we received notice from AMEX that we were not in compliance with certain continued listing standards relative to maintenance of stockholders' equity and profitability. On October 23, 2006, we submitted to AMEX a plan of proposed action we believed would bring us into compliance with applicable listing standards no later than March 21, 2008. On December 8, 2006, we received notice that AMEX had accepted our plan. AMEX may initiate delisting procedures against us if we do not make progress consistent with our plan during the plan period or we are not in compliance with applicable listing standards at the end of the plan period. Delisting of shares of our common stock would violate terms of our various financing documents and make it more difficult for us to raise additional capital.

        In August 2007, we entered into agreements with the holders of our secured convertible notes and our Series A convertible preferred stock to permit us to borrow up to $3.5 million in additional funds. On August 10, 2007, we amended our Certificate of Designations, Preferences and Rights of Series A convertible preferred stock with the written consent of the holders of more than 75% of the outstanding Series A convertible preferred stock, to increase the amount of indebtedness we may incur, assume or suffer to permit without the prior consent of the holders of at least 75% of the outstanding Series A convertible preferred stock from $12,000,000 to $15,300,000.

        On August 9, 2007, we entered into a consent with the holders of a majority of outstanding principal value of our January 2006 secured convertible notes and the holders of a majority of outstanding principal value of our January 2007 secured convertible notes to allow us to incur an increased amount of indebtedness sufficient to permit us to issue additional notes in an aggregate principal amount not to exceed $3.5 million and ranking on a pari passu basis with the secured convertible notes as to payment and security. The consent also directed the collateral agent for the holders of the secured convertible notes to consent to and enter into an amendment and restatement of the existing security agreement and contingent license agreement so that the holders of any additional notes would have a pari passu position with the holders of the secured convertible notes. Please see the discussion of our August 30, 2007 financing below under the header "Financings."

        In order to finance our operations until the closing of the asset sale, on August 30, 2007 we sold our Series C notes for aggregate consideration of $3.5 million (before expenses). All of the principal, interest and premium on the Series C notes are due and payable no later than December 13, 2007, the same date on which all unpaid principal, interest and premium on our secured convertible notes are due. At September 30, 2007, the outstanding principal balance of our secured promissory notes was $12.3 million.

        Prior to the second quarter of 2007, we had been able to make payments due on our 2006 secured convertible notes in stock, principally as a result of amendments made in January 2007 to the stock payment conditions in the 2006 secured convertible notes. In the second quarter of 2007, we were unable to satisfy the amended stock payment conditions on the 2006 secured convertible notes and were also unable to meet the stock payment conditions applicable to the 2007 secured convertible notes. While we reached agreements with most holders of the secured convertible notes to defer payments due on a temporary basis, we do not expect to be able to meet applicable stock payment conditions to enable us to make future payments in shares of our common stock. Between August 2007 and the end of October 2007, the holders of more than 96% of the outstanding principal of our secured convertible notes agreed to defer receipt of further payments until the earlier of (i) a sale of substantially all of our assets or merger or (ii) the scheduled maturity date of December 13, 2007.

        At September 30, 2007, we had cash and cash equivalents of $2.8 million and negative working capital of $10.8 million. We believe we have sufficient resources to continue operations until December 13, 2007, when all of our secured promissory notes will mature. We expect that we will owe $16.4 million for principal, interest, and premium on the secured promissory notes on December 13, 2007.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Revenues

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007	$ Change	% Change
Product Sales (net of allowances):
NMP22 BladderChek Test Sales	$6,944,000	$8,409,000	$1,465,000	21%
NMP22 Lab Test Kit Sales	804,000	822,000	18,000	2%
Other Product Sales	736,000	780,000	44,000	6%

Total Product Sales	8,484,000	10,011,000	1,527,000	18%
Alliance and Collaboration Revenue	78,000	687,000	609,000	781%

Total Revenue	$8,562,000	$10,698,000	$2,136,000	25%

        The increase in revenue for the nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006 from sales of our NMP22 BladderChek Test is the result of $1,052,000 in increased sales and a $413,000 favorable exchange rate impact. The $1,052,000 increase in NMP22 BladderChek Test sales consists of $143,000 related to an increase in the average revenue per test and a $909,000 increase in the volume of tests sold. The average revenue per test increased in

2007 over the same period in 2006 due to more favorable customer mix. The increase in volume is due to an increase of $1,142,000 in markets where we sell directly, offset by a $233,000 decrease in markets where we sell to distributors. This $233,000 decrease arises in large part because in the first nine months of 2006, we recognized $172,000 of revenue from sales to distributors that had previously been in deferred revenue, compared to $0 that we recognized in the first nine months of 2007 from such distributors. NMP22 BladderChek Test sales accounted for approximately 90% and 91% of sales in the NMP22 product line for the nine months ended September 30, 2006 and 2007, respectively. The increase in revenue from our NMP22 Lab Test Kit sales is the result of a $10,000 decrease offset by a $28,000 favorable exchange rate impact.

        The increase in revenue from our non-NMP22 products (listed in the table above as Other Product Sales) is mainly due to favorable exchange rates.

        The increase in revenue from alliance and collaboration is mainly due to the termination of the license and supply agreement for NMP179 technology with Sysmex Corporation effective September 26, 2007. As a result of the termination of this agreement, we recognized all remaining deferred revenue relating to the license and supply agreement. This resulted in our recognizing approximately $609,000 of revenue, which consisted of the remaining amount of the license, which previously was being recognized over the fourteen-year term of the related patents, as well as remaining unamortized amounts related to payments for research and development services.

        When we have sufficient history to estimate product returns for a distributor, we recognize revenue when we ship our NMP22 BladderChek Tests to that distributor. During the first nine months of 2007, we sold approximately $242,000 of our NMP22 BladderChek Tests to distributors for which we had sufficient history to estimate returns and approximately $83,000 to distributors for which we did not have such history. Accordingly, $83,000 of shipments were recorded as deferred revenue and will be recognized as revenue when the distributor reports to us that it no longer has the product, when we determine the shelf life of the product has expired (each indicating that the possibility of return is remote) or after we have ten quarters of experience with an individual distributor. At December 31, 2006 and September 30, 2007, $91,000 and $103,000 remained in deferred product revenue, respectively.

        During the first nine months of 2006, we determined that we had sufficient history to estimate product returns for three additional distributors and therefore are now recognizing revenue when we ship our NMP22 BladderChek Tests to these distributors. We also recognized all deferred revenue relating to our NMP22 BladderChek Test shipments to these distributors in the nine months ended September 30, 2006. This has resulted in our recognizing $172,000 of our NMP22 BladderChek Test shipments to distributors which previously would have been in deferred revenue.

        Deferred revenue consists of the following:

	December 31, 2006	September 30, 2007	$ Change	% Change
Alliance and Collaboration Revenue	$706,000	$85,000	$(621,000)	(88)%
Deferred Product Revenue	91,000	103,000	12,000	13%

	$797,000	$188,000	$(609,000)	(76)%

        The deferred product revenue balance increased from the fourth quarter of 2006 to the third quarter of 2007 because we shipped more NMP22 BladderChek Tests to distributors for which we do not have sufficient history to estimate product returns than these distributors shipped to end user customers. Unless we change distributors or add significant new distributors, we expect our deferred product revenue will decrease in the future.

        The deferred revenue related to alliance and collaboration decreased from the fourth quarter of 2006 to the third quarter of 2007 mainly due to the termination of the license and supply agreement for NMP179 technology with Sysmex Corporation effective September 26, 2007. As a result the termination of this agreement, we recognized all remaining deferred revenue relating to the license and supply agreement.

Cost of Product Sales

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007	$ Change	% Change
Product Sales	$8,484,000	$10,011,000	$1,527,000	18%
Cost of Product Sales	2,280,000	2,374,000	94,000	4%

Gross Profit on Product Sales	$6,204,000	$7,637,000	$1,433,000	23%

Gross Profit Margin on Product Sales	73%	76%
Cost of Product Sales as a % of Product Sales	27%	24%

        Cost of product sales includes (a) payroll-related expenses related to employees involved in the production of our products, (b) product materials, (c) rent and related expenses allocated to employees involved in the production of our products, (d) supplies, (e) depreciation of fixed assets used in production and (f) royalties paid to third parties. Gross profit on product sales is calculated by deducting the cost of product sales from product sales. The decrease in cost of product sales on a percentage basis and the increase in our gross profit margin on product sales is largely the result of a decrease in the amount of royalties paid to Massachusetts Institute of Technology on sales of our NMP22 BladderChek Tests and our NMP22 Lab Test Kits as the majority of the patents licensed to us by Massachusetts Institute of Technology expired during the fourth quarter of 2006.

Research & Development and Clinical & Regulatory Expenses

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007	$ Change	% Change
Research & Development and Clinical & Regulatory Expenses	$2,257,000	$1,740,000	$(517,000)	(23)%

        Research & development and clinical & regulatory expenses include (a) the salaries and related overhead of our research and clinical personnel, (b) laboratory supplies, (c) payments to third parties and sites to help us execute clinical trials, (d) depreciation of research related equipment, (e) legal expenses related to filing and prosecuting patents, (f) other direct expenses and (g) an allocation of our occupancy and related expenses based on the square footage occupied by our research & development staff, their laboratories and clinical & regulatory staff. Research & development and clinical & regulatory expenses decreased in the nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006 primarily due to a $317,000 decrease in payroll costs, a $101,000 decrease in supply costs, and a $56,000 decrease in consultant costs.

Selling, General and Administrative Expenses

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007	$ Change	% Change
SG&A	10,688,000	12,838,000	2,150,000	20%

        SG&A increased in the nine-month period ended September 30, 2007 compared to nine-month period ended September 30, 2006 primarily due to a $647,000 increase in legal costs incurred in connection with consideration and pursuit of various transactions including the asset sale and the sale of our Series C notes, a $492,000 increase in investment banker costs incurred in connection with the exploration of strategic options, a $485,000 increase in payroll costs resulting from increased headcount, mainly to support direct sales efforts, a $297,000 unfavorable currency exchange rate impact on non-US SG&A, a $141,000 increase in management information system related costs, a $90,000 increase in sales-related marketing expense and a $72,000 increase in accounting-related professional fees, partially offset by a $135,000 decrease in corporate communication costs.

Operating Loss

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007	$ Change	% Change
Operating Loss	$6,643,000	$6,255,000	$(388,000)	(6)%

        The operating loss for the nine-month period ended September 30, 2007 decreased as compared to the same period in 2006 primarily due to the decrease in research & development and clinical & regulatory expenses as well as the increase in total revenue discussed above.

Interest Income

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007	$ Change	% Change
Interest Income	$120,000	$49,000	$(71,000)	(60)%

        Interest income decreased in the nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006 due to a decrease in the average daily cash balances, partially offset by higher interest rates during the first nine months of 2007.

Interest Expense

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007	$ Change	% Change
Interest Related to convertible debentures, secured convertible notes and secured promissory notes:
Interest on Debt	$707,000	$1,754,000	$1,047,000	148%
Non-Cash Charges to Interest Expense	2,310,000	5,581,000	3,271,000	142%

Total	$3,017,000	$7,335,000	$4,318,000	143%
Interest Related to Other Debt:
Interest Paid in Cash	$10,000	$13,000	$3,000	30%

Total Interest Expense	$3,027,000	$7,348,000	$4,321,000	143%

        Interest on debt consists primarily of interest accrued or paid in the nine month periods ended September 30, 2006 and 2007 related to our secured promissory notes. For the nine-month period ended September 30, 2006, interest on debt was attributable primarily to our 2006 secured convertible notes. For the nine-month period ended September 30, 2007, interest on debt was attributable to the 2006 secured convertible notes, the 2007 secured convertible notes and the Series C notes, which resulted in a larger outstanding debt balance.

        In the first quarter of 2007, we issued shares of our common stock in payment of approximately $925,000 of interest on the 2006 secured convertible notes, of which $890,000 had been accrued through December 31, 2006. In the second and third quarters of 2007, we issued common stock in payment of approximately $259,000 and $13,000, respectively, of interest on the 2006 secured convertible notes. In the second and third quarters of 2007, we paid approximately $18,000 and $10,000, respectively, in cash in payment of interest on the 2007 secured convertible notes. In the third quarter of 2007, holders of our 2006 secured convertible notes and our 2007 secured convertible notes elected to defer approximately $107,000 of interest payments due in July 2007 on the 2006 secured convertible notes and approximately $398,000 of interest payments due in June and September 2007 until the earlier of (i) a sale of substantially all our assets or a merger or (ii) the scheduled maturity date of December 13, 2007.

        The interest on debt and non-cash charges increased over the nine-month period ended September 30, 2006 primarily due to the increase in interest on debt charges and non-cash interest charges related to the secured convertible notes and the secured promissory notes, as further described below.

Series C Notes

        In August 2007, we sold an aggregate of $3.5 million of Series C notes and as a result incurred the obligation to pay a premium of 29% of the principal at the time of repayment, or approximately $1,015,000. As of September 30, 2007, approximately $256,000 of the $1,015,000 have been accreted and recorded as interest expense and the remaining $759,000 is scheduled to be accreted to interest expense using the effective interest method over the life of the Series C notes.

        The following table demonstrates the accounting for the Series C notes from the date of issuance, August 30, 2007, to September 30, 2007:

Value of Notes
Principal Value Series C notes	$3,500,000
2007 Accretion of Premium	256,000
Payments in Cash	—

Carrying Value of Series C notes at September 30, 2007	$3,756,000

2007 Secured Convertible Notes

        In January 2007, we sold our 2007 secured convertible notes and recorded approximately $3,253,000 of related non-cash charges which are being recorded in our statement of operations through December 2007, the life of the debt. As of September 30, 2007, approximately $2,529,000 of the $3,253,000 of non-cash charges and deferred financing costs have been amortized and recorded as interest expense and the remaining $724,000 is scheduled to be amortized using the effective interest rate method over the remaining quarters through the final payment due date in December 2007.

        Non-cash charges to interest expense for the nine months ended September 30, 2007 related to the 2007 secured convertible notes consisted of:

  •
  $307,000 of amortized deferred financing costs, which reduced the original $395,000 balance of deferred financing costs to $88,000 at September 30, 2007; and

  •
  $2,221,000 of amortized debt discount, which reduced the $2,857,000 of debt discount to $636,000 at September 30, 2007.

        The following table demonstrates the accounting for the 2007 secured convertible notes and related discounts from the date of issuance, January 22, 2007, through September 30, 2007:

Value of Notes
Principal Value 2007 secured convertible notes	$4,365,000
Discounts Recorded in 2007	(2,857,000)
2007 Amortization of Discounts	2,221,000
2007 Accretion of Premium	265,000
Payments in Stock	—
Payments in Cash	(150,000)

Carrying Value of 2007 secured convertible notes at September 30, 2007	$3,844,000

2006 Secured Convertible Notes

        In January 2006, we sold our 2006 secured convertible notes and recorded approximately $6,001,000 of related non-cash charges which are being recorded in our statement of operations through December 2007. As a result of the issuance of the 2007 secured convertible notes, we recorded an additional beneficial conversion feature of approximately $208,000 on the 2006 secured convertible notes in the first quarter of 2007. These additional non-cash charges are being recorded in our statement of operations through December 2007. As of September 30, 2007, approximately $5,422,000 of the $6,209,000 non-cash charges and deferred financing costs have been amortized and recorded as interest expense and the remaining $787,000 will be amortized using the effective interest rate method over the remaining quarters through December 2007. On January 22, 2007, the scheduled maturity date for the 2006 secured convertible notes was shortened to December 13, 2007.

        Non-cash charges to interest expense in the nine months ended September 30, 2007 related to the 2006 secured convertible notes consisted of:

  •
  $378,000 of amortized deferred financing costs, which contributed to the reduction of the original $912,000 of deferred financing costs to $116,000 at September 30, 2007;

  •
  $2,287,000 of amortized debt discount, which contributed to the reduction of the $5,296,000 of debt discount to $670,000 at September 30, 2007; and

  •
  $388,000 of non-cash charges to record the discount from fair value when making the principal and interest repayments on the 2006 secured convertible notes in stock rather than cash.

        The following table demonstrates the accounting for the 2006 secured convertible notes and related discounts from the date of issuance, January 13, 2006, through September 30, 2007:

Value of Notes
Principal Value of Debt	$6,998,000
Discounts Recorded in 2006	(5,089,000)
2006 Amortization of Discounts	2,338,000
Interest and Principal Payments in Stock	(880,000)

Carrying Value of Debt at December 31, 2006	$3,367,000

Discounts Recorded in 2007	(208,000)
2007 Amortization of Discounts	2,287,000
2007 Accretion of Premium	174,000
Payment in Stock	(1,458,000)
Payment in Cash	(55,000)

Carrying Value of Debt at September 30, 2007	$4,107,000

March 2003 Convertible Debentures

        In March 2003, we completed a $5.0 million private placement of the March 2003 Convertible Debentures and, subsequent to issuance, recorded an additional $4.6 million of non-cash charges related to the Convertible Debentures which were charged to our income statement through March 31, 2006. All of the non-cash charges and deferred financing costs have been amortized and charged as interest expense as this debenture was fully repaid as of March 31, 2006.

        Non-cash charges to interest expense for 2006 related to the March 2003 Convertible Debentures consisted of:

  •
  $7,000 of amortized deferred financing costs, which contributed to the reduction of the $475,000 deferred financing costs to $0 at March 31, 2006;

  •
  $132,000 of non-cash charges to record the discount from fair value when making the principal and interest repayments on the Convertible Debentures in stock rather than cash; and

  •
  $134,000 of amortized debt discount, which contributed to the reduction of the $4,558,000 of debt discount on our $5,000,000 Note to $0 at March 31, 2006. This debt discount comprises the following: the fair value allocated to the warrants issued in conjunction with the Convertible Debenture, the charge to account for the beneficial conversion feature recorded at the date the Convertible Debenture was entered into and additional charges to account for the beneficial conversion feature recorded in the fourth quarter of 2003, the first quarter of 2004 and the first quarter of 2005 as a result of the triggering of the anti-dilution protection provisions.

        The following table demonstrates the accounting for the March 2003 Convertible Debentures and related discounts during 2003, 2004, 2005 and 2006 and the resulting balance at March 31, 2006, at which point the March 2003 Convertible Debentures had been fully repaid:

Value of Debentures
Principal Value of Debenture	$5,000,000
Discounts Recorded in 2003	(2,777,000)
2003 Amortization of Discounts	644,000

Carrying Value of Debenture at December 31, 2003	$2,867,000

Discounts Recorded in 2004	(1,339,000)
2004 Amortization of Discounts	2,150,000
Payment in Stock	(1,923,000)

Carrying Value of Debenture at December 31, 2004	$1,755,000

Discounts Recorded in 2005	(442,000)
2005 Amortization of Discounts	1,630,000
Payment in Stock	(2,308,000)

Carrying Value of Debenture at December 31, 2005	$635,000

2006 Amortization of Discounts	134,000
Payment in Stock	(769,000)

Carrying Value of Debenture at March 31, 2006	$—

Mark-to-Market Adjustment From Registration Rights

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007	$ Change	% Change
Mark-To-Market Adjustment From Registration Rights	$49,000	$—	$(49,000)	(100)%

        Mark-to-market adjustment from registration rights represents the change in the estimated fair value of the registration rights liability associated with our sale of the 2006 secured convertible notes.

Net Loss

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007	$ Change	% Change
Net Loss	$9,599,000	$13,553,000	$3,954,000	41%

        Net loss increased for the nine-month period ended September 30, 2007 as compared to the same period in 2006 primarily due to increased SG&A expenses as well as increased non-cash interest charges related to the secured convertible notes, partially offset by the increase in total revenues, including the deferred revenue recognized as a result of the termination of the Sysmex agreement, the increase in gross profit margins on product sales and the decrease in research & development and clinical & regulatory expenses.

Research and Development Programs

        Our primary research focus has been on the identification of proteins in the body that are associated with or created by cancerous processes and which, when measured, can provide useful medical information to physicians. From 2004 through October 2007, we focused our development efforts on our breast cancer program. During the first nine months of 2007, we reduced the resources devoted to this program, and have now terminated most of our research and development staff and are no longer pursuing further development or submission on any of our research and development programs.

Liquidity and Capital Resources

        Our operating activities used cash in the nine month periods ended September 30, 2006 and 2007 primarily to fund our net losses excluding non-cash charges. The non-cash charges comprise primarily depreciation and amortization expenses, and amortization of debt discounts and deferred charges related to our secured convertible notes.

Summary Cash Flow

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007
Net Loss	$(9,599,000)	$(13,553,000)
Non-cash Charges	3,504,000	8,766,000
Changes in Assets and Liabilities	(39,000)	(883,000)

Net Operating Uses	(6,134,000)	(5,670,000)
Net Investment Uses	(89,000)	(62,000)
Net Financing Sources	6,203,000	7,040,000
Foreign exchange effect	16,000	28,000

Change in cash and cash equivalents	$(4,000)	$1,336,000

        We expect that the days sales outstanding (which we refer to as DSO) (which includes only accounts receivable from physicians to whom we have sold the NMP22 BladderChek Test) is likely to be higher in the future than the 37 days reported at September 30, 2007. Our DSO calculation at September 30, 2006 was 36 days. We expect U.S. direct-to-physician revenues as a percentage of total revenues to increase and, since our DSO on U.S. direct-to-physician sales was 52 days, we expect our average DSO to increase as U.S. sales become a larger percent of our total.

        We do not include in our DSO calculation any amount due from or any shipments to distributors of our NMP22 BladderChek Test because historically, we have not recognized revenue upon shipment to distributors because we lacked sufficient history with these distributors to estimate returns. Unpaid amounts due from distributors are included in accounts receivable on our balance sheets even if we have not recorded revenue from them. We also exclude from our DSO calculation any accounts receivable resulting from a non-revenue source, such as receivables due from a supplier. We did not have any non-revenue source transactions in accounts receivable for the three month periods ending September 30, 2006 and 2007.

        When we include amounts due from and any shipments to distributors of our NMP22 BladderChek Test or other products, our DSO at September 30, 2007 was 41 days compared to 40 days at September 30, 2006.

        During the quarter ended September 30, 2007, the holders of more than 93% of the outstanding principal of our secured convertible notes agreed to defer receipt of payments of principal and interest due on the secured convertible notes until the earlier of December 13, 2007 or a change of control of the Company, such as the contemplated asset sale. During October 2007, one additional holder also agreed to defer receipt of payments on this basis. As a result, through November 2007, we are paying less than $100,000 per month on our outstanding secured promissory notes, as all other payments have been deferred.

        Based on our negative working capital at September 30, 2007 of $10.8 million, our current cash utilization forecast and assuming that the holders of our outstanding secured promissory notes due December 13, 2007 consent to a deferral of payments until after the consummation of the sale of substantially all of our assets to Milano, we expect to have sufficient capital to continue operations through the closing of the asset sale, so long as the asset sale is closed by December 13, 2007. If the asset sale is not closed by December 13, 2007, or if the holders of any significant portion of our outstanding secured promissory notes do not agree to defer payments beyond the December 13, 2007 maturity until after the closing of the asset sale, we would need to secure additional funds in order to continue operations. We will, as we deem necessary or prudent and subject to the terms and conditions of the asset purchase agreement with Inverness and our various outstanding debt and equity agreements, continue to seek to raise additional capital through various financing alternatives, including equity or debt financings, issuances of securities convertible into equity and corporate partnering arrangements. However, we have had great difficulty obtaining additional financing over the past year and may be unable to raise further capital.

        Due to the issuance of our Series C notes, we have substantially increased our indebtedness to approximately $12.4 million as of September 30, 2007. As shown in the following table, the secured promissory notes comprise over 99% of our indebtedness at that date:

	Original Issuance	Conversions and Repayments	Principal Amount Outstanding
2006 secured convertible notes	$6,998,000	$2,394,000	$4,604,000
2007 secured convertible notes	$4,365,000	150,000	4,215,000
Series C notes	$3,500,000	—	3,500,000
Other indebtedness	—	—	31,000

			$12,350,000

        The maturity date for all of our secured promissory notes is no later than December 13, 2007. On December 13, 2007, assuming no interim optional conversions by the holders of these notes, we will have to pay an aggregate of $16.4 million in principal, interest and premiums. We do not expect to be able to make any payments due on the secured convertible notes in stock as the stock payment conditions of the secured convertible notes contain requirements we cannot meet, including a requirement that our common stock be selling at $0.40 per share or higher.

        The terms of our asset purchase agreement prevent us from incurring more debt without the prior written consent of Inverness. In addition, the terms of our existing securities greatly restrict our future financing options. The terms of our Series A convertible preferred stock impose a limitation on indebtedness not outstanding on March 4, 2005 in excess of $15,300,000, except in limited forms. While our secured promissory notes are outstanding, we also have restrictions on incurring additional indebtedness (other than receivables financing not to exceed 80% of our receivables and equipment purchase or lease financing not to exceed $200,000), as well as restrictions on our payment of cash dividends and redemption of securities.

        Moreover, we have granted to a collateral agent on behalf of the holders of the secured promissory notes a security interest in collateral including some cell lines, equipment, inventory and general intangibles related to our NMP22 product line, as well as proceeds from any sale of the product line. We also granted contingent license rights to the collateral agent on behalf of the holders of the secured promissory notes in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. The NMP22 product line, portions of which serve as collateral for the secured promissory notes, includes all of our currently commercialized products. The agreements reflecting the collateral and license arrangements contain restrictions on our sale or abandonment of the collateral and the patent rights. Further, these agreements afford the collateral agent the right to assume control of and sell the collateral and to use the license rights exclusively within the field of bladder cancer detection in the event of our default in our obligations under the secured promissory notes. If we default on these obligations, and the collateral is sold, we will lose our primary source of operating income, which would have a material adverse effect on our business and would severely jeopardize our ability to continue operations.

        If we raise additional funds, we may provide rights and preferences to new investors that are not available to our current stockholders or debt holders. For example, we granted contingent license rights to portions of our patent portfolio to a collateral agent, on behalf of the holders of secured promissory notes, and we have granted preferences upon liquidation to holders of our Series A convertible preferred stock. These types of rights and preferences provide a more secure investment position to the holders of these securities than our common stock investors enjoy. In addition, our existing financing arrangements contain anti-dilution protection provisions which may require us to issue additional securities if certain conditions are met. Any future financings will reduce amounts that may be available for distribution to our common stockholders upon our dissolution (assuming we receive stockholder approval of and that we consummate the asset sale and that we receive stockholder approval of the dissolution). Future financings may also have an adverse impact on the price of our common stock and may dilute the ownership interest of our existing investors.

        In September 2006, we received notice from AMEX that we were not in compliance with certain continued listing standards relative to maintenance of stockholders' equity and profitability. In October 2006, we submitted to AMEX a plan of proposed actions we believed would bring us into compliance with applicable listing standards no later than March 21, 2008 and in December 2006 we received notice that AMEX had accepted our plan. AMEX may initiate delisting procedures against us if we do not make progress consistent with the plan during the plan period or we are not in compliance with applicable listing standards at the end of the plan period. Delisting of shares of our common stock would violate the terms of some of our financing documents, could result in the declaration of an event of default in our secured convertible notes and could cause holders to seek to recover potential damages from us. In addition, any suspension of trading or delisting of our shares could jeopardize the consummation of the asset sale and could make it more difficult for us to raise any additional capital we may need to continue operations until the closing of the asset sale. Further, suspension of trading or delisting of our shares could seriously impair the ability of our stockholders to sell shares of our stock.

        Any future equity or convertible debenture financings will dilute the ownership interest of our existing investors and may have an adverse impact on the price of our common stock. The table below includes shares that have been reserved under the various agreements and plans we have outstanding and include shares reserved for contingencies which have not yet occurred (such as future declines in the price of our common stock). As of September 30, 2007, the total shares reserved were:

		Conversion or Exercise Price
Security	Common Shares
		Low	High
Common stock outstanding	62,220,000	—	—
Stock reserved for 2006 secured convertible notes	10,883,000	$.40	$.63
Stock reserved for 2007 secured convertible notes	7,497,000.63		.63
Stock reserved for warrant exercises	20,854,000.63		2.70
Stock reserved for potential warrant shares	631,000.01		.01
Stock reserved for outstanding stock options and restricted stock units	3,542,000.39		6.69
Stock available for issuance under stock plans	4,232,000	—	—
Stock reserved for Series A convertible preferred stock	1,023,000.70		.70

Total	110,882,000

        The table above includes shares for converting the Series A convertible preferred stock and for paying interest on and repaying the principal of our secured convertible notes. However, as a result of the trading price range of our common stock, we do not expect to issue additional shares of our common stock to holders of our Series A convertible preferred stock or of our secured convertible notes.

Warrants Repurchases

        On July 27, 2007, in anticipation of entering into a strategic transaction, we entered into an agreement and amendment to our secured convertible notes with the holders of a majority of outstanding principal value of our 2006 secured convertible notes and the holders of a majority of outstanding principal value of our 2007 secured convertible notes to permit us to redeem the 2003

Warrants. On July 31, 2007, we entered into purchase and sale agreements with all holders of 2003 Warrants pursuant to which we redeemed the 2003 Warrants for a purchase price of $0.04 per share and between July 31 and August 10, 2007, we paid an aggregate of approximately $31,373 to redeem all of the 2003 Warrants. If, prior to April 1, 2008, we engage in a transaction that would have triggered an anti-dilution adjustment to the exercise price of the redeemed 2003 Warrants, we may be required to make additional payments to these warrant holders.

Financings

        On August 30, 2007, we entered into a securities purchase agreement with accredited investors pursuant to which we sold our Series C notes for an aggregate purchase price of $3,500,000 (which we refer to as the Financing). The Series C notes bear interest at the rate of 15% per annum for the first ninety days after issuance and thereafter bear interest at the rate of 18% per annum. The scheduled maturity date of the Series C notes is December 13, 2007, or earlier in the event of the consummation of a change of control. At the time of repayment, regardless of whether the Series C notes are paid at the maturity date, we must also pay a premium of 29% of the principal amount outstanding. The premium will be amortized to interest expense using the effective interest method over the life of the Series C notes.

        Prior to the Financing, on August 10, 2007, we amended our Certificate of Designations, Preferences and Rights of Series A convertible preferred stock with the written consent of the holders of more than 75% of the outstanding Series A convertible preferred stock, to increase the amount of indebtedness we may incur, assume or suffer to permit without the prior consent of the holders of at least 75% of the outstanding Series A convertible preferred stock from $12,000,000 to $15,300,000. On August 9, 2007, we also entered into a consent with the holders of a majority of outstanding principal value of our 2006 secured convertible notes and the holders of a majority of outstanding principal value of our 2007 secured convertible notes to allow us to incur an increased amount of indebtedness sufficient to permit us to issue additional notes in an aggregate principal amount not to exceed $3.5 million and ranking on a pari passu basis with the secured convertible notes as to payment and security. The consent also directed the collateral agent for the holders of the secured convertible notes to consent to and enter into an amendment and restatement of the existing security agreement and contingent license agreement so that the holders of the additional notes would have a pari passu position with the holders of the secured convertible notes.

        In connection with the Financing, we entered into a second amended and restated security agreement with the collateral agent on behalf of itself and the holders of all of our secured promissory notes, pursuant to which we granted liens against certain assets related to our NMP22 product line. The security interest covers cell lines, equipment, inventory and general intangibles related to the NMP22 product line, as well as proceeds from the sale of the product line. We also entered into a second amended and restated contingent license agreement with the collateral agent, granting license rights in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. In connection with the Financing, the holders of the Series C notes directed the collateral agent, at the closing of the asset sale to (i) release existing collateral, terminate the second amended and restated security agreement, terminate the second amended and restated contingent license agreement and terminate existing UCC-1 financing statements, and (ii) enter into a pledge agreement, pursuant to which we will grant the collateral agent a security interest in shares of Inverness common stock equal in value to 150% of the outstanding amounts owed on the Series C notes. On August 31, 2007, we and the holders of a majority of outstanding principal value of the 2006 secured convertible notes and of the 2007 secured convertible notes entered into a consent that also directs the collateral agent, at the closing of the asset sale to (i) release existing collateral, terminate the second amended and restated security agreement, terminate the second amended and restated contingent license agreement and terminate existing UCC-1 financing statements, and (ii) enter into a pledge agreement, pursuant to which we will grant the collateral agent a security interest in shares of Inverness common stock equal in value to 150% of the outstanding amounts owed on the secured convertible notes.

        The Series C notes may become immediately due and payable in cash at a premium of 129% of the outstanding principal amount plus accrued interest and damages in the event we default under their terms. Potential defaults would include, among other things:

  •
  our failure to make payments as they become due;

  •
  our making an assignment for the benefit of creditors, or applying for or consenting to the appointment of a receiver or trustee for a substantial portion of our property or business or that of any subsidiary;

  •
  bankruptcy, insolvency or similar proceedings being filed by or against us or any subsidiary;

  •
  our default on our existing or future liabilities in excess of $250,000, including the secured convertible notes; and

  •
  a breach of any material term of any other transaction document we entered into with the purchasers of the Series C notes.

        The Series C notes provide that the holders may not issue a default notice (as defined in the Series C notes) for our failure to pay any of the secured convertible notes which become due as a result of the closing of a change of control transaction, such as the asset sale, until the later of (a) ten business days after a registration statement on Form S-3 is declared effective by the Securities and Exchange Commission for the resale by us of shares of Inverness common stock we receive as proceeds of the asset sale or (b) the date of the closing of the asset sale.

Twelve Months Ended December 31, 2006 Compared to Twelve Months Ended December 31, 2005

Revenues

	2005	2006	$ Change	% Change
Product Sales (net of allowances):
NMP22 BladderChek Test Sales	$7,686,000	$10,032,000	$2,346,000	31%
NMP22 Lab Test Kit Sales	857,000	1,057,000	200,000	23%
Other Product Sales	1,747,000	996,000	(751,000)	(43)%

Total Product Sales	10,290,000	12,085,000	1,795,000	17%
Alliance and Collaboration Revenue	125,000	110,000	(15,000)	(12)%

Total Revenue	$10,415,000	$12,195,000	$1,780,000	17%

        The increase in revenue in 2006 from the NMP22 BladderChek Test is the result of a $2,280,000 sales increase and a $66,000 favorable exchange rate impact. The $2,280,000 increase in NMP22 BladderChek Test sales is comprised of a $1,822,000 increase in volume, primarily in Germany, accompanied by a $458,000 increase in average selling prices. The increase in volume is primarily due to growth in both the Germany gynecology and urology markets. The average selling price increased in 2006 over the same period in 2005 because average selling prices increased in Germany due to favorable customer mix and because German sales, which have higher average selling prices than U.S. sales, increased as a percentage of total sales. NMP22 BladderChek Test sales accounted for approximately 90% of sales in the NMP22 product line in 2005 and 2006. The increase in revenue from our NMP22 Lab Test Kit sales is the result of a $196,000 increase, principally the result of increased unit volume, and a $4,000 favorable exchange rate impact. We included in the category of lab test kit sales in 2005 the sale by Diagnostic Products Corporation in Germany of a fully automated laboratory test incorporating our NMP22 technology that Diagnostic Products Corporation manufactured and sold for use on its automated laboratory analyzers. We terminated our Product Supply and Marketing Agreement with Diagnostic Products Corporation effective December 31, 2005.

        The decrease in revenue from our non-NMP22 products (listed in the table above as Other Product Sales) is mainly due to a decrease in the sales volume of third party allergy products in Germany. Our distribution agreement with Hitachi Chemical Diagnostics, Inc. was terminated effective September 30, 2005. In the fall of 2005, our German subsidiary began selling allergy products manufactured by another company. We expect sales of these allergy products by our German subsidiary to continue for at least the near term. However, we expect our Other Product Sales will continue to decline and to be substantially lower than in the periods prior to termination of the Hitachi agreement due to lower product sales volumes. If we do not continue to sell another allergy product line, our Other Product Sales in future quarters would likely further decrease and become insignificant to our revenues.

        When we have sufficient history to estimate product returns for a distributor, we recognize revenue when we ship our NMP22 BladderChek Tests to that distributor. In 2006, we sold approximately $363,000 of our NMP22 BladderChek Tests to distributors for which we had sufficient history to estimate returns and approximately $130,000 to distributors for which we did not have such history. Accordingly, $130,000 of shipments were recorded as deferred revenue and will be recognized as revenue when the distributor reports to us that it no longer has the product, when we determine the shelf life of the product has expired (each indicating that the possibility of return is remote) or after we have ten quarters of experience with an individual distributor. At December 31, 2005 and 2006, $212,000 and $91,000 remained in deferred product revenue, respectively.

        In 2006, we determined that we had sufficient history to estimate product returns for three additional distributors and, therefore, we are now recognizing revenue when we ship our NMP22 BladderChek Tests to these distributors. We have also recognized all deferred revenue relating to our NMP22 BladderChek Test shipments to these distributors for the period ended December 31, 2006. This has resulted in our recognizing $172,000 of NMP22 BladderChek Test shipments to distributors which previously would have been in deferred revenue.

        Deferred collaboration revenue represents upfront non-refundable payments that are recognized as we complete our performance obligations.

        Deferred revenue consists of the following:

	2005	2006	$ Change	% Change
Alliance and Collaboration revenue	$716,000	$706,000	$(10,000)	(1)%
Deferred product revenue	212,000	91,000	(121,000)	(57)%

	$928,000	$797,000	$(131,000)	(14)%

        The decrease in the deferred product revenue from December 31, 2005 to December 31, 2006 is a result of an increase in the number of distributors for which we have sufficient history to estimate product returns, allowing us to recognize revenue currently from prior sales to those distributors. Deferred product revenue also decreased because distributors for which we do not have sufficient history to estimate product returns shipped more NMP22 BladderChek Tests to end user customers than we shipped in the same period to these distributors. Unless we change distributors or add significant new distributors, we expect our deferred product revenue will continue to decrease as we gain sufficient history with our current distributors.

Cost of Product Sales

	2005	2006	$ Change	% Change
Product Sales	$10,290,000	$12,085,000	$1,795,000	17%
Cost of Product Sales	3,085,000	3,122,000	37,000	1%

Gross Profit on Product Sales	$7,205,000	$8,963,000	$1,758,000	24%

Gross Profit Margin on Product Sales	70%	74%
Cost of Product Sales as a % of Product Sales	30%	26%

        Cost of product sales includes payroll-related expenses, product materials, rent and related expenses, supplies, depreciation of fixed assets used in production as well as royalties paid to third parties. Gross profit on product sales is calculated by deducting the cost of product sales from product sales. The decrease in cost of product sales on a percentage basis and the increase in our gross profit margin on product sales is largely the result of increased sales of higher margin NMP22 products worldwide as a percentage of total sales.

Research & Development and Clinical & Regulatory Expenses

	2005	2006	$ Change	% Change
Research & Development and Clinical & Regulatory Expenses	$2,863,000	$2,869,000	$6,000	0.2%

        Research & development and clinical & regulatory expenses include the salaries and related overhead of our research and clinical personnel, laboratory supplies, payments to third parties and sites to help us execute clinical trials, depreciation of research related equipment, legal expenses related to filing and prosecuting patents, other direct expenses and an allocation of our occupancy and related expenses based on the square footage occupied by our research & development staff, their laboratories and clinical & regulatory staff. All of our historical research and development programs were similar in nature as they were based on our common protein discovery technology. As a result, a significant finding in any one cancer type might have provided a similar benefit across all programs. Accordingly, we have not tracked our research and development costs by individual research and development programs. However, since our breast cancer program was our only active development program between 2004 and October 2007, at least 90% of our research spending was directed to that program. Research & development and clinical & regulatory expenses increased slightly in 2006 compared to 2005 primarily due to a $41,000 increase in consultant costs, a $40,000 increase in utilities and a $5,000 increase in payroll related costs offset by a $25,000 decrease in site payment costs, a $24,000 decrease in research testing costs, a $21,000 decrease in repairs and maintenance and a $9,000 decrease in patent-related expenses.

Selling, General and Administrative Expenses

	2005	2006	$ Change	% Change
Gross Profit on Product Sales	$7,205,000	$8,963,000	$1,758,000	24%
Selling, General and Administrative Expenses	12,197,000	14,234,000	2,037,000	17%
SG&A as a % of Gross Profit on Product Sales	169%	159%

        SG&A expenses increased in 2006 compared to 2005 primarily due to a $1,042,000 increase in payroll-related costs resulting principally from increased headcount, mainly to support greater direct sales efforts described above, a $730,000 increase in sales-related marketing expenses, a $170,000 increase in professional fees, and a $114,000 increase in temporary help costs offset by a $221,000 decrease in recruiting and relocation fees. The $1,042,000 increase in payroll-related costs also includes a $138,000 increase in stock-based compensation costs now required to be expensed under SFAS 123R.

        We believe that a decrease in our SG&A expenses as a percentage of our gross profit on product sales from 169% in 2005 to 159% in 2006 is a useful measure of our performance.

Operating Loss

	2005	2006	$ Change	% Change
Operating Loss	$7,670,000	$8,030,000	$360,000	5%

        The operating loss increased primarily due to an increase in SG&A expenses which was not completely offset by higher gross profits on product sales.

Interest Income

	2005	2006	$ Change	% Change
Interest Income	$120,000	$136,000	$16,000	13%

        Interest income increased over 2005 primarily due to higher interest rates.

Interest Expense

	2005	2006	$ Change	% Change
Interest Related to convertible debentures:
Interest Paid in Stock	$137,000	$39,000	$(98,000)	(72)%
Interest Accrued on 2006 secured convertible notes	—	902,000	902,000	100%
Non-Cash Charges to Interest Expense	2,077,000	3,030,000	953,000	46%

Total	$2,214,000	$3,971,000	$1,757,000	79%
Interest Related to Other Debt:
Interest Paid in Cash	$1,000	$16,000	$15,000	1500%

Total Interest Expense	$2,215,000	$3,987,000	$1,772,000	80%

        The interest paid in stock in 2005 related to the convertible debentures, which were fully paid by March 31, 2006. The amount reflected for interest paid in stock in 2006 relates primarily to the 2006 secured convertible notes which were converted in the period.

        The amount recorded in 2006 for interest accrued on secured convertible notes represents unpaid interest related to the 2006 secured convertible notes, which interest was due and payable on January 13, 2007.

        The non-cash charges in 2006 increased compared to 2005 primarily due to the increase in non-cash charges to interest related to the 2006 secured convertible notes, as further discussed below.

2006 Secured Convertible Notes

        In January 2006, we sold our 2006 secured convertible notes and recorded approximately $6,001,000 of related non-cash charges which are being recorded in our statement of operations over the life of the debt. As of December 31, 2006, approximately $2,757,000 of the $6,001,000 non-cash charges and deferred financing costs have been amortized and recorded as interest expense and we scheduled the remaining $3,244,000 to be amortized using the effective interest rate method over the remaining quarters through the then-final payment due date in December 2008 (approximately $2,372,000 and $872,000 in 2007 and 2008, respectively). On January 22, 2007 the scheduled maturity date for the 2006 secured convertible notes was shortened to December 13, 2007.

        Non-cash charges to interest expense for 2006 related to the 2006 secured convertible notes and consisted of:

  •
  $419,000 of amortized deferred financing costs, which contributed to reducing the original $912,000 balance of deferred financing costs to $493,000 at December 31, 2006; and

  •
  $2,338,000 of amortized debt discount, which contributed to reducing the $5,089,000 of debt discount to $2,751,000 at December 31, 2006.

        The following table demonstrates the accounting for the 2006 secured convertible notes and related discounts from the date of issuance, January 13, 2006, to December 31, 2006.

Value of Notes
Original Value of 2006 secured convertible notes	$6,998,000
Discounts Recorded in 2006	(5,089,000)
2006 Amortization of Discounts	2,338,000
Payment in Stock	(880,000)

Carrying Value of 2006 secured convertible notes at 12/31/06	$3,367,000

Mark-to-Market Adjustment from Warrants

	2005	2006	$ Change	% Change
Mark-to-market Adjustment From Warrants	$1,900,000	—	$(1,900,000)	(100)%

        Mark-to-market adjustment from warrants represents the net decrease in fair value of the warrants we issued in connection with our Series A convertible preferred stock in March 2005. Transaction costs of $390,000 were allocated to the warrants and expensed upon closing of the transaction, offsetting subsequent mark-to-market warrant adjustments.

Mark-to-Market Adjustment From Registration Rights

	2005	2006	$ Change	% Change
Mark-to-market adjustment from registration rights	—	$55,000	$55,000	100%

        Mark-to-market adjustment from registration rights represents the change in the estimated fair value of the registration rights liability associated with our sale of the 2006 secured convertible notes.

Net Loss

	2005	2006	$ Change	% Change
Net Loss	$7,865,000	$11,935,000	$4,070,000	52%
Net Loss Attributable to Common Shareholders	$9,492,000	$11,935,000	$2,443,000	26%

        Net loss increased in 2006 as compared to 2005 primarily due to increased SG&A expenses as well as increased non-cash interest charges related to the 2006 secured convertible notes partially offset by the increase in revenues and gross profits on product sales. Net loss attributable to common shareholders also increased due to the above mentioned factors. The difference between net loss and net loss attributable to common shareholders in 2005 was caused by the amount of the beneficial conversion feature of the Series A convertible preferred stock, which was immediately accreted as a deemed dividend for the Series A convertible preferred stock on the date of issuance since the preferred stock was convertible into common stock from the date of issuance.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2005

Revenues

	2004	2005	$ Change	% Change
Product Sales (net of allowances):
NMP22 BladderChek Test Sales	$4,466,000	$7,686,000	$3,220,000	72%
NMP22 Lab Test Kit Sales	903,000	857,000	(46,000)	(5)%
Other Product Sales	1,906,000	1,747,000	(159,000)	(8)%

Total Product Sales	7,275,000	10,290,000	3,015,000	41%
Alliance and Collaboration Revenue	208,000	125,000	(83,000)	(40)%

Total Revenue	$7,483,000	$10,415,000	$2,932,000	39%

        The increase in revenue in 2005 from the NMP22 BladderChek Test is the result of a $3,240,000 sales increase offset by a $20,000 unfavorable exchange rate impact. The $3,240,000 increase in NMP22 BladderChek Test sales is comprised of a $3,661,000 increase in volume, primarily in the U.S and Germany, offset by a $421,000 decrease in average selling prices. Our volume growth is the result of expanding our direct-to-the-doctor sales staff in the U.S., continuing our direct-to-the-doctor selling activity in Germany and obtaining additional reimbursement coverage by health plan insurance payors throughout the United States. The average selling price decreased in 2005 over the same period in 2004 because average selling prices decreased in the U.S. due to sales growth in states with lower reimbursement levels. NMP22 BladderChek Test sales accounted for approximately 90% of sales in the NMP22 product line in 2005, compared to 83% in 2004. The decrease in revenue from our NMP22 Lab Test Kit sales is primarily the result of a decrease in sales by Diagnostic Products Corporation in Germany of a fully automated laboratory test incorporating our NMP22 technology that Diagnostic Products Corporation manufactured and sold for use on its automated laboratory analyzers. We terminated our Product Supply and Marketing Agreement with Diagnostic Products Corporation effective December 31, 2005.

        The decrease in revenue from our non-NMP22 products (listed in the table above as Other Product Sales) is mainly due to a decrease in sales volume of third party allergy and other diagnostic products, principally in Germany. Our distribution agreement with Hitachi Chemical Diagnostics, Inc. was terminated effective September 30, 2005. In the fall of 2005, our German subsidiary began selling allergy products manufactured by another company but sales volumes were not at as high as with the Hitachi products.

        When we have sufficient history to estimate product returns for a distributor, we recognize revenue when we ship our NMP22 BladderChek Tests to that distributor. In 2005, we sold approximately $173,000 of our NMP22 BladderChek Tests to distributors for which we had sufficient history to estimate returns. In 2005, we sold $423,000 of our NMP22 BladderChek Tests to certain distributors for which we did not have sufficient history to estimate returns. Accordingly, those shipments were recorded as deferred revenue and will be recognized as revenue when the distributor reports to us that it no longer has the product, when we determine the shelf life of the product has expired (each indicating that the possibility of return is remote) or after we have ten quarters of experience with an individual distributor. At December 31, 2004 and 2005, $285,000 and $212,000 remained in deferred product revenue, respectively.

        In 2005, we determined that we had sufficient history to estimate product returns for eleven of our distributors and therefore are now recognizing revenue when we ship our NMP22 BladderChek Tests to these distributors. We have also recognized all deferred revenue relating to our NMP22 BladderChek Test shipments to these distributors for the period ended December 31, 2005. This resulted in our recognizing $173,000 of NMP22 BladderChek Test shipments to distributors which previously would have been in deferred revenue.

        Alliance and collaboration revenue decreased by $83,000 principally because the amortization of prepaid marketing fees for a distribution agreement ended in 2004. Deferred collaboration revenue represents upfront non-refundable payments that are recognized as we complete our performance obligations.

        Deferred revenue consists of the following:

	2004	2005	$ Change	% Change
Alliance and Collaboration revenue	$738,000	$716,000	$(22,000)	(3)%
Deferred product revenue	285,000	212,000	(73,000)	(26)%

	$1,023,000	$928,000	$(95,000)	(9)%

        The decrease in the deferred product revenue from 2004 to 2005 is a result of an increase in the number of NMP22 BladderChek Tests our distributors shipped, as well as an increase in the number of distributors for which we have sufficient history to estimate product returns.

Cost of Product Sales

	2004	2005	$ Change	% Change
Product Sales	$7,275,000	$10,290,000	$3,015,000	41%
Cost of Product Sales	2,580,000	3,085,000	505,000	20%

Gross Profit on Product Sales	$4,695,000	$7,205,000	$2,510,000	53%

Gross Profit Margin on Product Sales	65%	70%
Cost of Product Sales as a % of Product Sales	35%	30%

        Cost of product sales includes payroll-related expenses, product materials, rent and related expenses, supplies, depreciation of fixed assets used in production as well as royalties paid to third parties. Gross profit is calculated by deducting the cost of product sales from product sales. The decrease in cost of product sales on a percentage basis and the increase in our gross profit margin on product sales is largely the result of increased sales of higher margin NMP22 products worldwide as a percentage of total sales.

Research & Development and Clinical & Regulatory Expenses

	2004	2005	$ Change	% Change
Research & Development, Clinical & Regulatory Expenses	$2,726,000	$2,863,000	$137,000	5%

        Research & development and clinical & regulatory expenses include the salaries and related overhead of our research and clinical personnel, laboratory supplies, payments to third parties and sites to help us execute clinical trials, depreciation of research related equipment, legal expenses related to filing and prosecuting patents, other direct expenses and an allocation of our occupancy and related expenses based on the square footage occupied by our research & development staff, their laboratories and clinical & regulatory staff. All of our historical research and development programs were similar in nature as they were based on our common protein discovery technology. As a result, a significant finding in any one cancer type might have provided a similar benefit across all programs. Accordingly, we have not tracked our research and development costs by individual research and development programs. However, since our breast cancer program was our only active development program between 2004 and October 2007, at least 90% of our research spending was directed to that program. Research & development, and clinical & regulatory expenses increased in 2005 compared to 2004 primarily due to a $231,000 increase in payroll-related costs, partially offset by an $86,000 decrease in lab supply costs.

Selling, General and Administrative Expenses

	2004	2005	$ Change	% Change
Gross Profit on Product Sales	$4,695,000	$7,205,000	$2,510,000	53%
Selling, General and Administrative Expenses	10,545,000	12,197,000	1,652,000	16%
SG&A as a % of Gross Profit on Product Sales	225%	169%

        SG&A expenses grew primarily due to a $710,000 increase in payroll-related costs resulting from increased headcount for our direct-to-the-doctor sales force and an $833,000 increase in sales-related marketing expenses.

        We believe that a decrease in our SG&A expenses as a percentage of our gross profit on product sales from 225% in 2004 to 169% in 2005 is a useful measure of our performance.

Operating Loss

	2004	2005	$ Change	% Change
Operating Loss	$8,368,000	$7,670,000	$(698,000)	(8)%

        Our operating loss decreased primarily due to higher gross profit offset by increased SG&A expenses discussed above.

Interest Income

	2004	2005	$ Change	% Change
Interest Income	$98,000	$120,000	$22,000	22%

        Interest income increased slightly in 2005 over 2004 due to higher interest rates.

Interest Expense

	2004	2005	$ Change	% Change
Interest Related to Convertible Debentures:
Interest Paid (or to be Paid) in Stock	309,000	137,000	(172,000)	(56)%
Non-Cash Charges to Interest Expense	2,536,000	2,077,000	(459,000)	(18)%

Total	$2,845,000	$2,214,000	$(631,000)	(22)%
Interest Related to Other Debt:
Interest Paid in Cash	$8,000	$1,000	$(7,000)	(88)%

Total Interest	$2,853,000	$2,215,000	$(638,000)	(22)%

        We completed a $5.0 million private placement of convertible debentures in March of 2003 and, subsequent to issuance, recorded an additional $4.6 million of non-cash charges related to the convertible debentures which was charged to our income statement through March 2006. As of December 31, 2005, approximately $4.9 million of the $5.0 million non-cash charges and deferred financing costs had been amortized and charged as interest expense and the remaining $0.1 million remained to be amortized using the effective interest rate method during the first quarter of 2006.

        All of the 2005 quarterly interest payments (totaling $152,000) were made in stock, and all of the 2005 monthly principal repayments of $192,000 each (totaling $2,308,000 at December 31, 2005) were made in stock.

        Non-cash charges to interest expense in 2005 consisted of:

  •
  $112,000 of amortized deferred financing costs, which contributed to reducing the original $475,000 balance of deferred financing costs to $7,000 at December 31, 2005;

  •
  $335,000 of non-cash charges to record the discount from fair value when making the principal and interest repayments on the convertible debentures in stock rather than cash;

  •
  $1,630,000 of amortized debt discount, which contributed to reducing the $4,558,000 of debt discount on our $5,000,000 convertible debentures to $134,000 at December 31, 2005. This debt discount comprises the following: the fair value allocated to the warrants issued in conjunction with the convertible debentures, the charge to account for the beneficial conversion feature recorded at the date the convertible debentures were entered into, and additional charges to account for the beneficial conversion feature recorded in the fourth quarter of 2003, the first quarter of 2004 and the first quarter of 2005 as a result of the triggering of the anti-dilution provisions.

  Mark-to-Market Adjustment from Warrants

	2004	2005	$ Change	% Change
Mark-to-market Adjustment from Warrants	—	$1,900,000	$1,900,000	100%

        Mark-to-market adjustment from warrants represents the net decrease in fair value of the 2005 Warrants we issued in connection with our Series A convertible preferred stock in March 2005. Transaction costs of $390,000 were allocated to the warrants and expensed upon closing of the transaction, offsetting subsequent mark-to-market warrant adjustments.

Net Loss

	2004	2005	$ Change	% Change
Net Loss	$11,123,000	$7,865,000	$(3,258,000)	(29)%
Net Loss Attributable to Common Shareholders	$11,123,000	$9,492,000	$(1,631,000)	(15)%

        The net loss decreased primarily due to increased SG&A expenses partially offset by the increase in revenues and mark-to-market adjustment from warrants. The net loss attributable to common shareholders decreased primarily due to the increase in revenues and mark-to-market adjustment from warrants offset by increased SG&A expenses and the Series A convertible preferred stock deemed dividend arising from the beneficial conversion feature charge associated with this preferred stock. The amount of the beneficial conversion feature was immediately accreted as a deemed dividend for the Series A convertible preferred stock on the date of issuance since the preferred stock is immediately convertible. The deemed dividends have been reflected as an adjustment to net loss attributable to common shareholders on our consolidated statements of operations.

Contractual Obligations

        Our future commitments as of December 31, 2006 are as follows:

		Payment Due by
Period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Arrangements	$2,229,000	$604,000	$1,608,000	$17,000	$—
Capital Lease Arrangements	56,000	24,000	32,000	—	—
Debenture Obligations	7,943,000	4,896,000	3,047,000	—	—
Purchase Commitments	1,684,000	648,000	1,036,000	—	—
Service Agreement Commitments	31,000	24,000	7,000	—	—

Total	$11,943,000	$6,196,000	$5,730,000	$17,000	$—

        The $7.9 million of debenture obligations reflected in the above table primarily consist of $6.1 million of principal payments on the 2006 secured convertible notes as well as $1.8 million of interest on the 2006 secured convertible notes. In January 2007, when we sold our 2007 secured convertible notes, we incurred an additional $4.4 million of debt. For more current information about our debt obligations, see Note 5 to Matritech's unaudited financial statements as of September 30, 2007, which are included elsewhere in this proxy statement/prospectus.

        On November 3, 2006, we executed a supply agreement with Inverness which contains purchase commitments totaling approximately $1,684,000 over the next two years.

        Service agreement commitments include primarily service and maintenance contracts related to manufacturing and research operations and equipment. The majority of the service agreement commitments do not extend past one year and no commitment exceeds $10,000 for any single vendor.

        The $2.2 million of operating lease arrangements reflected in the above table primarily consist of $1.7 million for the lease agreement for our corporate headquarters in Newton, Massachusetts, which expires in December 2010, as well as $377,000 for the lease agreement for our office in Freiburg, Germany, which expires in January 2011.

        We have no material capital expenditure commitments.

        Our intention is to pay the interest and principal on our secured convertible notes in stock so long as we meet the applicable stock payment conditions.

Off-Balance Sheet Arrangements

        We have not created, and are not party to, any special-purpose or off-balance sheet entities or arrangements for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated (to the extent of our ownership interest therein) into our financial statements. However, since inception, we have raised capital through issuance of common stock, preferred stock and convertible debentures. All those arrangements include issuance of warrants. Warrants are instruments that qualify as off-balance sheet arrangements. We have provided further details about those arrangements in Note 5 to our audited financial statements as of December 31, 2006, which are included elsewhere in this proxy statement/prospectus.

Critical Accounting Policies and Estimates

        The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these consolidated financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality and assuming that we will continue as a going concern. However, since application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties, actual results could differ, potentially materially, from these estimates.

        Historically, there have been no material changes in the assumptions or methodologies used to determine our estimates. Our estimates have not been materially different from the actual experiences. On a quarterly basis, we analyze the assumptions and the underlying data used in our methodologies that determine our estimates. We do not currently expect any material change in the assumptions or methodologies that are used to determine our estimates.

        We believe that the accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve significant judgments and estimates used in the preparation of our consolidated financial statements. An accounting policy is deemed to be critical if it requires a judgment or accounting estimate to be made based on assumptions about matters that are highly uncertain, and if different estimates that could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements.

Stock-Based Compensation Expense

        Effective January 1, 2006, we account for employee stock-based compensation costs in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. We utilize the Black-Scholes option pricing model to estimate the fair value of employee stock based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Further, as required under SFAS 123R, we now estimate forfeitures for options granted, but which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our stock-based compensation.

Revenue Recognition

        We recognize revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, Revenue Recognition, and the Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We recognize revenue when the following criteria have been met:

  1.
  Persuasive evidence of an arrangement exists;

  2.
  Delivery has occurred and risk of loss has passed to our customers;

  3.
  Our price to the customer is fixed or determinable; and

  4.
  Collectibility is reasonably assured.

        When determining whether risk of loss has transferred to customers on product sales, we evaluate both the contractual terms and conditions of our sales agreements as well as our business practices. When determining whether collectibility is reasonably assured, we evaluate the facts and circumstances associated with the individual transaction. Factors we consider differ depending on the nature of the customer (end-user versus distributor), nature of the product (well established or relatively new), size of the transaction, whether we have a past history with the customer and the geographic location of the customer. These general principles are applied somewhat differently in three different circumstances:

  (a)
  Sales of Laboratory Test Kits (whether to distributors or end-users)

        Sales of Laboratory Test Kits include our NMP22 Lab Test Kit which we have manufactured and sold directly to end-user laboratories and to distributors since 1995 and non-NMP22 products which consist of various diagnostic products made by others, purchased by us and resold by us to end-user laboratories, principally in Germany. For these well established products, we record revenue when the product is shipped and the above-noted requirements of SAB 104 are met. None of these products has any significant risk that regulatory approvals, reimbursement arrangements or inadequate physician education will prevent laboratory customers from successfully using the product. For sales of these products to distributors and end-user laboratories, we evaluate our prior collection history with the customer and occasionally obtain credit reports from external sources. We closely monitor our accounts receivable aging for these customers and establish reserves for significantly aged accounts if we believe the account is uncollectible. Our collection history has been favorable and we have not been required to establish material bad debt provisions for our end-user laboratory customers or for distributors of this product.

  (b)
  Sales of NMP22 BladderChek Test to end-users

        Our NMP22 BladderChek Test is a point-of-care bladder cancer test that we have manufactured and sold since 2001. Because it is our first point-of-care diagnostic test for any type of cancer, it can only be sold successfully if a commercially supportive marketplace has been established (e.g., appropriate regulatory approvals, reimbursement arrangements and physician education are in place).

        Sales of NMP22 BladderChek Test to end-user physicians are made in Germany and the United States because we have made significant investments to create a commercially supportive marketplace in each country. Despite these efforts, we have found that some physician customers demand a right of return because after product delivery they are not ready or able to utilize the product in their practice in the way they expected before their purchase. We have also found that some physician customers are less creditworthy than others. Due to the high volume and small size of these sales, we generally do not perform credit checks on potential customers but instead establish credit limits and closely monitor the aging of our receivable balances for these customers. If a physician customer account ages beyond 90 days, the customer will be put on credit hold and no further revenue will be recognized related to that customer until their greater than 90 day outstanding balances are paid in full.

        While we record revenue when the product is shipped and the above-noted requirements of SAB 104 are met, at the same time we establish reserves for returns and non-payment based on our credit and collection history. These reserves are recorded as a reduction of revenue, and we regularly adjust the reserves based on our actual experience. To date, our historical calculations of the size of required reserves have been consistent with our actual experience.

  (c)
  Sales of NMP22 BladderChek Test to distributors

        Sales of NMP22 BladderChek Test to distributors began in late 2001 to reach markets other than Germany and the United States. Like us, each of these distributors has needed to make a significant investment to start-up and establish a commercially supportive marketplace in order to successfully sell the NMP22 BladderChek Test to physicians. While distributors for this product are typically established companies with experience in selling medical products, we discovered that the time required to create a commercially supportive marketplace in their territory was longer than they expected and that the new distributor's initial sales were less than they projected. Such delays put their initial purchases of NMP22 BladderChek Tests at risk of expiration and over the years, despite our contractual prohibitions against returns, some have asked us to exchange their inventory for newer inventory in order to avoid a loss.

        Business practices such as agreeing to product exchanges may indicate the existence of an implied right to return the product even if there are no such contractual provisions for product returns. We treat such practices, whether contractual or implied, as conveying a right of return and will establish provisions for returns when reasonable and reliable estimates can be made. In accordance with SAB 104, where we do not have sufficient history to make reasonable and reliable estimates of returns, as is the case with distributors with whom we do not have a ten quarter history, we defer revenue until the distributor reports to us that it no longer has the product or we determine the shelf life of the product has expired (each indicating that the possibility of return is remote). After we have ten quarters of experience with an individual distributor, we recognize any remaining deferred revenue related to that distributor and subsequently recognize revenue upon shipment to that distributor. Shipments recorded as deferred revenue were approximately $423,000 in 2005, approximately $130,000 in 2006 and approximately $83,000 in the first nine months of 2007.

        As with our other distributor customers, we closely monitor our accounts receivable aging for these customers and establish reserves for significantly aged accounts if we believe the account is uncollectible. Our collection history has been favorable and we have not been required to establish material bad debt provisions for our significant distributor customers.

        We generate alliance and collaboration revenue primarily through collaborative license and development agreements with strategic partners for the development and commercialization of our product candidates. The terms of these agreements typically include non-refundable license fees, funding of research and development, payments based upon achievement of certain milestones, payments for product manufacturing and royalties on net product sales. We examine revenue arrangements where multiple products or services are sold together under one contract to determine if each element represents a separate unit of accounting as defined in EITF 00-21. EITF 00-21 requires the following criteria to be met for an element to represent a separate unit of accounting:

  1.
  The delivered items have value to a customer on a stand-alone basis;

  2.
  There is objective and reliable evidence of the fair value of the undelivered items; and

  3.
  Delivery or performance is probable and within the control of the vendor for any delivered items that have a right of return.

        In the event that an element of a multiple element arrangement does not represent a separate earnings process and a separate unit of accounting, we recognize revenue from that element over the term of the related contract or as the undelivered items are delivered.

        Where we have continuing performance obligations under the terms of a collaborative arrangement, we recognize non-refundable license fees as revenue over the period during which we complete our performance obligations. We recognize revenues from milestone payments related to arrangements under which we have no continuing performance obligations upon achievement of the related milestone only if all of the following conditions are met: the milestone payments are non-refundable; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions is not met, we defer the milestone payments and recognize those amounts as revenue over the term of the arrangement as we complete our performance obligations.

        We recognize payments received from collaborative partners for research and development services performed by us as revenue on a straight line basis (unless evidence indicates an alternative earnings pattern can be demonstrated) over the term of the arrangement or the expected service period, whichever is longer. We recognize revenue from royalty payments upon the receipt of data from the licensees in accordance with the related license agreement supporting the amount of and basis for such royalty payments to us.

  Valuation Allowances

        Inventory.    We value our inventory account balances at the lower of cost or net realizable value. We analyze inventory levels quarterly, review inventory account balances and compare those amounts with sales forecasts and projections, historical revenue trends and shelf life of items in inventory. This analysis involves our estimates of future cash flows which are highly judgmental and may differ from actual cash flows. We dispose of inventory with a life in excess of its shelf life and we write the related costs off. If actual market conditions are less favorable than those we project, additional inventory writedowns may be required.

        Accounts Receivable.    We periodically review outstanding balances in accounts receivable to determine future collections. Management determines an allowance for uncollectible accounts based on our historical experience, current business conditions and expected future collections. In the event circumstances change that affect the assumptions underlying this allowance, we might be required to take additional write-offs of our accounts receivable balances. With the transition in our U.S. operations to a direct sales force, we have been exposed to a greater volume of transactions which we expect to improve our concentration of credit risk but this benefit has been offset by an extended collection cycle.

        Impairment of Long-Lived Assets and Goodwill.    Our policy regarding long-lived assets is to evaluate the recoverability or usefulness of these assets when the facts and circumstances suggest that these assets may be impaired. In conducting this analysis we rely on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. The test of recoverability or usefulness is a comparison of the asset value to the undiscounted cash flow of its expected cumulative net operating cash flow over the asset's remaining useful life. We treat any write-downs as permanent reductions in the carrying amount of the asset and we recognize an operating loss. To date, we have had recurring operating losses and the recoverability of our long-lived assets is contingent upon executing our business plan that includes, among other factors, significantly increasing sales. If we are unable to execute our business plan, we may be required to write down the value of our long-lived assets in future periods.

        Income Tax.    We record deferred tax assets and liabilities based on the net tax effects of tax credits, operating loss carryforwards, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We then assess the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent that we determine that recovery is not likely, a valuation allowance is established. The valuation allowance is based on estimates of taxable income by jurisdiction in which we operate and the period over which deferred tax assets will be recoverable. Through September 30, 2007, we believe it is more likely than not that all of our deferred tax assets will not be realized and, accordingly, have recorded a valuation allowance against all deferred tax assets. If results of operations in the future indicate that some or all of the deferred tax assets will be recovered, the reduction of the valuation allowance will be recorded as a tax benefit during one or over many periods.

Recent Accounting Pronouncements

        In January 2006, we adopted SFAS 123R and SAB No. 107, Share-Based Payment. These standards require that all share-based payments to employees, including grants of employee stock options, be recognized in the statement of operations based on their fair values. The adoption of these standards did have a material effect on our financial position and results of operations.

        In January 2006, we adopted SFAS No. 154, Accounting Changes and Error Corrections, which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles. This statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The adoption of SFAS No. 154 did not have a material effect on our financial position, results of operations or cash flows.

        In January 2006, we adopted SFAS No. 151, Inventory Costs, which amends Accounting Research Bulletin No. 43, Chapter 4. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

        In June 2006, the EITF reached a consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 became effective as of January 1, 2007. The adoption of this standard did not have a material adverse effect on our financial position, results of operations or cash flows.

        We adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, on January 1, 2007. This interpretation prescribes new methodology by which we must measure, report, present, and disclose in our financial statements the effects of any uncertain tax return reporting positions that we have taken or expect to take. The interpretation requires financial statement reporting of the expected future tax consequences of uncertain tax return reporting positions on the presumption that all relevant tax authorities possess full knowledge of the tax reporting positions as well as all of the pertinent facts and circumstances, but it prohibits any discounting of these effects for the time value of money. In addition, the interpretation also mandates expanded financial statement disclosure about uncertainty in tax reporting positions. The adoption of FIN 48 did not have a material effect on our financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. This standard is effective for all financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS 157 could have on our financial position, results of operations or cash flows.

        In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement. This standard addresses quantifying the financial statement effect of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. This standard is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on our financial position, results of operations or cash flows.

        In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements, which addresses an issuer's accounting for registration payment arrangements. FSP No. EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in FSP No. EITF 00-19-2 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. FSP No. EITF 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles (GAAP) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. FSP No. EITF 00-19-2 shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of FSP No. EITF 00-19-2. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP No. EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently evaluating the potential impact of this statement.

        In June 2007, the EITF reached a consensus on EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF 07-03 concludes that nonrefundable advance payments for future research and development activities should be deferred and capitalized until the goods have been delivered or the related services have been performed. If an entity does not expect the goods to be delivered or the services to be rendered, the capitalized advance payment should be charged to expense. This consensus is effective for fiscal years beginning after December 15, 2007. The initial adjustment to reflect the effect of applying the consensus as a change in accounting principle would be accounted for as a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We do not believe that our adoption of EITF 07-03 in the first quarter of 2008 will have a material impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk.

Investment Portfolio

        We own financial instruments that are sensitive to market and interest rate risks as part of our investment portfolio. We use this investment portfolio to preserve our capital until it is required to fund operations including, until October 2007, our research and development activities. We do not hold any of these market-risk sensitive instruments for trading purposes. Our investment policy prohibits investing in derivatives and limits the amount of credit exposure due to any one issue, issuer, and type of instrument.

        We invest our cash in securities classified as cash and cash equivalents. At December 31, 2005 and 2006, these securities totaled $1.8 million and $1.5 million, respectively, and included money market accounts and certificates of deposit. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations. A hypothetical 50 basis point decrease in interest rates would have resulted in a decrease in annual interest income and a corresponding increase in net loss of approximately $8,000 for the year ended December 31, 2006.

Foreign Exchange

        We translate the financial statements of our German subsidiary in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of our foreign subsidiary is the local currency (Euro). Accordingly, we translate all assets and liabilities of our foreign subsidiary using the applicable exchange rate at the balance sheet date except for intercompany receivables which are of long-term-investment nature, and capital accounts which are translated at historical rates. We translate revenues and expenses at average rates during the period to which they relate. We exclude adjustments resulting from the translation of the financial statements of our German subsidiary into U.S. Dollars from the determination of net income and we accumulate them in a separate component of stockholders' equity. We report foreign currency transaction gains and losses in the accompanying consolidated statements of operations and they are immaterial to the current results of operations. We had sales denominated in foreign currency of approximately $7,222,000, $5,622,000, and $4,348,000 for the periods ended December 31, 2006, 2005 and 2004, respectively.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        Matritech had no changes in or disagreements with accountants on accounting and financial disclosure during the fiscal years ended December 31, 2006 and 2005 or in the nine-month period ended September 30, 2007.

FUTURE MATRITECH STOCKHOLDER PROPOSALS

        Matritech anticipates holding its next Annual Meeting of Stockholders if the asset sale is not completed. Any proposals by Matritech stockholders intended for inclusion in the proxy statement to be furnished by Matritech to its stockholders entitled to vote at the next annual meeting of stockholders of Matritech pursuant to SEC Rule 14a-8 (if such meeting is held) must be received at Matritech's principal executive offices not later than December 26, 2007. Under Matritech's by-laws, the deadline for providing notice to Matritech of matters that stockholders otherwise desire to introduce at the next annual meeting of stockholders is April 10, 2008. In order to curtail controversy as to the date on which Matritech received a proposal, it is suggested that proponents submit their proposals by certified mail, return receipt requested, to Stephen D. Chubb, Chief Executive Officer, Matritech, Inc., 300 Nevada Street, Newton, MA 02460.

LEGAL MATTERS

        The validity of the securities Inverness is offering under this proxy statement/prospectus will be passed upon by Jay McNamara, Esq., Senior Counsel, Corporate & Finance of Inverness. Mr. McNamara owns an aggregate of approximately 2,663 shares of Inverness common stock, as well as options to purchase an additional 20,079 shares of Inverness common stock.

EXPERTS

        The consolidated financial statements of Inverness Medical Innovations, Inc. as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, and Inverness management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference in the proxy statement/prospectus constituting a part of this registration statement on Form S-4 have been audited by BDO Seidman, LLP, Inverness' independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Matritech, Inc. as of December 31, 2005 and December 31, 2006 and for each of the three years in the period ended December 31, 2006 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph related to Matritech, Inc.'s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Cholestech Corporation and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the current report on Form 8-K of Inverness dated as of July 20, 2007, which incorporates the Cholestech Corporation Annual Report on Form 10-K for the year ended March 30, 2007, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Biosite Incorporated as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, incorporated by reference in the Current Report on Form 8-K filed with the SEC on July 2, 2007, as amended on July 20, 2007, that is referenced in the proxy statement/prospectus constituting a part of this registration statement, have been audited by Ernst & Young LLP, Biosite Incorporated's independent registered public accounting firm, as set forth in its report incorporated herein by reference, and reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The combined balance sheets of Instant Technologies, Inc. and affiliates as of December 31, 2005 and 2006 and combined statements of income, general and administrative expenses, retained earnings, cash flows and supplementary information for the years ended December 31, 2005 and 2006, incorporated by reference in the proxy statement/prospectus constituting a part of this registration statement on Form S-4 have been audited by Colby & Company, PLC, Instant Technologies' independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Inverness and Matritech file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either Inverness or Matritech at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Inverness and Matritech are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

        Inverness has filed a registration statement on Form S-4 to register with the SEC the Inverness common stock to be issued to Matritech in the asset sale. This proxy statement/prospectus is a part of that registration statement and constitutes both a prospectus of Inverness and a proxy statement of Matritech for the special meeting of its stockholders. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Inverness, Inverness common stock and Matritech. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        The SEC allows Inverness to "incorporate by reference" information into this proxy statement/prospectus. This means that Inverness can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. Inverness does not incorporate the contents of its website into this proxy statement/prospectus.

        This proxy statement/prospectus incorporates by reference the documents listed below that Inverness has previously filed with the SEC. They contain important information about Inverness and its financial condition. The following documents, which were filed by Inverness with the SEC, are incorporated by reference into this proxy statement/prospectus:

  •
  Inverness' annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, as amended on Form 10-K/A on March 26, 2007 (including the information incorporated by reference therein from Inverness' definitive proxy statement filed with the SEC on April 9, 2007);

  •
  Inverness' quarterly report on Form 10-Q for the quarterly period ended March 31, 2007, filed with the SEC on May 10, 2007;

  •
  Inverness' quarterly report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the SEC on August 9, 2007;

  •
  Inverness' quarterly report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the SEC on November 8, 2007;

  •
  Inverness' current report on Form 8-K dated January 25, 2007, filed with the SEC on January 26, 2007;

  •
  Inverness' current report on Form 8-K dated March 12, 2007, filed with the SEC on March 16, 2007, as amended on April 23, 2007;

  •
  Inverness' current report on Form 8-K dated April 5, 2007, filed with the SEC on April 5, 2007;

  •
  Inverness' current report on Form 8-K dated April 25, 2007, filed with the SEC on April 30, 2007;

  •
  Inverness' current report on Form 8-K dated May 9, 2007, filed with the SEC on May 10, 2007;

  •
  Inverness' current report on Form 8-K dated May 11, 2007, filed with the SEC on May 11, 2007;

  •
  Inverness' current report on Form 8-K dated May 14, 2007, filed with the SEC on May 15, 2007;

  •
  Inverness' current report on Form 8-K dated May 9, 2007, filed with the SEC on May 15, 2007;

  •
  Inverness' current report on Form 8-K dated May 17, 2007, filed with the SEC on May 18, 2007;

  •
  Inverness' current report on Form 8-K dated May 17, 2007, filed with the SEC on May 23, 2007;

  •
  Inverness' current report on Form 8-K dated May 29, 2007, filed with the SEC on May 29, 2007;

  •
  Inverness' current report on Form 8-K dated June 4, 2007, filed with the SEC on June 4, 2007;

  •
  Inverness' current report on Form 8-K dated June 12, 2007, filed with the SEC on June 12, 2007;

  •
  Inverness' second current report on Form 8-K dated June 12, 2007, filed with the SEC on June 12, 2007;

  •
  Inverness' current report on Form 8-K dated June 26, 2007, filed with the SEC on July 2, 2007, as amended on July 20, 2007;

  •
  Inverness' current report on Form 8-K dated July 2, 2007, filed with the SEC on July 3, 2007;

  •
  Inverness' current report on Form 8-K dated July 20, 2007, filed with the SEC on July 20, 2007;

  •
  Inverness' current report on Form 8-K dated July 25, 2007, filed with the SEC on July 26, 2007;

  •
  Inverness' current report on Form 8-K dated August 7, 2007, filed with the SEC on August 7, 2007;

  •
  Inverness' current report on Form 8-K dated August 8, 2007, filed with the SEC on August 8, 2007;

  •
  Inverness' current report on Form 8-K dated August 27, 2007, filed with the SEC on August 28, 2007;

  •
  Inverness' current report on Form 8-K dated September 5, 2007, filed with the SEC on September 5, 2007;

  •
  Inverness' current report on Form 8-K dated September 12, 2007, filed with the SEC on September 17, 2007;

  •
  Inverness' current report on Form 8-K dated September 27, 2007, filed with the SEC on October 1, 2007;

  •
  Inverness' current report on Form 8-K dated October 2, 2007, filed with the SEC on October 2, 2007;

  •
  Inverness' current report on Form 8-K dated October 24, 2007, filed with the SEC on October 26, 2007; and

  •
  Inverness' current report on Form 8-K dated November 6, 2007, filed with the SEC on November 8, 2007.

        In addition, Inverness incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 7.01 or Item 8.01 of any current report on Form 8-K solely for purposes of satisfying the requirements of Regulation FD under the Exchange Act, as well as proxy statements.

        Inverness and Matritech also incorporate by reference the asset purchase agreement attached to this proxy statement/prospectus as Annex A, the plan of dissolution attached to this proxy statement/prospectus as Annex B, the certificate of amendment to Matritech's certificate of incorporation attached to this proxy statement/prospectus as Annex C and the opinion of Matritech's financial advisor, CIBC World Markets, attached to this proxy statement/prospectus as Annex D.

        Inverness has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Inverness, and Matritech has supplied all information contained in this proxy statement/prospectus relating to Matritech.

        You can obtain any of the documents incorporated by reference into this proxy statement/prospectus through Inverness, or from the SEC through the SEC's website at www.sec.gov. Documents incorporated by reference are available from Inverness without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. Matritech stockholders may request a copy of such documents by contacting Inverness at:

Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
Attention: Doug Guarino

        IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING, INVERNESS SHOULD RECEIVE YOUR REQUEST NO LATER THAN DECEMBER 5, 2007.

        We have not authorized anyone to give any information or make any representation about the asset sale proposal, the plan of dissolution proposal, the name change proposal or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Inverness common stock in the asset sale should create any implication to the contrary.

 MATRITECH, INC.

 MATRITECH, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31, 2006	September 30, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$1,460,403	$2,795,969
Accounts receivable less allowance of $152,043 and $79,505 in 2006 and 2007, respectively	1,266,481	1,504,559
Inventories	968,737	1,069,276
Prepaid expenses and other current assets	140,338	141,311

Total current assets	3,835,959	5,511,115
Property and equipment, net of accumulated depreciation of $2,512,627 and $2,737,387 in 2006 and 2007, respectively	768,038	632,790
Goodwill	132,615	132,615
Debt issuance costs	493,164	203,457
Other assets	276,099	234,793

Total assets	$5,505,875	$6,714,770

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Current maturities of notes payable	$17,884	$19,963
Current maturities of secured convertible notes	3,298,976	11,706,435
Accounts payable	1,271,534	1,612,564
Accrued expenses	2,373,006	2,834,695
Deferred revenue	156,335	128,442
Registration rights liability	324,953	—

Total current liabilities	7,442,688	16,302,099
Notes payable, less current maturities	26,740	11,506
Secured convertible notes, less current maturities	68,487	—
Deferred revenue	640,346	59,659
Other long term liabilities	123,754	144,306

Total liabilities	8,302,015	16,517,570

Commitments and Contingencies
Preferred Stock
Authorized—4,000,000 shares
Designated as Series A Convertible Preferred, $1.00 par value—1,426,124 shares
Issued and outstanding—81,399 shares in 2006 and 2007
Liquidation preference of $716,311 for Series A as of December 31, 2006 and September 30, 2007, respectively	104,312	104,312

	104,312	104,312
Stockholders' Deficit:
Common stock, $0.01 par value
Authorized—150,000,000 shares in 2006 and 2007
Issued and outstanding—56,759,061 shares in 2006 and 62,220,237 in 2007	567,590	622,202
Additional paid-in capital	106,313,122	112,413,059
Accumulated other comprehensive income	140,633	207,634
Accumulated deficit	(109,921,797)	(123,150,007)

Total stockholders' deficit	(2,900,452)	(9,907,112)

Total liabilities, convertible preferred stock and stockholders' deficit	$5,505,875	$6,714,770

The accompanying Notes are an integral part of
these interim condensed consolidated financial statements.

 MATRITECH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Revenue:
Product sales, net of allowances	$2,805,390	$3,363,393	$8,483,598	$10,010,558
Alliance and collaboration revenue	24,555	621,035	78,070	687,240

Total revenue	2,829,945	3,984,428	8,561,668	10,697,798
Expenses:
Cost of product sales	741,172	829,353	2,280,204	2,374,066
Research & development and clinical & regulatory expense	699,536	506,867	2,256,884	1,740,169
Selling, general and administrative expense	3,529,489	4,647,277	10,667,968	12,838,080

Total operating expenses	4,970,197	5,983,497	15,205,056	16,952,315

Loss from operations	(2,140,252)	(1,999,069)	(6,643,388)	(6,254,517)
Interest income	27,928	9,079	119,614	48,893
Interest expense	(816,451)	(2,838,693)	(3,026,817)	(7,347,538)
Mark-to-market adjustment from registration rights	(10,682)	—	(48,589)	—

Net loss	$(2,939,457)	$(4,828,683)	$(9,599,180)	$(13,553,162)

Basic and diluted net loss per common share	$(0.05)	$(0.08)	(0.18)	$(0.22)

Basic and diluted weighted average number of common shares outstanding	56,142,146	61,782,909	54,044,348	60,333,461

The accompanying Notes are an integral part of
these interim condensed consolidated financial statements.

 MATRITECH, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2006	2007
Cash Flows from Operating Activities:
Net loss	$(9,599,180)	$(13,553,162)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	206,615	204,923
Amortization of debt discount	1,861,842	4,509,071
Accretion of premium on debt	—	694,797
Amortization of deferred charges	316,475	684,473
Stock option expense	107,552	124,505
Restricted stock and restricted stock unit expense	41,750	19,953
Issuance of common stock for interest on convertible debentures and secured convertible notes	12,811	1,197,938
Non-cash interest expense	829,593	1,291,776
Mark-to-market adjustment on registration rights	48,589	—
Non-cash expense related to bonus plan	27,245	39,812
Provision for bad debts	51,772	(1,556)
Changes in assets and liabilities:
Accounts receivable	272,600	(197,612)
Inventories	(367,287)	(70,217)
Prepaid expenses and other assets	62,792	40,331
Accounts payable	(103,068)	341,314
Accrued expenses and other liabilities	245,893	(387,934)
Deferred revenue	(150,234)	(608,580)

Net cash used in operating activities	(6,134,240)	(5,670,168)

Cash Flows from Investing Activities:
Purchases of property and equipment	(88,648)	(62,378)

Net cash used in investing activities	(88,648)	(62,378)

Cash Flows from Financing Activities:
Payments on notes payable	(20,690)	(13,155)
Payments on secured convertible notes	—	(205,247)
Payments on warrant buy-back	—	(31,373)
Proceeds from sale of secured promissory note, net of issuance costs	—	3,444,100
Proceeds from issuance of secured convertible notes and warrants, net of issuance costs	6,184,053	3,845,500
Proceeds from exercise of warrants	39,896	—

Net cash provided by financing activities	6,203,259	7,039,825

Effect of foreign exchange on cash and cash equivalents	15,622	28,287

Increase in cash and cash equivalents	(4,007)	1,335,566
Cash and cash equivalents, beginning of period	1,789,792	1,460,403

Cash and cash equivalents, end of period	$1,785,785	$2,795,969

Supplemental Cash Flow Information:
Cash paid during the period for interest	$10,388	$40,472
Supplemental Disclosure of Non-cash Financing and Investing Activities:
Beneficial conversion feature on secured convertible notes	$2,974,292	$1,671,466
Issuance of common stock as payment of principal on convertible debentures:
Number of shares issued	1,215,304	—
Payment on debt in dollars	$769,231	$—
Issuance of common stock as payment of interest on convertible debentures:
Number of shares issued	15,950	—
Payment on debt in dollars	$12,020	$—
Issuance of common stock as payment of principal on the 2006 secured convertible notes:
Number of shares issued	—	3,081,185
Payment on debt in dollars	$—	$1,458,988
Issuance of common stock as payment of interest on the 2006 secured convertible notes:
Number of shares issued	—	2,286,070
Payment on debt in dollars	$—	$1,197,939
Conversion of 487,852 and 0 shares of convertible preferred stock to 6,133,000 and 0 shares of common stock in 2006 and 2007, respectively	$625,183	$—
Registration rights liability recorded as a debt discount	$305,829	$—
Allocation of $1,285,000 and $542,000 closing cost related to the 2006 and 2007 secured convertible notes:
Registration rights liability	$35,505	$—
2006 and 2007 secured convertible notes (recorded in other assets)	$912,403	$394,765
Purchase warrants (recorded in additional paid in capital)	$337,712	$147,356
Payment of closing cost related to the 2006 and 2007 secured convertible notes with issuance of warrant to Placement Agent	$471,700	$22,620
Warrants issued to stockholders and recorded as debt discount to the 2006 and 2007 secured convertible notes	$1,807,876	$1,186,466
Conversion of 2006 secured convertible notes into common stock	$785,000	$—
Purchase of fixed assets through capital lease	$40,783	$—

The accompanying Notes are an integral part of
these interim condensed consolidated financial statements.

 MATRITECH, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and Basis of Presentation

        The quarterly unaudited condensed consolidated financial statements included herein have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and United States generally accepted accounting principles ("US GAAP") and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments necessary for a fair statement of interim period results. Certain information and footnote disclosures normally included in condensed consolidated financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. The results for the interim periods presented are not necessarily indicative of results to be expected for any future period. These condensed consolidated financial statements are based upon accounting policies and methods of their application consistent with those used and described in, and should be read in conjunction with, the audited consolidated financial statements and Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 27, 2007 (File No. 001-12128).

        We have suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about our ability to continue as a going concern. We have incurred losses from operations since our inception. We had an accumulated deficit of $123 million at September 30, 2007 and had only $2.8 million of cash and cash equivalents at September 30, 2007.

        On August 27, 2007, we entered into an asset purchase agreement (the "Asset Purchase Agreement") with Inverness Medical Innovations, Inc. ("Inverness") and Milano Acquisition Corp., a wholly owned subsidiary of Inverness ("Milano"), pursuant to which Milano has agreed to acquire substantially all of our assets (the "Asset Sale"). If our stockholders approve the Asset Sale and the other conditions to closing are satisfied, we expect the Asset Sale to close in the fourth quarter of 2007. Following the closing of the Asset Sale and subject to the approval of our stockholders, we intend to dissolve in compliance with the applicable provisions of the Delaware General Corporation Law.

        In order to finance our operations until the closing of the Asset Sale, on August 30, 2007 we sold Series C Secured Promissory Notes (the "Series C Notes") for aggregate consideration of $3.5 million (before expenses). See Note 6—"Notes Payable." All of the principal, interest and premium on the Series C Notes are due and payable on December 13, 2007, the same date on which all unpaid principal, interest and premium on our 15% Secured Convertible Promissory Notes dated January 13, 2006 (the "2006 Secured Convertible Notes") and Series B 15% Secured Convertible Promissory Notes dated January 22, 2007 (the "2007 Secured Convertible Notes") are due. (Collectively, the 2006 Secured Convertible Notes and the 2007 Secured Convertible Notes are referred to as the "Secured Convertible Notes" and collectively the Secured Convertible Notes and the Series C Notes are referred to as the "Secured Promissory Notes").

        If the closing of the Asset Sale does not occur prior to December 13, 2007, the maturity date of the Secured Promissory Notes, we would have to seek extension agreements from the holders of our outstanding Secured Promissory Notes. We may incur higher interest costs or other costs in connection with any extension we may negotiate with these note holders. If the Asset Sale does not close prior to December 13, 2007, and if the holders of all of our outstanding Secured Promissory Notes do not agree to grant us an extension of this maturity date, we may be required to obtain additional financing to repay these outstanding Secured Promissory Notes. There can be no guaranty, however, that we will be successful in obtaining this additional financing on acceptable terms or at all. As a result, it is possible that if the Asset Sale has not closed prior to December 13, 2007, we may not have funds available to satisfy our obligations under our outstanding Secured Promissory Notes and may, as a result, default on these Secured Promissory Notes. Further, since these notes are secured by our assets, if we defaulted on our obligations under these Secured Promissory Notes, it is possible that the collateral agent, on behalf of the holders of our Secured Promissory Notes, could take action to enforce its security interest in our assets. Were this to occur, we would not likely be able to consummate the Asset Sale to Inverness or any other business combination transaction.

        Depending on the timing of the closing of the Asset Sale, even if we secure an extension of the maturity date of our Secured Promissory Notes, we may need to obtain additional capital in order to be able to continue operations until the closing of the Asset Sale. We will, as we deem necessary or prudent and subject to the terms and conditions of the Asset Purchase Agreement and our various outstanding debt and equity agreements, continue to seek to raise additional capital through various financing alternatives, including equity or debt financings, issuances of securities convertible into equity and corporate partnering arrangements. However, we have had great difficulty obtaining additional financing over the past year and may be unable to raise further capital. If we raise additional funds, we may provide rights and preferences to new investors which are not available to current shareholders or debt holders. In addition, our existing financing arrangements contain anti-dilution protection provisions which may require us to issue additional securities if certain conditions are met. Any future financings will reduce amounts that may be available for distribution to our common stockholders upon our dissolution (assuming we receive stockholder approval of and that we consummate the Asset Sale and that we receive stockholder approval of the dissolution). Future financings may also have an adverse impact on the price of our common stock and may dilute the ownership interest of our existing investors. If we do not timely receive additional financing or do not receive an adequate amount of additional financing, we will be required to cease operations and/or file for bankruptcy protection. These financial statements do not include any adjustments that would be necessary if we were unable to continue as a going concern entity.

        In September 2006, we received notice from the American Stock Exchange ("AMEX"), the principal trading market of our common stock, that we were not in compliance with certain continued listing standards relative to maintenance of stockholders' equity and profitability. On October 23, 2006, we submitted to AMEX a plan of proposed actions we believed would bring us into compliance with applicable listing standards no later than March 21, 2008. On December 8, 2006, we received notice that AMEX had accepted our plan. AMEX may initiate delisting procedures against us if we do not make progress consistent with the plan during the plan period or we are not in compliance with applicable listing standards at the end of the plan period. Delisting of shares of our common stock would violate terms of our various financing documents, could result in the declaration of an event of default in our Secured Convertible Notes and could cause holders of those notes to seek to recover potential damages from us. In addition, any suspension of trading or delisting of our shares could jeopardize the consummation of the Asset Sale and could make it more difficult for us to raise any additional capital we may need to continue operations until the closing of the Asset Sale. Further, suspension of trading or delisting of our shares could seriously impair the ability of our stockholders to sell shares of our stock.

        The terms of the Asset Purchase Agreement prevent us from incurring more debt without the prior written consent of Inverness. In addition, the terms of our existing securities greatly restrict our future financing options. For example, the terms of our Series A Convertible Preferred Stock ("Series A Preferred Stock") impose a limitation on indebtedness not outstanding on March 4, 2005 in excess of $15,300,000 except in limited forms. While our Secured Promissory Notes are outstanding, we have restrictions on incurring additional indebtedness (other than receivables financing not to exceed

80% of receivables and equipment purchase or lease financing not to exceed $200,000), as well as restrictions on payment of cash dividends and redemption of securities. Moreover, we have granted to a collateral agent on behalf of the holders of the Secured Promissory Notes a security interest in collateral including some cell lines, equipment, inventory and general intangibles related to our NMP22® product line, as well as proceeds from any sale of the product line. We also granted contingent license rights to the collateral agent on behalf of the holders of the Secured Promissory Notes in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. The NMP22 product line, portions of which serve as collateral for the Secured Promissory Notes, includes all of our currently commercialized products. The agreements reflecting the collateral and license arrangements contain restrictions on our sale or abandonment of the collateral and the patent rights. Further, these agreements afford the collateral agent the right to assume control of and sell the collateral and to use the contingent license rights exclusively within the field of bladder cancer detection in the event of our default in our obligations under the Secured Promissory Notes. If we default on these obligations, and the collateral is sold, we will lose our primary source of operating income, which would have a material adverse effect on our business and would severely jeopardize our ability to continue operations.

2. Summary of Significant Accounting Policies

  (a) Principles of Consolidation

        The consolidated financial statements include the accounts of Matritech, Inc., a Delaware corporation, and our wholly-owned subsidiary, Matritech GmbH, based in Freiburg, Germany. All intercompany balances and transactions have been eliminated at consolidation level.

  (b) Inventories

        Inventories are stated at the lower of cost (determined on a first-in first-out basis) or market and consist of the following:

	December 31, 2006	September 30, 2007
Raw materials	$195,724	$156,920
Work-in-process	10,647	20,226
Finished goods	752,605	881,566
Consignment inventory	9,761	10,564

	$968,737	$1,069,276

  (c) Revenue Recognition

        Deferred revenue consists of the following:

	December 31, 2006	September 30, 2007
Collaboration fees	$706,038	$85,459
Deferred product revenue	90,643	102,642

	$796,681	$188,101

        On September 26, 2007, we entered into a Termination Agreement with Sysmex Corporation, providing for the immediate termination of the Exclusive License and Exclusive Supply Agreement dated November 20, 2002 between Sysmex and us. As a result of the termination of this agreement, we recognized all remaining deferred revenue relating to the license and supply agreement. This resulted in our recognizing approximately $609,000 of revenue which consisted of the remaining amount of the license, which previously was being recognized over the fourteen-year term of the related patents, as well as remaining unamortized amounts related to payments for research and development services.

  (d) Comprehensive Loss

        Comprehensive loss comprises net loss and certain changes in stockholders' deficit that are excluded from net loss. We include in other comprehensive loss those foreign currency adjustments related to the translation of the assets and liabilities of Matritech GmbH into U.S. dollars as the functional currency of Matritech GmbH is the euro. The composition of comprehensive loss is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Net loss	$(2,939,457)	$(4,828,683)	$(9,599,180)	$(13,553,162)
Other comprehensive loss:
Foreign currency translation adjustments	(20,414)	40,013	45,894	67,001

Comprehensive loss	$(2,959,871)	$(4,788,670)	$(9,553,286)	$(13,486,161)

  (e) Stock-Based Compensation

        Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, ("SFAS 123R"), Share-Based Payment, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

  (f) Net Loss per Common Share

        We compute earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share as the effects of our potential dilutive common shares are anti-dilutive. Potential common stock equivalents consist of stock options, warrants and restricted stock units, convertible preferred stock and Secured Convertible Notes. The number of anti-dilutive securities excluded from the computation of diluted loss per share was 31,846,840 and 39,417,156 for the periods ended September 30, 2006 and 2007, respectively.

  (g) Recent Accounting Pronouncements

        We adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, on January 1, 2007. This interpretation prescribes new methodology by which we must measure, report, present, and disclose in our financial statements the effects of any uncertain tax return reporting positions that we have taken or expect to take. The interpretation requires financial statement reporting of the expected future tax consequences of uncertain tax return reporting positions on the presumption that all relevant tax authorities possess full knowledge of the tax reporting positions as well as all of the pertinent facts and circumstances, but it prohibits any discounting of these effects for the time value of money. In addition, the interpretation also mandates expanded financial statement disclosure about uncertainty in tax reporting positions. As a result of the implementation of FIN 48, we recorded no adjustment for unrecognized income tax benefits. At the adoption date of January 1, 2007 and also at September 30, 2007, we had no unrecognized tax benefits. We do not expect the total amount of unrecognized tax benefits will significantly increase in the next twelve months. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of September 30, 2007, we had no accrued interest or penalties related to uncertain tax positions. The tax years 2003 through 2006 remain open to examination by the major taxing jurisdictions to which we are subject, which are primarily the United States and Germany. In addition, carryforward attributes that were generated prior to 2003 may still be adjusted upon examination if they either have been or will be used in a future period.

        At December 31, 2006, we had federal and state net operating loss carryforwards ("NOL") of approximately $79,623,000 and $36,620,000, respectively, expiring at various dates from 2007 through 2026. At December 31, 2006, we had federal and state research and experimentation ("R&D") credit carryforwards of approximately $1,671,000 and $1,159,000, respectively, which will, if not used, expire at various dates from 2007 through 2026.

        Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state and foreign provisions that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. If we have experienced a change of control at any time since our formation, utilization of our NOL or R&D credit carryforwards would be subject to an annual limitation under Section 382 which is determined by first multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization. No amounts are currently being reported as an uncertain tax position under FIN 48.

        We do not believe that we have undergone an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), as a result of the number of financing transactions involving equity instruments we have completed during the past five years. This belief, however, is subject to uncertainty because the calculations are complex and because the ultimate determination of these matters may be made by the Internal Revenue Service and not by us. If we have undergone one or more of these changes, our net operating losses existing as of the date of each ownership change may be unavailable in whole or in large part to offset gains from the sale of our assets to Inverness. Generally, If we have experienced a change of control at any time since our formation, utilization of our NOL or R&D credit carryforwards would be subject to an annual limitation under Section 382 which is determined by first multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. No amounts are currently being reported as an uncertain tax position under FIN 48.

3. Stockholders' Deficit

        On March 4, 2005, we sold 670,272 shares of Series A Preferred Stock initially convertible into 6,702,720 shares of our common stock and warrants to purchase 4,991,434 shares of our common stock (the "2005 Warrants"), for aggregate consideration of $5,898,394 (before cash commissions and expenses of approximately $610,000). In addition, we issued warrants to a placement agent for a total of 656,920 shares of common stock (with a value of approximately $562,000). Both the 2005 Warrants and the placement agent warrants (collectively, the "March 2005 Warrants") had an initial exercise price of $1.47 per share, became exercisable on September 5, 2005, and expire on March 4, 2010.

        See Note 5, "Secured Convertible Notes", for information about changes in the conversion rates for the Series A Preferred Stock and the exercise price of the March 2005 Warrants.

        During the three and nine month periods ended September 30, 2006, investors exercised their rights to convert 0 and 487,852 shares of Series A Preferred Stock into 0 and 6,133,000 shares of common stock, respectively. No investors exercised their rights to convert shares of Series A Preferred Stock into shares of common stock for the three and nine month periods ended September 30, 2007.

  Warrant Repurchase

        On July 27, 2007, we entered into an Agreement and Amendment to our Secured Convertible Notes (the "Agreement and Amendment") with the holders of a majority of outstanding principal value of our 2006 Secured Convertible Notes and the holders of a majority of outstanding principal value of our 2007 Secured Convertible Notes. The Agreement and Amendment authorized the redemption of the outstanding warrants we originally issued on March 31, 2003 (the "2003 Warrants"). We decided to repurchase the 2003 Warrants in anticipation of entering into a strategic transaction.

        On July 31, 2007, we entered into Purchase and Sale Agreements with all holders of 2003 Warrants, pursuant to which we redeemed the 2003 Warrants for a purchase price of $0.04 per share. In addition to the $0.04 purchase price to redeem the warrants, the Purchase and Sale Agreements also provided for potential additional payments to be made to the holders if, prior to April 1, 2008, we engaged in a transaction that would have triggered an anti-dilution adjustment to the exercise price of the redeemed 2003 Warrants.

        Between July 31 and August 10, 2007, pursuant to the terms of the Purchase and Sale Agreements with the warrant holders, we paid an aggregate of approximately $31,373 to redeem the 2003 Warrants.

4. Convertible Debentures Issued March 2003

        A summary of our convertible debt accounting for the convertible debentures issued in March 2003 (the "March 2003 Convertible Debentures") is as follows:

Proceeds at closing in March 2003	$5,000,000
Less:
Fair value ascribed to the warrants and recorded as debt discount	(950,000)
Fair value ascribed to placement agent warrant and recorded as debt discount	(131,000)
Beneficial conversion feature calculated on date of closing and recorded as debt discount	(199,000)
Additional beneficial conversion feature recorded in the fourth quarter of 2003 as debt discount	(1,497,000)
Additional beneficial conversion feature recorded in the first quarter of 2004 as debt discount	(1,339,000)
Additional beneficial conversion feature recorded in the first quarter of 2005 as debt discount	(442,000)
Cumulative principal payments made in stock	(5,000,000)
Add back:
Cumulative amortization of debt discount and beneficial conversion features	4,558,000

Balance, March 31, 2006	$—

        The debt discount was amortized as interest expense using the effective interest method over the term of the debt. This debt was fully repaid as of March 31, 2006. For the three and nine month periods ended September 30, 2006, $0 and $134,000, respectively, representing amortization of the debt discount, are included in interest expense.

        Debt issuance costs attributable to the March 2003 Convertible Debentures, which totaled approximately $475,000, have been capitalized as other assets and other current assets on the condensed balance sheet and were amortized based on the effective interest method over the term of the debt. For the three and nine month periods ended September 30, 2006, we included $0 and $7,000, respectively, (representing amortization of these costs) in interest expense. As of December 31, 2006, there were no unamortized debt issuance costs related to the March 2003 Convertible Debentures.

5. Secured Convertible Notes

  2006 Secured Convertible Notes Issued January 2006

        On January 13, 2006, we entered into a purchase agreement and related documents, pursuant to which we sold the 2006 Secured Convertible Notes, which were initially convertible into 10,766,092 shares of our common stock, and accompanying warrants to purchase up to 6,459,655 shares of our common stock ("2006 Purchaser Warrants"), for an aggregate consideration of $6,997,960 (before cash commissions and expenses of approximately $813,000). The 2006 Secured Convertible Notes bear interest at the rate of 15% per annum. The 2006 Secured Convertible Notes were initially convertible into shares of our common stock at a conversion price of $0.65 per share of common stock and matured on January 13, 2009. The 2006 Purchaser Warrants, which became exercisable on July 14, 2006 and expire on January 13, 2011, had an initial exercise price of $0.67 per share. Both the conversion price of the 2006 Secured Convertible Notes and the exercise price of the 2006 Warrants are subject to adjustment in the event of subsequent dilutive issuances. In addition, we issued warrants to two placement agents for a total of 1,036,609 shares of our common stock ("2006 Agent Warrants" and collectively with the 2006 Purchaser Warrants, the "2006 Warrants"). The 2006 Agent Warrants, which became exercisable on July 14, 2006 and expire on January 13, 2011, had an initial exercise price of $0.65 per share, and are also subject to adjustments in the event of subsequent dilutive issuances. Our sale of the 2007 Secured Convertible Notes was deemed to be a dilutive issuance under the terms of the 2006 Secured Convertible Notes and 2006 Warrants. As a result, both the conversion price of the 2006 Secured Convertible Notes and the exercise price of the 2006 Warrants were adjusted to $0.63 per share. We had previously reserved shares sufficient to cover this adjustment in conversion price. In addition, in connection with the sale of the 2007 Secured Convertible Notes we entered into an agreement with the holders of a majority of the outstanding principal value of the 2006 Secured Convertible Notes that shortened the scheduled maturity date of the 2006 Secured Convertible Notes to December 13, 2007.

        The proceeds of approximately $6,998,000 and the closing costs of $1,285,000 were allocated to our balance sheet in the following manner:

Instrument	Allocation of of Proceeds	Allocation of Associated Costs
2006 Secured Convertible Notes	$4,884,000	$912,000
2006 Purchaser Warrants	1,808,000	337,000
Registration Rights Liability	306,000	36,000

	$6,998,000	$1,285,000

        The allocation of the total proceeds among these elements requires us to record separately the registration rights liability at its full fair value (approximately $306,000) and then allocate the remaining value between the 2006 Purchaser Warrants and the 2006 Secured Convertible Notes based on their relative fair values. The fair value of the registration rights liability was determined using a probability weighted discounted cash flow technique based on the potential cash penalties, and subsequent changes in its fair value are reflected in the statement of operations. We valued the 2006 Purchaser Warrants using the Black-Scholes pricing model with the following assumptions: dividend yield of zero percent; expected volatility of 68%; risk free interest rate of 4.14% and a term of five years.

        Total closing costs were approximately $1,285,000 and included the costs associated with 2006 Agent Warrants, which we valued at approximately $472,000 using the same method used for valuing the 2006 Purchaser Warrants. Debt issuance costs of $912,000 were allocated to the 2006 Secured Convertible Notes, have been capitalized as other assets on our condensed consolidated balance sheet and are being amortized based on the effective interest rate method over the term of the 2006 Secured Convertible Notes. The $337,000 of costs allocated to the 2006 Purchaser Warrants were deducted from the net proceeds attributable to the 2006 Purchaser Warrants. We expensed $36,000 of costs allocated to the registration rights liability upon the closing of this transaction.

        The difference between the effective conversion price of the 2006 Secured Convertible Notes and the fair value of our common stock on the date of issuance of the 2006 Secured Convertible Notes equals the beneficial conversion feature calculated in accordance with EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The first step in this calculation shown below divides the value allocated above to the 2006 Secured Convertible Notes by the shares issued upon conversion to determine the effective conversion price:

Face Value of 2006 Secured Convertible Notes:	$6,998,000	Value Allocated to 2006 Secured Convertible Notes:	$4,884,000
Shares Upon Conversion:	10,766,092	Shares Upon Conversion:	10,766,092
Conversion Price:	$0.65	Effective Conversion Price:	$0.454

        The second step in this calculation, as shown below, determines the discount to market based on the effective conversion price and uses this discount to determine the beneficial conversion feature:

Closing Price January 13, 2006:	$0.73
Effective Conversion Price:	$0.454
Discount to Market per Share:	$0.276
Shares Upon Conversion:	10,766,092
Beneficial Conversion Feature:	$2,975,000

        This beneficial conversion feature of approximately $2,975,000 was recorded as a debt discount and resulted in a carrying value for the 2006 Secured Convertible Notes of $1,909,000 at closing. The difference between the carrying value recorded at closing and the $6,998,000 face value of the 2006 Secured Convertible Notes is being accreted through December 13, 2007 using the effective interest rate method.

        When note holders convert any of the 2006 Secured Convertible Notes prior to maturity, the proportionate share of the remaining unamortized debt discount, debt issuance costs and beneficial conversion feature related to the amount of converted principal is charged to expense in the current period and the amount remaining is charged to expense over the remaining term of the 2006 Secured Convertible Notes.

        The sale of the 2006 Secured Convertible Notes was deemed to be a dilutive issuance under the terms of the Series A Preferred Stock and our March 2005 Warrants. As a result, the price per share at which the Series A Preferred Stock became convertible into common stock was reduced from $0.88 to $0.70 and the exercise price of the March 2005 Warrants was reduced from $1.47 to $1.34 per share. Both the $0.70 conversion price and the $1.34 warrant exercise price are the established floors for these securities and no further price reductions will occur as a result of any future dilutive issuances. We had previously reserved shares sufficient to cover the adjustment in conversion price.

        For the three and nine month periods ended September 30, 2006 and 2007, we included $87,000 and $133,000, respectively, and $310,000 and $378,000, respectively, (representing amortization of deferred financing costs) in interest expense. For the three and nine month periods ended September 30, 2006 and 2007, we included $488,000 and $774,000, respectively, and $1,728,000 and $2,287,000, respectively, (representing accretion of debt discount and beneficial conversion feature) in interest expense. For the three and nine month periods ended September 30, 2006 and 2007, we included $0 and $174,000, respectively, and $0 and $174,000, respectively, (representing accretion of premium) in interest expense.

        During the three and nine month periods ended September 30, 2006 and 2007, there were $30,000 and $0, respectively, and $785,000 and $0, respectively, of optional conversions of principal of the 2006 Secured Convertible Notes by holders into equity. In the first nine months of 2007, we issued stock to holders of the 2006 Secured Convertible Notes as payment of principal and interest. In the first, second and third quarters of 2007 we made interest payments of $925,000, $259,000, and $13,000, respectively in stock by issuing 1,594,658, 645,074 and 46,338 shares of our common stock, respectively. We also made principal payments in the first, second and third quarters of 2007 of $862,000, $569,000 and $28,000, respectively, by issuing 1,550,197, 1,434,612 and 96,376 shares of our common stock, respectively. In the third quarter of 2007, we also paid approximately $55,000 in cash as payment of the August and September 2007 principal payments due on the 2006 Secured Convertible Notes.

        We need to comply with all stock payment conditions of the 2006 Secured Convertible Notes in order to make payments in shares of our common stock. Those stock payment conditions include a requirement that our common stock be selling at $0.40 per share or higher. Our common stock has not traded at or above $0.40 per share since June 12, 2007. In the third quarter of 2007, holders of our 2006 Secured Convertible Notes elected to defer approximately $107,000 of interest payments due in July 2007 and approximately $973,000 of principal due from June, July, August and September 2007 until the earlier of (i) a sale of substantially all our assets or a merger or (ii) the scheduled maturity date of December 13, 2007. At September 30, 2007, holders of approximately 95% of the outstanding principal value of our 2006 Secured Convertible Notes had agreed to defer receipt of further payments on the 2006 Secured Convertible Notes until the earlier of (i) a sale of substantially all our assets or a merger or (ii) the scheduled maturity date of December 13, 2007.

        In the third quarter of 2007, we and the holders of a majority of outstanding principal value of the 2006 Secured Convertible Notes entered into an Agreement and Amendment pursuant to which the signing holders agreed not to issue a default notice (as defined in the 2006 Secured Convertible Notes) until the later of (a) ten business days after a registration statement on Form S-3 is declared effective by the Securities and Exchange Commission for the resale by us of shares of Inverness common stock we will receive as proceeds of the Asset Sale or (b) the date of the closing of the Asset Sale. The holders' forbearance on issuance of a default notice is limited to a maximum of ninety days after the closing of the Asset Sale. In addition, we agreed to pay to the signing holders a 15% prepayment premium, already designated in the 2006 Secured Convertible Notes, upon repayment of these notes held by the signing holders, regardless of the date of repayment. The Agreement and Amendment further provides that the signing holders shall not be entitled to both a default amount (as defined in the 2006 Secured Convertible Notes) and a prepayment premium. The prepayment premium is being amortized to interest expense through December 13, 2007 using the effective interest method.

        A summary of the accounting for the 2006 Secured Convertible Notes is as follows:

Proceeds at closing in January 2006	$6,998,000
Less:
Fair value ascribed to the 2006 Purchaser Warrants	(1,808,000)
Fair value of Registration Rights Liability	(306,000)
Beneficial conversion feature calculated on date of closing and recorded as debt discount	(2,975,000)

Carrying value at closing in January 2006	1,909,000
Add back:
Cumulative principal payments made in stock	(2,339,000)
Cumulative principal payments made in cash	(55,000)
Cumulative amortization of debt discount and beneficial conversion features	4,626,000
Cumulative accretion of premium	174,000
Less:
Additional beneficial conversion feature calculated and recorded as debt discount	(208,000)

Balance, September 30, 2007	$4,107,000

        Minimum future payments on the debt are as follows:

Total payments	$5,752,000
Less: Portion related to periodic interest payments	(398,000)
Non-cash interest related to debt discount	(671,000)
Portion related to premium payments	(576,000)

Balance, September 30, 2007	$4,107,000

Current portion	$4,107,000

        In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements, ("EITF 00-19-2"), which addresses an issuer's accounting for registration payment arrangements. EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in EITF 00-19-2 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. EITF 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with US GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. Upon adoption of EITF 00-19-2, we applied the recognition and measurement provisions of EITF 00-19-2 to the outstanding registration rights associated with the 2006 Secured Convertible Notes. As result, we believe that the contingent obligation to make future payments is not probable upon adoption of EITF 00-19-2. Therefore, we have reported a change in accounting principle through a cumulative-effect adjustment to the opening balance of accumulated deficit upon adoption of EITF 00-19-2 of approximately $325,000 by debiting registration rights liability and crediting accumulated deficit.

  2007 Secured Convertible Notes Issued January 2007

        On January 19, 2007, upon the receipt of the consent of the holders of at least 75% of the outstanding Series A Preferred Stock, we amended our Certificate of Designations, Preferences and Rights of the Series A Preferred Stock to increase the amount of indebtedness we may incur, assume or suffer to permit from $7,500,000 to $12,000,000. On January 22, 2007, we entered into two new agreements with the holders of a majority of the outstanding principal value of our 2006 Secured Convertible Notes, which included a Consent under the 2006 Secured Convertible Notes (the "Consent") and the Agreement and Amendment, which included the 2006 Secured Convertible Notes. The execution of these two agreements was completed contemporaneously with the sale of the 2007 Secured Convertible Promissory Notes.

        The Consent allowed us to issue the 2007 Secured Convertible Notes, in an aggregate principal amount not to exceed $4.5 million, which rank the 2007 Secured Convertible Notes on a pari passu basis with the 2006 Secured Convertible Notes as to payment and security and allowed us to incur increased indebtedness to cover the 2007 Secured Convertible Notes in addition to the outstanding indebtedness under the 2006 Secured Convertible Notes. The Consent also directed the collateral agent for the holders of the 2006 Secured Convertible Notes to consent to and to enter into an amendment and restatement of the existing security agreement and contingent license agreement so that the holders of the 2007 Secured Convertible Notes would have a pari passu position with the holders of the 2006 Secured Convertible Notes.

        The Agreement and Amendment changed the potential events of default under the 2006 Secured Convertible Notes also to include non-payment of, or default on another obligation related to, the 2007 Secured Convertible Notes; shortened the scheduled maturity date of the 2006 Secured Convertible Notes to December 13, 2007; eliminated certain Stock Payment Conditions (as defined in the 2006 Secured Convertible Notes), including the volume trading limitation, provided for the designation by ProMed Partners, L.P. of a representative, initially David B. Musket, to our Board of Directors and made further changes to the 2006 Secured Convertible Notes primarily to reflect events occurring since their issuance in January 2006.

        On January 22, 2007, we also entered into a purchase agreement and related documents, pursuant to which we sold the 2007 Secured Convertible Notes, which were initially convertible into 6,928,572 shares of our common stock, and accompanying warrants to purchase up to 4,157,143 shares of our common stock (the "2007 Purchaser Warrants"), for an aggregate consideration of approximately $4,365,000 million (before cash commissions and expenses of approximately $520,000). The 2007 Secured Convertible Notes are convertible into shares of our common stock at an initial conversion price of $0.63 per share of common stock and bear interest at the rate of 15% per annum. The 2007 Purchaser Warrants, exercisable over a five-year period from their date of issuance, have an exercise price of $0.63 per share. We also issued to a placement agent warrants to purchase, at any time within five years of issuance, up to 55,556 shares of our common stock at an exercise price of $0.76 per share (the "2007 Agent Warrants" and collectively with the 2007 Purchaser Warrants, the "2007 Warrants").

Both the conversion price and the exercise prices of these securities are subject to adjustment in the event of subsequent dilutive issuances as a result of the approval by our stockholders in June 2007 of a proposal to allow issuances of shares at a price below $0.63 per share.

        The 2007 Secured Convertible Notes mature December 13, 2007 and allow for payment of both principal and interest in shares of our common stock, so long as certain stock payment conditions are satisfied. The conversion price for payments to be made in stock is the lower of the then conversion price, currently $0.63, or 85% of the 10 day volume weighted average price of common stock (the "10-day VWAP") on AMEX at the time any payment is due. Interest is payable quarterly, in arrears, beginning in June 2007, and principal payments are due monthly beginning in July 2007.

        We must meet all of the following stock payment conditions in order to make interest and principal payments on the 2007 Secured Convertible Notes in shares of our common stock instead of cash: (i) issuance of the shares of common stock will not result in a 2007 Secured Convertible Note holder and its affiliates owning more than 9.99% of the outstanding shares of our common stock, unless waived by the holder; (ii) the number of shares to be issued to all holders of Secured Convertible Notes on a specific payment date shall not exceed 20% of the trading volume (as reported by Bloomberg) of our common stock for the period of 20 consecutive trading days ending on the trading day immediately prior to such payment date; (iii) our common stock is not selling at a price below $0.40 per share; and (iv) we have not issued any notice relating to the redemption of any warrant(s) during the 30 day period immediately prior to the payment date. Our common stock has not traded at or above $0.40 per share since June 12, 2007.

        While the 2007 Secured Convertible Notes are outstanding, we are restricted from incurring additional indebtedness (other than receivables financing not to exceed 80% of receivables and equipment purchase or lease financing not to exceed $200,000) and from paying cash dividends or redeeming securities. In connection with the sale of our 2007 Secured Convertible Notes, we entered into an amended and restated security agreement and an amended and restated contingent license agreement with the collateral agent, SDS Capital Group SPC, Ltd. As a result, our obligations under the 2007 Secured Convertible Notes (as well as the 2006 Secured Convertible Notes) are secured by liens against certain assets related to our NMP22 product line. The security interest covers cell lines, equipment, inventory and general intangibles related to the NMP22 product line, as well as proceeds from the sale of the product line. We also entered into an amended and restated contingent license agreement with the collateral agent granting license rights in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. The contingent license allows the collateral agent to rely on and use the licensed patent rights if we default in our payment obligations under the Secured Convertible Notes. The license rights will terminate upon payment in full of all amounts payable under the Secured Convertible Notes or earlier upon the expiration date of the underlying licensed patents.

        We have granted the holders of the 2007 Secured Convertible Notes or the holders of shares of our common stock issued upon conversion of the 2007 Secured Convertible Notes, either cumulatively valued at or in excess of $250,000, the right to participate in future equity-based financing transactions, up to a maximum of 50% of the new transaction. Holders of the 2007 Secured Convertible Notes may not generally exercise these rights if they have exercised similar rights under the 2006 Secured Convertible Notes. If, however, all participating holders of the Secured Convertible Notes do not elect to purchase the full 50% of a future financing transaction, then those holders who have exercised rights under only the 2006 Secured Convertible Notes or the 2007 Secured Convertible Notes will have the right to further participate based on their cumulative holdings of their other year's Secured Convertible Notes. The holders of the 2007 Secured Convertible Notes who qualify for participation rights in our future financing transactions also have the right to exchange up to 50% of the then-held principal value of their 2007 Secured Convertible Notes for participation in the transaction, subject to an overall restriction for all holders that limits them to an aggregate of 50% of each future financing transaction.

        The 2007 Secured Convertible Notes require us to pay interest and liquidated damages and may become immediately due and payable in cash at a premium of 120% of the outstanding principal amount plus accrued interest and damages in the event we default under their terms. Potential defaults would include, among other things:

  •
  our failure to make payments as they become due;

  •
  our failure to remain listed on any of the Nasdaq Markets, New York Stock Exchange ("NYSE") or AMEX;

  •
  our failure under certain circumstances to have an effective registration statement available (after a valid demand for registration) for resale of the shares upon conversion of the 2007 Secured Convertible Notes;

  •
  failure to timely remove restrictive legends from any stock certificates delivered upon conversion;

  •
  our written notice or public announcement of the intention not to issue shares upon conversion;

  •
  our making an assignment for the benefit of creditors, or applying for or consenting to the appointment of a receiver or trustee for a substantial portion of our property or business or that of any subsidiary;

  •
  bankruptcy, insolvency or similar proceedings being filed by or against us or any subsidiary;

  •
  a sale or disposition of substantially all our assets;

  •
  our default on our existing or future liabilities in excess of $250,000, including the 2006 Secured Convertible Notes; and

  •
  a breach of any material term of any other transaction document we entered into with the purchasers of the 2007 Secured Convertible Notes.

        Under the terms of the transaction documents for the 2007 Secured Convertible Notes, we may be required to file with the SEC a registration statement covering the shares into which the 2007 Secured Convertible Notes may be converted and the shares for which the 2007 Warrants may be exercised if the purchasers holding at least 22% of the aggregate amount of securities initially acquired in the sale of the 2007 Secured Convertible Notes, based on the conversion price in effect at the time of filing the registration statement, demand that we file such a registration statement. No demand for registration has been made and, in view of our stock trading price, we do not expect any request to be made. If a demand is made, we will have 90 days in which to have a registration statement declared effective (or 150 days in the event the registration statement is reviewed by the SEC). We are also obligated to keep our stock listed for trading on AMEX, NYSE or Nasdaq. If, after demand, we fail to register the shares we have committed to register on a timely basis other than if the SEC will not declare the registration statement effective due to interpretations of Rule 415 of the Securities Act of 1933, we may be subject to penalties, including payment of 1.5% of the consideration paid for the 2007 Secured

Convertible Notes for each thirty day period of delay in registration. Further, we agreed to seek, and we received in June 2007, stockholder approval of the issuance of our common stock in satisfaction of our obligations under the 2007 Secured Convertible Notes and upon exercise of the 2007 Warrants at a conversion price or exercise price below $0.63 per share.

        The sale of the 2007 Secured Convertible Notes and the 2007 Purchaser Warrants has been deemed to be a dilutive issuance under the terms of our 2006 Secured Convertible Notes and the 2006 Warrants. As a result, as of January 22, 2007, the 2006 Secured Convertible Notes became convertible at a price of $0.63 per share, and the exercise price of the 2006 Warrants was reduced to $0.63 per share. We had previously reserved shares sufficient to cover this adjustment in conversion price. We have calculated an additional beneficial conversion charge totaling approximately $208,000, which was recorded as a debt discount in the first quarter of 2007 and will be amortized as interest expense over the remaining life of the 2006 Secured Convertible Notes.

        The offer and sale of securities in the transaction described above was exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as a transaction by an issuer not involving any public offering. The recipients of securities in this transaction represented to us that they acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in this transaction.

        The proceeds of approximately $4,365,000 and the closing costs of $542,000 were allocated in the following manner:

Instrument	Allocation of Of Proceeds	Allocation of Associated Costs
2007 Secured Convertible Notes	$3,178,000	$395,000
2007 Purchaser Warrants	1,187,000	147,000

	$4,365,000	$542,000

        The total proceeds of $4,365,000 were allocated between the 2007 Purchaser Warrants and the 2007 Secured Convertible Notes based on their relative fair values. We valued the 2007 Purchaser Warrants using the Black-Scholes pricing model with the following assumptions: dividend yield of zero percent; expected volatility of 68%; risk free interest rate of 4.24% and a term of five years. In accordance with EITF 00-19-2, we did not record a liability associated with the registration rights from the 2007 Secured Convertible Notes since the obligation regarding the registration rights is not probable.

        Total closing costs were approximately $542,000 and included the costs associated with the 2007 Agent Warrants, which we valued at approximately $23,000 using the same method used for valuing the 2007 Purchaser Warrants. Debt issuance costs of $395,000 were allocated to the 2007 Secured Convertible Notes and have been capitalized as other assets on our condensed consolidated balance sheet and are being amortized based on the effective interest rate method over the term of the 2007 Secured Convertible Notes. The $147,000 of costs allocated to the 2007 Purchaser Warrants were deducted from the net proceeds attributable to the 2007 Purchaser Warrants.

        The difference between the effective conversion price of the 2007 Secured Convertible Notes and the fair value of our common stock on the date of issuance of the 2007 Secured Convertible Notes equals the beneficial conversion feature calculated in accordance with EITF 00-27. The first step in this calculation, as shown below divides the value allocated above to the 2007 Secured Convertible Notes by the number of shares issued upon conversion to determine the effective conversion price:

Face Value of 2007 Secured Convertible Notes:	$4,365,000	Value Allocated to 2007 Secured Convertible Notes:	$3,178,000
Shares Upon Conversion:	6,928,571	Shares Upon Conversion:	6,928,571
Conversion Price:	$0.63	Effective Conversion Price:	$0.459

        The second step in this calculation, as shown below, determines the discount to market based on the effective conversion price and uses this discount to determine the beneficial conversion feature:

Closing Price January 22, 2007:	$0.70
Effective Conversion Price:	$0.459
Discount to Market per Share:	$0.241
Shares Upon Conversion:	6,928,571
Beneficial Conversion Feature:	$1,670,000

        This beneficial conversion feature of approximately $1,670,000 was recorded as a debt discount and resulted in a carrying value for the 2007 Secured Convertible Notes of $1,508,000 at closing. The difference between the carrying value recorded at closing and the $4,365,000 face value of the 2007 Secured Convertible Notes is being accreted over their 11 month term using the effective interest rate method.

        If note holders convert any of the 2007 Secured Convertible Notes prior to maturity, the proportionate share of the remaining unamortized debt discount, debt issuance costs and beneficial conversion feature related to the amount of converted principal will be charged to expense in the current period and the amount remaining will be charged to expense over the remaining term of the 2007 Secured Convertible Notes.

        In the third quarter of 2007, the holders of our 2007 Secured Convertible Notes elected to defer approximately $398,000 of interest payments, including some previously postponed until July 2007, and approximately $2,033,000 of principal due from July, August and September 2007 until the earlier of (i) a sale of substantially all our assets or a merger or (ii) the scheduled maturity date of December 13, 2007. In the third quarter of 2007, we paid approximately $10,000 in cash as payment of interest due on the 2007 Secured Convertible Notes and we paid approximately $150,000 in cash as payment of principal payments due on the 2007 Secured Convertible Notes. At September 30, 2007, holders of approximately 95% of the outstanding principal value of our 2006 Secured Convertible Notes had agreed to defer receipt of further payments on the 2006 Secured Convertible Notes until the earlier of (i) a sale of substantially all our assets or a merger or (ii) the scheduled maturity date of December 13, 2007.

        In the third quarter of 2007, we and the holders of a majority of outstanding principal value of the 2007 Secured Convertible Notes entered into an Agreement and Amendment pursuant to which the signing holders agreed not to issue a default notice (as defined in the 2007 Secured Convertible Notes) until the later of (a) ten business days after a registration statement on Form S-3 is declared effective by the Securities and Exchange Commission for the resale by us of shares of Inverness common stock we receive as proceeds of the Asset Sale or (b) the date of the closing of the Asset Sale. The holders' forbearance on issuance of a default notice is limited to a maximum of ninety days after the closing of the Asset Sale. In addition, we agreed to pay to the signing holders a prepayment premium, already designated in the 2007 Secured Convertible Notes, upon repayment of these notes held by the signing holders, regardless of the date of repayment. We and the signing holders further agreed to amend the 2007 Secured Convertible Notes of those holders to provide that the default amount (as defined in the 2007 Secured Convertible Notes) shall include a premium of 25%, rather than 20%, to make it equivalent to the amount of prepayment premium. The Agreement and Amendment further provides that the signing holders shall not be entitled to both a default amount (as defined in the 2007 Secured Convertible Notes) and a prepayment premium. The prepayment premium is being amortized to interest expense through December 13, 2007 using the effective interest method.

        For the three and nine month periods ended September 30, 2007, we included $102,000 and $307,000, respectively, representing amortization of deferred financing costs, and $735,000 and $2,222,000, respectively, representing accretion of debt discount and beneficial conversion feature, in interest expense related to the 2007 Secured Convertible Notes. For the nine-month period ended September 30, 2007, we paid approximately $28,000 in cash as payment of interest on the 2007 Secured Convertible Notes.

        A summary of the accounting for the 2007 Secured Convertible Notes is as follows:

Proceeds at closing in January 2007	$4,365,000
Less:
Fair value ascribed to the 2007 Purchaser Warrants	(1,187,000)
Beneficial conversion feature calculated on date of closing and recorded as debt discount	(1,670,000)

Carrying value at closing in January 2007	1,508,000
Add back:
Cumulative principal payments made in stock	—
Cumulative principal payments made in cash	(150,000)
Cumulative amortization of debt discount and beneficial conversion features	2,221,000
Cumulative accretion of premium	265,000

Balance, September 30, 2007	$3,844,000

        Minimum future payments on the debt are as follows:

Total payments	$5,954,000
Less: Portion related to periodic interest payments	(548,000)
Non-cash interest related to debt discount	(636,000)
Portion related to premium payments	(926,000)

Balance, September 30, 2007	$3,844,000

Current portion	$3,844,000

6. Notes Payable

        On August 30, 2007, we entered into a securities purchase agreement (the "Purchase Agreement") with accredited investors pursuant to which we sold the Series C Notes for an aggregate purchase price of $3,500,000 (the "Financing"). The Series C Notes bear interest at the rate of 15% per annum for the first ninety days after issuance and thereafter bear interest at the rate of 18% per annum. The scheduled maturity date of the Series C Notes is December 13, 2007, or earlier in the event of the consummation of a change of control. At the time of repayment, regardless of whether the Series C Notes are paid at the maturity date, we must also pay a premium of 29% of the principal amount outstanding. The premium will be amortized to interest expense using the effective interest method over the life of the Series C Notes.

        Prior to the Financing, on August 10, 2007, we amended our Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Matritech, Inc. with the written consent of the holders of more than 75% of the outstanding Series A Preferred Stock, to increase the amount of indebtedness we may incur, assume or suffer to permit without the prior consent of the holders of at least 75% of the outstanding Series A Preferred Stock from $12,000,000 to $15,300,000. On August 9, 2007, we also entered into a Consent with the holders of a majority of outstanding principal value of our 2006 Secured Convertible Notes and the holders of a majority of outstanding principal value of our 2007 Secured Convertible Notes to allow us to incur an increased amount of indebtedness sufficient to permit us to issue additional notes in an aggregate principal amount not to exceed $3.5 million and ranking on a pari passu basis with the Secured Convertible Notes as to payment and security. The Consent also directed the collateral agent for the holders of the Secured Convertible Notes to consent to and enter into an amendment and restatement of the existing security agreement and contingent license agreement so that the holders of the additional notes would have a pari passu position with the holders of the Secured Convertible Notes.

        In connection with the Financing, we entered into a Second Amended and Restated Security Agreement with the collateral agent on behalf of itself and the holders of all of our Secured Promissory Notes, pursuant to which we granted liens against certain assets related to our NMP22 product line. The security interest covers cell lines, equipment, inventory and general intangibles related to the NMP22 product line, as well as proceeds from the sale of the product line. We also entered into a Second Amended and Restated Contingent License Agreement with the collateral agent, granting license rights in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. In connection with the financing, he Series C Notes direct the collateral agent, at the closing of the Asset Sale to (i) release existing collateral, terminate the Second Amended and Restated Security Agreement, terminate the Second Amended and Restated Contingent License Agreement and terminate existing UCC-1 financing statements, and (ii) enter into a pledge agreement, pursuant to which we will grant the collateral agent a security interest in shares of Inverness common stock equal in value to 150% of the outstanding amounts owed on the Series C Notes. On August 31, 2007, we and the holders of a majority of outstanding principal value of the 2006 Secured Convertible Notes and of the 2007 Secured Convertible Notes entered into a Consent that also directs the collateral agent, at the closing of the Asset Sale to (i) release existing collateral, terminate the Second Amended and Restated Security Agreement, terminate the Second Amended and Restated Contingent License Agreement and terminate existing UCC-1 financing statements, and (ii) enter into a pledge agreement, pursuant to which we will grant the collateral agent a security interest in shares of Inverness common stock equal in value to 150% of the outstanding amounts owed on the Secured Convertible Notes.

        The Series C Notes may become immediately due and payable in cash at a premium of 129% of the outstanding principal amount plus accrued interest and damages in the event we default under their terms. Potential defaults would include, among other things:

  •
  our failure to make payments as they become due;

  •
  our making an assignment for the benefit of creditors, or applying for or consenting to the appointment of a receiver or trustee for a substantial portion of our property or business or that of any subsidiary;

  •
  bankruptcy, insolvency or similar proceedings being filed by or against us or any subsidiary;

  •
  our default on our existing or future liabilities in excess of $250,000, including the Secured Convertible Notes; and

  •
  a breach of any material term of any other transaction document we entered into with the purchasers of the Series C Notes.

        The Series C Notes provide that the holders may not issue a default notice (as defined in the Series C Notes) for our failure to pay any of the Secured Convertible Notes that become due as a result of the closing of a change of control transaction, such as the Asset Sale, until the later of (a) ten business days after a registration statement on Form S-3 is declared effective by the Securities and Exchange Commission for the resale by us of shares of Inverness common stock we receive as proceeds of the Asset Sale or (b) the date of the closing of the Asset Sale.

        The offer and sale of securities in the transaction described above was exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as a transaction by an issuer not involving any public offering. The recipients of securities in this transaction represented to us that they acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in this transaction.

        We received net proceeds of approximately $3.4 million after deducting the estimated expenses we incurred in connection with the Financing. We intend to use the net proceeds from the Financing for general corporate purposes.

        A summary of the accounting for Series C Notes is as follows:

Proceeds at closing in August 2007	$3,500,000
Add back:
Cumulative accretion of premium	256,000

Balance, September 30, 2007	$3,756,000

        Minimum future payments on the debt are as follows:

Total payments	$4,670,000
Less: Portion related to interest payments	(155,000)
Portion related to premium payments	(759,000)

Balance, September 30, 2007	$3,756,000

Current portion	$3,756,000

7. Stock-Based Compensation

        Effective January 1, 2006, we adopted the provisions of SFAS 123R, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

        The effect of recording stock-based compensation expense in our consolidated statement of operations for the three and nine months ended September 30, 2006 and 2007 was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Cost of product sales	$2,646	$2,836	$6,751	$8,401
Research & development and clinical & regulatory expense	9,225	10,400	25,010	27,135
Selling, general and administrative expense	55,072	54,013	144,786	148,734

Stock-based compensation expense included in net loss	$66,943	$67,249	$176,547	$184,270

        Stock option activity for the nine-month period ended September 30, 2007 is summarized as follows:

	Number of Options	Weighted Average Exercise Price Per Share
Options outstanding, December 31, 2006	2,947,767	$1.92
Granted	773,166	0.49
Exercised	—	—
Terminated	(257,637)	1.87

Options outstanding, September 30, 2007	3,463,296	$1.60

Restricted Stock and Restricted Stock Units

        Restricted stock and restricted stock unit activity for the nine-month period ended September 30, 2007 is summarized as follows:

Number of Shares/Units
Unvested at December 31, 2006	474,352
Granted	142,251
Vested	(89,857)
Forfeitures	(29,400)

Unvested at September 30, 2007	497,346

Weighted average fair value of restricted stock and restricted stock units granted in 2007	$0.56

8. Contingencies

  Intellectual Property Rights

        Our NMP22 BladderChek Test is a point-of-care device which may infringe the intellectual property rights of third parties. In August 2004, we entered into a license agreement, effective as of April 1, 2004, with one holder of such patent rights, Abbott Laboratories. On November 3, 2006, we executed a supply agreement with Inverness, which holds substantial patent rights in the lateral flow area covering the professional field, which includes licensed health care providers and diagnostic laboratories. As part of this agreement, we have secured protection from claims by Inverness of infringement of its lateral flow patent rights for products we purchase from Inverness and resell in the professional field. Inverness has also agreed not to sue us, our resellers, distributors and end-customers for infringement of these lateral flow patent rights for products sold prior to November 3, 2006, the date of our agreement with Inverness. We do not expect our future profit margins to be significantly affected by this new supply agreement. We may need to secure additional licenses or other similar rights to lateral flow technology in the United States or elsewhere. If we are required to obtain additional licenses, we cannot currently estimate the extent of any liabilities we may incur or whether future profit margins will be significantly affected by the arrangements we may negotiate.

9. Accrued Expenses

        Accrued expenses consist of the following:

	December 31, 2006	September 30, 2007
Payroll and related costs	$659,809	$1,152,740
Professional fees	218,865	402,381
Interest on Secured Convertible Notes	889,844	722,754
Royalties	203,236	122,994
Deferred offering costs	10,402	51,482
Other	390,850	382,344

	$2,373,006	$2,834,695

10. Asset Sale

        On August 27, 2007, we entered into the Asset Purchase Agreement with Inverness and Milano, a wholly owned subsidiary of Inverness, pursuant to which Milano has agreed to acquire substantially all of our assets for aggregate consideration of $36 million, payable in Inverness common stock (based on the average closing price of Inverness common stock for the consecutive 10-trading day period ending on the second trading day immediately preceding the closing of the Asset Sale). In addition, Milano may be required to pay up to an additional $2 million, which Milano may elect to pay in cash and/or Inverness common stock, conditioned on the achievement of certain revenue targets for the twelve month period following the closing. The closing of the transaction is conditioned upon our receipt of (i) the approval the transaction and the Asset Purchase Agreement by the holders of 75% or more of the shares of our outstanding Series A Preferred Stock; (ii) the approval of the transaction and the Asset Purchase Agreement by the holders of a majority of our outstanding shares of both common and preferred stock, voting together as a single class; and (iii) the consent of Inverness' lender, if required, as well as the satisfaction of regulatory and other customary conditions. If our stockholders approve the transaction and the other conditions are satisfied, we expect the Asset Sale to close in the fourth quarter of 2007. Following the closing of the Asset Sale and subject to the approval of our stockholders, we intend to dissolve in compliance with the applicable provisions of the Delaware General Corporation Law.

        The Asset Purchase Agreement obligates Inverness to file with the Securities and Exchange Commission a registration statement on Form S-4 covering the shares of Inverness common stock comprising the purchase price for the Asset Sale, which registration statement shall include Matritech's proxy statement in connection with our stockholder meeting to approve the Asset Sale and subsequent dissolution. An initial version of this registration statement was filed on October 23, 2007. Inverness is obliged to file a registration statement on Form S-3 on or before the end of the trading day after closing of the Asset Sale, which registration statement is expected to enable us to promptly sell all of the shares of Inverness common stock received as consideration in the Asset Sale. We intend to promptly sell the shares of Inverness stock we receive at closing of the Asset Sale in order to obtain the cash necessary to satisfy our existing obligations, to fund our operations through the dissolution process, and to preserve the value of the consideration received in the Asset Sale. Our existing obligations include outstanding secured indebtedness, transaction fees, and various employee costs, including certain change of control payments.

        The Asset Purchase Agreement provides for Milano to acquire substantially all of our assets, including our intellectual property rights, equipment, raw materials, inventory, contracts, the stock of our German subsidiary and any cash in excess of $100,000. The assets excluded from the Asset Sale include documents relating to our corporate existence and outstanding securities, records we are required to retain, and contracts with employees not hired by Inverness, including change of control agreements with management employees.

        The Asset Purchase Agreement provides for Milano to assume substantially all of our liabilities, but we will retain liabilities relating to (a) all our outstanding Secured Promissory Notes (which we intend to pay in full following our sale of Inverness common stock as described above); (b) all investment banker, legal and accounting fees incurred in connection with our consummation of the Asset Sale; (c) all outstanding warrants issued by us for the purchase of shares of our common stock; (d) all employee expenses incurred in connection with and employee compensation earned prior to the closing of the Asset Sale; (e) all obligations owed to employees who are not hired by Inverness, Milano or one of their affiliates following the closing of the Asset Sale, including obligations under change of control agreements entered into with management employees in the spring of 2006; and (f) income tax liabilities.

        Prior to the closing, except as consented to by Inverness, we have agreed to continue our operations in the ordinary course of business and, with limited exceptions, not to declare or pay dividends; redeem securities; issue additional securities; amend our organizational documents; increase the compensation due to directors or officers or materially amend or terminate any employment, severance or similar agreements or benefit plans; adopt a shareholder rights plan; acquire any other business; encumber our assets; incur further indebtedness; accelerate the payment or vesting of any material compensation of benefit arrangements; grant equity awards; make substantial capital expenditures; initiate, compromise or settle any material litigation or arbitration proceeding; enter into or amend material contracts; or make material changes in our accounting or tax elections.

        We are also restricted from soliciting or entering into negotiations for or agreements related to the sale or merger of the Company, except upon compliance with required notices to Inverness and as required by applicable fiduciary duties. In addition, we will be required to pay Inverness a break-up fee of $1.08 million under certain circumstances as further described in the Asset Purchase Agreement.

        There can be no assurance that the conditions to closing the Asset Sale will be satisfied or that the Asset Sale will be completed on the terms set forth in the Asset Purchase Agreement or at all.

        Following the closing of the Asset Sale and subject to the approval of our stockholders, we intend to dissolve in compliance with the applicable provisions of the Delaware General Corporation Law. As part of the dissolution process, we expect to distribute to our common stockholders the available net proceeds, if any, beginning no earlier than the third quarter of 2008. The amount ultimately available to be distributed to our stockholders will depend on a number of future events, including, without limitation:

  •
  the timing of sales of Inverness common stock by us and the proceeds received by us in connection with such sales;

  •
  our operating costs until the closing; and

  •
  the costs we will incur and be required to pay on and after the closing such as transaction fees, obligations to employees, taxes, obligations related to liabilities not assumed by Inverness, obligations related to funding the Company through dissolution, and any claims that may arise during the dissolution process.

        We will only be able to distribute the remaining proceeds from the Asset Sale to our stockholders after we satisfy all of our obligations to creditors and comply with applicable statutory requirements. We do not expect to make an initial distribution to the holders of our common stock earlier than the third quarter of 2008, and we do not expect a final distribution to be made until at least 2011.

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Matritech, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Matritech Inc. and its subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 6 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation as of January 1, 2006.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 27, 2007

 MATRITECH, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006
ASSETS
Current Assets:
Cash and cash equivalents	$1,789,792	$1,460,403
Accounts receivable less allowance of $110,059 and $152,043 in 2005 and 2006, respectively	1,534,096	1,266,481
Inventories	756,079	968,737
Prepaid expenses and other current assets	323,660	140,338

Total current assets	4,403,627	3,835,959
Property and equipment, at cost:
Laboratory equipment	2,287,161	2,344,586
Office equipment	582,798	706,963
Laboratory furniture	62,739	62,739
Leasehold improvements	141,267	141,267
Automobiles	18,896	25,110

	3,092,861	3,280,665
Less—Accumulated depreciation and amortization	2,211,618	2,512,627

	881,243	768,038

Goodwill	132,615	132,615
Debt issuance costs	6,721	493,164
Other assets	200,227	276,099
Receivable from related party	3,551	—

Total assets	$5,627,984	$5,505,875

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Current maturities of notes payable	$13,571	$17,884
Current maturities of convertible debentures	634,971	3,298,976
Accounts payable	523,742	1,271,534
Accrued expenses	1,301,719	2,373,006
Deferred revenue	286,186	156,335
Registration rights liability	—	324,953

Total current liabilities	2,760,189	7,442,688
Notes payable, less current maturities	9,979	26,740
Convertible debentures, less current maturities	—	68,487
Deferred revenue	641,725	640,346
Other long term liabilities	132,852	123,754

Total liabilities	3,544,745	8,302,015
Commitments and Contingencies (Note 4)
Series A Convertible Preferred Stock, $1.00 par value
Authorized—4,000,000 shares
Designated as Series A Convertible Preferred — 1,426,124 shares
Issued and oustanding—569,251 shares in 2005 and 81,399 shares of Series A in 2006 Liquidation preference of $5,009,409 and $716,311 for Series A in 2005 and 2006, respectively	729,495	104,312

	729,495	104,312

Stockholders' Equity (Deficit):
Common stock, $0.01 par value
Authorized—90,000,000 shares in 2005 and 150,000,000 shares in 2006
Issued and outstanding—47,498,008 shares in 2005 and 56,759,061 shares in 2006	474,979	567,590
Additional paid-in capital	98,800,393	106,313,122
Accumulated other comprehensive income	65,367	140,633
Accumulated deficit	(97,986,995)	(109,921,797)

Total stockholders' equity (deficit)	1,353,744	(2,900,452)

Total liabilities and stockholders' equity (deficit)	$5,627,984	$5,505,875

The accompanying notes are an integral part of these consolidated financial statements.

 MATRITECH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2004	2005	2006
Revenue:
Product sales, net of allowances	$7,274,789	$10,290,097	$12,085,455
Alliance and collaboration revenue	208,306	125,373	109,570

Total revenue	7,483,095	10,415,470	12,195,025

Expenses:
Cost of product sales	2,579,581	3,085,465	3,122,099
Research & development and clinical & regulatory expenses	2,726,030	2,862,744	2,868,935
Selling, general and administrative expenses	10,545,268	12,196,962	14,233,523

Total operating expenses	15,850,879	18,145,171	20,224,557
Gain on sale of fixed assets	—	60,091	—

Loss from operations	(8,367,784)	(7,669,610)	(8,029,532)
Interest income	97,741	120,051	136,186
Interest expense	2,853,112	2,215,102	3,986,828
Mark-to-market adjustment from warrants	—	1,899,698	—
Mark-to-market adjustment from registration rights	—	—	54,628

Net loss	$(11,123,155)	$(7,864,963)	$(11,934,802)
Beneficial conversion feature related to series A convertible preferred stock	—	(1,627,232)	—

Net loss attributable to common shareholders	$(11,123,155)	$(9,492,195)	$(11,934,802)

Basic and diluted net loss attributable to common shareholders per common share	$(0.27)	$(0.21)	$(0.22)

Basic and diluted weighted average number of common shares outstanding	40,686,755	45,002,662	54,595,633

The accompanying notes are an integral part of these consolidated financial statements.

 MATRITECH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

	Common Stock
				Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity (Deficit)
	Number of shares	Par Value	Additional Paid-in Capital		Accumulated Deficit
Balance, December 31, 2003	36,121,934	$361,219	$83,316,769	$119,119	$(78,998,877)	$4,798,230
Net Loss	—	—	—	—	(11,123,155)	(11,123,155)
Cumulative translation adjustment	—	—	—	23,280	—	23,280

Total comprehensive loss						(11,099,875)

Sale of common stock and warrants, net of issuance costs of $712,530	4,858,887	48,589	5,798,380	—	—	5,846,969
Beneficial conversion feature associated with convertible debentures	—	—	1,338,669			1,338,669
Exercise of common stock options	100,000	1,000	83,000	—	—	84,000
Issuance of common stock for interest on convertible debentures	257,728	2,577	326,203	—	—	328,780
Issuance of common stock for redemption payments on convertible debentures	1,669,994	16,700	2,072,439			2,089,139
Issuance of common stock under employee stock purchase plan	6,000	60	8,940	—	—	9,000

Balance, December 31, 2004	43,014,543	$430,145	$92,944,400	$142,399	$(90,122,032)	$3,394,912
Net Loss	—	—	—	—	(7,864,963)	(7,864,963)
Cumulative translation adjustment	—	—	—	(77,032)	—	(77,032)

Total comprehensive loss						(7,941,995)

Issuance of warrants to a placement agent	—	—	562,125	—	—	562,125
Beneficial conversion feature associated with convertible debentures	—	—	442,027	—	—	442,027
Conversion of preferred stock into common stock	1,010,210	10,102	119,357	—	—	129,459
Issuance of common stock for interest on convertible debentures	198,927	1,989	161,262	—	—	163,251
Issuance of common stock for redemption payments on convertible debentures	3,268,102	32,681	2,598,116	—	—	2,630,797
Issuance of common stock under employee stock purchase plan	6,226	62	6,164	—	—	6,226
Reclassification of warrants from a liablity to equity	—	—	1,966,942			1,966,942

Balance, December 31, 2005	47,498,008	$474,979	$98,800,393	$65,367	$(97,986,995)	$1,353,744
Net Loss	—	—	—	—	(11,934,802)	(11,934,802)
Cumulative translation adjustment	—	—	—	75,266	—	75,266

Total comprehensive loss						(11,859,536)

Issuance of warrants in connection with 2006 secured convertible notes	—	—	1,941,854	—	—	1,941,854
Beneficial conversion feature associated with 2006 secured convertible notes	—	—	2,974,992	—	—	2,974,992
Conversion of preferred stock into common stock	6,132,986	61,330	563,853	—	—	625,183
Conversion of 2006 secured convertible notes into common stock	1,420,995	14,210	909,438	—	—	923,648
Exercise of warrants	61,337	613	39,281	—	—	39,894
Issuance of common stock for interest on convertible debentures	15,950	160	12,651	—	—	12,811
Issuance of common stock for redemption payments on convertible debentures	1,215,304	12,153	887,514	—	—	899,667
Issuance of restricted stock	414,481	4,145	(4,145)	—	—	—
Restricted stock & restricted stock unit expense	—	—	39,651	—	—	39,651
Stock option expense	—	—	147,640	—	—	147,640

Balance, December 31, 2006	56,759,061	$567,590	$106,313,122	$140,633	$(109,921,797)	$(2,900,452)

The accompanying notes are an integral part of these consolidated financial statements.

 MATRITECH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2005	2006
Cash Flows from Operating Activities:
Net loss	$(11,123,155)	$(7,864,963)	$(11,934,802)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	256,289	250,222	280,791
Amortization of debt discount	2,149,943	1,629,569	2,472,461
Amortization of deferred charges	210,917	111,937	425,959
Stock option expense	—	—	147,640
Restricted stock & restricted stock unit expense	—	—	39,651
Issuance of common stock for interest on debentures	328,781	163,250	12,811
Noncash interest expense	166,059	323,104	1,063,392
Mark-to-market adjustment on warrants	—	(1,899,698)	—
Mark-to-market adjustment on registration rights	—	—	54,628
Gain on sale of fixed assets	—	(60,091)	—
Noncash expense related to bonus plan	—	66,426	28,390
Provision for bad debts	61,532	96,609	127,772
Changes in assets and liabilities:
Accounts receivable	(358,690)	(768,356)	173,214
Inventories	(248,582)	75,496	(174,969)
Prepaid expenses and other assets	(87,782)	(128,884)	111,002
Accounts payable	187,023	59,168	742,697
Accrued expenses and other liabilities	582,598	(162,813)	117,608
Deferred revenue	(145,412)	(95,052)	(131,230)

Net cash used in operating activities	(8,020,479)	(8,204,076)	(6,442,985)

Cash Flows from Investing Activities:
Purchases of property and equipment	(229,969)	(221,022)	(105,467)
Proceeds from sale of fixed assets	—	60,091	—

Net cash used in investing activities	(229,969)	(160,931)	(105,467)

Cash Flows from Financing Activities:
Payments on notes payable	(295,212)	(6,120)	(31,934)
Proceeds from sale of preferred stock and warrants, net	—	5,287,721	—
Proceeds from secured convertible notes and warrants, net	—	—	6,184,053
Proceeds from sale of common stock and warrants, net	5,846,969	—	—
Proceeds from exercise of common stock options	84,000	—	—
Proceeds from exercise of warrants	—	—	39,894
Proceeds from issuance of common stock under employee stock purchase plan	9,000	6,226	—

Net cash provided by financing activities	5,644,757	5,287,827	6,192,013

Effect of foreign exchange on cash and cash equivalents	(6,255)	(39,206)	27,050

Increase (decrease) in cash and cash equivalents	(2,611,946)	(3,116,386)	(329,389)
Cash and cash equivalents, beginning of year	7,518,124	4,906,178	1,789,792

Cash and cash equivalents, end of year	$4,906,178	$1,789,792	$1,460,403

Supplemental Cash Flow Information:
Cash paid during the year for interest	$8,444	$1,668	$16,497
Supplemental Disclosure of Noncash Financing and Investing Activities:
Noncash dividends to preferred stockholders arising from the beneficial conversion feature	$—	$1,627,232	$—
Beneficial conversion feature on convertible debentures and 2006 secured convertible notes	$1,338,669	$442,027	$2,974,992
Issuance of common stock as payment of principal on convertible debentures:
Number of shares issued	1,669,994	3,268,102	1,215,304
Payment on debentures in dollars	$1,923,078	$2,307,692	$769,231
Issuance of common stock as payment of interest on convertible debentures:
Number of shares issued	257,728	198,927	15,950
Payment on debentures in dollars	$308,893	$151,443	$12,020
Conversion of 101,021 and 487,852 shares of convertible preferred stock to 1,010,210 and 6,132,986 shares of common stock in 2005 and 2006, respectively	$—	$129,459	625,183
Registration rights liability recorded as a debt discount	$—	$—	$305,829
Allocation of $1,285,000 closing cost related to the 2006 secured convertible notes:
Registration rights liability	$—	$—	$35,505
2006 secured convertible notes (recorded in other assets)	$—	$—	$912,403
Purchaser warrants (recorded in additional paid in capital)	$—	$—	$337,712
Payment of closing cost related to the 2006 secured convertible notes with issuance of warrant to Placement Agents	$—	$—	$471,700
Warrants issued to stockholders and recorded as debt discount to the 2006 secured convertible notes	$—	$—	$1,807,876
Conversion of 2006 secured convertible notes into common stock	$—	$—	$880,000
Purchase of fixed assets through capital lease	$—	$5,791	$51,308

The accompanying notes are an integral part of these consolidated financial statements.

 MATRITECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Operations and Significant Accounting Policies

        Matritech, Inc. ("the Company" or "we") was incorporated on October 29, 1987, to develop, produce and distribute products for the diagnosis and potential treatment of cancer based on its proprietary nuclear matrix protein technology. We initially licensed nuclear matrix protein technology from the Massachusetts Institute of Technology ("MIT"), and have since obtained an additional 14 U.S. patents relating to our products and nuclear matrix protein technology.

        We are devoting substantially all of our efforts toward product research and development, raising capital, securing partners, and manufacturing, distributing and marketing our products. We are subject to risks common to companies in similar stages of development, including a history of operating losses and anticipated future losses, fluctuation in operating results, uncertainties associated with future performance, near-term dependence on a limited number of products, uncertainties around bringing new products to market, reliance on sole suppliers, dependence on key individuals, competition from substitute products and larger companies, the development of commercially usable products and the need to obtain adequate additional financing necessary to fund our operations and the development of future products. In addition, because we have a substantial amount of debentures due prior to the end of 2007, we have an important additional risk that many companies in similar stages of development do not have.

        We have incurred losses from operations since our inception. We had an accumulated deficit of $110 million at December 31, 2006 and had only $1.5 million of cash and cash equivalents at December 31, 2006. Based on our current forecast of cash utilization and plans for management of expenses and cash flow, and subsequent to the completion of a financing in January 2007 (as described in Note 13, "Subsequent Event") we believe that our capital resources will be sufficient to fund operations into the second quarter of 2007, but we expect to need additional capital in order to continue our operations beyond the second quarter of 2007. We were required by the terms of the 15% Secured Convertible Promissory Notes we issued in January 2006 ("2006 Secured Convertible Notes") to pay the holders thereof more than $1.2 million of principal and interest in January 2007. The terms of these notes require that we pay all or a very large portion of the amount due in cash unless we were able to renegotiate payment terms with the holders of the 2006 Secured Convertible Notes. We were successful in renegotiating payment terms on these secured convertible notes as described in Note 13, "Subsequent Event". Failure to make timely payments due on our 2006 Secured Convertible Notes would constitute an event of default under those 2006 Secured Convertible Notes and could result in our inability to continue operations, as further described in Note 7. We will, as we deem necessary or prudent, continue to seek to raise additional capital and will consider various financing alternatives, including equity or debenture financings, issuance of securities convertible into equity and corporate partnering arrangements. However, we may not be able to timely raise needed capital on terms that are acceptable to us, or at all. If we raise funds on unfavorable terms, we may provide rights and preferences to new investors which are not available to current shareholders. In addition, our existing financing arrangements contain anti-dilutive provisions which may require us to issue additional securities if certain conditions are met. If we do not timely receive additional financing or do not receive an adequate amount of additional financing, we will be required to curtail our expenses by reducing research and/or marketing or by taking other steps that could hurt our future performance, including but not limited to, the premature sale of some or all of our assets or product lines on undesirable terms, merger with or acquisition by another company on unsatisfactory terms or the cessation of operations. Any future equity financings or retirements of debentures with common stock will dilute the ownership interest of our existing investors and may have an adverse impact on the price of our common stock. Any of the foregoing steps may have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that capital will be available on terms acceptable to us, if at all.

        In September 2006, we received notice from the American Stock Exchange ("AMEX"), the principal trading market of our common stock, that we were not in compliance with certain continued listing standards relative to maintenance of stockholders' equity and profitability. On October 23, 2006, we submitted to AMEX a plan of proposed actions we believe will bring us into compliance with applicable listing standards no later than March 21, 2008. On December 8, 2006, we received notice that AMEX had accepted our plan. AMEX may initiate delisting procedures against us if we do not make progress consistent with the plan during the plan period or we are not in compliance with applicable listing standards at the end of the plan period. Delisting of shares of our common stock would violate terms of our various financing documents, could result in the declaration of an event of default in our 2006 Secured Convertible Notes and could cause holders to seek to recover potential damages from us. In addition, any suspension of trading or delisting of our shares could make it more difficult for us to raise needed additional capital on terms acceptable to us or at all. Further, suspension of trading or delisting of our shares could seriously impair the ability of our stockholders to sell shares of our stock.

        The terms of our existing securities greatly restrict our future financing options. For example, the terms of our Series A Preferred Stock impose a limitation on indebtedness not outstanding on March 4, 2005 in excess of $7,500,000 except in limited forms ($12,000,000 after January 19, 2007—see Note 13, "Subsequent Event"). While our 2006 Secured Convertible Notes are outstanding, we have restrictions on incurring additional indebtedness (other than receivables financing not to exceed 80% of receivables and equipment purchase or lease financing not to exceed $200,000), as well as restrictions on payment of cash dividends and redemption of securities. Moreover, we have granted to a collateral agent on behalf of the holders of the 2006 Secured Convertible Notes a security interest in collateral including some cell lines, equipment, inventory and general intangibles related to our NMP22 product line, as well as proceeds from any sale of the product line. We also granted contingent license rights to the collateral agent on behalf of the holders of the 2006 Secured Convertible Notes in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. The NMP22 product line, portions of which serve as collateral for the 2006 Secured Convertible Notes, includes all of our currently commercialized products. The agreements reflecting the collateral and license arrangements contain restrictions on our sale or abandonment of the collateral and the patent rights. Further, these agreements afford the collateral agent the right to assume control of and sell the collateral and to use the contingent license rights exclusively within the field of bladder cancer detection in the event of our default in our obligations under the 2006 Secured Convertible Notes. If we default on these obligations, and the collateral is sold, we will lose our primary source of operating income, which would have a material adverse effect on our business and would severely jeopardize our ability to continue operations. As described in Note 13, "Subsequent Event" after January 22, 2007, we face similar restrictions under our Series B 15% Secured Convertible Promissory Notes ("2007 Secured Convertible Notes" and collectively with our 2006 Secured Convertible Notes, the "Secured Convertible Notes").

        If we raise funds on unfavorable terms, we may provide rights and preferences to new investors which are not available to current stockholders. In addition, our existing financing arrangements contain anti-dilutive provisions which may require us to issue additional securities if certain conditions are met. Any future equity financings or retirements of debentures with common stock will dilute the ownership interest of our existing investors and may have an adverse impact on the price of our common stock. Any of the foregoing steps may have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that capital will be available on terms acceptable to us, if at all. These financial statements do not include any adjustments that would be necessary if we were unable to continue as a going concern entity.

        We have suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about our ability to continue as a going concern. As a result, if we do not receive an adequate amount of additional financing in the future or such financing does not occur on a timely basis, we will be required to curtail our expenses by reducing research and/or marketing or by taking other steps that could hurt our future performance, including but not limited to, the premature sale of some or all of our assets or product lines on undesirable terms, merger with or acquisition by another company on unsatisfactory terms or the cessation of operations.

  (a) Principles of Consolidation

        The consolidated financial statements include the accounts of Matritech, Inc., a Delaware corporation and our wholly-owned subsidiary, Matritech GmbH, based in Freiburg, Germany. All intercompany balances and transactions have been eliminated in consolidation.

  (b) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

  (c) Foreign Currency Translation

        The financial statements of Matritech GmbH are translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. The functional currency of our German subsidiary is the local currency (Euro), and accordingly, all assets and liabilities of our German subsidiary are translated using the exchange rate at the balance sheet date except for capital accounts, including loans that are considered long-term in nature, which are translated at historical rates. Revenues and expenses are translated at average rates during the period. Adjustments resulting from the translation of the financial statements of Matritech GmbH into U.S. Dollars are excluded from the determination of net income and are included in accumulated other comprehensive income within stockholders' equity. Foreign currency transaction gains and losses are reported in the accompanying consolidated statements of operations and are immaterial to the results of operations.

  (d) Cash and Cash Equivalents

        We consider all highly liquid investments with maturities of 90 days or less at the date of purchase to be cash equivalents. We follow the provisions of SFAS No. 115, Accounting for Certain Investments in

Debt and Equity Securities, in accounting for our marketable securities. Securities held at December 31, 2005 and 2006, include only cash and cash equivalents and money market accounts.

  (e) Concentration of Credit Risk and Significant Customers

        Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. We limit credit risk in cash and cash equivalents by investing only in short-term, investment grade securities with financial institutions of high credit standing. To reduce credit risk associated with our trade accounts receivable, we routinely assess the financial strength of our customers and utilize credit limits and, as a consequence, we believe that our trade accounts receivable credit risk exposure is limited. We do not require collateral from our customers.

        No customer accounted for more than 10% of our total revenues in fiscal 2004, 2005, and 2006, respectively. No customer accounted for more than 10% of our accounts receivable balance at December 31, 2004, 2005 and 2006.

  (f) Inventories

        Inventories are stated at the lower of cost (determined on a first-in first-out basis) or market and consist of the following:

	December 31,
	2005	2006
Raw materials	$206,200	$195,724
Work-in-process	22,117	10,647
Finished goods	462,732	752,605
Consignment inventory	65,030	9,761

	$756,079	$968,737

  (g) Depreciation

        We provide for depreciation using straight-line methods by recording charges to operations in amounts that allocate the cost of property and equipment over their estimated useful lives as follows:

Asset Classification	Useful Life
Laboratory equipment	4 to 10 years
Office equipment	2-5 years
Laboratory furniture	5 years
Leasehold improvements	Shorter of useful life or lease term
Automobiles	5 years

  (h) Capital leases

        Assets acquired under capital lease agreements are recorded at the present value of the future minimum rental payments using interest rates appropriate at the inception of the lease. Property and equipment subject to capital lease agreements are amortized over the shorter of the life of the lease or the estimated useful life of the asset unless the lease transfers ownership or contains a bargain purchase option, in which case the leased asset is amortized over the estimated useful life of such asset.

  (i) Disclosure of Fair Value of Financial Instruments

        Our financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable, convertible debentures and notes payable. The carrying amounts of our financial instruments, excluding the Convertible Debentures (as defined below) and 2006 Secured Convertible Notes (as defined below), approximate their estimated fair values at December 31, 2005 and 2006. The estimated fair values have been determined through information obtained from market sources and management estimates.

        The fair value of the Convertible Debentures and 2006 Secured Convertible Notes at December 31, 2005 and 2006 as estimated by management is approximately $769,000 and $6,118,000, respectively. The carrying value of the Convertible Debentures and 2006 Secured Convertible Notes in our financial statements reflects discounts related to beneficial conversion charges calculated in accordance with Emerging Issues Task Force Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments ("EITF 00-27").

  (j) Goodwill and Long-lived Assets

        We have completed the annual impairment tests as required by SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142") and, based on the results of these tests, no impairment of goodwill was identified.

        Our policy regarding long-lived assets is to evaluate the recoverability or usefulness of these assets when the facts and circumstances suggest that these assets may be impaired. In conducting this analysis, we rely on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. The test of recoverability or usefulness is a comparison of the asset value to the undiscounted cash flow of its expected cumulative net operating cash flow over the asset's remaining useful life. We treat any write-downs as permanent reductions in the carrying amount of the asset and we recognize an operating loss. To date, we have had recurring operating losses and the recoverability of our long-lived assets is contingent upon executing our business plan that includes, among other factors, significantly increasing product sales. If we are unable to execute our business plan, we may be required to write down the value of our long-lived assets in future periods.

  (k) Revenue Recognition

        We recognize revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104") and EITF 00-21 Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). We recognize revenue when the following criteria have been met:

  1.
  Persuasive evidence of an arrangement exists;

  2.
  Delivery has occurred and risk of loss has passed to our customers;

  3.
  Our price to the customer is fixed or determinable; and

  4.
  Collectibility is reasonably assured.

        When determining whether risk of loss has transferred to customers on product sales, we evaluate both the contractual terms and conditions of our sales agreements as well as our business practices. When determining whether collectibility is reasonably assured, we evaluate the facts and circumstances associated with the individual transaction. Factors we consider differ depending on the nature of the customer (end-user versus distributor), nature of the product (well established or relatively new), size of the transaction, whether we have a past history with the customer and the geographic location of the customer. These general principles are applied somewhat differently in three different circumstances:

    (a)
    Sales of Laboratory Test Kits (whether to distributors or end-users)

        Sales of Laboratory Test Kits include our NMP22 Lab Test Kit which we have manufactured and sold directly to end-user laboratories and to distributors since 1995 and non-NMP22 products which consist of various diagnostic products made by others, purchased by us and resold by us to end-user laboratories, principally in Germany. For these well established products, we record revenue when the product is shipped and the above-noted requirements of SAB 104 are met. None of these products has any significant risk that regulatory approvals, reimbursement arrangements or inadequate physician education will prevent laboratory customers from successfully using the product. For sales of these products to distributors and end-user laboratories, we evaluate our prior collection history with the customer and occasionally obtain credit reports from external sources. We closely monitor our accounts receivable aging for these customers and establish reserves for significantly aged accounts if we believe the account is uncollectible. Our collection history has been favorable and we have not been required to establish material bad debt provisions for our end-user laboratory customers or for distributors of this product.

    (b)
    Sales of NMP22 BladderChek Test to end-users

        Our NMP22 BladderChek Test is a point-of-care bladder cancer test that we have manufactured and sold since 2001. Because it is the first point-of-care diagnostic test for any type of cancer, it can only be sold successfully if a commercially supportive marketplace has been established (eg, appropriate regulatory approvals, reimbursement arrangements and physician education are in place).

        Sales of NMP22 BladderChek Test to end-user physicians are made in Germany and the United States because we have made significant investments to create a commercially supportive marketplace in each country. Despite these efforts, we have found that some physician customers demand a right of return because after product delivery they are not ready or able to utilize the product in their practice in the way they expected before their purchase. We have also found that some physician customers are less creditworthy than others. Due to the high volume and small size of these sales, we generally do not perform credit checks on potential customers but instead establish credit limits and closely monitor the aging of our receivable balances for these customers. If a physician customer account ages beyond 90 days, the customer will be put on credit hold and no further revenue will be recognized related to that customer until their greater than 90 day outstanding balances are paid in full.

        While we record revenue when the product is shipped and the above-noted requirements of SAB 104 are met, at the same time we establish reserves for returns and non-payment based on our credit and collection history. These reserves are recorded as a reduction of revenue, and we regularly adjust the reserves based on our actual experience. To date, our historical calculations of the size of required reserves have been in line with our expectations.

    (c)
    Sales of NMP22 BladderChek Test to distributors

        Sales of NMP22 BladderChek Test to distributors began in late 2001 to reach markets other than Germany and the United States. Like us, each of these distributors has needed to make a significant investment to start-up and establish a commercially supportive marketplace in order to successfully sell the NMP22 BladderChek Test to physicians. While distributors for this product are typically established companies with experience in selling medical products, we discovered that the time required to create a commercially supportive marketplace in their territory was longer than they expected and that the new distributor's initial sales were less than they projected. Such delays put their initial purchases of NMP22 BladderChek Tests at risk of expiration and over the years, despite our contractual prohibitions against returns, some have asked us to exchange their inventory for newer inventory in order to avoid a loss.

        Business practices such as agreeing to product exchanges may indicate the existence of an implied right to return the product even if there are no such contractual provisions for product returns. We treat such practices, whether contractual or implied, as conveying a right of return and will establish provisions for returns when reasonable and reliable estimates can be made. In accordance with SAB 104, where we do not have sufficient history to make reasonable and reliable estimates of returns, as is the case with distributors with whom we do not have a ten quarter history, we defer revenue until the distributor reports to us that it no longer has the product or we determine the shelf life of the product has expired (each indicating that the possibility of return is remote). After we have ten quarters of experience with an individual distributor, we recognize any remaining deferred revenue related to that distributor and subsequently recognize revenue upon shipment to that distributor. Shipments recorded as deferred revenue were approximately $423,000 in 2005 and approximately $130,000 in 2006.

        As with our other distributor customers, we closely monitor our accounts receivable aging for these customers and establish reserves for significantly aged accounts if we believe the account is uncollectible. Our collection history has been favorable and we have not been required to establish material bad debt provisions for our significant distributor customers.

        We generate alliance and collaboration revenue primarily through collaborative license and development agreements with strategic partners for the development and commercialization of our product candidates. The terms of these agreements typically include non-refundable license fees, funding of research and development, payments based upon achievement of certain milestones, payments for product manufacturing and royalties on net product sales. We examine revenue arrangements where multiple products or services are sold together under one contract to determine if each element represents a separate unit of accounting as defined in EITF 00-21. EITF 00-21 requires the following criteria to be met for an element to represent a separate unit of accounting:

  1.
  The delivered items have value to a customer on a stand-alone basis;

  2.
  There is objective and reliable evidence of the fair value of the undelivered items; and

  3.
  Delivery or performance is probable and within the control of the vendor for any delivered items that have a right of return.

        In the event that an element of a multiple element arrangement does not represent a separate earnings process and a separate unit of accounting, we recognize revenue from that element over the term of the related contract or as the undelivered items are delivered.

        Where we have continuing performance obligations under the terms of a collaborative arrangement, we recognize non-refundable license fees as revenue over the period during which we complete our performance obligations. We recognize revenues from milestone payments related to arrangements under which we have no continuing performance obligations upon achievement of the related milestone only if all of the following conditions are met: the milestone payments are non-refundable; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions is not met, we defer the milestone payments and recognize those amounts as revenue over the term of the arrangement as we complete our performance obligations.

        We recognize payments received from collaborative partners for research and development services performed by us as revenue on a straight line basis (unless evidence indicates an alternative earnings pattern can be demonstrated) over the term of the arrangement or the expected service period, whichever is longer. We recognize revenue from royalty payments upon the receipt of data from the licensees in accordance with the related license agreement supporting the amount of and basis for such royalty payments to us.

        Deferred revenue consists of the following:

	December 31,
	2005	2006
Collaboration revenue	$715,608	$706,038
Deferred product revenue	212,303	90,643

	$927,911	$796,681

  (l) Research and Development Costs

        Research and development costs, which are comprised of costs incurred in performing research and development activities including wages and associated employee benefits, clinical trial costs, contract services, and facilities and overhead costs, are expensed as incurred.

  (m) Cost of Products Sold

        Cost of product sales includes payroll-related expenses, product materials, rent and related expenses, supplies, depreciation of fixed assets used in production as well as royalties paid to third parties. Gross profit is calculated by deducting the cost of product sales from product sales.

  (n) Significant Risks and Uncertainties

        We do not currently have alternative suppliers manufacturing our NMP22 BladderChek Tests or providing processes for our NMP22 Lab Test Kits. Unless and until we secure additional suppliers for the NMP22 BladderChek Test and for processes for the NMP22 Lab Test Kit and we demonstrate to the FDA that additional suppliers are equivalent to our current sources, we will be at risk of disruption of our product supply and may be unable to meet our sales commitments to customers. Although we have executed a supply agreement with Inverness Medical Innovations, Inc. ("Inverness") for our NMP22 BladderChek Test and Inverness plans on having multiple manufacturing locations qualified and available for the manufacture of this product, to date the product is being manufactured at only one location and only one location has been qualified. We have not yet obtained approval from the FDA to use a different manufacturing location. We may face delays in securing FDA approval for use of an additional manufacturing location for the NMP22 BladderChek Test and we may not be able to secure the necessary approval at all. In that event, we would expect that our product would continue to be manufactured at the same location it has been for several years. While we attempt to maintain an adequate level of inventory to provide for contingencies such as key product components becoming unavailable or available in insufficient quantities, or an assembler failing to meet our requirements, our inventory levels may not be adequate to meet our commitments for an extended period of time. We may be forced to modify our products to enable another supplier or another manufacturing location to meet our requirements or we may be required to cease production and sale of our products altogether if our existing supply sources do not continue to provide sufficient quantities of product to us for whatever reason. Any product modification or cessation of production and sale of our products would likely cause us to fail to satisfy our sales commitments to customers.

  (o) Comprehensive Income (Loss)

        Comprehensive income (loss) is comprised of net income (loss) and foreign currency translation adjustments related to our German subsidiary.

  (p) Stock-Based Compensation

        We have four stock-based compensation plans which are described in Note 6 "Stock-based Compensation".

  (q) Net Loss per Common Share

        We compute earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the effects of our potential dilutive common shares are anti-dilutive. Potential common stock equivalents consist of stock options, warrants, restricted stock and restricted stock units, convertible preferred stock and convertible notes. The number of anti-dilutive securities excluded from the computation of diluted loss per share were 9,391,336, 19,576,067 and 31,283,626 for the years ended December 31, 2004, 2005 and 2006, respectively. In January 2007, we entered into a purchase agreement pursuant to which we sold our 2007 Secured Convertible Notes (further described in Note 13, "Subsequent Event"). This transaction would add approximately 11,709,703 shares to the number of anti-dilutive securities prior to the receipt of stockholder approval of further issuances.

  (r) Recent Accounting Pronouncements

        In January 2006, we adopted SFAS 123 and SAB No. 107, Share-Based Payment. These standards require that all share-based payments to employees, including grants of employee stock options, be recognized in the statement of operations based on their fair values. The adoption of these standards did have a material effect on the Company's financial position and results of operations. See Note 6, Stock-Based Compensation, in the Notes to Consolidated Financial Statements for additional information.

        In January 2006, we adopted SFAS No. 154, Accounting Changes and Error Corrections, ("SFAS 154"), which replaces Accounting Principles Board ("APB") Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The adoption of SFAS 154 did not have a material effect on our financial position, results of operations or cash flows.

        In January 2006, we adopted SFAS No. 151, Inventory Costs, which amends Accounting Research Bulletin ("ARB") No. 43 Chapter 4. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

        In June 2006, the EITF reached a consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) ("EITF 06-03"). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 becomes effective as of January 1, 2007. We are currently evaluating the impact EITF 06-03 could have on our financial position, results of operations or cash flows.

        In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. This interpretation prescribes new methodology by which a company must measure, report, present, and disclose in its financial statements the effects of any uncertain tax return reporting positions that we have taken or expect to take. The interpretation requires financial statement reporting of the expected future tax consequences of uncertain tax return reporting positions on the presumption that all relevant tax authorities possess full knowledge of the tax reporting positions as well as all of the pertinent facts and circumstances, but it prohibits any discounting of these effects for the time value of money. In addition, the interpretation also mandates expanded financial statement disclosure about uncertainty in tax reporting positions. The interpretation will become effective in the first quarter of 2007. We are currently evaluating the impact FIN No. 48 could have on our financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, ("SFAS 157"). This standard addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles ("GAAP"). This standard is effective for all financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS 157 could have on our financial position, results of operations or cash flows.

        In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, ("SAB 108"). This standard addresses quantifying the financial statement effect of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. This standard is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on our financial position, results of operations or cash flows.

        In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements, ("FSP No. EITF 00-19-2"), which addresses an issuer's accounting for registration payment arrangements. FSP No. EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in FSP No. EITF 00-19-2 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. FSP No. EITF 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles (GAAP) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. FSP No. EITF 00-19-2 shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of FSP No. EITF 00-19-2. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP No. EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The adoption of this standard is expected to have a material effect on our financial position, results of operations or cash flows.

(2) Agreements

        In March 2001, we entered into an eight-year, non-exclusive product supply and marketing agreement with Diagnostic Products Corporation ("DPC") enabling DPC to develop and market an automated version of our NMP22 Lab Test Kit. This agreement was terminated effective December 31, 2005. During the term of this agreement, we received royalty payments which were recognized when earned based upon the receipt of data from DPC supporting the amount of and basis for royalty payments to us.

        In March 2002, we entered into a supply and distribution agreement with Medical and Biological Laboratories Group of Nagoya, Japan ("MBL") granting MBL the exclusive right in Japan to sell the NMP22 BladderChek Test. MBL is responsible for conducting clinical trials and securing the necessary regulatory approvals in Japan and it received regulatory approval and commenced sales of the NMP22 BladderChek Test during the summer of 2005. Under the terms of this agreement MBL paid us a non-refundable license fee which is being recognized as revenue over the eight-year term of the agreement.

        In October 2002, we entered into a distribution agreement with Cytogen Corporation ("Cytogen"), granting Cytogen the exclusive right to market and sell the NMP22 BladderChek Test in the United States to the urology and oncology marketplace. This agreement was amended in November 2003 to provide Cytogen a non-exclusive right to sell NMP22 BladderChek Tests to urologists until December 31, 2003 and an exclusive right to continue to sell NMP22 BladderChek Tests to oncologists through December 31, 2004. Under the terms of the agreement, Cytogen paid a non-refundable license fee which was recognized as revenue over the term of the agreement.

        In November 2002, we entered into an exclusive license and supply agreement with Sysmex Corporation ("Sysmex"), granting Sysmex the use of NMP179 technology for automated non-slide-based laboratory instruments. Under the terms of the agreement, Sysmex purchased shares of our common stock at a premium. A premium of approximately $500,000 has been ascribed to the value of the license and is being recognized as revenue over the fourteen-year term of the related patents. This agreement also contains future royalty, milestone and research and development payments. We will recognize any future milestone payments over the remaining life of the related patents and will recognize future royalty payments when they are determinable.

        In March 2003, we entered into a collaboration and commercialization agreement with Mitsubishi Kagaku Iastron, Inc., a division of Mitsubishi Chemical ("MKI"), whereby they or their designees will serve as our Japanese clinical laboratory partner for further validation of our NMP66 technology and pursuant to which we and they may negotiate the terms for distribution rights for the Japanese market for products and services incorporating the NMP66 technology. Under the terms of this agreement, MKI paid Matritech an upfront fee and several milestone payments may become due in the future. These payments will be recognized over the term of the agreement.

        In November 2006, we executed a five-year distribution agreement with Inverness whereby we appointed Inverness as our exclusive distributor for the non-prescription, OTC, sale of our NMP22 BladderChek Test in the United States. Under the distribution agreement, we agreed to secure all necessary regulatory approvals for the marketing and sale of the NMP22 BladderChek Test in the non-prescription OTC market in the United States and to be responsible for the conduct of necessary clinical trials and submission of all regulatory filings with the FDA or elsewhere. Inverness agreed to pay the cost of clinical trials above a set floor amount and to otherwise cooperate with us in efforts to secure regulatory approval. We expect to collaborate with Inverness in assessing the market opportunity, with a goal of submitting a regulatory filing seeking FDA approval to distribute and sell the test as a non-prescription or OTC test. Inverness' commencement of distribution of the test in the OTC market is subject to receipt of FDA approval and there is no guarantee that clinical trials we conduct will support a non-prescription, OTC use of the NMP22 BladderChek Test, that we will be able to secure FDA approval for sale in that market or that Inverness will ever commence sale of the NMP22 BladderChek Test in that market.

(3) Valuation and Qualifying Accounts

        The following table sets forth activity in our accounts receivable reserve account:

	Balance at Beginning of Year	Provision Charged To Income	Write-offs	Balance at End of Year
2004	23,591	61,532	—	85,123
2005	85,123	96,609	71,673	110,059
2006	110,059	56,099	14,115	152,043

        The following table sets forth activity in our valuation allowance against deferred tax assets account:

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2004	31,704,000	3,228,000	—	34,932,000
2005	34,932,000	1,209,000	—	36,141,000
2006	36,141,000	2,305,000	—	38,446,000

(4) Commitments and Contingencies

        In 2004, we extended our lease agreement for our corporate headquarters in Newton, Massachusetts. The lease expires on December 31, 2010, with the right to renew for an additional five-year period at the then market rate.

        In 2005, we entered into a new lease agreement for our office in Freiburg, Germany. This lease commenced in January 2006 and continues through January 2011 with the right to renew for an additional five-year period.

        In 2005 and 2006, we entered into capital lease agreements, totaling approximately $5,800 and $51,000, respectively, to provide us with office equipment. The lease terms are three years. Capital lease obligations are recorded as notes payable in our balance sheet.

        We lease office and laboratory facilities and certain equipment under operating and capital leases that expire through 2011. Total commitments are due as follows:

	Operating Lease	Capital Lease
2007	$604,000	$24,000
2008	568,000	24,000
2009	532,000	8,000
2010	508,000	—
2011	17,000	—
Thereafter	—	—

Total	$2,229,000	$56,000

        Rent expense, including facility and equipment rentals, for the years ended December 31, 2004, 2005 and 2006 was approximately $601,000, $592,000 and $631,000, respectively.

        On November 3, 2006, we executed a supply agreement with Inverness, which contains purchase commitments totaling approximately $1,684,000 over the next two years.

        In December 2003, a third party complaint was filed against us by the lessor of the property we occupy in Newton, Massachusetts in a suit brought against the lessor by a former employee of ours. The action was filed in Middlesex County Superior Court, Massachusetts under the caption Kira Shapiro et al v. Francis Biotti as Trustee of One Nevada Street Realty Trust, Civil Action No. 02-05439. In the underlying action, the plaintiff sought damages for personal injuries allegedly sustained as a result of the negligence of the lessor in maintaining the interior of the leased premises. Our lessor sought reimbursement from us for any amounts for which he may be held liable. The plaintiffs' action was dismissed by the court on January 25, 2005, and a stipulation of dismissal covering the third party claims against us was filed with the court on January 28, 2005. These dismissals concluded the case.

  Guarantees

        As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that may enable us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal.

        We enter into standard indemnification agreements in our ordinary course of business. Pursuant to these agreements, we indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any U.S. patent or any copyright or other intellectual property infringement claim by any third party with respect to our products. The terms of these indemnification agreements vary. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal.

  Intellectual Property Rights

        Our NMP22 BladderChek Test is a point-of-care device which may infringe the intellectual property rights of third parties. In August 2004, we entered into a license agreement, effective as of April 1, 2004, with one holder of such patent rights, Abbott Laboratories. On November 3, 2006, we executed a supply agreement with Inverness, which holds substantial patent rights in the lateral flow area covering the professional field, which includes licensed health care providers and diagnostic laboratories. As part of this agreement, we have secured protection from claims by Inverness of infringement of its lateral flow patent rights for products we purchase from Inverness and resell in the professional field. Inverness has also agreed not to sue us, our resellers, distributors and end-customers for infringement of these lateral flow patent rights for products sold prior to November 3, 2006. We do not expect our future profit margins to be significantly affected by this new supply agreement. We may need to secure additional licenses or other similar rights to lateral flow technology in the United States or elsewhere. If we are required to obtain additional licenses, we can not currently estimate the extent of any liabilities we may incur or whether future profit margins will be significantly affected by the arrangements we may negotiate.

  License Agreements

    a.
    MIT License Agreement

        MIT has granted us a worldwide exclusive license to certain technology, which was extended when we obtained FDA approval of our first cancer diagnostic product in 1996, until the expiration of all patent rights. Pursuant to the license agreement, we pay royalties on the sales of products incorporating the licensed technology. We paid $76,638, $163,770 and $200,425 in royalties in the years ended December 31, 2004, 2005 and 2006, respectively. The majority of these license rights expired at the end of 2006.

    b.
    Hybritech License Agreement

        In August 1994, we entered into a non-exclusive license agreement with Hybritech, Inc. for the manufacture and sale of certain patented technology for immunometric assays using monoclonal antibodies. We are required to pay a royalty equal to 8% of net sales of licensed products subject to the license in countries where Hybritech, Inc. has a valid patent in effect. The last Hybritech, Inc. patent expires in 2008. We paid $2,976, $0 and $0 in royalties in the years ending December 31, 2004, 2005, and 2006, respectively.

    c.
    Abbott Laboratories License Agreement

        In August 2004, we entered into a sublicense agreement with Abbott Laboratories, effective as of April 1, 2004, to license certain United States and foreign patent rights covering our BladderChek Test point-of-care product. We paid $227,538, $363,721 and $427,026 in royalties in the years ended December 31, 2004, 2005 and 2006, respectively.

(5) Stockholders' Equity

        In March 2003, we sold $5 million of 7.5% Convertible Debentures ("the Convertible Debentures") and Warrants (the "March 2003 Warrants") to purchase 784,314 shares of common stock (including a warrant for 98,039 shares issued to a placement agent in connection with the transaction) at an initial exercise price of $2.278 per share. (See Note 7, "Convertible Debentures, 2006 Secured Convertible Notes and Notes Payable"). We repaid both the principal and interest due on the Convertible Debentures in shares of our common stock over a period of years, with the final payment made on March 31, 2006. Although the initial conversion price was $2.278 per share, that conversion price was adjusted on four occasions, at the time of financing transactions completed in Fall 2003, March 2004, March 2005 and January 2006, as a result of the anti-dilution protection provisions of the Convertible Debentures. By the time of the final anti-dilution adjustment prior to the March 2006 final payment, the conversion price had been reduced to $0.73 per share. The March 2003 Warrants remain outstanding and have had their exercise prices reduced on the same four occasions, so that the current exercise price is $0.65 per share. Although no adjustment was made in the exercise price of these warrants as a result of the January 2007 sale of Secured Convertible Notes, future dilutive issuances could result in further reduction of the exercise price.

        In Fall 2003, we sold an aggregate of 3,893,295 shares of our common stock at a price of $1.67 and five year warrants to purchase 1,362,651 shares of our common stock at a price of $2.45 per share for an aggregate consideration of $6,501,802. The warrants did not contain any anti-dilution adjustment provisions. The values of the warrants and common stock in excess of par value have been reflected in additional paid-in-capital.

        In March 2004, we sold 4,858,887 shares of our common stock at a price of $1.35 and five year warrants to purchase 1,214,725 shares of our common stock at a price of $2.00 per share for aggregate consideration of $6,559,500. The warrants did not contain any anti-dilution adjustment provisions. The values of the warrants and common stock in excess of par value have been reflected in additional paid-in-capital.

        In March 2005, we entered into a purchase agreement (the "Purchase Agreement") which provided for the sale of an aggregate of 1,426,124 shares of our Series A Preferred Stock and the issuance to the investors of warrants to purchase 4,991,434 shares of our common stock at a price of $1.47 per share (the "March 2005 Purchaser Warrants"). The Purchase Agreement provided for two closings (the "First Closing" and the "Second Closing") because we could not issue all shares of the Series A Preferred Stock that we agreed to sell without obtaining stockholder approval because the resulting conversion shares would exceed 20% of our outstanding common stock. On March 4, 2005, we completed the First Closing which consisted of 670,272 shares of Series A Preferred Stock and all of the March 2005 Warrants for aggregate consideration of $5,898,394 (before cash commissions and expenses of approximately $610,000). In addition, we issued warrants to a placement agent for a total of 656,920 shares of common stock. Both the March 2005 Purchaser Warrants and the placement agent warrants (collectively the "March 2005 Warrants") had an initial exercise price of $1.47 per share, became exercisable on September 5, 2005 and expire on March 4, 2010. On June 20, 2005, we entered into a Mutual Termination and Release Agreement with the investors who were parties to the Purchase Agreement to terminate the obligations of all parties to consummate and complete the Second Closing. Accordingly, no additional shares of Series A Preferred Stock or warrants to purchase shares of our common stock were or will be issued in this private placement.

        The holders of Series A Preferred Stock are entitled to a liquidation preference and have the benefit of covenants by us not to liquidate, merge, sell control or substantially all our assets, or amend the charter in any way adverse to the holders. We are obligated not to issue other capital stock that would be senior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, not to have indebtedness in excess of $12,000,000 except in limited forms, and not to enter into or consummate a transaction which would result in the holders of all the voting power of our outstanding capital stock having less than a majority of voting power of a surviving entity after a merger, consolidation, share exchange or sale. Some of the holders of the Series A Preferred Stock held now expired rights to participate in subsequent financings completed on or before December 20, 2006. We are further required to reserve sufficient shares of common stock for issuance of all shares issuable upon conversion of the Series A Preferred Stock (the "Conversion Shares") and the exercise of the March 2005 Warrants and to use commercially reasonable efforts to continue the listing and trading of such common shares with AMEX or another national stock exchange or stock market. The holders of Series A Preferred Stock are entitled to 6.56 votes for each share of Series A Preferred Stock held by them. The holders of Series A Preferred Stock shall vote together with the holders of common stock, except when our Certificate of Designations or Delaware law provide for a separate class vote.

        Each share of Series A Preferred Stock was initially convertible into ten shares of our common stock. Both the Series A Preferred Stock and the March 2005 Warrants have anti-dilution protection provisions. This means that if we issue any shares (subject to limited exceptions) at a price that is less than the initial conversion price of the Series A Preferred Stock ($0.88 per common stock share) in the case of the Series A Preferred Stock or less than the initial exercise price ($1.47 per common stock shares) in the case of the March 2005 Warrants (a "Dilutive Issuance"), the conversion price of the Series A Preferred Stock or the exercise price of the March 2005 Warrants, as applicable, will be adjusted downwards. There is a floor on the new conversion price and the new exercise price that could result from a Dilutive Issuance, in the case of the Series A Preferred Stock the conversion price floor is $0.70 and in the case of the Warrants, the floor on the exercise price floor is $1.34. Our January 2006 financing was deemed to be a Dilutive Issuance resulting in an adjustment of the conversion price of the Series A Preferred Stock to $0.70 per share and an adjustment in the exercise price of the March 2005 Warrants to $1.34 per share. At the time of this Dilutive Issuance, there were 569,251 shares of Series A Preferred Stock outstanding and an additional 1,463,788 shares of our common stock were reserved for conversion at the new conversion price. Because our stockholders did not approve a proposal which would have removed the floor on conversion and exercise prices for the Series A Preferred Stock and March 2005 Warrants, there will be no further adjustment to these conversion or exercise prices.

        During the year ended December 31, 2006, 487,852 shares of Series A Preferred Stock were converted into common stock. At December 31, 2006, 81,399 shares of Series A Preferred Stock remained outstanding, which shares are convertible into 1,023,301 shares of our Common Stock.

        The net cash proceeds of $5,288,000 from the First Closing, further reduced by the fair value of the placement agent warrants totaling $562,000, were allocated between the Series A Preferred Stock (approximately $844,000) and the 2005 Warrants (approximately $3,881,000). The value of the 2005 Warrants was calculated using the Black-Scholes pricing model with the following assumptions: dividend yield of zero percent; expected volatility of 85%; risk free interest rate of approximately 4% and a term of five years.

        In connection with the issuance of the Series A Preferred Stock, we recorded a beneficial conversion feature of $1,627,000. A beneficial conversion feature is recorded when the consideration allocated to the convertible security, divided by the number of common shares into which the security converts, is below the fair value of the common stock into which the Series A Preferred Stock can convert at the date of issuance. The amount of the beneficial conversion feature has been immediately accreted as a deemed dividend because the preferred stock is immediately convertible. The value of the beneficial conversion feature has been reflected as an adjustment to the net loss attributable to common shareholders on our Consolidated Statements of Operations.

        As part of the March 2005 private placement, we entered into a Registration Rights Agreement committing to timely file a registration statement covering the resale of the conversion shares into which the Series A Preferred Stock may be converted and the shares for which the 2005 Warrants may be exercised (the "Warrant Shares"). If we failed to timely file a registration statement, if the registration statement was not declared effective within certain time limits or if the registration statement does not remain effective, we would be obligated to pay liquidated damages in an amount equal to 1.5% of the consideration paid for the Series A Preferred Stock for each thirty day period during which the failure persists. In accordance with EITF Issue No. 00-19, Accounting for Derivative

Financial Instruments Indexed To, and Potentially Settled in a Company's Own Stock, ("EITF 00-19"), a transaction which includes a potential for net cash settlement, including liquidated damages, of a derivative instrument, including warrants, requires that such derivative financial instruments be recorded at fair value as a liability and that subsequent changes in fair value be reflected in the statement of operations. We concluded that the Registration Rights Agreement liquidated damages provision applicable to the Warrant Shares met the definition of net cash settlement under EITF 00-19. In accordance with EITF 00-19, the fair value of the warrants of $4,271,000 was accounted for as a liability at March 4, 2005, the date of the First Closing, and the subsequent changes in the fair value of the 2005 Warrants were reflected on our Consolidated Statement of Operations as mark-to-market warrant adjustments. Transaction costs of $390,000 were allocated to the warrants and expensed upon closing of the transaction, offsetting subsequent mark-to-market warrant adjustments.

        On April 18, 2005, we amended the Registration Rights Agreement to eliminate any obligation to pay liquidated damages with respect to a failure to maintain the effectiveness of a registration statement covering resale of the Warrant Shares. On May 9, 2005 the registration statement covering resale of the Warrant Shares became effective and the 2005 Warrants were reclassified as equity because there is no future potential for a net cash settlement with regard to the 2005 Warrants. The resulting mark-to-market adjustments (approximately $1,900,000) and the reclassification of the 2005 Warrants as equity are presented in our financial statements for the year ended December 31, 2005.

        This sale has been deemed to be a dilutive issuance under the terms of our Convertible Debentures and our March 2003 Warrants. As a result, as of March 4, 2005, the Convertible Debentures became exercisable into 2,525,253 shares of our common stock at a price of $.99 per share, representing a current increase of 869,623 shares from the conversion terms of the Convertible Debentures at December 31, 2004, and the March 2003 Warrants became exercisable to purchase shares of our common stock at a price of $0.88 per share. We have calculated an additional debt discount in the first quarter of 2005 of approximately $442,000 based on the beneficial conversion feature of this debenture. This charge is being amortized as interest expense over the remaining life of the Convertible Debentures.

        A rollforward of warrant activity for 2005 is as follows:

Balance January 1, 2005	Additions	Subtractions	Balance December 31, 2005	Expiration Date	Exercise Price
200,000		(200,000)	—	July 2005	$2.50
222,077		(222,077)	—	December 2005	$2.30
784,314			784,314	March 2008	$0.88
1,257,861			1,257,861	October 2008	$2.45
61,377			61,377	October 2008	$1.67
359,390			359,390	October 2008	$1.84
125,786			125,786	October 2008	$2.70
104,790			104,790	November 2008	$2.45
1,649,200			1,649,200	March 2009	$2.00
—	5,648,354		5,648,354	March 2010	$1.47

4,764,795	5,648,354	(422,077)	9,991,072

        A rollforward of warrant activity for 2006 is as follows:

Balance January 1, 2006	Additions	Subtractions	Balance December 31, 2006	Expiration Date	Exercise Price
784,314			784,314	March 2008	$0.65
1,257,861			1,257,861	October 2008	$2.45
61,377		(61,377)	—	October 2008	$0.67
359,390			359,390	October 2008	$1.84
125,786			125,786	October 2008	$2.70
104,790			104,790	November 2008	$2.45
1,649,200			1,649,200	March 2009	$0.65-2.00
5,648,354			5,648,354	March 2010	$1.34
—	7,496,264		7,496,264	January 2011	$0.65- .67

9,991,072	7,496,264	(61,377)	17,425,959

        See Note 13 of Notes to the Consolidated Financial Statements, "Subsequent Event" for further warrants issued in January 2007 and the reduction in exercise price for other previously issued warrants.

(6) Stock-based Compensation

Stock Incentive Plans

        In June 2006, our stockholders approved the 2006 Equity and Incentive Plan under which 4,000,000 shares are authorized, but no equity-based awards have been made under the plan. In September 2006, we amended the 2006 Equity and Incentive Plan and the 2002 stock option and incentive plan to require adjustment of outstanding options and awards in the event of stock splits, recapitalizations, mergers or similar transactions. We have granted incentive and nonqualified options under our 1992 stock plan and 2002 stock option and incentive plan and the 1992 and 2002 Directors' plans. The total shares authorized under the 1992 stock plan and the 1992 Directors' plan are 5,000,000 and 465,000 shares, respectively. There are no shares available for issuance at December 31, 2006 under either the 1992 stock plan or the 1992 Directors' plan. The total shares authorized under the 2002 stock option and incentive plan and the 2002 Directors' plan are 2,000,000 and 965,000 shares, respectively. The total shares available for issuance at December 31, 2006 under the 2002 stock option and incentive plan and the 2002 Directors' plan are 213,789 and 685,000 shares, respectively. All option grants, prices and vesting periods are determined by the Board of Directors. Incentive stock options must be granted at a price not less than the fair market value on the date of grant. Options vest at various rates over periods of up to four years and all options issued prior to mid-February 2005 expire ten years from the date of grant. In February 2005, the form of option agreement for grants under the 2002 stock option and incentive plan was changed to reduce the option term to seven years. The exercise price of incentive stock options granted to an option holder who owns stock possessing more than 10% of the voting power of the outstanding capital stock must be at least equal to 110% of the fair market value of the common stock on the date of grant. Our policy for issuing shares of stock related to the exercise of stock options is to have the option holder pay the full exercise price of the stock option and in return we issue shares of stock directly to the option holder.

        We have granted restricted stock under our 2002 stock option and incentive plan in 2006. All restricted stock grants and vesting periods are determined by the Board of Directors. Restricted stock granted in 2006 vests over a period of four years for grants with time-based vesting, three years for bonus awards with time-based vesting and approximately two years for grants with performance-based vesting. Compensation cost is calculated using the number of awards that we expect to vest and is adjusted to include those awards that ultimately do vest. Performance-based restricted stock vests upon the achievement of pre-established operating result targets associated with the 2007 fiscal year. Compensation cost is recorded for these awards based on the assessment of the likelihood of achieving the performance targets, net of an estimate of pre-vesting forfeitures. We reassess the likelihood of vesting at each reporting period and adjust compensation cost as appropriate.

        In December, 2005, the Compensation Committee of our Board of Directors approved the acceleration of vesting of approximately 574,000 unvested stock options granted between January 2002 and December 2004 to employees of the Company. These options had exercise prices greater than the market value of our stock at that time. The exercise price and number of shares underlying each affected stock option were unchanged. The acceleration of these options was primarily done in connection with our impending adoption of SFAS 123R effective January 1, 2006 in order to avoid the recognition of compensation expense in 2006 and thereafter with respect to the vesting of these options. As a result of this acceleration, we will not be required to recognize share-based compensation, net of related tax effects, of $450,000 in future years, based on valuation calculations using the Black-Scholes methodology. Total 2005 stock-based compensation expense under SFAS 123 would have been approximately $1,102,000 including approximately $450,000 of expense as a result of the acceleration of the 574,000 unvested options in December 2005.

        Effective January 1, 2006, we adopted the provisions of SFAS 123R, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We also followed the disclosure requirements of SFAS 123, as amended by SFAS No. 148 ("SFAS 148"), Accounting for Stock-Based Compensation—Transition and Disclosure. We elected to adopt the modified prospective transition method as provided by SFAS 123R and, accordingly, financial statement amounts for the prior periods presented in this Annual Report on Form 10-K have not been restated to reflect the fair value method of expensing share-based compensation. The impact of complying with SFAS 123R on earnings per share for the year ended December 31, 2006 was $0.004 per common share.

        The effect of recording stock-based compensation expense in our consolidated statement of operations for the year ended December 31, 2006 was as follows:

Cost of product sales	$9,565
Research & development and clinical & regulatory expense	30,527
Selling, general and administrative expense	175,589

Stock-based compensation expense included in net loss	$215,681

Effect on earnings per share:
Basic and diluted	$0.004

        There was no stock-based compensation expense recorded in our consolidated statement of operations for the years ended December 31, 2004 and 2005. There was no capitalized stock-based employee compensation cost as of December 31, 2004, 2005 and 2006, respectively. There was no recognized tax benefits during the year ended December 31, 2004, 2005 and 2006, respectively.

        We had previously adopted the provisions of SFAS 123, as amended by SFAS 148, through disclosure only. The following table illustrates the effects on net loss and loss per share if we had applied the fair value recognition provisions of SFAS 123 to share-based employee awards.

	2004	2005
Net loss attributable to common shareholders	$(11,123,155)	$(9,492,195)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(701,434)	(1,102,437)

Pro forma net loss attributable to common shareholders	$(11,824,589)	$(10,594,632)

Net loss attributable to common shareholders per common share:
Basic and diluted—as reported	$(0.27)	$(0.21)

Basic and diluted—pro forma	$(0.29)	$(0.24)

        We estimate the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock over the option's expected term, the risk-free interest rate over the option's expected term, and our expected annual dividend yield. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate choices from the permitted alternatives in calculating the fair values of the Company's stock options. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2004	2005	2006
Risk-free interest rate(1)	3.74-4.69%	3.61-4.34%	4.58-4.87%
Expected dividend yield	—	—
Expected life	5 years	5 years	4.75 years(2)
Expected volatility(3)	85%	68%-85%	68%

(1)
The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury bond yield in effect at the time of grant.

(2)
In 2006 the option term was calculated using the simplified method for estimating expected option life, in accordance with SAB No. 107, Share-Based Payment ("SAB 107").

(3)
The stock volatility for each grant is an estimate of volatility we expect to experience over the term of the option. Historical weekly price changes of our common stock over the most recent period equal to the expected option term play an important role in such estimates. Such estimates have been and may continue to be adjusted for stock market activity.

Weighted-average Exercise Price and Fair Values of Options on the Date of Grant	2004	2005	2006
Exercise price	$1.46	$0.88	$0.87
Fair value	$0.85	$0.58	$0.51

        The total grant date fair value of options vested in the years ended December 31, 2004, 2005 and 2006 was $697,977, $1,377,754 and $118,711, respectively.

        The following table summarized stock option activity:

	Number of Options	Weighted Average Exercise Price Per Share
Options outstanding, December 31, 2003	2,528,472	$3.36
Granted	594,112	1.46
Exercised	(100,000)	0.84
Terminated	(433,738)	2.04

Options outstanding, December 31, 2004	2,588,846	3.24
Granted	609,486	0.88
Exercised	—	—
Terminated	(82,748)	1.80

Options outstanding, December 31, 2005	3,115,584	2.82
Granted	352,900	0.87
Exercised	—	—
Terminated:
—Cancellation	(64,007)	1.69
—Forfeitures	(53,803)	0.81
—Expiration	(402,907)	8.16

Options outstanding, December 31, 2006	2,947,767	$1.92

Options exercisable, December 31, 2006	2,264,782	$2.23

Options exercisable, December 31, 2005	2,523,431	$3.27

Options exercisable, December 31, 2004	1,549,173	$4.15

        The weighted average remaining contractual life for stock options outstanding and fully vested stock options at December 31, 2006 was 5.74 years and 5.35 years, respectively. The total intrinsic value, which is the difference between the exercise price and sale price of our common stock on the date of sale, of stock option exercised during the year ended December 31, 2004 was $25,349. There were no options exercised during the years ended December 31, 2005 and 2006. As of December 31, 2006 the total intrinsic value, which is the difference between the exercise price and closing price of our common stock as of December 31, 2006, of stock options outstanding and fully vested stock options was $1,439 and $374, respectively.

        Information about outstanding and exercisable options as of December 31, 2006 is as follows.

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.55 - $0.84	280,325	5.95	$0.73	64,625	$0.68
0.85 - 1.16	654,215	7.32	$0.96	199,430	$0.98
1.17 - 2.00	598,802	6.56	$1.53	588,802	$1.54
2.01 - 2.85	1,061,494	4.98	$2.31	1,058,994	$2.31
2.86 - 4.34	280,606	4.02	$3.38	280,606	$3.38
4.35 - 6.69	42,325	2.84	$6.28	42,325	$6.28
6.70 - 10.63	30,000	0.45	$8.06	30,000	$8.06

Total	2,947,767	5.74	$1.92	2,264,782	$2.23

        The following table summarizes the status of our outstanding unvested options for the year ended December 31, 2006:

	Number of Shares	Weighted Average Fair Value
Unvested at December 31, 2005	592,153	$0.60
Granted	352,900	0.51
Vested	(208,265)	0.57
Cancelled	—	—
Forfeited	(53,803)	0.51
Expired	—	—

Unvested at December 31, 2006	682,985	0.57

        As of December 31, 2006, there was approximately $186,000 of total unrecognized compensation cost related to unvested stock options granted under our stock plans. That cost is expected to be recognized over a weighted-average period of 1.56 years.

Restricted Stock and Restricted Stock Units

        Restricted stock and restricted stock unit activity under all of our stock plans for the year ended December 31, 2006 is summarized as follows:

Number of Shares/Units
Outstanding at December 31, 2005	—
Granted	483,345
Forfeitures	(8,993)

Outstanding at December 31, 2006	474,352

Vested restricted stock and restricted stock units at December 31, 2006	—
Weighted average fair value of restricted stock and restricted stock units granted in 2006	$0.79

        The aggregate value of outstanding restricted stock and restricted stock units as of December 31, 2006 was approximately $318,000. No restricted shares or units vested during the year ended December 31, 2006.

        As of December 31, 2006, there was approximately $78,000 of total unrecognized compensation cost related to restricted stock and restricted stock units granted under our stock plans. That cost is expected to be recognized over a weighted-average period of 1.49 years. In calculating unrecognized compensation cost we apply estimated forfeiture rates to the awards. We also use an assessment of the likelihood of achieving the performance targets when we calculate compensation cost for the performance-based awards. These two factors substantially reduced the unrecognized compensation cost of these awards.

Employee Stock Purchase Plan

        At December 31, 2004, we had accumulated payroll deductions of $6,226 for the issuance of 6,226 shares of common stock which were issued to employees under the Employee Stock Purchase Plan. Under this plan stock is sold at 85% of fair market value, as defined. Effective June 30, 2005, we terminated this plan.

Reserved Shares

        As of December 31, 2006 the following shares of common stock were reserved and available for future issuance:

Stock option plans	7,906,465
Exercise of warrants outstanding	18,056,959
Stock reserved for the 2006 Secured Convertible Notes	16,249,580
Stock reserved for preferred stock conversions	1,023,301

43,236,305

        The table above includes additional shares for warrant exercise and note conversions which we are required to reserve and keep available under the terms of our 2006 Secured Convertible Notes and accompanying warrants.

(7) Convertible Debentures, 2006 Secured Convertible Notes and Notes Payable

  Convertible Debentures Issued March 2003

        In March 2003, we sold $5 million of 7.5% Convertible Debentures ("the Convertible Debentures") and Warrants (the "March 2003 Warrants") to purchase 784,314 shares of common stock (including a warrant for 98,039 shares issued to a placement agent in connection with the transaction) at an initial exercise price of $2.278 per share. We repaid both the principal and interest due on the Convertible Debentures in shares of our common stock over a period of years, with the final payment made on March 31, 2006. Although the initial conversion price was $2.278 per share, that conversion price was adjusted on four occasions, at the time of financing transactions completed in Fall 2003, March 2004, March 2005 and January 2006, as a result of the anti-dilution protection provisions of the Convertible Debentures. By the time of the final anti-dilution adjustment prior to the March 2006 final payment, the conversion price had been reduced to $0.73 per share. The March 2003 Warrants remain outstanding and have had their exercise prices reduced on the same four occasions, so that the current exercise price is $0.65 per share. Although no adjustment was made in the exercise price of these warrants as a result of the January 2007 sale of Secured Convertible Notes, future dilutive issuances could result in further reduction of the exercise price.

        The proceeds of $5 million, less closing costs, were allocated between the Convertible Debentures (approximately $3,450,000) and the warrants (approximately $950,000) based on their relative fair values. The value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: dividend yield of zero percent; expected volatility of 110%; risk free interest rate of approximately 3% and a term of five years. The initial carrying value of the Convertible Debentures is being accreted ratably, over the term of the notes, to the $5 million amount due at maturity using the effective interest method. Total closing costs were approximately $600,000 and included a warrant issued to the placement agent valued at approximately $162,000 using the Black-Scholes pricing model with the same assumptions as the warrants above. The closing costs were allocated between the debenture and the warrants resulting in $475,000 being ascribed to the debenture as deferred offering costs and such costs included $132,000 related to the placement agent warrant. In addition, the difference between the effective conversion price of the debentures into common stock and the fair value of our common stock on the date of issuance of the debentures resulted in a beneficial conversion feature totaling approximately $199,000, which was calculated in accordance with EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. This beneficial conversion feature was recorded as a debt discount and is being amortized using the effective interest rate over the life of the debenture.

        A summary of the Convertible Debentures accounting is as follows:

Proceeds at closing in March 2003	$5,000,000
Less:
Fair value ascribed to the warrants and recorded as debt discount	(950,000)
Fair value ascribed to placement agent warrant and recorded as debt discount	(131,000)
Beneficial conversion feature calculated on date of closing and recorded as debt discount	(199,000)
Additional beneficial conversion feature recorded in the fourth quarter of 2003 as debt discount	(1,497,000)
Additional beneficial conversion feature recorded in the first quarter of 2004 as debt discount	(1,339,000)
Additional beneficial conversion feature recorded in the first quarter of 2005 as debt discount	(442,000)
Cumulative principal payments made in stock	(5,000,000)
Add back:
Cumulative amortization of debt discount and beneficial conversion features	4,558,000

Balance, December 31, 2006	$—

        The debt discount has been amortized as interest expense using the effective interest method over the term of the Convertible Debentures. These Convertible Debentures were fully repaid as of March 31, 2006. For the years ended December 31, 2004, 2005 and 2006, $2,150,000, $1,630,000 and $134,000, respectively, representing amortization of these costs is included in interest expense.

        Debt issuance costs attributable to the Convertible Debentures, which totaled approximately $475,000, had been capitalized as other assets and other current assets on the condensed balance sheet and were amortized based on the effective interest method over the term of the debenture. For the years ended December 31, 2004, 2005 and 2006, $210,000, $112,000 and $7,000, respectively representing amortization of these costs is included in interest expense. As of December 31, 2005 unamortized debt issuance costs totaled $7,000 and are included in other current assets. As of December 31, 2006, unamortized debt issuance costs totaled $0.

        The 2004, 2005 and 2006 quarterly interest payments under the Convertible Debentures, totaling $309,000, $151,000 and $12,000 respectively, were made in stock and the monthly principal repayments of $192,000 each commencing in March 2004 (totaling $1,920,000, $2,308,000 and $769,000 at December 31, 2004, 2005 and 2006, respectively) were made in stock. Common stock issued during the years ended December 31, 2005 and 2006 was 3,467,029 and 1,231,254, respectively.

  2006 Secured Convertible Notes Issued January 2006

        On January 13, 2006, we entered into a purchase agreement and related documents, pursuant to which we sold the 2006 Secured Convertible Notes originally maturing January 13, 2009, which were initially convertible into 10,766,092 shares of our common stock, and accompanying warrants (the "Purchaser Warrants") to purchase up to 6,459,655 shares of our common stock, for an aggregate consideration of $6,997,960 (before cash commission and expenses of approximately $748,000). The 2006 Secured Convertible Notes had an initial conversion price of $0.65 per share of common stock. The Purchaser Warrants, which became exercisable on July 14, 2006 and expire on January 13, 2011, had an initial exercise price of $0.67 per share. We also issued warrants to two placement agents with the same exercisability period as the Purchaser Warrants, to purchase up to 1,036,609 shares of our common stock at an exercise price of $0.65 per share (collectively with the Purchaser Warrants, the "2006 Warrants"). Both the conversion price and the exercise price are subject to adjustment in the event of subsequent dilutive issuances, although certain floors existed until after our stockholders approved proposals to remove those floors at our Annual Meeting of Stockholders held June 9, 2006.

        The 2006 Secured Convertible Notes initially allowed for payment of both principal and interest in shares of our common stock, so long as we satisfied certain conditions. The effective conversion price for payments to be made in stock is the lower of the then conversion price, initially $0.65, or 85% of the 10 day volume weighted average price of common stock (the "10-day VWAP") on AMEX at the time any payment is due. No payments were due on the 2006 Secured Convertible Notes prior to January 2007, when interest became due for the period from January 13, 2006 to January 13, 2007. Thereafter, interest is payable quarterly, in arrears, and principal payments are due monthly beginning January 2007 in an amount equal to 1/24 of the initial amount of the 2006 Secured Convertible Notes, or $291,582, but monthly principal payments will be lower than that figure beginning in March 2007 as a result of optional conversions various note holders undertook in 2006. The total amount of optional conversions in 2006 was $880,000 in principal and $43,648 in interest, all of which we paid in stock at the $0.65 per share conversion price, issuing an aggregate of 1,420,993 shares of common stock for this purpose. If we choose to prepay the 2006 Secured Convertible Notes, in whole or in part, there will be a 15% prepayment premium due.

        The original terms of the 2006 Secured Convertible Notes required us to meet certain conditions in order to make interest and principal payments in shares of common stock instead of cash. Those original conditions were (i) one or more registration statements is effective and available for the resale of the shares required to be registered by the terms of a Registration Rights Agreement entered into in connection with the January 2006 financing; (ii) the shares of our common stock are designated for quotation or listed on the Nasdaq Capital Market, Nasdaq Global Market or AMEX and have not been suspended from trading on any of such exchanges or markets and no written notice of delisting by any of such exchanges or markets have been received and not resolved; (iii) issuance of the shares will not result in a Secured Convertible Note holder and its affiliates owning more than 9.99% of the outstanding shares of our common stock, unless waived by the holder; (iv) the number of shares to be issued to all holders on a specific payment date shall not exceed 10% of the trading volume (as reported by Bloomberg) of our common stock for the period of 20 consecutive trading days ending on the trading day immediately prior to such payment date; (v) our common stock is not selling at a price below $0.50 per share; (vi) the current price per share of the common stock delivered in payment is equal to or greater than $0.61, or we receive stockholder approval to allow issuances below that price; (vii) prior to receipt of that stockholder approval, the 10-day VWAP of our common stock is equal to or greater than the then-effective conversion price; and (viii) we have not issued any notice relating to the redemption of any warrant(s) during the 30 day period immediately prior to the payment date. Prior to the first payment due date of January 13, 2007, we entered into an agreement with the holders of a majority of the outstanding principal value of the 2006 Secured Convertible Notes to permit us to make the January 2007 payment in shares of common stock without regard to the volume trading limitations set out in clause (iv) above. Subsequently, on January 22, 2007, we entered into an agreement with the holders of a majority of the outstanding principal value of the 2006 Secured Convertible Notes to amend the conditions to payment in shares and deleted clauses (ii), (iv), (vi) and (vii) and changed clause (v) to a floor price of $0.40 per share. The January 22, 2007 agreement also changed the maturity date of the 2006 Secured Convertible Notes to December 13, 2007. The monthly principal payments scheduled in 2007 are $291,582 in January and February 2007, $279,082 in March 2007 and, assuming no further optional conversions in 2007, $270,748 from April 2007 to November 2007 until a lump sum payment of $3,089,729 is made on December 13, 2007. All accrued interest from 2006 will be paid in January 2007 and thereafter, the quarterly payments of interest will be made in April, July, October, and December 2007.

        While the 2006 Secured Convertible Notes are outstanding, we have restrictions on incurring additional indebtedness (other than receivables financing not to exceed 80% of receivables and equipment purchase or lease financing not to exceed $200,000), as well as restrictions on paying cash dividends and redeeming securities. Our obligations under the 2006 Secured Convertible Notes are secured by first priority liens against certain assets related to our NMP22 product line. The security interest covers cell lines, equipment, inventory and general intangibles related to the NMP22 product line, as well as proceeds from the sale of the product line. We also entered into a contingent license agreement with a collateral agent, SDS Capital Group SPC, Ltd., granting license rights in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line.

        The 2006 Secured Convertible Notes require us to pay interest and liquidated damages and may become immediately due and payable in cash at a premium of 120% of the outstanding principal amount plus accrued interest and damages in the event we default under their terms. Potential defaults would include, among other things:

  •
  our failure to make payments as they become due;

  •
  our failure to remain listed on any of a Nasdaq Market, NYSE or AMEX;

  •
  our failure to have an effective registration statement available for resale of the shares issued upon conversion;

  •
  failure to timely remove restrictive legends from any stock certificates delivered upon conversion;

  •
  our written notice or public announcement of the intention not to issue shares upon conversion;

  •
  our making an assignment for the benefit of creditors, or applying for or consenting to the appointment of a receiver or trustee for a substantial portion of our property or business or that of any subsidiary;

  •
  bankruptcy, insolvency or similar proceedings being filed by or against us or any subsidiary;

  •
  a sale or disposition of substantially all our assets;

  •
  our default on our existing or future liabilities in excess of $250,000; and

  •
  a breach of any material term of any other transaction document we entered into with the purchasers of the 2006 Secured Convertible Notes.

        We granted the holders of 2006 Secured Convertible Notes or shares of our common stock issued upon conversion of the Secured Convertible Notes valued at or in excess of $250,000 the right to participate in future financing transactions. These rights were subject to the prior right of holders of at least $495,000 of our Series A Preferred Stock to participate in future financings closed on or before December 20, 2006. The holders of the 2006 Secured Convertible Notes who qualify for participation rights in our future financing transactions also have the right to exchange up to 50% of the then-held principal value of their 2006 Secured Convertible Notes for participation in the transaction, subject to an overall restriction for all holders that limits them to an aggregate of 50% of each future financing transaction.

        Under the terms of the transaction documents, we were obligated to file a registration statement covering the shares into which the Secured Convertible Notes may be converted and the shares for which the warrants may be exercised. The registration statement was declared effective on February 21, 2006, and we are obligated to keep it available for resale of these shares. We filed a second registration statement in June 2006, which was declared effective on July 12, 2006, covering resale of additional shares that may be issued as a result of anti-dilution adjustments and to cover additional shares for exercise of warrants which could become available to the holders. We are also obligated to keep our stock listed for trading on AMEX, NYSE or Nasdaq. If we fail to maintain the effectiveness of these registration statements, we may be subject to penalties, including payment of 1.5% of the consideration paid for the 2006 Secured Convertible Notes for each thirty day period of delay in registration.

        The sale of 2006 Secured Convertible Notes has been deemed to be a dilutive issuance under the terms of the warrants issued in connection with our Convertible Debentures, our Series A Preferred Stock and accompanying March 2005 Warrants and some warrants previously issued to a placement agent. As a result, the March 2003 Warrants became exercisable to purchase shares of our common stock at a price of $0.65 per share. The outstanding Series A Preferred Stock became convertible into 7,156,629 shares of our common stock at a price of $0.70 per share, representing a current increase of 1,463,788 shares from the conversion terms of the Series A Preferred Stock at December 31, 2005, and the March 2005 Warrants became exercisable to purchase shares of our common stock at a price of $1.34 per share. Additionally, the exercise prices of warrants granted in October 2003 and March 2004 to a placement agent to purchase an aggregate of 105,821 shares of our common stock were adjusted from $1.67 and $2.00 per share to $0.65 per share.

        The offer and sale of securities in the January 2006 financing transaction described above were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as a transaction by an issuer not involving any public offering. The recipients of securities in this transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in this transaction.

        The proceeds of approximately $6,998,000 and the closing costs of $1,285,000 were allocated in the following manner:

Instrument	Allocation of of Proceeds	Allocation of Associated Costs
2006 Secured Convertible Notes	$4,884,000	$912,000
Purchaser Warrants	1,808,000	337,000
Registration Rights Liability	306,000	36,000

	$6,998,000	$1,285,000

        The allocation of the total proceeds among these elements requires us to separately record the Registration Rights Liability at its full fair value (approximately $306,000) and then allocate the remaining value between the Purchaser Warrants and the 2006 Secured Convertible Notes based on their relative fair values. The fair value of the Registration Rights Liability was determined using a probability weighted discounted cash flow technique based on the potential cash penalties, and subsequent changes in its fair value are reflected in the statement of operations. We valued the Purchaser Warrants using the Black-Scholes pricing model with the following assumptions: dividend yield of zero percent; expected volatility of 68%; risk free interest rate of 4.14% and a term of five years.

        Total closing costs were approximately $1,285,000 and included the Agent Warrants, which we valued at approximately $472,000 using the same method used for valuing the Purchaser Warrants. Debt issuance costs of $912,000 were allocated to the 2006 Secured Convertible Notes, have been capitalized as other assets on our condensed consolidated balance sheet and are being amortized based on the effective interest rate method over the term of the 2006 Secured Convertible Notes. The $337,000 of costs allocated to the Purchaser Warrants were deducted from the net proceeds attributable to the Purchaser Warrants. We expensed $36,000 of costs allocated to the Registration Rights Liability upon the closing of this transaction.

        The difference between the effective conversion price of the 2006 Secured Convertible Notes and the fair value of our common stock on the date of issuance of the 2006 Secured Convertible Notes equals the beneficial conversion feature calculated in accordance with EITF 00-27. The first step in this calculation shown below divides the value allocated above to the 2006 Secured Convertible Notes by the shares issued upon conversion to determine the effective conversion price:

Face Value of 2006 Secured Convertible Notes	$6,998,000	Value Allocated to 2006 Secured Convertible Notes	$4,884,000
Shares Upon Conversion	10,766,092	Shares Upon Conversion	10,766,092
Conversion Price	$0.65	Effective Conversion Price	$0.454

        The second step in this calculation, as shown below, determines the discount to market based on the effective conversion price and uses this discount to determine the beneficial conversion feature:

Closing Price January 13, 2006	$0.73
Effective Conversion Price	$0.454
Discount to Market per Share	$0.276
Shares Upon Conversion	10,766,092
Beneficial Conversion Feature	$2,975,000

        This beneficial conversion feature of approximately $2,975,000 was recorded as a debt discount and resulted in a carrying value for the 2006 Secured Convertible Notes of $1,909,000 at closing. The difference between the carrying value recorded at closing and the $6,998,000 face value of the 2006 Secured Convertible Notes is being accreted over their 3 year term using the effective interest rate method.

        When note holders convert any of the 2006 Secured Convertible Notes prior to maturity, the proportionate share of the remaining unamortized debt discount, debt issuance costs and beneficial conversion feature related to the amount of converted principal is charged to expense in the current period and the amount remaining is charged to expense over the remaining term of the 2006 Secured Convertible Notes.

        For the period ended December 31, 2006, we included $419,000, (representing amortization of deferred financing costs), and $2,338,000, (representing accretion of debt discount and beneficial conversion feature) in interest expense.

        For the year ended December 31, 2006, $880,000 of principal of the 2006 Secured Convertible Notes was converted into equity.

        A summary of the 2006 Secured Convertible Notes accounting is as follows:

Proceeds at closing in January 2006		$6,998,000
Less:
Fair value ascribed to the Purchaser Warrants		(1,808,000)
Fair value of Registration Rights Liability		(306,000)
Beneficial conversion feature calculated on date of closing and recorded as debt discount		(2,975,000)

Carrying value at closing in January 2006		1,909,000
Add back:
Cumulative principal payments made in stock		(880,000)
Cumulative amortization of debt discount and beneficial conversion features		2,338,000

Balance, December 31, 2006		$3,367,000

Minimum future payments on the debenture are as follows:
Total payments	$7,943,000
Less: Portion related to periodic interest payments	(1,825,000)
Non-cash interest related to debt discount	(2,751,000)

Balance, December 31, 2006	$3,367,000
Less current portion	3,299,000

Long-term portion	$68,000

  Notes Payable

        In connection with the acquisition of ADL (now Matritech GmbH), we assumed certain debt obligations. These obligations consisted of a third-party demand note. The note bore interest at 5.2%, and was due in monthly installments of $4,000 and was secured by trade receivables and inventory. A key Matritech GmbH employee paid us all amounts due under the demand note. We have recorded a corresponding asset for this employee receivable at December 31, 2005. At December 31, 2006, these obligations were paid in full by the Matritech GmbH employee.

        In 2005 and 2006, we entered into capital lease agreements to provide us with office equipment. The lease term of each agreement is three years. At December 31, 2006 the balance of the capital lease obligations totaled $45,000. Capital lease obligations are recorded as notes payable in our balance sheet.

        Maturities of debt obligations are as follows:

2007	$3,317,000
2008	89,000
2009	6,000

Total	$3,412,000

(8) Accrued Expenses

        Accrued expenses consist of the following:

	December 31,
	2005	2006
Payroll and related costs	$747,625	$659,809
Professional fees	222,057	218,865
Interest on Convertible Debentures and 2006 Secured Convertible Notes	4,808	889,844
Royalties	159,186	203,236
Other	168,043	401,252

	$1,301,719	$2,373,006

(9) Income Taxes

        A reconciliation of the federal statutory rate to our effective tax rate is as follows:

	December 31,
	2004	2005	2006
Income tax provision at federal statutory rate	(34.0)%	(34.0)%	(34.0)%
Permanent differences	8.49	3.16	12.12
Increase in tax resulting from State tax provision, net of Federal benefit	(5.15)	(4.77)	(1.71)
Increase in valuation allowance	27.23	15.37	19.33
Expiration of carryforwards	4.20	25.21	5.21
Other	(0.77)	(4.97)	(0.94)

Effective tax rate	0%	0%	0%

        We follow the provisions of SFAS No. 109, Accounting for Income Taxes, ("SFAS 109"). Under the provisions of SFAS 109, we recognized a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and their tax basis and carryforwards to the extent they are realizable. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance has been established for the full amount of the deferred tax asset. Of the total valuation allowance, approximately $352,000 relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when and if realized.

        At December 31, 2006, we had federal and state tax net operating loss carryforwards ("NOL") of approximately $79,623,000 and $36,620,000, which will, if not used, expire at various dates from 2007 through 2026. Approximately, $5,385,000 of state NOLs and $1,581,000 of federal NOLs expired in 2006. We also have a NOL from our operation in Germany of approximately $1,753,000, which carries forward indefinitely. At December 31, 2006, we had federal and state research and experimentation credit carryforwards of approximately $1,671,000 and $1,159,000, respectively, which will, if not used, expire at various dates from 2007 through 2026. Based upon Section 382 of the Internal Revenue Code, as amended, changes in our ownership could limit the utilization of our tax attributes.

        Our net deferred tax asset consists of the following:

	December 31,
	2005	2006
Net operating loss carryforwards	$27,870,000	$30,034,000
Capitalized research and development expenses	5,452,000	5,464,000
Tax credits	2,347,000	2,436,000
Deferred revenue	374,000	321,000
Other temporary differences	98,000	191,000

Deferred tax asset	36,141,000	38,446,000
Valuation allowance	(36,141,000)	(38,446,000)

Net deferred tax asset	$—	$—

        A full valuation allowance has been provided due to the uncertainty surrounding the realization of the deferred tax asset.

(10) Related Party Transactions

        On November 6, 2003, a distributor of our products in South Korea acquired $500,000 of our common stock and warrants (see Note 5, "Stockholders' Equity"). We shipped approximately $108,000, $164,000 and $220,000 of product to this distributor during 2004, 2005 and 2006, respectively.

        Following our sale of 2007 Secured Convertible Notes (see Note 13 "Subsequent Event"), we elected two new members of our Board of Directors. One of these individuals purchased $250,000 of the 2007 Secured Convertible Notes and received accompanying warrants to purchase 238,095 shares of our common stock at an exercise price of $0.63 per share. In addition, various investment funds, of which this new Board member is an affiliate, purchased $800,000 of the 2007 Secured Convertible Notes and received accompanying warrants to purchase 761,905 shares of our common stock at an exercise price of $0.63 per share. This new Board member disclaims beneficial ownership of the shares held by each of these investment funds except to the extent of his pecuniary interest in any of the funds. In addition, this Board member is the president of the firm that served as our placement agent in connection with our sale of 2006 Secured Convertible Notes. For services rendered, we paid this firm cash compensation of approximately $449,000 and issued warrants to purchase 986,609 shares of our common stock at an initial exercise price of $0.65 per share. This Board member personally purchased $135,000 of the 2006 Secured Convertible Notes and received accompanying warrants to purchase 124,615 shares of our common stock at an initial exercise price of $0.67 per share. Various investment funds, of which this Board member is an affiliate, purchased $1,250,000 of the 2006 Secured Convertible Notes and received accompanying warrants to purchase 1,153,846 shares of our common stock at an initial exercise price of $0.67 per share.

(11) Segment and Geographic Information

        We apply SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, ("SFAS 131"), which establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker or decision making group, in making decisions how to allocate resources and assess performance. Our chief decision maker, as defined under SFAS 131, is a combination of the Chief Executive Officer, the President and the Chief Financial Officer. To date, we have viewed our operations and manage our business as principally one segment, the sale of diagnostic products. As a result, the financial information disclosed herein, represents all of the material financial information related to the principal operating segment. All of our products were shipped from our facilities located in the United States or from our facilities in Freiburg, Germany. Revenues by destination are as follows:

	Revenue ($in 000's)
	2004		2005		2006
	$	%	$	%	$	%
Germany	$4,271	59%	$5,414	53%	$7,020	58%
United States	2,413	33	3,932	38	4,049	33
Japan	203	3	301	3	475	4
Europe (excluding Germany)	154	2	251	2	202	2
Rest of world	234	3	392	4	339	3

Total sales	$7,275	100%	$10,290	100%	$12,085	100%
Alliance and collaboration revenue (United States)	208		125		110

Total revenue	$7,483		$10,415		$12,195

        Product sales by type are as follows:

	Revenue ($in 000's)
	2004		2005		2006
	$	%	$	%	$	%
NMP22 products	$5,369	74%	$8,543	83%	$11,089	92%
Other products	1,906	26	1,747	17	996	8

Total sales	$7,275	100%	$10,290	100%	$12,085	100%

        Our total net fixed assets in the United States and Germany are as follows:

Total Net Fixed Assets ($in 000's)

	2005		2006
	$	%	$	%
United States	$805	91%	$678	88%
Germany	76	9	90	12

Total	$881	100%	$768	100%

(12) Supplemental Financial Disclosure

Unaudited ($in 000's, except per share amounts)	Q1-05	Q2-05	Q3-05	Q4-05
Revenue	$2,174	$2,644	$2,780	$2,818
Loss from operations	(2,165)	(2,035)	(1,675)	(1,795)
Net loss attributable to common shareholders	(3,723)	(1,384)	(2,168)	(2,218)
Basic/diluted net loss per share	$(0.09)	$(0.03)	$(0.05)	$(0.05)
Unaudited ($in 000's, except per share amounts)	Q1-06	Q2-06	Q3-06	Q4-06
Revenue	$2,909	$2,823	$2,830	$3,633
Loss from operations	(2,197)	(2,306)	(2,140)	(1,386)
Net loss	(3,093)	(3,567)	(2,939)	(2,336)
Basic/diluted net loss per share	$(0.06)	$(0.06)	$(0.05)	$(0.04)

(13) Subsequent Event

        On January 19, 2007, we amended our Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Matritech, Inc. (the "Certificate") with the written consent of more than 75% of the holders of outstanding Series A Convertible Preferred Stock (the "Series A Preferred Stock"), to increase the amount of indebtedness we may incur, assume or suffer to permit without the prior consent of the holders of at least 75% of the outstanding Series A Preferred Stock from $7,500,000 to $12,000,000. On January 22, 2007, we entered into two new agreements with the holders of a majority of outstanding principal value of our 2006 Secured Convertible Notes, a Consent under the 2006 Secured Convertible Notes and an Agreement and Amendment to the 2006 Secured Convertible Notes. The execution of these two agreements was done contemporaneously with the sale of additional convertible secured promissory notes.

        The Consent allowed us to issue Series B 15% Secured Convertible Promissory Notes (the "2007 Secured Convertible Notes" and collectively with the 2006 Secured Convertible Notes, the "Secured Convertible Notes"), in an aggregate principal amount not to exceed $4.5 million, ranking on a pari passu basis with the 2006 Secured Convertible Notes as to payment and security and allowed us to incur increased indebtedness to cover the 2007 Secured Convertible Notes in addition to the outstanding indebtedness under the 2006 Secured Convertible Notes. The Consent also directed the collateral agent for the holders of the 2006 Secured Convertible Notes to consent to and to enter into an amendment and restatement of the existing security agreement and contingent license agreement so that the holders of the 2007 Secured Convertible Notes would have a pari passu position with the holders of the 2006 Secured Convertible Notes.

        The Agreement and Amendment changed the potential events of default under the 2006 Secured Convertible Notes to include non-payment of, or default on another obligation related to, the 2007 Secured Convertible Notes, shortened the scheduled maturity date of the 2006 Secured Convertible Notes to December 13, 2007, eliminated some Stock Payment Conditions (as defined in the 2006 Secured Convertible Notes), including the volume trading limitation, provided for the designation by ProMed Partners, L.P. of a representative, initially David B. Musket, to our Board of Directors and made further changes to the 2006 Secured Convertible Notes primarily to reflect events occurring since their issuance in January 2006.

        On January 22, 2007, we also entered into a purchase agreement and related documents, pursuant to which we sold the 2007 Secured Convertible Notes, which were initially convertible into 6,928,572 shares of our common stock, par value $0.01 per share, and the 2007 Purchaser Warrants to purchase up to 4,157,143 shares of our common stock, for an aggregate consideration of approximately $4.36 million (before cash commission and expenses of approximately $520,000). The 2007 Secured Convertible Notes are convertible into shares of our common stock at an initial conversion price of $0.63 per share of common stock. The 2007 Purchaser Warrants, exercisable over a five year period from their date of issuance, have an exercise price of $0.63 per share. We also issued placement agent warrants to purchase, at any time within five years of issuance, up to 55,556 shares of our common stock at an exercise price of $0.76 per share. Both the conversion price and the exercise prices are subject to adjustment in the event of subsequent dilutive issuances but only if our stockholders approve issuances below $0.63 per share.

        The 2007 Secured Convertible Notes mature December 13, 2007 and allow for payment of both principal and interest in shares of our common stock, so long as stock payment conditions are satisfied. The effective conversion price for payments to be made in stock is the lower of the then conversion price, currently $0.63, or 85% of the 10 day volume weighted average price of common stock (the "10-day VWAP") on AMEX at the time any payment is due. No payments are due on the 2007 Secured Convertible Notes prior to June 2007. Interest is payable quarterly, in arrears, beginning in June 2007, and principal payments of $727,500 per month (assuming no prepayment or conversion by any Note holder) are due monthly beginning in July 2007. We cannot issue any shares in conversion of 2007 Secured Convertible Notes, whether for a conversion initiated by the holders of the 2007 Secured Convertible Notes or a repayment of a portion of the 2007 Secured Convertible Notes by us, at a price below $0.63 per share until after stockholder approval is received for payments below that price. If we choose to prepay the 2007 Secured Convertible Notes, in whole or in part, there will be a 25% prepayment premium due.

        We must meet all of the following stock payment conditions in order to make interest and principal payments on the 2007 Secured Convertible Notes in shares of common stock instead of cash: (i) issuance of the shares will not result in a 2007 Secured Convertible Note holder and its affiliates owning more than 9.99% of the outstanding shares of our common stock, unless waived by the holder; (ii) the number of shares to be issued to all holders of Secured Convertible Notes on a specific payment date shall not exceed 20% of the trading volume (as reported by Bloomberg) of our common stock for the period of 20 consecutive trading days ending on the trading day immediately prior to such payment date; (iii) our common stock is not selling at a price below $0.40 per share; and (iv) we have not issued any notice relating to the redemption of any warrant(s) during the 30 day period immediately prior to the payment date. We cannot make payment in shares if the Effective Conversion Price is below $0.63 and our stockholders have not approved our issuance of shares in satisfaction of our obligations under the 2007 Secured Convertible Notes below that price. If we are unable to make payments due in stock because we have not received stockholder approval of payments below $0.63 per share, the interest rate on the 2007 Secured Convertible Notes will be increased to 17% for the affected payments.

        While the 2007 Secured Convertible Notes are outstanding, we are restricted from incurring additional indebtedness (other than receivables financing not to exceed 80% of receivables and equipment purchase or lease financing not to exceed $200,000), as well as restricted from paying cash dividends and redeeming securities. In connection with the sale of our 2007 Secured Convertible Notes, we entered into an amended and restated security agreement and an amended and restated contingent license agreement with the collateral agent, SDS Capital Group SPC, Ltd. As a result, our obligations under the 2007 Secured Convertible Notes are secured by liens against certain assets related to our NMP22 product line. The security interest covers cell lines, equipment, inventory and general intangibles related to the NMP22 product line, as well as proceeds from the sale of the product line. We also entered into an amended and restated contingent license agreement with the collateral agent granting license rights in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. The contingent license allows the collateral agent to rely on and use the licensed patent rights if we default in our payment obligations under the Secured Promissory Notes relating to bankruptcy or similar insolvency proceedings or arrangements. The license rights will terminate upon payment in full of all amounts payable under the Secured Convertible Notes or earlier upon the expiration date of the underlying licensed patents.

        We have granted the holders of 2007 Secured Convertible Notes or shares of our common stock issued upon conversion of the 2007 Secured Convertible Notes valued at or in excess of $250,000 the right to participate in future financing transactions, up to a maximum of 50% of the new transaction. Holders may not generally exercise these rights if they have exercised similar rights under the 2006 Secured Convertible Notes. If, however, all participating holders of the Secured Convertible Notes do not elect to purchase the full 50%, then those holders who have exercised rights under only the 2006 or the 2007 Secured Convertible Notes will have the right to further participate based on their holdings of the other year's Secured Convertible Notes. The holders of the 2007 Secured Convertible Notes who qualify for participation rights in our future financing transactions also have the right to exchange up to 50% of the then-held principal value of their 2007 Secured Convertible Notes for participation in the transaction, subject to an overall restriction for all holders that limits them to an aggregate of 50% of each future financing transaction.

        The 2007 Secured Convertible Notes require us to pay interest and liquidated damages and may become immediately due and payable in cash at a premium of 120% of the outstanding principal amount plus accrued interest and damages in the event we default under their terms. Potential defaults would include, among other things:

  •
  our failure to make payments as they become due;

  •
  our failure to remain listed on any of a Nasdaq Market, NYSE or AMEX;

  •
  our failure under certain circumstances to have an effective registration statement available (after a valid demand for registration) for resale of the shares upon conversion of the 2007 Secured Convertible Notes;

  •
  failure to timely remove restrictive legends from any stock certificates delivered upon conversion;

  •
  our written notice or public announcement of the intention not to issue shares upon conversion;

  •
  our making an assignment for the benefit of creditors, or applying for or consenting to the appointment of a receiver or trustee for a substantial portion of our property or business or that of any subsidiary;

  •
  bankruptcy, insolvency or similar proceedings being filed by or against us or any subsidiary;

  •
  a sale or disposition of substantially all our assets;

  •
  our default on our existing or future liabilities in excess of $250,000 including the 2006 Secured Convertible Notes; and

  •
  a breach of any material term of any other transaction document we entered into with the purchasers of the 2007 Secured Convertible Notes.

        Under the terms of the transaction documents, we may be required to file a registration statement covering the shares into which the 2007 Secured Convertible Notes may be converted and the shares for which the Warrants may be exercised if the purchasers holding at least 22% of the aggregate amount of securities initially acquired in the sale of the 2007 Secured Convertible Note financing, based on the conversion price in effect at the time of filing the registration statement, demand that we file such a statement. No demand may be made before July 22, 2007. If a demand is made, we have 90 days thereafter in which to have a registration statement declared effective (150 days in the event of an SEC review). We are also obligated to keep our stock listed for trading on AMEX, NYSE or Nasdaq. If, after demand, we fail to timely register the shares we have committed to register other than if the SEC will not declare the registration statement effective due to interpretations of Rule 415 of the Securities Act of 1933, we may be subject to penalties, including payment of 1.5% of the consideration paid for the 2007 Secured Convertible Notes for each thirty day period of delay in registration. Further, we agreed to seek stockholder approval of the issuance of our common stock in satisfaction of our obligations under the 2007 Secured Convertible Notes and upon exercise of the 2007 Warrants at a conversion price or exercise price below $0.63 per share. We intend to present these matters to our stockholders at our Annual Meeting of Stockholders to be held on June 8, 2007.

        The sale of the 2007 Secured Convertible Notes and the Purchaser Warrants has been deemed to be a dilutive issuance under the terms of our 2006 Secured Convertible Notes and the warrants issued in 2006 in connection with the sale of the 2006 Secured Convertible Notes (the "2006 Warrants"). As a result, as of January 22, 2007 the 2006 Secured Convertible Notes became convertible at a price of $0.63 per share, and the exercise price of the 2006 Warrants was reduced to $0.63 per share. We had previously reserved shares sufficient to cover this adjustment in conversion price. We have calculated an additional beneficial conversion charge totaling approximately $208,000 which will be recorded as a debt discount in the first quarter of 2007 and amortized as interest expense over the remaining life of the 2006 Secured Convertible Notes.

        The offer and sale of securities in the transaction described above was exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as a transaction by an issuer not involving any public offering. The recipients of securities in this transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in this transaction.

        The proceeds of approximately $4,365,000 and the closing costs of $543,000 were allocated in the following manner:

Instrument	Allocation of Of Proceeds	Allocation of Associated Costs
2007 Secured Convertible Notes	$3,178,000	$395,000
Purchaser Warrants	1,187,000	148,000

	$4,365,000	$543,000

        The total proceeds of $4,365,000 were allocated between the Purchaser Warrants and the 2007 Secured Convertible Notes based on their relative fair values. We valued the Purchaser Warrants using the Black-Scholes pricing model with the following assumptions: dividend yield of zero percent; expected volatility of 68%; risk free interest rate of 4.24% and a term of five years.

        Total closing costs were approximately $543,000 and included the Agent Warrants, which we valued at approximately $23,000 using the same method used for valuing the Purchaser Warrants. Debt issuance costs of $395,000 were allocated to the 2007 Secured Convertible Notes, have been capitalized as other assets on our condensed consolidated balance sheet and are being amortized based on the effective interest rate method over the term of the 2007 Secured Convertible Notes. The $148,000 of costs allocated to the Purchaser Warrants were deducted from the net proceeds attributable to the Purchaser Warrants.

        The difference between the effective conversion price of the 2007 Secured Convertible Notes and the fair value of our common stock on the date of issuance of the 2007 Secured Convertible Notes equals the beneficial conversion feature calculated in accordance with EITF 00-27. The first step in this calculation shown below divides the value allocated above to the 2007 Secured Convertible Notes by the shares issued upon conversion to determine the effective conversion price:

Face Value of 2007 Secured Convertible Notes	$4,365,000	Value Allocated to 2007 Secured Convertible Notes	$3,178,000
Shares Upon Conversion	6,928,571	Shares Upon Conversion	6,928,571
Conversion Price	$0.63	Effective Conversion Price	$0.459

        The second step in this calculation, as shown below, determines the discount to market based on the effective conversion price and uses this discount to determine the beneficial conversion feature:

Closing Price January 22, 2007	$0.70
Effective Conversion Price	$0.459
Discount to Market per Share	$0.241
Shares Upon Conversion	6,928,571
Beneficial Conversion Feature	$1,670,000

        This beneficial conversion feature of approximately $1,670,000 was recorded as a debt discount and resulted in a carrying value for the 2007 Secured Convertible Notes of $1,508,000 at closing. The difference between the carrying value recorded at closing and the $4,365,000 face value of the 2007

Secured Convertible Notes is being accreted over their 11 month term using the effective interest rate method.

        When note holders convert any of the 2007 Secured Convertible Notes prior to maturity, the proportionate share of the remaining unamortized debt discount, debt issuance costs and beneficial conversion feature related to the amount of converted principal will be charged to expense in the current period and the amount remaining will be charged to expense over the remaining term of the 2007 Secured Convertible Notes.

        A summary of the 2007 Secured Convertible Notes accounting is as follows:

Proceeds at closing in January 2007	$4,365,000
Less:
Fair value ascribed to the Purchaser Warrants	(1,187,000)
Beneficial conversion feature calculated on date of closing and recorded as debt discount	(1,670,000)

Carrying value at closing in January 2007	1,508,000

ANNEX A

ASSET PURCHASE AGREEMENT

by and among

INVERNESS MEDICAL INNOVATIONS, INC.

MILANO ACQUISITION CORP.

and

MATRITECH, INC.

Dated as of August 27, 2007

EXHIBITS

Exhibit A—Escrow Agreement

Exhibit B-1—Bill of Sale and Assignment and Assumption Agreement

Exhibit B-2—IP Assignment Agreement

ASSET PURCHASE AGREEMENT

        THIS ASSET PURCHASE AGREEMENT (this "Agreement") is entered into as of August 27, 2007, by and among Inverness Medical Innovations, Inc., a Delaware corporation (the "Parent"), Milano Acquisition Corp. (the "Buyer") and Matritech, Inc., a Delaware corporation (the "Company").

        WHEREAS, the Boards of Directors of the Parent and the Buyer have approved this Agreement and the Board of Directors of the Company has approved this Agreement and deemed it in the best interests of the Company's shareholders to consummate this asset sale on the terms and conditions of this Agreement (the "Asset Sale") and in accordance with the Delaware General Corporation Law (the "DGCL").

        WHEREAS, the Buyer desires to purchase from the Company, and the Company desires to sell to the Buyer, all of the Acquired Assets (as defined below) of the Company for the consideration and on the terms set forth in this Agreement.

        WHEREAS, the Company will dissolve after consummation of the Asset Sale, subject to approval by the Company's stockholders.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent, the Buyer and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

        For purposes of this Agreement, the following terms shall have the definitions set forth below:

        1.1    "Accelerated Payments" means any cash payment obligations to Employees that are triggered or accelerated as a result of the Closing, including without limitation any amounts payable pursuant to the Company's Amended and Restated Management Bonus Plan dated as of December 9, 2005 or Section 7 of each Change of Control Agreement listed in Section 3.16(a) of the Company Disclosure Schedule.

        1.2    "Acquired Assets" means all of the right, title, and interest that the Company possesses and has the right to transfer in and to all of its assets (whether real, personal or mixed, tangible and intangible, of every kind and description, wherever located), other than Excluded Assets, but including, without limitation, all of its (a) real property, including any interest or right conferred under any Company Leases; (b) tangible personal property (such as machinery, equipment, inventories of raw materials and supplies, manufactured and purchased parts, goods in process and finished goods, furniture, office equipment, vehicles and tools); (c) Company Intellectual Property Rights, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions; (d) agreements, contracts, indentures, mortgages, instruments, Liens, guaranties, other similar arrangements, and rights thereunder (other than the Company Warrants and the Change of Control Agreements with Employees other than Continuing Employees); (e) accounts, notes, and other receivables (other than the Company Notes, and the Bridge Debt, and all documents related thereto); (f) securities held by the Company (including the capital stock in its Subsidiaries, which shall include the 13 shares that the Company holds in Matritech GmbH representing 100% of the outstanding capital stock thereof); (g) claims, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set-off, and rights of recoupment; (h) franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies; (i) books, records, ledgers, files, documents, correspondence, lists, plats, architectural plans, drawings, and specifications, creative materials, advertising and promotional materials, studies, reports, and other printed or written materials, provided, that the Company may retain copies of any and all records and files of any kind that may be reasonably required to fulfill the Company's obligations under this Agreement and the agreements and documents entered into in connection herewith, to effect an orderly dissolution or liquidation of the Company, or to comply with applicable law; (j) Cash in excess of the Cash Reserve; and (k) rights in and with respect to the assets associated with the Subsidiary Plans, and to the extent set forth in Section 6.10, the Company Employee Plans.

        1.3    "Acquisition Proposal" means (a) any proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, tender offer, recapitalization, share exchange or other business combination involving the Company; (b) any proposal for the issuance by the Company of over 30% of its equity securities; or (c) any proposal or offer to acquire in any manner, directly or indirectly, over 30% of the equity securities or a substantial portion of the consolidated total assets of the Company, in each case other than the transactions contemplated by this Agreement.

        1.4    "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

        1.5    "Affiliated Group" means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local, or foreign law.

        1.6    "Agreement" has the meaning set forth in the preamble hereof.

        1.7    "Allowances" has the meaning set forth in Section 2.13 hereof.

        1.8    "AMEX" means the American Stock Exchange.

        1.9    "Antitrust Laws" has the meaning set forth in Section 6.6 hereof.

        1.10    "Antitrust Order" has the meaning set forth in Section 6.6 hereof.

        1.11    "Asset Sale" has the meaning set forth in the recitals hereof.

        1.12    "Assumed Liabilities" means all liabilities and obligations of the Company (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), other than Excluded Liabilities, but including, without limitation, (a) all liabilities of the Company for unpaid Taxes with respect to periods or portions thereof ending on or prior to the Closing Date, but not the unpaid income Taxes of the Company and its Subsidiaries; (b) all liabilities of the Company for the unpaid Taxes of Persons other than the Company (including the Company's liability for the unpaid Taxes (other than income Taxes) of the Company's Subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise; (c) to the extent set forth in Section 6.10, all liabilities and obligations under the Subsidiary Plans and the Company Employee Plans; (d) all liabilities and obligations of the Company under the agreements, contracts, leases, licenses, and other arrangements included in the definition of Acquired Assets, including all liabilities and obligations of the Company in respect of the Change of Control Agreements with Continuing Employees listed in Section 3.16(a) of the Company Disclosure Schedule (other than obligations related to any Accelerated Payments), as amended prior to Closing to amend the definition of "Good Reason" contained therein; (e) all liabilities and obligations of or relating to the Company with respect to environmental, and health or safety matters, including without limitation those arising under Environmental Laws or other laws, rules or regulations related to health and/or safety requirements; (f) all other liabilities and obligations of the Company set forth in the Company Disclosure Schedule; and (g) all liabilities and obligations of the Company in respect of or related to any of the Acquired Assets; provided, however, that the Assumed Liabilities shall not include any liability or obligation of the Company under this Agreement (or under any side agreement between the

Company on the one hand and the Buyer or the Parent on the other hand entered into on or after the date of this Agreement).

        1.13    "Bankruptcy and Equity Exception" has the meaning set forth in Section 3.5 hereof.

        1.14    "Bill of Sale and Assignment and Assumption Agreement" has the meaning set forth in Section 2.6 hereof.

        1.15    "Bridge Debt" has the meaning set forth in Section 6.15 hereof.

        1.16    "Business Day" shall be any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York are permitted or required by law, executive order or governmental decree to remain closed.

        1.17    "Buyer" has the meaning set forth in the preamble hereof.

        1.18    "Cash" means cash and cash equivalents (including marketable securities and short-term investments).

        1.19    "Cash Reserve" means Cash in the amount of $100,000.

        1.20    "Certificate" has the meaning set forth in Section 2.4 hereof.

        1.21    "Change of Control Agreement" means the change of control agreements listed in Section 3.16(a) of the Company Disclosure Schedule.

        1.22    "Claim" has the meaning set forth in Section 6.8 hereof.

        1.23    "Claim Notice" has the meaning set forth in Section 6.8 hereof.

        1.24    "Claimed Amount" has the meaning set forth in Section 6.8 hereof.

        1.25    "Closing" has the meaning set forth in Section 2.5 hereof.

        1.26    "Closing Company Warrants" means the Company Warrants originally issued by the Company on March 31, 2003.

        1.27    "Closing Date" has the meaning set forth in Section 2.5 hereof.

        1.28    "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

        1.29    "Code" means the Internal Revenue Code of 1986, as amended.

        1.30    "Collaboration Agreements" has the meaning set forth in Section 2.13 hereof.

        1.31    "Collateral Agent" has the meaning set forth in Section 6.20 hereof.

        1.32    "Company" has the meaning set forth in the preamble hereof.

        1.33    "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries pursuant to which the shareholders of the Company, or in the case of a Subsidiary, the Company, immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by the Company or any of its Subsidiaries of assets representing in excess of 50% of the aggregate fair market value of the Company's consolidated business immediately prior to such sale; or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company or any of its Subsidiaries), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company or any of its Subsidiaries.

        1.34    "Company Balance Sheet" has the meaning set forth in Section 3.6 hereof.

        1.35    "Company Board" has the meaning set forth in Section 3.5 hereof.

        1.36    "Company Common Stock" means the common stock, $0.01 par value per share, of the Company.

        1.37    "Company Disclosure Schedule" shall have the meaning set forth in Article III.

        1.38    "Company Employee Costs" shall mean certain expenses related to Employees incurred by the Company or any of its Subsidiaries in connection with consummating the Asset Sale, including (i) the Accelerated Payments, (ii) Severance Payments to Employees other than Continuing Employees, (iii) the Retention Bonuses, (iv) the Sales Commissions and (v) the Salaries.

        1.39    "Company Employee Plan" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for deferred compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind for employees of the Company, whether written or unwritten, funded or unfunded, including without limitation, each "employee benefit plan" within the meaning of Section 3(3) of ERISA that is or has been maintained, contributed to, or required to be contributed to, by the Company for the benefit of any Employee.

        1.40    "Company Intellectual Property Rights" means all intellectual property rights owned or controlled by the Company and its Subsidiaries in the conduct of their business, including, without limitation: (i) all trademarks, service marks, trade names, Internet domain names, trade dress, and the goodwill associated therewith, and all registrations or applications for registration thereof (collectively, the "Company Marks"); (ii) all patents and patent applications pending throughout the world (collectively, the "Company Patents"); (iii) all copyrights, database rights and moral rights in both published works and unpublished works, including all such rights in software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other expressions, mask works, firmware and videos, whether registered or unregistered, and all registrations or applications for registration thereof (collectively, the "Company Copyrights"); and (iv) trade secret and confidential information, including such rights in inventions (whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically, or otherwise (collectively, the "Company Secret Information").

        1.41    "Company Leases" has the meaning set forth in Section 3.10 hereof.

        1.42    "Company Material Adverse Effect" means any material adverse change, event or circumstance with respect to, or material adverse effect on, the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect:

          (a)   changes that are the result of economic or political factors affecting the national, regional or world economy, or are the result of factors generally affecting the industries or markets in which the Company operates, or acts of war or terrorism;

          (b)   any adverse change, effect or circumstance arising out of or resulting from actions contemplated by the parties in connection with this Agreement or the pendency or announcement of the transactions contemplated by this Agreement, including without limitation actions of competitors, any delays or cancellations of orders for products or services, losses of customers or any change in the price at which the shares of the Company Common Stock are traded;

          (c)   changes in law, rule or regulations or generally accepted accounting principles or the interpretation thereof;

          (d)   any action taken pursuant to or in accordance with this Agreement (including, without limitation, Section 6.6) or at the request of the Buyer or the Parent;

          (e)   any fees or expenses incurred in connection with the transactions contemplated by this Agreement; and

          (f)    any failure by the Company to meet any published estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, in and of itself, or decline in the price of the Company Common Stock, in and of itself, or delisting of the Company Common Stock, in and of itself, on AMEX;

        unless such change in (a) or (c) above impacts the Company in a disproportionate manner.

        1.43    "Company Material Contract" has the meaning set forth in Section 3.12 hereof.

        1.44    "Company Meeting" has the meaning set forth in Section 3.5 hereof.

        1.45    "Company Notes" means the 15% Secured Convertible Promissory Notes issued by the Company on January 13, 2006 and the Series B 15% Secured Convertible Promissory Notes issued by the Company on January 22, 2007, which notes are convertible into shares of Company Common Stock.

        1.46    "Company Permits" has the meaning set forth in Section 3.18 hereof.

        1.47    "Company SEC Reports" has the meaning set forth in Section 3.6 hereof.

        1.48    "Company Shareholder Approval" has the meaning set forth in Section 3.5 hereof.

        1.49    "Company Stock Plans" means all stock option plans or other equity-related plans of the Company.

        1.50    "Company Transaction Fees" means the expenses incurred by the Company in connection with consummating this Asset Sale, including without limitation, legal, accounting and investment banking fees, but excluding the Company Employee Costs.

        1.51    "Company Voting Proposal" has the meaning set forth in Section 3.5 hereof.

        1.52    "Company Warrant" means any outstanding option, warrant or other right to purchase or otherwise acquire shares of Company Common Stock, other than the Company Notes and the Series A Preferred Stock.

        1.53    "Company's Knowledge" or "Knowledge of the Company" means the actual knowledge of Stephen D. Chubb, David L. Corbet, Richard A. Sandberg, Patricia Randall and Melodie R. Domurad, Ph. D. For purposes of this Agreement, an individual listed in the preceding sentence shall be deemed to have actual knowledge of a matter if he or she was a named recipient on, or was the author of, either an email or a memorandum or other similar document related to such matter.

        1.54    "Confidentiality Agreement" has the meaning set forth in Section 5.2 hereof.

        1.55    "Continuing Employee" has the meaning set forth in Section 6.10 hereof.

        1.56    "Contract" means any lease, license, contract or other agreement, instrument or obligation, written or oral, to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound.

        1.57    "DGCL" has the meaning set forth in the recitals hereof.

        1.58    "Dispute Notice" has the meaning set forth in Section 2.14 hereof.

        1.59    "DOL" shall mean the Department of Labor.

        1.60    "Earn-Out Payments" has the meaning set forth in Section 2.13 hereof.

        1.61    "Employee" shall mean any current employee, officer or director of the Company or any of its Subsidiaries.

        1.62    "Employee Agreement" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between the Company or any of its Subsidiaries and any Employee or consultant of the Company or any of its Subsidiaries.

        1.63    "Environmental Law" means any law, regulation, order, decree or permit requirement of any governmental jurisdiction relating to: (i) the protection, investigation or restoration of the environment, human health and safety, or natural resources; (ii) the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance; or (iii) noise, odor or wetlands protection.

        1.64    "Environmental Permits" has the meaning set forth in Section 3.15 hereof.

        1.65    "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        1.66    "Escrow Agent" means Mellon Trust of New England, N.A.

        1.67    "Escrow Agreement" means the agreement, dated on or around Closing Date, by and among the Company, the Parent, the Buyer and the Escrow Agent, related to the escrow of cash equal to the Escrow Amount, which agreement shall be in substantially the form attached hereto as Exhibit A.

        1.68    "Escrow Amount" means an amount in cash equal to $100,000.

        1.69    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        1.70    "Excluded Assets" means (i) the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of the Company as a corporation and the Company Warrants and other equity and debt securities of the Company; (ii) all personnel records, tax records, bank records and statements, and other records that the Company is required by law to retain in its possession (provided that the Parent or the Buyer may request and the Company shall promptly provide upon request copies of such documents); (iii) an amount of Cash equal to the Cash Reserve; (iv) all claims for refunds of Taxes to the extent related to any Taxes that are Excluded Liabilities; (v) any of the rights of the Company under this Agreement or any of the other agreements or documents entered into in connection with the consummation of the Asset Sale, or under any agreement between the Company on the one hand and the Parent or the Buyer on the other hand entered into on or after the date of this Agreement; (vi) all insurance policies and rights and proceeds thereunder; (vii) the Company Warrants; (viii) any rights, and any documents, instruments, or agreements related to any of the Company's securities, including but not limited to the Series A Preferred Stock, the Company Notes, and the Bridge Debt; (ix) the Change of Control Agreements with Employees other than Continuing Employees; and (x) the rights in and with respect to the assets associated with the Company Employee Plans, except as set forth in Section 6.10.

        1.71    "Excluded Liabilities" means liabilities and obligations of the Company that will not be assumed by the Buyer as a result of the Asset Sale but shall remain the sole responsibilities of and shall be retained, paid, performed and discharged by the Company, including (a) any liabilities relating to Company Warrants; (b) any compensation obligations related to Employees of the Company remaining employed by the Company following the Closing; (c) the Company Transaction Fees, the Company Employee Costs, and any other liabilities of the Company in respect of investment banking, legal or accounting fees related to the transactions that are the subject of this Agreement; (d) any liabilities and obligations of the Company related to the Company Notes, and the Bridge Debt; (e) any liabilities of the Company for unpaid income Taxes; (f) all liabilities and obligations of the Company under the Company Employee Plans, except as set forth in Section 6.10; (g) all liabilities and obligations of the Company under any documents, instruments, or agreements related to any of the Company's securities, including but not limited to, the Series A Preferred Stock, the Company Notes, and the Bridge Debt; and (h) all liabilities and obligations of the Company in respect of or related to any of the Excluded Assets.

        1.72    "FDA" has the meaning set forth in Section 3.14 hereof.

        1.73    "FDA Correspondence" has the meaning set forth in Section 3.14 hereof.

        1.74    "Final Statement" has the meaning set forth in Section 2.14 hereof.

        1.75    "FMLA" shall mean the Family Medical Leave Act of 1993, as amended.

        1.76    "Foreign Authorities" has the meaning set forth in Section 3.14 hereof.

        1.77    "GAAP" means United States generally accepted accounting principles as in effect from time to time, consistently applied.

        1.78    "Governmental Entity" has the meaning set forth in Section 3.5 hereof.

        1.79    "Gross Revenue" has the meaning set forth in Section 2.13.

        1.80    "Guaranteed Obligations" has the meaning set forth in Section 2.16.

        1.81    "Hazardous Substance" means: (i) any substance that is regulated or which falls within the definition of a "hazardous substance," "hazardous waste" or "hazardous material" pursuant to any Environmental Law; or (ii) any substance that has been designated by any Governmental Entity to be radioactive, toxic, hazardous or otherwise a danger to health or the environment.

        1.82    "Indemnified Parties" has the meaning set forth in Section 6.8 hereof.

        1.83    "Indemnifying Parties" has the meaning set forth in Section 6.8 hereof.

        1.84    "IP Assignment Agreement" has the meaning set forth in Section 2.6 hereof.

        1.85    "IRS" shall mean the Internal Revenue Service.

        1.86    "Lien" means any mortgage, pledge, lien, encumbrance, charge, or other security interest other than (a) mechanics', materialmen's, and similar liens incurred in the ordinary course of business, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings (and for which the Company maintains adequate reserves), and (c) other liens that do not interfere with the conduct of the Company's business or interfere with or impair the use or value of the Acquired Assets.

        1.87    "Losses" means losses, damages of any nature, expenses (including reasonable expenses of investigation, defense, prosecution and settlement of claims, court costs, and reasonable fees and expenses of attorneys, accountants and other experts), costs, penalties, assessments, charges, deficiencies, judgments, settlements, obligations, and liabilities.

        1.88    "Measurement Period" has the meaning set forth in Section 2.13 hereof.

        1.89    "Multiemployer Plan" shall mean any Pension Plan that is a "multiemployer plan," as defined in Section 3(37) of ERISA.

        1.90    "Net Revenue" has the meaning set forth in Section 2.13 hereof.

        1.91    "Neutral Auditors" has the meaning set forth in Section 2.14 hereof.

        1.92    "Notice of Superior Proposal" has the meaning set forth in Section 6.1 hereof.

        1.93    "Outside Date" has the meaning set forth in Section 8.1 hereof.

        1.94    "Parent" has the meaning set forth in the preamble hereof.

        1.95    "Parent Balance Sheet" has the meaning set forth in Section 4.3 hereof.

        1.96    "Parent Common Stock" means the common stock, par value $0.001 per share, of the Parent.

        1.97    "Parent Disclosure Schedule" has the meaning set forth in Article IV hereof.

        1.98    "Parent Material Adverse Effect" means any material adverse change, event or circumstance with respect to, or material adverse effect on, the business, financial condition or results of operations of the Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Parent Material Adverse Effect:

          (a)   changes that are the result of economic or political factors affecting the national, regional or world economy, or are the result of factors generally affecting the industries or markets in which the Parent operates, or acts of war or terrorism;

          (b)   any adverse change, effect or circumstance arising out of or resulting from actions contemplated by the parties in connection with this Agreement or the pendency or announcement of the transactions contemplated by this Agreement, including without limitation actions of competitors, any delays or cancellations of orders for products or services, losses of customers or any change in the price at which the shares of the Parent Common Stock are traded;

          (c)   changes in law, rule or regulations or generally accepted accounting principles or the interpretation thereof;

          (d)   any action taken pursuant to or in accordance with this Agreement or at the request of the Company;

          (e)   any fees or expenses incurred in connection with the transactions contemplated by this Agreement; and

          (f)    any failure by the Parent to meet any published estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, in and of itself, or decline in the price of the Parent Common Stock, in and of itself, or delisting of the Parent Common Stock, in and of itself, on AMEX;

        unless such change in (a) or (c) above impacts the Parent in a disproportionate manner.

        1.99    "Parent SEC Reports" has the meaning set forth in Section 4.3 hereof.

        1.100    "Parties" shall mean the Parent, the Buyer and the Company.

        1.101    "Pension Plan" shall mean each Company Employee Plan that is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

        1.102    "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

        1.103    "Pre-Closing Period" has the meaning set forth in Section 5.1 hereof.

        1.104    "Products" has the meaning set forth in Section 2.13 hereof.

        1.105    "Proxy Statement" has the meaning set forth in Section 3.6 hereof.

        1.106    "Proposed Statement" has the meaning set forth in Section 2.14 hereof.

        1.107    "Purchase Price" has the meaning set forth in Section 2.3 hereof.

        1.108    "Registration Statements" has the meaning set forth in Section 3.6 hereof.

        1.109    "Representatives" has the meaning set forth in Section 6.1 hereof.

        1.110    "Required Company Shareholder Vote" has the meaning set forth in Section 3.5 hereof.

        1.111    "Resale Registration Statement" has the meaning set forth in Section 3.6 hereof.

        1.112    "Retention Bonuses" has the meaning set forth in Section 5.1 hereof.

        1.113    "Returns" has the meaning set forth in Section 2.13 hereof.

        1.114    "Salaries" means any salary earned but unpaid as of the Closing for any of the Employees of the Company.

        1.115    "Sales Commissions" means any sales commissions earned but unpaid as of the Closing for any Employee pursuant to any Company Employee Plan or Subsidiary Plan.

        1.116    "SEC" has the meaning set forth in Section 3.5 hereof.

        1.117    "Securities Act" means the Securities Act of 1933, as amended.

        1.118    "Security Agreement" has the meaning set forth in Section 6.20 hereof.

        1.119    "Selected Company Warrants" means those Company Warrants issued by the Company to investors and placement agents in October 2003, November 2003 and March 2004 as set forth in the Company Disclosure Schedule.

        1.120    "Series A Preferred Stock" means the Company's Series A Convertible Preferred Stock, par value $1.00 per share.

        1.121    "Severance Payments" means any severance benefits, or any other benefits after the termination of employment or services of any Employee regardless of the reason for such termination pursuant to any agreement between such Employee and the Company or any of its Subsidiaries or pursuant to any Company Employee Plan or Subsidiary Plan, including without limitation any payments pursuant to Section 4 of each Change of Control Agreement listed in Section 3.16(a) of the Company Disclosure Schedule.

        1.122    "Software" for purposes of Section 3.11 means any and all: (w) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (x) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (y) descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing and (z) all documentation, including user manuals and training materials, relating to any of the foregoing.

        1.123    "Stock Consideration" has the meaning set forth in Section 2.3 hereof.

        1.124    "Straddle Period" has the meaning set forth in Section 6.16 hereof.

        1.125    "Subsidiary" means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (A) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

        1.126    "Subsidiary Plans" means any plan, program, policy, practice, contract, agreement or other arrangement providing for deferred compensation, severance, termination pay, fringe benefits or other employee benefits of any kind for employees of any of the Company's Subsidiaries, whether written or unwritten, funded or unfunded.

        1.127    "Superior Proposal" means any unsolicited, bona fide, binding, written proposal made by a third party to acquire over 50% of the equity securities or a substantial portion of the assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation or a sale of its securities or assets, which the Company Board determines in its good faith judgment to be (i) on terms more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after consultation with the Company's financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by the Parent or the Buyer to amend the terms of this Agreement) and (ii) that is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal, including the availability and/or commitment status of funds for the payment of the consideration under such proposal; provided, however, that any such offer shall not be deemed to be a "Superior Proposal" if there is a due diligence condition to the third party's obligation to consummate the transaction that is the subject of the Superior Proposal.

        1.128    "S-4 Registration Statement" has the meaning set forth in Section 3.6 hereof.

        1.129    "Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code section 59A), customs, duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person.

        1.130    "Tax Pre-Closing Period" has the meaning set forth in Section 6.16 hereof.

        1.131    "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

        1.132    "UCC-1" has the meaning set forth in Section 6.20 hereof.

ARTICLE II

THE ASSET SALE

        2.1   Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Company, and the Company agrees to sell, transfer, convey and deliver to the Buyer all of the Acquired Assets at the Closing for the consideration specified in Sections 2.3, 2.13 and 2.l4. Notwithstanding anything to the contrary herein, the Excluded Assets are not part of the sale and purchase contemplated hereunder, are excluded from the Acquired Assets and shall remain the property of the Company after the Closing.

        2.2   Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, the Buyer agrees to assume and become responsible for all of the Assumed Liabilities at the Closing. The Buyer will not assume or have any responsibility, however, with respect to any Excluded Liabilities, which shall remain the obligations of the Company following the Closing.

        2.3   Purchase Price. In consideration of the acquisition of the Acquired Assets and in addition to the assumption of the Assumed Liabilities by the Buyer, the Buyer agrees to pay aggregate consideration of $36.0 million payable in shares of Parent Common Stock (the "Stock Consideration"), plus an amount up to $2.0 million calculated and payable as set forth in Sections 2.13 and 2.14 (the "Purchase Price"). At the Closing, the Buyer shall pay the Purchase Price by delivering to the Company the shares of Parent Common Stock that comprise the Stock Consideration. For purposes of this Agreement and except as otherwise provided herein, shares of Parent Common Stock shall be valued based on the weighted average closing price per share of Parent Common Stock for the ten (10) consecutive trading day period ending on the second (2nd) trading day immediately prior to the Closing Date.

        2.4   Transfer Books. At the Closing, the transfer books of the Company shall be closed in respect of shares of its Series A Preferred Stock and Company Notes and there shall be no further registration of transfers of such shares or notes thereafter on the records of the Company.

        2.5   The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at 10:00 a.m., Eastern time, on a date to be specified by the Parent, the Buyer and the Company (the "Closing Date"), which shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), at the offices of Choate, Hall & Stewart LLP, Two International Place, Boston, Massachusetts, unless another date, place or time is agreed to by the Parent, the Buyer and the Company.

        2.6   Deliveries at Closing. At the Closing, (a) the Company shall deliver to the Parent and the Buyer the various agreements, certificates, instruments and documents referred to in Section 7.2; (b) the Parent and the Buyer shall deliver to the Company the various agreements, certificates, instruments and documents referred to in Section 7.3; (c) the Company shall execute, acknowledge (if appropriate) and deliver to the Buyer (i) a bill of sale and assignment (the "Bill of Sale and Assignment and Assumption Agreement") in substantially the form attached hereto as Exhibit B-1 and an assignment of patents and trademarks (the "IP Assignment Agreement") in substantially the form attached hereto as Exhibit B-2 and (ii) such other instruments of sale, transfer, conveyance and assignment as the Buyer and its counsel may reasonably request, including any notarial deeds required to transfer the securities of any Subsidiaries of the Company; (d) the Buyer shall execute, acknowledge and deliver to the Company (i) the Bill of Sale and Assignment and Assumption Agreement and the IP Assignment Agreement and (ii) such other instruments of assumption as the Company and its counsel may reasonably request; (e) the Parties shall have delivered the documents and performed the obligations set forth in Section 7.1 hereof; and (f) the Buyer will deliver to the Company the Purchase Price payable on the Closing as specified in Section 2.3.

        2.7   Allocation. The amount of the Purchase Price and the book value of the Assumed Liabilities (the "Tax Purchase Price") and all other capitalizable costs shall be allocated among the Acquired Assets in accordance with Schedule 2.7. The Parties agree that, to the extent applicable, the allocation of the Tax Purchase Price on Schedule 2.7 is consistent with the methodology required by section 1060 of the Code and the applicable Treasury Regulations thereunder. The Parties shall file all Tax Returns (including amended returns and claims for refund) and information reports, including, but not limited to IRS Form 8594, in a manner consistent with such allocations.

        2.8   Withholding Rights. Notwithstanding any other provision of this Agreement, each of the Company and the Escrow Agent shall be entitled to deduct and withhold from any payments otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign tax law and to collect any necessary Tax forms, including IRS Form W-9 or IRS Form W-8, as applicable, or any similar information from recipients of payments hereunder. To the extent that amounts are so withheld by the Company or the Escrow Agent, as the case may be, such withheld amounts (i) shall be remitted by the Company or the Escrow Agent, as the case may be, to the applicable Governmental Entity (or in the case of amounts withheld with respect to compensation income, to the Company for remittance to the applicable Governmental Entity), and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Company or the Escrow Agent, as the case may be.

        2.9   FIRPTA Certificate. On or prior to the Closing, the Company shall deliver to the Parent a certification, in a form reasonably satisfactory to the Parent, that the Company is not a foreign person in accordance with Treasury Regulations under section 1445 of the Code. If the Company has not provided the certification described above to the Parent on or prior to the Closing, the Buyer shall be permitted to reduce the Purchase Price by an amount equal to any required withholding tax under section 1445 of the Code.

        2.10    Transfer Taxes. The Company shall be responsible for the payment of any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other similar Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement.

        2.11    Reserved.

        2.12    Purchase Price Adjustment. All payments made pursuant to any indemnification obligations under this Agreement will be treated as adjustments to the Purchase Price for Tax purposes and such agreed treatment will govern for purposes of this Agreement.

        2.13    Earn-Out Payment.

        (a)   For purposes of this Agreement, the following terms shall have the following meanings:

          (i)    "Gross Revenue" shall mean (A) the gross aggregate amount invoiced to customers for Products shipped based on binding purchase orders received from customers (excluding any charges for shipping, insurance and taxes, in each case to the extent invoiced separately to the customer) plus (B) revenue recognized by the Parent or the Buyer from the Collaboration Agreements, determined in conformance with GAAP.

          (ii)   "Products" shall mean (A) the Company's NMP22 Test Kit and NMP22 BladderChek Test, as well as collection kits and collection vials associated therewith, (B) research use products, including without limitation cell death kits, antibodies and reagents, sold by the Company at or prior to the Closing Time, and (C) products for which any Company Subsidiary is a distributor as of the date of this Agreement.

          (iii)  "Collaboration Agreements" shall mean the agreements set forth on Schedule 2.13.

          (iii)  "Returns" shall mean the refunds and credits (which may be in the form of product credit) given to customers for Products returned by customers for damage, dating, or other reasons arising in the ordinary course of business (e.g., slow moving, expired dating), as well as warranty obligations, all as determined in conformance with GAAP.

          (iv)  "Allowances" shall mean the costs associated with allowances for payments within afforded payment terms, the achievement of volume, performance or other agreed upon targets or milestones and/or reserves for uncollectible accounts with respect to Products and Collaboration Agreements, all as determined in conformance with GAAP.

          (v)   "Measurement Period" shall mean the consecutive twelve-month period beginning with the first full calendar month following the Closing.

          (vi)  "Net Revenue" shall mean Gross Revenue minus Returns and minus Allowances, all as calculated in conformance with GAAP. For purposes of calculating Net Revenue, all foreign revenue shall be translated into United States dollars in accordance with the Parent's accounting policies.

        (b)   Subject to the provisions of this Section 2.13, the Company may be entitled to the following contingent earn-out payment (the "Earn-Out Payment"):

          (i)    If the aggregate Net Revenue during the Measurement Period is greater than or equal to $17,000,000, but less than $17,500,000, the Company shall be entitled to receive an Earn-Out Payment equal to $1,000,000;

          (ii)   If the aggregate Net Revenue during the Measurement Period is greater than or equal to $17,500,000, but less than $18,000,000, the Company shall be entitled to receive an Earn-Out Payment equal to $1,500,000; and

          (iii)  If the aggregate Net Revenue during the Measurement Period is greater than or equal to $18,000,000, the Company shall be entitled to receive an Earn-Out Payment equal to $2,000,000.

        2.14    Determination and Payment of Earn-Out Payment.

        (a)   Within 60 days after the expiration of the Measurement Period, the Parent shall prepare and deliver to the Company a statement (the "Proposed Statement") setting forth the Parent's calculation of the Net Revenue for the Measurement Period, calculated in accordance with GAAP consistently applied.

        (b)   Unless the Company delivers the Dispute Notice (as defined below) within 30 days after the later of its receipt of the Proposed Statement and any supporting materials it reasonably requests, such Proposed Statement shall be deemed the "Final Statement," and such Final Statement and the Net Revenue set forth thereon shall be conclusive and binding upon all Parties and shall not be subject to any dispute or review. If the Company disagrees with the Proposed Statement or any part thereof, the Company shall, within 30 days after receipt of all such materials, deliver to the Parent a written notice (the "Dispute Notice"), setting forth in reasonable detail the nature of each disputed item on the Proposed Statement. The Company and the Parent shall first use commercially reasonable efforts to resolve such dispute among themselves and, if the Company and the Parent are able to resolve such dispute, the Proposed Statement shall be revised to the extent necessary to reflect such resolution, and shall be deemed the "Final Statement," and such Final Statement and the Net Revenue set forth thereon shall be conclusive and binding upon all Parties and shall not be subject to any dispute or review. If the Company and the Parent are unable to resolve the dispute within 15 days after the

Parent's receipt of the Dispute Notice, the Company and the Parent shall submit the dispute to a mutually agreed upon internationally recognized certified public accounting firm independent of each of the Parties (the "Neutral Auditors"). The Neutral Auditors shall act as experts and not arbiters and shall determine only those items in dispute (whether raised initially or during the process), or any manifest errors they discover, on the Proposed Statement. Promptly, but no later than 30 days after engagement, the Neutral Auditors shall deliver a written report to the Company and the Parent as to the resolution of the disputed items and the resulting calculation of the Net Revenue for the Measurement Period. The Proposed Statement as may be revised by the Neutral Auditors shall be deemed the "Final Statement," and such Final Statement and the Net Revenue set forth thereon shall be conclusive and binding upon all Parties and shall not be subject to any dispute or review. The fees and expenses of the Neutral Auditors in connection with the resolution of disputes pursuant to this Section 2.14(b) shall be borne by the Company, unless the resolution of the disputed items and resulting calculation of the Net Revenue for the Measurement Period give rise to, or result in a higher, Earn-Out Payment to the Company than would have been payable under the Proposed Statement, in which case the Parent shall bear such fees and expenses of the Neutral Auditors.

        (c)   Within 10 days after the determination of the Net Revenue during the Measurement Period, the Buyer shall pay to the Company any Earn-Out Payment contemplated by Section 2.13(b). The Buyer may elect, in its sole discretion, to make such payment in cash, shares of Parent Common Stock, or any combination thereof; provided, however, that the resale by the Company of any such shares of Parent Common Stock delivered as Earn-Out Payments shall have been registered under the Securities Act and such shares shall have been listed on AMEX (or such other exchange on which shares of Parent Common Stock are then primarily registered). For purposes of this section, any Parent Common Stock issued in satisfaction of Earn-Out Payments shall be valued based on the weighted average closing price per share of Parent Common Stock for the ten (10) consecutive trading day period immediately preceding the date on which such shares of Parent Common Stock are issued.

        2.15    Further Assurances.

        (a)   To the extent that the consent or approval of any third party is required to transfer or assign any Acquired Asset, including any Contract or Permit, to the Buyer as contemplated hereunder and, despite the commercially reasonable efforts of the Company, such consent or approval is not obtained prior to the Closing, the Company, the Parent and the Buyer shall mutually agree on a satisfactory arrangement intended to provide the Buyer following the Closing the benefits of and under each such Acquired Asset, including any Contract. Nothing herein shall be construed as an attempt to transfer any Acquired Asset for which the consent or approval of a third party is required unless and until such consent or approval shall be obtained. The Parent hereby agrees that it will guarantee the obligations of the Buyer if such guarantee is reasonably required for the Company to get the consent or approval of a third party that is required to transfer or assign any Acquired Asset.

        (b)   The Company, from time to time after the Closing, at the request of the Parent or the Buyer and without further consideration, other than payment of reasonable out-of-pocket expenses approved in advance by the Parent or the Buyer and incurred in connection with such efforts, shall execute and deliver further instruments of transfer and assignment and take such other action as a party may reasonably require, and cause its Subsidiaries and Affiliates to do the same, to transfer more effectively and assign to, and vest in, the Buyer, the Acquired Assets and all rights thereto, and to implement fully the provisions of this Agreement and the transactions contemplated hereby.

        (c)   In the event that the Company (or any of its Subsidiaries or Affiliates) receives payments that constitute Acquired Assets on or after the Closing Date, the Company hereby agrees promptly to, and in any event within three (3) business days of receipt, remit such payments (net of any applicable bank fees) to the Buyer; and likewise, if the Parent or the Buyer (or any of their Subsidiaries or Affiliates) receives payments that constitute Excluded Assets on or after the Closing Date, the Parent or the Buyer hereby agrees to promptly, and in any event within three (3) business days of receipt, remit such payments (net of any applicable bank fees) to the Company. The Parent, the Buyer and the Company shall cooperate to notify promptly the Company's customers during and after the Pre-Closing Period of the new bank accounts of the Buyer for remittance of funds in the future.

        (d)   The Company shall have the right for a period of seven years following the Closing Date to have reasonable access to such books, records and accounts, including financial and Tax information, correspondence and other similar information as are transferred to the Buyer pursuant to the terms of this Agreement for the limited purposes of complying with its obligations under applicable securities, Tax, environmental, employment or other laws and regulations, and defending against a claim or litigation that is not an Assumed Liability. The Parent shall have the right for either a period of seven years following the Closing Date, or until the Company has completed an orderly liquidation or dissolution (if an orderly liquidation or dissolution of the Company is completed prior to seven years following the Closing Date) to have reasonable access to such books, records and accounts, including financial and Tax information, correspondence, production records, employment records and other similar information as relate to the Acquired Assets or Assumed Liabilities, but were not transferred to the Buyer pursuant to the terms of this Agreement for the limited purposes of complying with its obligations under applicable securities, Tax, environmental, employment or other laws and regulations, and defending against a claim or litigation relating to the Acquired Assets or Assumed Liabilities. Such access will be subject to the Confidentiality Agreement.

        2.16    Parent Guaranty. The Parent hereby unconditionally guarantees to the Company (i) the full and prompt payment when due of the Purchase Price in accordance with this Agreement, (ii) the Buyer's assumption and responsibility for the Assumed Liabilities, and (iii) all of the Buyer's other obligations under this Agreement and the documents related thereto (collectively, the "Guaranteed Obligations"), such that if the Guaranteed Obligations are not paid or performed by the Buyer when due or required, the Parent, will promptly, upon the written demand of the Company, pay or cause the performance of the Guaranteed Obligations and will pay all attorneys' and other fees, costs, expenses, losses and damages incurred by the Company and any of its affiliates and Subsidiaries as a result of such nonpayment in the enforcement of this Section 2.16. The liability of the Parent on this guaranty shall be continuing, direct and immediate and not conditional or contingent upon the pursuit of remedies against the Buyer, and separate actions may be brought against both the Buyer and the Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to the Parent and the Buyer that the statements contained in this Article III are true and correct, except as set forth herein or in the disclosure schedule delivered by the Company to the Parent and the Buyer and dated as of the date of this Agreement (the "Company Disclosure Schedule"). The Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article III, and the disclosure in any section or paragraph shall qualify (a) the corresponding section or paragraph in this Article III and (b) the other sections and paragraphs in this Article III to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs. For purposes of clarity, the Parent and the Buyer shall be deemed to have received from the Company all materials related to the Company that are publicly available in the SEC's EDGAR database as of the date of this Agreement.

        3.1   Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. The Company is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Company Material Adverse Effect.

        3.2   Capitalization.

        (a)   The authorized capital stock of the Company and the number of shares of all classes of equity securities issued and outstanding as of the date of this Agreement is set forth in Section 3.2(a) of the Company Disclosure Schedule.

        (b)   Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date specified therein, of all Company Stock Plans, indicating for each Company Stock Plan, as of such date, the number of shares of Company Common Stock issued under such Plan, the number of shares of Company Common Stock subject to outstanding options under such Plan and the number of shares of Company Common Stock reserved for future issuance under such Plan. All agreements evidencing options issued under the Company Stock Plans are substantially in the forms made available to the Parent or attached as exhibits to the Company SEC Reports.

        (c)   Except (i) for the Company Notes and shares of Series A Preferred Stock set forth in Section 3.2(c) of the Company Disclosure Schedule; (ii) as otherwise set forth in this Section 3.2; and (iii) as reserved for future grants under Company Stock Plans, as of the date of this Agreement: (A) there are no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding; and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company. There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of the Company or any of its Subsidiaries.

        3.3   Title to Assets; Tangible Assets; Inventory.

        (a)   Title to Assets. The Company and its Subsidiaries have good and valid title to, or a valid leasehold interest in or license to use, the Acquired Assets, free and clear of all Liens. The Acquired Assets that are being conveyed by the Company to the Buyer constitute all of the assets used in the conduct of the Company's business as presently conducted.

        (b)   Tangible Assets. The machinery, equipment and other tangible assets that the Company and its Subsidiaries own or lease are free from material defects (patent and latent), have been maintained in accordance with normal industry practice and are in good operating condition and repair (subject to normal wear and tear).

        (c)   Inventory. The inventory of the Company and its Subsidiaries consists of raw materials and supplies, manufactured and processed parts, work in progress and finished goods, all of which is of a quality and quantity salable in the ordinary course of business, and none of which is obsolete or unsalable, subject only to the reserve for inventory write-down set forth on the Company Balance Sheet as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries.

        3.4   Subsidiaries.

        (a)   Section 3.4(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, for each Subsidiary of the Company: (i) its name; (ii) the jurisdiction of organization; and (iii) whether or not such Subsidiary is wholly-owned (directly or indirectly) by the Company.

        (b)   Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Each such Subsidiary is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors' qualifying shares in the case of non-U.S. Subsidiaries) are owned, of record and beneficially, by the Company or another of its Subsidiaries free and clear of all Liens. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any of its Subsidiaries is a party or that are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of the Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company.

        (c)   The Company has made available to the Parent complete and accurate copies of the charter, by-laws or other organizational documents of each Subsidiary of the Company.

        (d)   The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary of the Company, other than securities in a publicly-traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock of such company.

        3.5   Authority; No Conflict; Required Filings and Consents.

        (a)   The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement following the proposal of such matter in the Proxy Statement (as defined below) (the "Company Voting Proposal") by the Company's shareholders under the DGCL (the "Company Shareholder Approval"), to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Board of Directors of the Company or any duly appointed committee thereof (the "Company Board"), has (i) determined that the Asset Sale is fair and in the best interests of the Company and its shareholders, (ii) adopted this Agreement and declared its advisability in accordance with the provisions of the DGCL, and

(iii) directed that this Agreement be submitted to the shareholders of the Company for their approval and resolved to recommend that the shareholders of the Company vote in favor of the approval of this Agreement, in each case subject to the Board's rights pursuant to this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the required receipt of the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery by the Parent and the Buyer, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

        (b)   The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement shall not (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or By-laws of the Company; (ii) individually or in the aggregate conflict in any respect with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any Lien on the Company's or any of its Subsidiary's assets under, any of the terms, conditions or provisions of any Contract; or (iii) subject to obtaining the Company Shareholder Approval and compliance with the requirements specified in clauses (i) through (vi) of Section 3.5(c), conflict with or violate in any material respect any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets, except in the case of clause (ii) of this Section 3.5(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (c)   No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority, agency or instrumentality (a "Governmental Entity") or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the filing of the Proxy Statement with the Securities and Exchange Commission (the "SEC") in accordance with the Exchange Act and the filing and effectiveness of the Registration Statements (as defined in Section 3.6(c) below); (ii) the filing of such reports, schedules or materials under the Exchange Act and under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby; (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws; (iv) the filings and notifications as may be required under the rules and regulations of AMEX; (v) the filing with the Secretary of State of the State of Delaware of a Certificate of Amendment to the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock; and (vi) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not reasonably be expected to have a Company Material Adverse Effect.

        (d)   The affirmative vote for approval of the Company Voting Proposal by the holders of at least (i) 75% of the outstanding shares of the Series A Preferred Stock, and (ii) the majority of the outstanding shares of both the Company Common Stock and the Series A Preferred Stock, voting as a single class, on the record date for the meeting of the Company's shareholders (the "Company

Meeting") to consider the Company Voting Proposal (the "Required Company Shareholder Vote") is the only vote of the holders of any classes or series of the Company's capital stock or other securities necessary for the approval of this Agreement and for the consummation by the Company of the other transactions contemplated by this Agreement; provided, that (v) the consent of the holders of (A) a majority of the outstanding principal amount of the Company Notes dated January 13, 2006, (B) a majority of the outstanding principal amount of the Company Notes dated January 22, 2007, and (C) 75% of the outstanding shares of Series A Preferred Stock is required for the Company to issue the Bridge Debt; (w) the consent of the holders of a majority of the outstanding principal amount of (A) the Company Notes dated January 13, 2006 and (B) the Company Notes dated January 22, 2007 is required to make such amendments to the agreements and other documents, and authorize such new documents, related to the Company Notes and the security interest in the Company's assets granted in connection with the issuance of the Company Notes and the Bridge Debt as shall be necessary to release any and all Liens on the Acquired Assets prior to or at the Closing; (x) the consent of individual holders of Company Notes dated either January 13, 2006 or January 22, 2007 is required to ensure that the holders of such Company Notes will forgo delivery of default notices upon the Closing and thereby agree to the delay in the repayment of the Company Notes for up to ten (10) days after the effectiveness of the Resale Registration Statement; (y) the consent of the holders of at least 75% of the outstanding shares of Series A Preferred Stock shall be required to approve the filing of an amendment of the certificate of designations setting forth the terms and conditions of the Series A Preferred Stock to delay the payment of the liquidation preference owed on such shares for up to ten (10) days after the later to occur of the Closing and the effectiveness of the Resale Registration Statement; and (z) the consent of the holders of the Closing Company Warrants is required to terminate such warrants. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote.

        3.6   SEC Filings; Financial Statements; Information Provided.

        (a)   The Company has filed all registration statements, forms, reports and other documents required to be filed by the Company with the SEC since January 1, 2005. All such registration statements, forms, reports and other documents (including those that the Company may file after the date hereof until the Closing) are referred to herein as the "Company SEC Reports." The Company SEC Reports (i) were or will be filed on a timely basis or within applicable extension periods; (ii) at the time filed, complied, or will comply when filed, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports; and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Company SEC Report.

        (b)   Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports at the time filed (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q or Form 8-K under the Exchange Act), and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments that the Company does not expect to be material, individually or in the aggregate. The consolidated, audited balance sheet of the Company as of December 31, 2006 is referred to herein as the "Company Balance Sheet."

        (c)   The information supplied by the Company for inclusion in the Registration Statement on Form S-4 (or any successor form thereto) to be filed by the Parent with the SEC in connection with the issuance of Parent Common Stock in the Asset Sale (the "S-4 Registration Statement") and the information supplied by the Company for inclusion in the Registration Statement on Form S-3 (or any successor form thereto), or such other form as the Parent shall be eligible to use at the time of filing to register the resale of Parent Common Stock by the Company, to be filed by the Parent with the SEC in connection with the resale by the Company of the Parent Common Stock issued to it by the Parent in the Asset Sale (the "Resale Registration Statement" and, together with the S-4 Registration Statement, the "Registration Statements") shall not at the time the Registration Statements are filed with the SEC and at the time they become effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The information supplied by the Company (including, for such purpose, the information contained in the Company SEC Reports) for inclusion or incorporation by reference in the proxy statement/prospectus to be filed with the SEC as part of the S-4 Registration Statement and to be sent to the shareholders of the Company (the "Proxy Statement") in connection with the Company Meeting shall not, on the date the Proxy Statement is first mailed to shareholders of the Company, at the time of the Company Meeting or on the Closing Date, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made in the Proxy Statement not false or misleading in light of the circumstances under which they were or shall be made, or omit to state any material fact required to be stated therein necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting that has become false or misleading. If at any time prior to the Company Meeting any fact or event relating to the Company that should be set forth in an amendment to the S-4 Registration Statement or in a supplement to the Proxy Statement should be discovered by the Company or should occur, the Company shall, promptly after becoming aware thereof, inform the Parent of such fact or event. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference therein based on information supplied by the Parent or the Buyer that is contained (including by incorporation by reference) in any of the foregoing documents.

        (d)   The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents. The Company is in compliance in all material respects with the listing requirements of AMEX and does not reasonably anticipate that the Company Common Stock will be delisted by AMEX for the foreseeable future, and has not received any notice other than as already publicly disclosed regarding the possible delisting of the Company Common Stock from AMEX.

        3.7   No Undisclosed Liabilities. Except (i) as disclosed or reserved against in the financial statements, including the notes thereto, included within the Company SEC Reports filed prior to the date of this Agreement or in the Company Balance Sheet, (ii) for liabilities incurred in the ordinary course of business consistent with past practice between the date of the Company Balance Sheet and the date of this Agreement; (iii) liabilities incurred in connection with this Agreement or the transactions contemplated hereby; and (iv) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries do not have any liabilities of any nature.

        3.8   Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, between the date of the Company Balance Sheet and the date of this Agreement (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business; and (b) there has not been (i) a Company Material Adverse Effect; or (ii) any other action or event that would have required the consent of the Parent under Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement.

        3.9   Taxes.

        (a)   The Company and each of its Subsidiaries have timely filed all Tax Returns required to be filed by or on behalf of the Company and each of its Subsidiaries; such Tax Returns were accurate and complete in all material respects; and the Company and each of its Subsidiaries have paid all Taxes due and owing (whether or not shown on such Tax Returns).

        (b)   The Company and each of its Subsidiaries have withheld and paid in all material respects all Taxes required to be withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

        (c)   Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

        (d)   Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes for any period that remains open or agreed to any extension of time with respect to a Tax assessment or deficiency for any period that remains open.

        (e)   There are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries. To the Company's Knowledge, there is not any basis for the assertion of any claims that, if adversely determined, would result in a Lien on the Acquired Assets or would otherwise adversely affect the Parent, the Buyer or the Acquired Assets.

        (f)    Neither the Company nor any of its Subsidiaries has received in writing from any taxing authority any (i) notice indicating the intention to open an audit or other review or (ii) notice or deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries. The Company Disclosure Schedule sets forth a list of each jurisdiction (other than United States federal) in which the Company or any of its Subsidiaries files, is required to file or has been required to file, since January 1, 2006, a Tax Return or is or has been liable, since January 1, 2006, for Taxes on any "nexus" basis and each jurisdiction that has sent notices or communications of any kind, since January 1, 2006, requesting information relating to the Company's or any Company Subsidiary's nexus with such jurisdiction.

        (g)   No tax audit or administrative or judicial Tax proceeding is pending or presently in progress with respect to the Company or any of its Subsidiaries.

        (h)   The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Company Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto), and the Taxes of the Company and its Subsidiaries since the day following the date of the Company Balance Sheet have arisen in the ordinary course of business.

        (i)    Except for any agreements contemplated by this Agreement, neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any (i) "excess parachute payment" within the meaning of Code section 280G (or any corresponding provision of state, local or foreign Tax law) or (ii) any amount that will not be fully deductible as a result of Code section 162(m) or 404 (or any corresponding provision of state, local or foreign Tax law).

        (j)    Neither the Company nor any of its Subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

        (k)   Neither the Company nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

        (l)    None of the Company's Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change (i) in method of accounting for a taxable period ending on or prior to the Closing Date or (ii) "closing agreement" as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (iii) intercompany transaction or excess loss account described in Treasury Regulations under section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); or (iv) installment sale or open transaction disposition made on or prior to the Closing Date.

        (m)  No Subsidiary of the Company has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of any Company Subsidiary been distributed, in a transaction to which section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that would otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

        (n)   Neither the Company nor any of its Subsidiaries has ever engaged in a reportable transaction within the meaning of Treasury Regulation section 1.6011-4(b). Each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of section 6662 of the Code.

        (o)   None of the Acquired Assets is a United States real property interest within the meaning of section 897(c) of the Code.

        (p)   None of the Acquired Assets is an interest in or rights under a contractual arrangement that is properly characterized as a partnership for federal income Tax purposes.

        (q)   None of the Acquired Assets is "tax-exempt use property" within the meaning of section 168(h) of the Code; or (ii) directly or indirectly secures any debt the interest on which is tax-exempt under section 103(a) of the Code.

        (r)   The Company has delivered or made available to the Parent correct and complete copies of all foreign, federal and state income tax and all state sales and use Tax Returns of the Company and each of its Subsidiaries, if any, filed since December 31, 2001.

        3.10    Leased Real Properties. Section 3.10 of the Company Disclosure Schedule sets forth (a) a complete and accurate list as of the date of this Agreement of all real property leased, subleased or licensed by the Company or any of its Subsidiaries other than property subject to a lease, sublease or license that is terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company (the "Company Leases") and (b) the location of the premises. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party to any Company Lease is in material default under any of the Company Leases. The Company has made available to the Parent complete and accurate copies of all Company Leases.

        3.11    Intellectual Property.

        (a)   Section 3.11 of the Company Disclosure Schedule sets forth a complete and correct list of each of the following which is owned by the Company or its Subsidiaries: (i) each registered Company Mark, (ii) each material unregistered Company Mark, if any; (iii) each Company Patent and (iv) each registered Company Copyright. The Company or one of its Subsidiaries: (i) owns all right, title and interest in and to the Company Intellectual Property Rights, free and clear of all Liens or other encumbrances, or (ii) is licensed to use, or otherwise possesses legally valid and enforceable rights to use, the Company Intellectual Property Rights that it does not so own. The Company and its Subsidiaries have made all necessary filings, recordations and payments to protect and maintain their interests in the Company Intellectual Property Rights owned by or licensed to the Company, except as would not adversely affect in any material respect either the Company's or its Subsidiaries' right, title or interest in any Company Intellectual Property.

        (b)   Upon the consummation of the Asset Sale and the acquisition by the Buyer of the Acquired Assets at the Closing, the Buyer will, in all material respects, have the same rights with respect to the Company Intellectual Property Rights as the Company and its Subsidiaries immediately before the Closing. All of the rights of the Company and its Subsidiaries with respect to the Company Intellectual Property Rights are freely assignable in their own respective names, including the right to create derivative works, and neither the Company nor any of its Subsidiaries is under any obligation to obtain any approval or consent for use of any of the Company Intellectual Property Rights. As of the Closing, in all material respects, the Buyer will own or have a valid right to use the Company Intellectual Property Rights and will have the unrestricted right and authority to fully use and exploit the same for commercial purposes. The Company has not incorporated any "Tangible Property" (as such term is defined in the License Agreement, by and between the Company and the Massachusetts Institute of Technology, dated December 14, 1987, as amended) into any of its products.

        (c)   Neither the Company nor any of its Subsidiaries has received any written notice asserting that the business of the Company or any of its Subsidiaries or any of the products, services or technology used, sold, offered for sale or licensed or proposed for use, sale, offer for sale or license by the Company or any of its Subsidiaries infringes any intellectual property rights of any Person, and to the Knowledge of the Company no such infringement exists, in each case other than such infringements as would not cause a material loss to the Company. Neither the Company nor any of its Subsidiaries is obligated to pay any royalties or other compensation to any person in respect of its ownership, use or license of any of the Company Intellectual Property Rights.

        (d)   To the Company's Knowledge, all the Company Patents are valid, none of the Company Patents is being infringed; and neither the validity nor the enforceability of any of the Company Patents has been challenged by any person.

        (e)   The Company Marks have been properly filed and maintained; to the Company's Knowledge, none of the Company Marks has been infringed, diluted, opposed or challenged; and no proceeding has been commenced or, to the Company's Knowledge, threatened that would seek to prevent the use by the Company or any of its Subsidiaries of any Company Mark.

        (f)    To the Company's Knowledge, all the Company Copyrights, whether or not registered, are valid and enforceable; to the Company's Knowledge, none of the Company Copyrights is being infringed, or its validity challenged or threatened in any way; and no proceeding has been commenced or, to the Company's Knowledge, threatened that would seek to prevent the use by the Company or any of its Subsidiaries of the Company Copyrights.

        (g)   The Company and its Subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of the Company Secret Information. To the Company's Knowledge, no Company Secret Information has been used, divulged or appropriated for the benefit of any person (other than the

Company or any of its Subsidiaries) or otherwise misappropriated in a manner which would have a Company Material Adverse Effect.

        (h)   No Company Intellectual Property Right is subject to any outstanding order, proceeding (other than pending proceedings pertaining to applications for patent or trademark or copyright registration) or stipulation that restricts in any manner the licensing thereof by the Company or any of its Subsidiaries.

        (i)    To the Company's Knowledge, no employees engaged in the development of products or services or in performing sales and marketing functions on behalf of the Company or any of its Subsidiaries is obligated under any contract with any third party which would materially conflict with such employee's rights to engage in any such activity on behalf of the Company or any of its Subsidiaries.

        (j)    All employees, contractors, agents and consultants of the Company or any of its Subsidiaries who are or were involved in the creation of material Company Intellectual Property Rights owned by the Company have executed an assignment of inventions agreement to vest in the Company or its Subsidiary, as appropriate, exclusive ownership of such Company Intellectual Property Rights, except where the failure to have executed such an agreement will not have a Company Material Adverse Effect. All employees, contractors, agents and consultants of the Company or any of its Subsidiaries who have or have had access to Company Secret Information owned by the Company have executed nondisclosure agreements to protect the confidentiality of such Company Secret Information, except where the failure to have executed such an agreement will not have a Company Material Adverse Effect.

        (k)   Without limiting the generality of the foregoing, all the products and software that the Company or any of its Subsidiaries sells, licenses or otherwise makes available to customers, and all Company Intellectual Property Rights therein, were: (i) developed by employees of the Company or of a Subsidiary of the Company within the scope of their employment and subject to their obligation to assign to the Company or a Subsidiary of the Company all intellectual property rights therein; (ii) developed by independent contractors or consultants who assigned to the Company all of their right, title and interest therein; or (iii) otherwise acquired or licensed by the Company from a third party by an agreement or contract that is disclosed in Section 3.11 of the Company Disclosure Schedule.

        (l)    All material contracts, licenses and agreements relating to the Company Intellectual Property Rights are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements, nor entitle any other party to cancel, terminate, suspend or modify any such contract, license or agreement. Each of the Company and its Subsidiaries is in compliance in all material respects with, and has not materially breached any term of any of such contracts, licenses and agreements and, to the Company's Knowledge, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, in all material respects, the Buyer will be permitted to exercise all of the Company's rights under such contracts, licenses and agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay.

        3.12    Contracts.

        (a)   For purposes of this Agreement, "Company Material Contract" shall mean:

          (i)    any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Company or any of its Subsidiaries is a party;

          (ii)   any employment or consulting Contract with any executive officer or other employee of the Company or member of the Company's Board of Directors earning an annual salary in excess of $100,000, other than those that are terminable by the Company or any of its Subsidiaries on no more than 30 days' notice without liability or financial obligation to the Company, and any employment or consulting Contract providing for any term of employment or compensation guarantee, severance benefits, or any other benefits after the termination of employment or services of such person regardless of the reason for such termination, except as required by law;

          (iii)  any Contract containing any covenant (A) limiting in any respect the right of the Company or any of its Subsidiaries to engage in any line of business or compete with any person in any line of business or to compete with any party, (B) granting any exclusive rights to make, sell or distribute the Company's products, or (C) otherwise prohibiting or limiting the right of the Company and its Subsidiaries to sell or distribute any products or services;

          (iv)  any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has any material ownership interest in any other person or other business enterprise other than the Company's Subsidiaries;

          (v)   any Contract to license to any third party to reproduce or distribute any of the Company's products or technology or any Contract to sell or distribute any of the Company's products or technology, except agreements with sales representatives, distributors or other resellers in the ordinary course of business;

          (vi)  any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other contracts relating to the borrowing of money or extension of credit by the Company or any of its Subsidiaries in excess of $25,000, other than accounts receivables and payables in the ordinary course of business;

          (vii) any settlement agreement entered into within three years prior to the date of this Agreement, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business in connection with the routine cessation of such employee's or independent contractor's employment with the Company or (B) settlement agreements for cash only (which have been paid) that did not exceed $100,000 as to such settlement;

          (viii) any Contract under which the Company or any Subsidiary has licensed its Intellectual Property to a third party, other than to customers, suppliers, distributors and other resellers in the ordinary course of business;

          (ix)  any Contract under which the Company or any Subsidiary has received a license to any Third Party Intellectual Property that is material to the business of the Company and its Subsidiaries, as currently conducted and taken as a whole; and

          (x)   any other Contract that is material to the business of the Company or its Subsidiaries as presently conducted, provided, that for purposes of this Section 3.12(a)(x), "material" shall be deemed to presume a value or cost to the Company or its Subsidiaries of at least $50,000.

        (b)   Section 3.12(b) of the Company Disclosure Schedule sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof.

        (c)   Each Company Material Contract is in full force and effect except to the extent it has previously expired in accordance with its terms or where the failure to be in full force and effect, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a default under the provisions of any Company Material Contract, except in each case for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        3.13    Litigation. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect. There are no material judgments, orders or decrees outstanding against the Company or any of its Subsidiaries.

        3.14    Regulatory Matters.

        (a)   The Company and its Subsidiaries are in compliance in all material respects with all applicable statutes, rules and regulations of the U.S. Food and Drug Administration and similar federal, state or local Governmental Entities (collectively, the "FDA"), similar foreign Governmental Entities ("Foreign Authorities"), the Centers for Disease Control and Prevention, the Department of Agriculture, the Department of Commerce and other Governmental Entities with respect to the collection, sale, labeling, storing, testing, distribution, or marketing of the products being distributed or developed by or on behalf of the Company and its Subsidiaries. The Company has previously delivered or made available to the Parent true and complete copies of all applications and approvals, registrations or licenses currently in effect obtained by the Company or any of its Subsidiaries from the FDA, Foreign Authorities, the Centers for Disease Control and Prevention, the Department of Agriculture, the Department of Commerce or other Governmental Entities, or required in connection with the conduct of the business of the Company and its Subsidiaries as currently conducted.

        (b)   All test products and methods being developed or distributed by the Company or any of its Subsidiaries that are subject to the jurisdiction of the FDA, Foreign Authorities, the Centers for Disease Control and Prevention, the Department of Agriculture, the Department of Commerce or other Governmental Entities have been and are being developed, tested, labeled, distributed and marketed in compliance in all material respects with all applicable statutory or regulatory requirements under the Clinical Laboratory Improvement Act of 1988 and its implementing regulations.

        (c)   The Company has delivered or made available to the Parent true and correct copies of all written communications, and oral communications to the extent reduced to written form and preserved within the Company's records, between the Company and its Subsidiaries, on the one hand, and the FDA, Foreign Authorities, the Centers for Disease Control and Prevention, the Department of Agriculture, the Department of Commerce and other similar Governmental Entities, on the other hand, in each case since January 1, 2003, with respect to the products being distributed or developed by or on behalf of the Company and its Subsidiaries (collectively, the "FDA Correspondence"). The Company shall promptly deliver or make available to the Parent copies of all FDA Correspondence received or reduced to written form during the Pre-Closing Period (as defined in Section 5.1). Neither the Company nor any of its Subsidiaries is in receipt of written notice of, or, to the Company's Knowledge, is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, compelled or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action, in each case relating to any products being distributed or developed by or on behalf of the Company or any of its Subsidiaries or to the facilities in which any such products are manufactured, collected or handled, by the FDA, Foreign Authorities, the Centers for Disease Control and Prevention, the Department of Agriculture, the Department of Commerce or other Governmental Entities.

        (d)   There are no pending or, to the Company's Knowledge, threatened actions, proceedings or complaints by the FDA, Foreign Authorities, the Centers for Disease Control and Prevention, the Department of Agriculture, the Department of Commerce or other Governmental Entities which would prohibit or impede in any material respect the conduct of the business of the Company and its Subsidiaries as currently conducted.

        (e)   Neither the Company nor any of its Subsidiaries has made any material false statements on, or omissions from, the applications, approvals, reports and other submissions to the FDA, Foreign Authorities, the Centers for Disease Control and Prevention, the Department of Agriculture, the Department of Commerce or other Governmental Entities prepared or maintained to comply with the requirements of the FDA, Foreign Authorities, the Centers for Disease Control and Prevention, the Department of Agriculture, the Department of Commerce or other Governmental Entities relating to the Company, its Subsidiaries or any product being distributed or developed by or on behalf of the Company or any of its Subsidiaries.

        (f)    Neither the Company nor any of its Subsidiaries has received any written or, to the Company's Knowledge, oral notification that remains unresolved, from FDA, Foreign Authorities, the Centers for Disease Control and Prevention, the Department of Agriculture, the Department of Commerce or other Governmental Entities indicating that any product of the Company or any of its Subsidiaries is misbranded or adulterated as defined in the U.S. Food, Drug & Cosmetic Act, 21 U.S.C. § 321, et seq., as amended, and the rules and regulations promulgated thereunder, or has violated in any similar respect the laws, rules or regulations of any Foreign Authority.

        (g)   No product of the Company or any of its Subsidiaries has been recalled, suspended or discontinued as a result of any action by the FDA or any Foreign Authority against the Company or any of its Subsidiaries or, to the Company's Knowledge, any licensee, distributor or marketer of any product of the Company or any of its Subsidiaries, whether in the United States or elsewhere.

        (h)   Neither the Company nor any of its Subsidiaries has committed any act, made any statement or failed to make any statement to the FDA or, to the Knowledge of the Company, any other Person, that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. None of the Company, its Subsidiaries and, to the Company's Knowledge, any manager, officer, employee or agent of the Company or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. § 335a or any similar Legal Requirement or (ii) exclusion under 42 U.S.C. § 1320a-7 or any similar Legal Requirement.

        (i)    The FDA complaint handling system of the Company and its Subsidiaries has been made available for review by the Parent and contains in all material respects complete and correct information about all products returned to the Company or any of its Subsidiaries because of warranty or other problems. The records of the Company and its Subsidiaries relating to credits and allowances made with respect to any product complaints have been provided or made available to the Parent and are true and correct in all material respects. Neither the Company nor any of its Subsidiaries has made any modifications to any of their respective products because of warranty or other claims concerning defects in such product. Neither the Company nor any of its Subsidiaries maintains any records of warranty or other product defect claims other than the Company's FDA complaint handling system.

        3.15    Environmental Matters.

        (a)   Except as would not result in a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has (A) transported, stored, used, manufactured, disposed of or released Hazardous Substances in violation of any Environmental Law in effect on or before the Closing Date, or (B) disposed of, transported, sold, used, released, or manufactured any product containing a Hazardous Substance in violation of any Environmental Law.

        (b)   Except as would not result in a Company Material Adverse Effect, no underground storage tanks are present as a result of the actions of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Affiliate of the Company or any other Person, in, on or under any property, including the land and the improvements, ground water and surface water thereof that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased.

        (c)   The Company and its Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents ("Environmental Permits") material to and necessary for the conduct of the Company's and its Subsidiaries' businesses as such businesses are currently being conducted.

        (d)   The Company has received no written notice that any action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending or, to the Knowledge of the Company, threatened by any Governmental Entity against the Company or any of its Subsidiaries concerning any Environmental Permit of the Company or any of its Subsidiaries, or the release of any Hazardous Substance by the Company or any of its Subsidiaries. To the Company's Knowledge, neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to involve the Company or any of its Subsidiaries in any material environmental litigation or impose upon the Company or any of its Subsidiaries any material environmental liability.

        3.16    Employee Benefit Plans and Employee Matters.

        (a)   Disclosure of Plans. Section 3.16(a) of the Company Disclosure Schedule contains an accurate and complete list of each Company Employee Plan, Subsidiary Plan and each Employee Agreement currently in effect. The Company does not have any plan or commitment to establish any new Company Employee Plan or Subsidiary Plan, to modify any Company Employee Plan, Subsidiary Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan, Subsidiary Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to the Parent in writing or set forth on the Company Disclosure Schedule, or as required by this Agreement), or to enter into any Company Employee Plan, Subsidiary Plan or Employee Agreement.

        (b)   Documents. The Company has provided or made available to the Parent: (i) accurate and complete copies in all material respects of all documents embodying each Company Employee Plan, Subsidiary Plan and each Employee Agreement currently in effect, including all amendments thereto and written interpretations thereof; (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iii) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan currently in effect; (iv) all material written agreements and contracts relating to each Company Employee Plan or Subsidiary Plan currently in effect, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (v) all COBRA forms and related notices; (vi) registration statements and prospectuses currently applicable to or used in connection with each Company Employee Plan currently in effect; and (vii) a list of all employees, officers and consultants of the Company and its Subsidiaries with annual compensation (based on salary and bonus only) in excess of $150,000, reflecting each such person's current title or job description and compensation.

        (c)   Employee Plan Compliance. (i) The Company has performed in all material respects all obligations required to be performed by it under, is not in material default or violation of, and has no Knowledge of any material default or violation by any other party to, each Company Employee Plan, Subsidiary Plan and/or Employee Agreement currently in effect, and each Company Employee Plan and Subsidiary Plan currently in effect has been established and maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable laws, rules or regulations, including but not limited to ERISA or the Code, if applicable; (ii) each Company Employee Plan currently in effect intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code currently in effect has either received (A) a favorable determination letter from the IRS with respect to each such Company Employee Plan or Trust as to its qualified status under the Code (or has remaining a period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination) or (B) if such Company Employee Plan is on a prototype or volume submitter plan document, such prototype or volume submitter document has received a favorable opinion letter, and to the Company's Knowledge, no event has occurred which would adversely affect the status of such determination letter or opinion letter or the qualified status of such Company Employee Plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan currently in effect; (iv) there are no actions, suits or claims pending, or, to the Company's Knowledge, threatened (other than routine claims for benefits) against any Company Employee Plan or Subsidiary Plan or against the assets of any Company Employee Plan or Subsidiary Plan in each case that is currently in effect; (v) each Company Employee Plan currently in effect can be amended, terminated or otherwise discontinued either before or after the Closing in accordance with its terms, without liability to the Parent, the Buyer or the Company (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the Company's Knowledge, threatened by the IRS or DOL with respect to any Company Employee Plan currently in effect; (vii) the Company has not been assessed any penalty or tax with respect to any Company Employee Plan currently in effect under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code; (viii) as of the date of the Company Balance Sheet all contributions due from the Company with respect to any of the Company Employee Plans currently in effect had been made in all material respects as required under ERISA or had been accrued on the Company Balance Sheet; (ix) to the Company's Knowledge, all individuals who, pursuant to the terms of any Company Employee Plan, Subsidiary Plan or Employee Agreement currently in effect, are entitled to participate in any such Company Employee Plan, Subsidiary Plan or Employee Agreement are currently participating in such Company Employee Plan, Subsidiary Plan or Employee Agreement, or have been given the opportunity to do so and have declined; and (x) since January 1, 2006, there has been no amendment to, written interpretation or written authorized announcement by the Company relating to any Company Employee Plan, Subsidiary Plan or Employee Agreement currently in effect that would increase materially the expense of maintaining such Company Employee Plan, Subsidiary Plan or Employee Agreement above the level of the expense incurred in respect thereof during the fiscal year ended December 31, 2006.

        (d)   Pension Plans. The Company has never maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

        (e)   Multiemployer Plans. The Company has never contributed to or been required to contribute to any Multiemployer Plan.

        (f)    No Post-Employment Obligations. No Company Employee Plan currently in effect provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any Employee for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any of its Subsidiaries has ever agreed with any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

        (g)   COBRA; FMLA. The Company has not in any material respect violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Employees. The group health plans (as defined in Section 4980B(g) of the Code) that benefit employees of the Company are in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA, the Americans with Disabilities Act of 1990, as amended and the FMLA, and the regulations thereunder, as such requirements affect the Company and its employees. There are no material outstanding, uncorrected violations under COBRA, with respect to any of the Company Employee Plans or Employee Agreements currently in effect, covered employees or qualified beneficiaries (as such terms are defined under COBRA).

        (h)   Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute an event under any Company Employee Plan, Subsidiary Plan, Employee Agreement, trust or loan, in each case that is currently in effect, that will or is reasonably likely to result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

        (i)    Employment Matters. Each of the Company and its Subsidiaries: (i) is, to the Company's Knowledge, in compliance in all material respects with all applicable laws, rule or regulations respecting employment, employment practices, immigration, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) to the Company's Knowledge, has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iii) is not liable for any arrears of wages or any penalty for failure to pay any wages; and (iv) is not liable for any material payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no material pending, or, to the Company's Knowledge, threatened claims or actions against the Company or any of its Subsidiaries under any workers compensation policy or long-term disability policy. To the Company's Knowledge, no Employee has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such Employee is bound due to such Employee's employment by the Company or any of its Subsidiaries or disclosure to the Company or any of its Subsidiaries or use of trade secrets or proprietary information of any other person or entity. To the Company's Knowledge, all Employees in the United States of America are legally permitted to be employed by the Company or any of its Subsidiaries in the United States of America in their current jobs. There is no litigation or dispute that has been reduced to writing pending or, to the Company's Knowledge, threatened, between the Company or any of its Subsidiaries, on the one hand, and any Employee, on the other hand, that would be reasonably likely to result in any material liability to the Company or any of its Subsidiaries. The Company has no Employee Agreements currently in effect that are not terminable at will (other than agreements for the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions). Neither the Company nor any of its Subsidiaries will have any liability to any Employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.

        (j)    Labor. No work stoppage or labor strike against the Company or any of its Subsidiaries is pending or, to the Company's Knowledge, threatened. To the Company's Knowledge, there are no activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Company's Knowledge, threatened relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its Subsidiaries has ever been a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries.

        (k)   Code Section 409A. Each Company Employee Plan currently in effect that is a "nonqualified deferred compensation plan" (as defined in section 409A(d)(1) of the Code) and was in existence prior to October 3, 2004, has not been "materially modified" (within the meaning of Section 885(d)(2)(B) of the American Jobs Creation Act of 2004 and any applicable guidance issued thereunder) since October 3, 2004, in a manner that would cause amounts deferred in taxable years beginning before January 1, 2005, under such Company Employee Plan to be subject to section 409A of the Code. Each Company Employee Plan that is a "nonqualified deferred compensation plan" (as defined in section 409A(d)(1) of the Code) and which has not been terminated has been operated since January 1, 2005 in good faith compliance with the provisions of section 409A of the Code, Notice 2005-1 and the proposed regulations issued under section 409A of the Code.

        3.17    Compliance With Laws. The Company and each of its Subsidiaries is in compliance with all applicable statutes, laws and regulations with respect to the conduct of its business as currently conducted, and the ownership or operation of its properties or assets, except where the failures to comply or violations, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        3.18    Permits. The Company and each of its Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted, except for such permits, licenses and franchises the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (the "Company Permits"). The Company and each of its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.

        3.19    Insurance. The Company maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the Company's Knowledge, there has been no threatened termination of, or material premium increase with respect to, any of such policies. Section 3.19 of the Company Disclosure Schedule sets forth a description of each such policy or bond that provides coverage for the Company or any of its Subsidiaries.

        3.20    State Takeover Statutes. The Company has, or will have prior to the Closing, taken all necessary action so that, assuming compliance by the Parent and the Buyer with its obligations hereunder and the accuracy of the representations and warranties made by the Parent and the Buyer herein, no "business combination," "moratorium," "fair price," "control share acquisition" or other state antitakeover statute or regulation (other than Section 203 of DGCL), nor any takeover-related provision in the Company's Certificate of Incorporation or By-laws, would (i) prohibit or restrict the

Company's ability to perform its obligations under this Agreement or any related agreement or its ability to consummate the transactions contemplated hereby and thereby, or (ii) have the effect of invalidating or voiding this Agreement or any provision hereof or thereof. Assuming the accuracy of the representation and warranty set forth in Section 4.7, the action of the Company Board in approving this Agreement and the transactions provided for herein and therein is sufficient to render inapplicable to this Agreement and the transactions provided for herein the restrictions on "business combinations" (as defined in Section 203 of DGCL) as set forth in Section 203 of DGCL.

        3.21    Opinion of Financial Advisor. The Company's financial advisor, CIBC World Markets Corp., has delivered to the Company Board an opinion to the effect that, as of the date of such opinion, the purchase price (as defined in such opinion) is fair, from a financial point of view, to the Company.

        3.22    Brokers. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of the Company or any of its Affiliates, to any broker's, finder's, financial advisor's or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except CIBC World Markets Corp.

        3.23    Restricted Securities. The Company understands that, until the end of the applicable holding period under Rule 144(k) of the Securities Act (or any successor provision) with respect to the Stock Consideration, any stock certificate representing Stock Consideration shall bear a legend in substantially the following form:

    THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION THEREFROM.

        The legend set forth above shall promptly be removed (i) if such Stock Consideration has been resold or transferred pursuant to the Resale Registration Statement and the Resale Registration Statement was effective at the time of such transfer; (ii) if, in connection with a sale transaction, the Company provides the Parent with an opinion of counsel reasonably acceptable to the Parent to the effect that a public sale, assignment or transfer of such Stock Consideration may be made without registration under the Securities Act; or (iii) upon expiration of the applicable two-year holding period under Rule 144(k) of the Securities Act (or any successor rule); provided that, in the case of this subclause (iii), the Company is not and has not been within three months prior to such date, an "affiliate" of the Parent (as such term is defined in Rule 144 of the Securities Act). The Parent may make a notation on its records and/or provide instruction to its transfer agent regarding the Parent's stock transfer records, consistent with the provisions of this Section 3.23.

        3.24    Disclaimer of Other Representations and Warranties. Except as set forth in this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, in respect of any of its assets, liabilities or operations, including, without limitation, with respect to merchantability, usage, suitability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE BUYER

        The Parent and the Buyer, on a joint and several basis, represent and warrant to the Company that the statements contained in this Article IV are true and correct, except as set forth herein or in the disclosure schedule delivered by the Parent and the Buyer to the Company and dated as of the date of this Agreement (the "Parent Disclosure Schedule"). The Parent Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article IV and the disclosure in any section or paragraph shall qualify (a) the corresponding section or paragraph in this Article IV and (b) the other sections and paragraphs in this Article IV to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

        4.1   Organization, Standing and Power. The Parent and the Buyer are corporations duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective incorporation, have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, and are duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties they own, operate or lease or the nature of their activities makes such qualification necessary, respectively, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, as would not be material to the Parent.

        4.2   Authority; No Conflict; Required Filings and Consents.

        (a)   The Parent and the Buyer have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Parent and the Buyer have been duly authorized by all necessary corporate action on the part of the Parent and the Buyer, respectively. This Agreement has been duly executed and delivered by the Parent and the Buyer and, assuming the due execution and delivery by the Company, constitutes the valid and binding obligation of the Parent and the Buyer, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

        (b)   The execution and delivery of this Agreement by the Parent and the Buyer do not, and the consummation by the Parent and the Buyer of the transactions contemplated by this Agreement shall not (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or By-laws of the Buyer or the Parent; (ii) conflict with in any material respect, or result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a material default (or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any Lien on the Parent's or the Buyer's assets under, any of the terms, conditions or provisions of any lease, license, contract or other agreement, instrument or obligation to which the Parent or the Buyer is a party or by which they or any of their properties or assets may be bound; or (iii) conflict with or violate in any material respect any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Parent or the Buyer or any of their properties or assets.

        (c)   No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Parent Common Stock are listed for trading is required by or with respect to the Parent or the Buyer in connection with the execution and delivery of this Agreement by the Parent and the Buyer or the consummation by the Parent and the Buyer of the transactions contemplated by this Agreement, except for (i) the filing of the Proxy Statement and the Registration Statements with the SEC in accordance with the Securities Act and the Exchange Act, and the effectiveness of the Registration Statements, and (ii) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings that, if not obtained or made, would not be reasonably likely to have a Parent Material Adverse Effect.

        (d)   No vote of the holders of any class or series of the Parent's or Buyer's capital stock or other securities is necessary for the consummation by the Parent and the Buyer of the transactions contemplated by this Agreement.

        (e)   All of the outstanding capital stock of the Buyer is owned by a wholly-owned Subsidiary of the Parent.

        4.3   SEC Filings; Financial Statements; Information Provided.

        (a)   The Parent has filed all registration statements, forms, reports and other documents required to be filed by the Parent with the SEC since January 1, 2005. All such registration statements, forms, reports and other documents (including those that the Parent may file after the date hereof until the Closing) are referred to herein as the "Parent SEC Reports." The Parent SEC Reports (i) were or will be filed on a timely basis or within applicable extension periods; (ii) at the time filed, complied, or will comply when filed, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports; and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Parent SEC Report. No Subsidiary of the Parent is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

        (b)   Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Parent SEC Reports at the time filed (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q or Form 8-K under the Exchange Act) and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of the Parent and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. The consolidated, audited balance sheet of the Parent as of December 31, 2006 is referred to herein as the "Parent Balance Sheet."

        (c)   The information to be supplied by or on behalf of the Parent and the Buyer for inclusion or incorporated by reference in the Proxy Statement to be sent to the shareholders of the Company in connection with the Company Meeting shall not, on the date the Proxy Statement is first mailed to shareholders of the Company, at the time of the Company Meeting or on the Closing Date, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which has become false or misleading. If at any time prior to the Company Meeting any fact or event relating to the Parent or any of its Affiliates which should be set forth in a supplement to the Proxy Statement should be discovered by the Parent or the Buyer or should occur, the Parent shall, promptly after becoming aware thereof, inform the Company of such fact or event. The information supplied by or on behalf of the Parent and the Buyer for inclusion in the Registration Statements or any amendment to Registration Statements shall not at the time the Registration Statements are filed with the SEC and at any time they become effective under the Securities Act contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statements not false or misleading.

        (d)   The Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all material information concerning the Parent is made known on a timely basis to the individuals responsible for the preparation of the Parent's filings with the SEC and other public disclosure documents. The Parent is in compliance in all material respects with the applicable listing and other rules and regulations with the stock market or exchange on which shares of Parent Common Stock are listed for trading and does not anticipate that shares of Parent Common Stock will be delisted by such stock market or exchange in the foreseeable future. The Parent has not received any notice, other than as already publicly disclosed, regarding the possible delisting of shares of Parent Common Stock from the securities exchange on which they are principally listed.

        4.4   Absence of Certain Changes or Events.

        (a)   Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, since the date of the Parent Balance Sheet, (i) there has not been any effect, condition or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; (ii) neither the Parent nor the Buyer has declared, set aside or paid any dividend or made any other distribution with respect to the Parent's or Buyer's capital stock or securities; and (iii) there has not been any reclassification, combination, split or subdivision of any capital stock of the Parent or the Buyer, or redemption, purchase or other acquisition, directly or indirectly, by the Parent or the Buyer of any capital stock, other equity interests or other securities of the Parent or the Buyer.

        (b)   The Buyer was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby, has no liabilities of any kind whatsoever, and as of the Closing Date, will not have engaged in any other business activities or have any liabilities whatsoever.

        4.5   Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of the Parent, threatened against the Buyer, the Parent or any of the Parent's Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

        4.6   Management Arrangements. The Parent has provided the Company with true, correct and complete copies of (a) all contracts and agreements; and (b) summaries of any arrangements or understandings, in each case between the Parent, the Buyer (or any of their Affiliates), on the one hand, and any of the officers and directors of the Company (or any of its Affiliates), on the other hand, that would become effective upon consummation of the Asset Sale.

        4.7   Ownership of Company Common Stock. The Parent and Buyer have, or will have prior to the Closing, taken all necessary action so that, assuming compliance by the Company with its obligations hereunder and the accuracy of the representations and warranties made by the Company herein, no "business combination," "moratorium," "fair price," "control share acquisition" or other state antitakeover statute or regulation (other than Section 203 of DGCL), nor any takeover-related provision in the Parent's or the Buyer's Certificate of Incorporation or By-laws, would (i) prohibit or restrict the Parent's or the Buyer's ability to perform its obligations under this Agreement or any related agreement or its ability to consummate the transactions contemplated hereby and thereby, or (ii) have the effect of invalidating or voiding this Agreement or any provision hereof or thereof. Assuming the accuracy of the representation and warranty set forth in Section 3.20, the action of the Company Board in approving this Agreement and the transactions provided for herein and therein is sufficient to render inapplicable to this Agreement and the transactions provided for herein and therein the restrictions on "business combinations" (as defined in Section 203 of DGCL) as set forth in Section 203 of DGCL. Additionally, none of the Parent, the Buyer nor any of the Parent's "Affiliates" or "Associates" directly or indirectly "owns," and at all times during the three-year period prior to the date of this Agreement, none of the Parent, the Buyer or any of the Parent's "Affiliates" or "Associates" directly or indirectly has "owned," beneficially or otherwise, any of the outstanding Company Common Stock, as those terms are defined in Section 203 of the DGCL, except for holdings from time to time that, at any given time, have never been equal to or in excess of 5% of the outstanding Company Common Stock.

        4.8   Brokers. Other than Covington Associates, LLC, no agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of the Parent, the Buyer or any of its Affiliates, to any broker's, finder's, financial advisor's or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

        4.9   Parent Common Stock. The shares of Parent Common Stock to be issued as the Stock Consideration, when issued and delivered in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and free of all Liens.

        4.10    Compliance With Laws. The Parent and each of the Parent's Subsidiaries is in compliance with all applicable statutes, laws and regulations with respect to the conduct of its business as currently conducted, and the ownership or operation of its properties or assets, except for failures to comply or violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        4.11    Well Known Seasoned Issuer; Effectiveness of Resale Registration Statement. As of the date of this Agreement, the Parent qualifies as a "well known seasoned issuer" as such term is defined in Rule 405 under the Securities Act. Assuming no applicable changes to the rules and regulations promulgated by the SEC in respect of "well known seasoned issuers," the Parent has no reason to expect that it will fail to qualify as a "well known seasoned issuer" at the Closing.

ARTICLE V

CONDUCT OF BUSINESS

        5.1   Covenants of the Company. Except as provided or contemplated in this Section 5.1, otherwise permitted herein, set forth in Section 5.1 of the Company Disclosure Schedule or as consented to in writing by the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the date of this Agreement and ending at the Closing Date or such earlier date as this Agreement may be terminated in accordance with its terms (the "Pre-Closing Period"), the Company shall, and shall cause each of its Subsidiaries to, subject to the restrictions and exceptions contained in this Section 5.1, act and carry on its business in all material respects in the ordinary course of business consistent with past practice and use its commercially reasonable efforts consistent with past practice to (i) maintain its equipment and other assets in good working order; (ii) perform all material obligations, including debt agreements to the extent heretofore performed (except that the Company shall be permitted to defer any and all payments that may become due and payable on the Company Notes); (iii) keep in force all insurance policies and other comparable insurance coverage; (iv) maintain present management salaries and benefits; (v) maintain all other salaries and benefits without change, except for such changes as are required to maintain the current workforce or a workforce of the same quality in view of the current labor market (including agreements to pay retention bonuses (the "Retention Bonuses") to vest upon the Closing in amounts not to exceed $225,000 in the aggregate to employees of the Company or its Subsidiaries who are not executive officers of the Company); (vi) not pay any unplanned bonuses or any other unusual distribution to officers, directors, management or other agents or personnel; and (vii) maintain its respective customer relations in the same manner as heretofore maintained. Without limiting the generality of the foregoing, except as provided or contemplated in this Section 5.1, otherwise permitted herein, set forth in Section 5.1 of the Company Disclosure Schedule or as required by applicable law, during the Pre-Closing Period the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

        (a)   (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent and other than payments to buy out the Closing Company Warrants); (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities (other than pursuant to the terms of Contracts existing on the date of this Agreement or pursuant to the Certificate of Incorporation); or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities (other than pursuant to the terms of Contracts existing on the date of this Agreement or pursuant to the Certificate of Incorporation), except, in the case of this clause (iii), for (A) the acquisition of shares of Company Common Stock from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of services to the Company or any of its Subsidiaries, (B) the buy-out of the Closing Company Warrants or (C) such arrangements that the Company may deem necessary or prudent in order to secure the cooperation of and consents and approvals from the holders of Series A Preferred Stock and the Company Notes to waive covenants or modify or relinquish rights in connection with the Company's issuance of the Bridge Debt, or otherwise to consummate the transactions contemplated hereby or in connection with the Bridge Debt, provided, however, that no such consent of the Parent shall be required in connection with any such arrangements as would not, in the Company's good faith assessment, viewed in the aggregate, be reasonably expected to negatively affect the outcome of the Company Voting Proposal, so long as the Company informs the Parent about any such arrangements in advance;

        (b)   except as permitted by Section 5.1, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement or pursuant to the terms of Contracts existing on this date of this Agreement or pursuant to the Certificate of Incorporation);

        (c)   amend its Certificate of Incorporation, by-laws or other comparable charter or organizational documents (other than as contemplated in connection with the payment of the liquidation preference of the Series A Preferred Stock, as provided in Section 7.1(f));

        (d)   acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to the Company and its Subsidiaries, taken as a whole;

        (e)   sell, lease, license, pledge, or otherwise dispose of or encumber any Acquired Assets other than in the ordinary course of business;

        (f)    adopt or implement any shareholder rights plan;

        (g)   (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person (other than with respect to any Subsidiary of the Company, or pursuant to existing credit facilities or letters of credit entered into in the ordinary course of business or as contemplated by Section 6.15 hereof); (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person (other than a Subsidiary of the Company), or enter into any arrangement having the economic effect of any of the foregoing (except that the Company may take such actions as are set forth in this Section 5.1 and as are required in connection with the Bridge Debt); or (iii) make any loans, advances (other than routine advances to employees of the Company and its Subsidiaries in the ordinary course of business) or capital contributions to, or investment in, any other person, other than the Company or any of its Subsidiaries, provided, however, that the Company may, in the ordinary course of business, continue to invest in debt securities maturing not more than 365 days after the date of investment;

        (h)   make any material changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or by a Governmental Entity or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

        (i)    except as required to comply with applicable law or Contracts, agreements, plans or arrangements existing on the date hereof and other than the Retention Bonuses (i) adopt, enter into, terminate or materially amend any employment, severance or similar agreement or material benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement; (ii) increase the compensation or fringe benefits of any directors or officers of the Company, other than as provided herein; (iii) pay any bonus to any directors or officers of the Company that is not accrued for on the Company Balance Sheet; (iv) accelerate the payment, right to payment or vesting of any material compensation or benefits, including any outstanding options or restricted stock awards other than as contemplated by this Agreement, (v) other than as provided herein, grant any awards under any incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock other than grants of stock options consistent with past practice to newly hired or promoted employees; or (vi) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan or Subsidiary Plan;

        (j)    make or rescind any material Tax election, settle or compromise any material Tax liability or materially amend any Tax return to the extent any such election, settlement, compromise or amendment results in an obligation to pay Taxes that is not reserved on the face of the Company Balance Sheet;

        (k)   Make any capital expenditures in excess of $50,000 in the aggregate (except that the Company may take such actions as are set forth in this Section 5.1);

        (l)    Modify, amend or terminate any Company Material Contract or other material Contract or agreement to which the Company or any of its Subsidiaries thereof is a party or waive, release or assign any material rights or claims thereunder (except that the Company may take such actions as are set forth in this Section 5.1);

        (m)  Enter into, modify, amend or cancel any development services, licensing, distribution, purchase, sales, sales representation or other similar agreement or obligation with respect to any material Company Intellectual Property Rights or enter into any Contract of a character required to be disclosed by Section 3.12;

        (n)   initiate, compromise or settle any material litigation or arbitration proceeding (other than in connection with the enforcement of the Company's rights under this Agreement); or

        (o)   authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

        5.2   Confidentiality. The Parties acknowledge that the Parent and the Company have previously executed a non-disclosure agreement, dated as of March 2, 2007 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly waived or modified as provided herein or therein.

ARTICLE VI

ADDITIONAL AGREEMENTS

        6.1   No Solicitation.

        (a)   No Solicitation or Negotiation. Except as set forth in this Section 6.1, during the Pre-Closing Period neither the Company nor any of its Subsidiaries shall, and the Company shall use commercially reasonable efforts to cause its directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives retained by them (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives, collectively, "Representatives") not to, directly or indirectly:

          (i)    solicit, initiate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

          (ii)   enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non public information for the purpose of encouraging or facilitating, any Acquisition Proposal (for avoidance of doubt, it being understood that the foregoing shall not prohibit the Company or any of its Representatives from making such person aware of the restrictions of this Section 6.1 in response to the receipt of an Acquisition Proposal, nor shall it prohibit the Company from engaging in discussions with its Representatives to the extent reasonably necessary to assist the Company in determining how to properly respond to such Acquisition Proposal).

        Notwithstanding anything to the contrary set forth in this Agreement, the Company may, to the extent it is required to do so in order for the Company Board to comply with its fiduciary obligations under applicable law, as determined in good faith by the Company Board after consultation with outside counsel (A) in response to a Superior Proposal or a bona fide, unsolicited written Acquisition Proposal made or received after the date of this Agreement that the Company Board determines in good faith after consultation with outside counsel and the Company's financial advisor is reasonably likely to lead to a Superior Proposal, in each case that did not result from a breach in any material respect by the Company of this Section 6.1, and subject to compliance in all material respects with Section 6.1(c), (x) furnish information with respect to the Company to the person making such Acquisition Proposal and its Representatives pursuant to a customary confidentiality agreement not materially less restrictive of the other party than the Confidentiality Agreement; (y) participate in discussions or negotiations (including solicitation of a revised Acquisition Proposal) with such person and its Representatives regarding any Acquisition Proposal; and (z) take such other actions as are required in order for the Company Board to comply with its fiduciary obligations under applicable law, as determined in good faith by the Company Board after consultation with outside counsel; and (B) in response to a Superior Proposal or an inquiry that is reasonably likely to lead to a Superior Proposal, in each case that did not result from a breach in any material respect by the Company of this Section 6.1, and subject to compliance in all material respects with Section 6.1(c), amend, or grant a waiver or release under, any standstill or similar agreement with respect to any Company Common Stock.

        Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 6.1 by a Representative of the Company shall be deemed to be a breach of this Section 6.1 by the Company.

        (b)   No Change in Recommendation or Alternative Acquisition Agreement. Except as set forth in this Section 6.1, during the Pre-Closing Period, the Company Board shall not:

          (i)    withhold, withdraw or modify, in a manner adverse to the Parent or the Buyer, the approval or recommendation by the Company Board with respect to the Company Voting Proposal;

          (ii)   cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)); or

          (iii)  approve or recommend any Acquisition Proposal.

        Notwithstanding anything to the contrary set forth in this Agreement, the Company Board may, however, withhold, withdraw or modify its approval or recommendation with respect to the Company Voting Proposal, or approve or recommend any Superior Proposal, subject to the following: (i) a Superior Proposal is made to the Company, is not withdrawn and continues to be a Superior Proposal; (ii) the Company shall have provided written notice to the Parent (a "Notice of Superior Proposal") advising the Parent that the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person or entity making such Superior Proposal; (iii) the Parent and the Buyer shall not, within five (5) Business Days after Parent's receipt of the Notice of Superior Proposal, have made an offer that the Company Board determines in good faith after consultation with outside counsel and the Company's financial advisor to be at least as favorable to the Company and/or its shareholders as such Superior Proposal (it being agreed that the Company Board shall promptly convene a meeting following receipt of such offer from Parent to consider such offer in good faith); (iv) the Company Board determined in good faith after consultation with its outside counsel, that, in light of such Superior Proposal, the withholding, withdrawal or modification of such recommendation is required in order for the Company Board to comply with its fiduciary obligations under applicable law; and (v) the Company shall not have violated in any material respect any of the restrictions set forth in this Section 6.1 or Section 6.5. The Company shall provide the Parent with at least three (3) Business Days prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Acquisition Proposal or to determine whether such Acquisition Proposal is a Superior Proposal. Nothing contained in this Section 6.1 shall limit the Company's obligation to hold and convene the Company Meeting (regardless of whether the recommendation of the Company Board shall have been withheld, withdrawn or modified).

        (c)   Notices to the Parent. During the Pre-Closing Period, the Company shall promptly (within three (3) Business Days) advise the Parent of receipt by the Company of any Acquisition Proposal or any request for non-public information in connection with any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or request and the identity of the person making any such Acquisition Proposal or request. The Company will keep the Parent informed as promptly as practicable in all material respects of the status and material terms of (including material amendments or proposed amendments) any such Acquisition Proposal, request or inquiry.

        (d)   Certain Permitted Disclosure. Nothing contained in this Section 6.1 or in Section 6.5 (or elsewhere in this Agreement) shall be deemed to prohibit the Company or its Board of Directors from taking and disclosing to its shareholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or from making any required disclosure to the Company's shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, the Company is required to do so in order for the Company Board to comply with its fiduciary obligations under applicable law.

        (e)   Cessation of Ongoing Discussions. The Company shall, and shall direct its Representatives to, cease immediately all discussions and negotiations with any third parties that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

        6.2   Registration Statements; Proxy Statement.

        (a)   S-4 Registration Statement; Proxy Statement. As promptly as practicable after the execution of this Agreement, the Company, in cooperation with the Parent, shall prepare and file with the SEC the Proxy Statement, and the Parent will prepare and file the S-4 Registration Statement in which the Proxy Statement will be included as a prospectus. Each of the Company and the Parent will respond to any comments of the SEC and will use commercially reasonable efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Company shall respond to any comments of the SEC or its staff and shall cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time after the resolution of any such comments. The Company shall notify the Parent, and the Parent shall notify the Company, as the case may be, promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4 Registration Statement or the Proxy Statement and shall supply the Parent or the Company, as the case may be, with copies of all correspondence between the Company or the Parent or any of their respective Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or the S-4 Registration Statement. The Company and the Parent shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.2(a) to comply in all material respects with all applicable laws, rules and regulations. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement or the S-4 Registration Statement, the Parent or the Company, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of the Company, such amendment or supplement.

        (b)   Resale Registration Statement.

        (i)    Filing and Effectiveness. On or before the first trading day after the Closing Date, the Parent shall file with the SEC the Resale Registration Statement. Assuming that, at the Closing, the Parent qualifies as a "well known seasoned issuer," the Parent shall file the Resale Registration Statement, which shall provide that such registration statement shall be automatically effective upon filing, and if the Parent is not a "well known seasoned issuer" at the time of the Closing and, as such, is not permitted to file the Resale Registration Statement in such a manner that it is effective upon filing, the Parent will respond to any comments of the SEC and will use commercially reasonable efforts to have the Resale Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Parent shall notify the Company promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Resale Registration Statement and shall supply the Company with copies of all correspondence between the Parent or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Resale Registration Statement. The Parent shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.2(b) to comply in all material respects with all applicable laws, rules and regulations. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Resale Registration Statement, the Parent shall promptly inform the Company of such occurrence and cooperate in filing with the SEC or its staff or any other government officials such amendment or supplement. Subject to clause (iii) below, the Parent will use commercially reasonable efforts to keep the Resale Registration Statement continuously effective from and after its effective date until the earlier to occur of (A) the first anniversary of the Closing Date and (B) the first date that all of the Stock Consideration issued to the Company at the Closing has been disposed of pursuant to the Resale Registration Statement.

        (ii)   Transfer of Shares. The Company agrees that it will not effect any disposition of the Stock Consideration that would constitute a sale within the meaning of the Securities Act, except as contemplated in the Resale Registration Statement or in accordance with the Securities Act, and that it will promptly notify the Parent of any changes in the information set forth in the Resale Registration Statement regarding the Company or its plan of distribution.

        (iii)  Suspension. In the event of (i) any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Resale Registration Statement for amendments or supplements to the Resale Registration Statement or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Resale Registration Statement or notice (whether written or oral) received by the Parent of the initiation of any proceedings for that purpose; (iii) the receipt by the Parent of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Stock Consideration for sale in any jurisdiction or notice (whether written or oral) received by the Parent of the initiation of any proceedings for that purpose; or (iv) any event or circumstance which, in the reasonable judgment of the Parent, necessitates the making of any changes in the Resale Registration Statement or related prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Resale Registration Statement, it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, then in each of the cases (i) through (iv) above, the Parent shall deliver a notice in writing to the Company to the effect of the foregoing and, upon receipt of such notice, the Company will refrain from selling any Stock Consideration pursuant to the Resale Registration Statement until the Company's receipt of copies of a supplemented or amended prospectus prepared and filed by the Parent, or until it is advised in writing by the Parent that the current prospectus may be used. In the event of any such suspension, the Parent will use its commercially reasonable efforts, consistent with the best interests of the Parent and its stockholders, to cause the use of the prospectus so suspended to be resumed as soon as reasonably practicable after the delivery of the notice regarding such suspension to the Company. If resales by the Company of the Stock Consideration are suspended under this Section 6.2(b)(iii), the period set forth in Section 6.2(b)(i)(A) during which the Parent shall be required to maintain the effectiveness of the Resale Registration Statement shall be extended by the number of days equal to the length of such suspension(s).

        6.3   AMEX Listing. The Company agrees to use commercially reasonable efforts to continue the listing of the Company Common Stock on AMEX during the Pre-Closing Period.

        6.4   Access to Information. During the Pre-Closing Period, the Company shall (and shall cause each of its Subsidiaries to) afford to the Parent's officers, employees, accountants, counsel and other representatives, reasonable access, upon reasonable notice, during normal business hours and in a manner that does not unreasonably disrupt or interfere with business operations, to all of its properties, books, contracts, commitments, personnel and records as the Parent shall reasonably request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws; and (b) all other information concerning its business, properties, assets and personnel as the Parent may reasonably request. The Parent will hold, and will cause its Representatives to hold, any such information in confidence in accordance with the Confidentiality Agreement.

        6.5   Shareholders Meeting. The Company, acting through the Company Board, shall take all actions in accordance with applicable law, its Certificate of Incorporation and By-laws and the rules of AMEX promptly and duly to call, give notice of, convene and hold as promptly as practicable the Company Meeting for the purpose of, among other things, considering and voting upon the Company Voting Proposal. To the extent permissible under applicable law, the Company Meeting to consider and vote upon the Company Voting Proposal shall be held within 45 days after the declaration of the effectiveness of the S-4 Registration Statement. Subject to Section 6.1, the Company Board shall recommend approval of the Company Voting Proposal by the shareholders of the Company and include such recommendation in the Proxy Statement. Subject to Section 6.1, the Company shall take all commercially reasonable and lawful action to solicit from its shareholders proxies in favor of the Company Voting Proposal and shall take all other commercially reasonably action necessary or advisable to secure the vote or consent of the shareholders of the Company required by the rules of AMEX or the DGCL to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company's shareholders or, if as of the time for which the Company Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting. The Company's obligation to call, give notice of, convene and hold the Company Meeting in accordance with this Section 6.5 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Superior Proposal, or by any withholding, withdrawal or modification of the recommendation of the Company Board with respect to the Company Voting Proposal and the Company Meeting shall be called, noticed, convened and held prior to the calling, noticing, convening and holding of any meeting of the Company's shareholders to consider approval of any Acquisition Proposal or Superior Proposal.

        6.6   Legal Requirements.

        (a)   Subject to the terms hereof, including Section 6.1 and Section 6.6(b), the Company, the Parent and the Buyer shall each use commercially reasonable efforts to:

          (i)    take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

        (b)   as promptly as practicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company, the Parent, the Buyer or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; provided that the Parent hereby agrees that it will guarantee the obligations of the Buyer if such guarantee is reasonably required for the Company to get the consent or approval of a Governmental Entity or other third party that is required to transfer or assign any Acquired Asset.

          (i)    as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Asset Sale required under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the rules and regulations of AMEX, and (C) any other applicable law; and

          (ii)   execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

        The Company, the Parent and the Buyer shall cooperate with each other in connection with the making of all such filings. The Company, the Parent and the Buyer shall each use its commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement and Registration Statements) in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, the Parent, the Buyer and the Company agree that nothing contained in this Section 6.6(a) shall modify or affect their respective rights and responsibilities under Section 6.6(b).

        (c)   Subject to the terms hereof, the Parent, the Buyer and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective commercially reasonable efforts to obtain any government clearances or approvals required for Closing under the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively "Antitrust Laws"), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Antitrust Order") that restricts, prevents or prohibits the consummation of the Asset Sale or any other transactions contemplated by this Agreement under any Antitrust Law. The Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other Parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law.

        (d)   Notwithstanding anything in this Agreement to the contrary, neither the Parent, the Buyer nor the Company nor any of their respective Affiliates shall be under any obligation to take any action under this Section 6.6 if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining Antitrust Order to enjoin consummation of the Asset Sale.

        (e)   Each of the Company, the Buyer and the Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any third party consents required in connection with the Asset Sale that are disclosed or required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, it being understood that none of the Company, the Buyer or the Parent shall be required to make materially burdensome payments in connection with the fulfillment of its obligations under this Section 6.6.

        6.7   Public Disclosure. Except as may be required by law, stock market regulations, or the rules of any stock exchange upon which the Company's or the Parent's stock is traded, (a) the press release announcing the execution of this Agreement shall be issued only at such time and in such form as shall be mutually agreed upon by the Company and the Parent and (b) the Parent and the Company shall each use commercially reasonable efforts to consult with the other party before issuing any other press release or otherwise making any public statement with respect to the Asset Sale or this Agreement.

        6.8   Limited Indemnification of the Parent.

        (a)   Indemnification by the Company. Subject to the other terms and conditions of this Section 6.8, from and after the Closing, the Company (the "Indemnifying Party") shall indemnify the Parent (and any Affiliates thereof and successors thereto) (the "Indemnified Parties") and hold them harmless from and against any and all Losses actually paid, incurred, sustained or suffered by any such Indemnified Party that arise out of or result from the failure of the Company to satisfy any Excluded Liability related to a Selected Company Warrant.

        (b)   Limitations on Company's Indemnification Obligation. Notwithstanding anything herein to the contrary, the Parent and the Buyer acknowledge and agree that the Indemnified Parties shall not be entitled to seek indemnification for any Losses arising in respect of a Selected Company Warrant after March 19, 2012, the date that is three (3) years following the expiration of such Selected Company Warrant. In accordance with the provisions of the Escrow Agreement, the Escrow Amount (including any interest, dividends and other income earned and accrued thereon) held by the Escrow Agent pursuant to the Escrow Agreement shall be released from the escrow to the Company on the 180th day following the date on which the last Selected Company Warrant shall expire, unless any Indemnified Party has made any Claim (as defined below) relating to any Selected Company Warrant prior to such date, in which case a portion of the Escrow Amount equal in value to the maximum amount of any such Claim(s) shall continue to be held in escrow pending resolution of such Claim(s) and the remaining portion of the Escrow Amount will promptly be released to the Company. In addition, any portion of the Escrow Amount held in respect of any such unresolved Claim(s) shall, promptly following resolution of such Claim, be released to the Company or the Buyer, as appropriate.

        (c)   Procedure for Indemnification.

        (i)    Any of the Indemnified Parties making a claim for indemnification hereunder (a "Claim") shall promptly after receipt of any claim from any third party (a Third Party Claim") provide a written notice (a "Claim Notice") to the Indemnifying Party describing in reasonable detail the facts constituting the basis for such Claim and the estimated amount sought therefor (to the extent known and quantifiable) (the "Claimed Amount"); provided, that the failure to provide prompt notice shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced by the failure to give such prompt notice. The Indemnified Parties shall also provide the Indemnifying Party with such further information concerning any such Claim as the Indemnifying Party may reasonably request.

        (ii)   The Indemnifying Party shall have the right (but not the obligation) upon notice delivered to the Indemnified Parties (within thirty (30) days after the receipt of a Claim Notice) to assume the control of the defense of any Third Party Claim on behalf of the Indemnified Parties, including at the Indemnifying Party's own expense, employment of counsel reasonably satisfactory to the Indemnified Parties (in which event the Indemnifying Party shall defend any and all Indemnified Parties diligently and in good faith), and, in connection therewith, the Indemnified Parties shall cooperate fully with the reasonable requests of the Indemnifying Party and make available to the Indemnifying Party all pertinent information under their control reasonably requested by the Indemnifying Party; provided, that any of the Indemnified Parties may participate in any proceeding with counsel of its choice at its own expense.

        (iii)  If the Indemnifying Party assumes the defense of a Third Party Claim, no compromise or settlement of any such Third Party Claim may be effected by the Indemnifying Party without the Indemnified Parties' consent unless (1) there is no finding or admission of any violation of any law or any violation of the rights of any Person and no effect on any other Third Party Claims that may be made against the Indemnified Parties; and (2) the sole relief provided is monetary damages. Regardless of whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party will have no liability with respect to any compromise or settlement of any Third Party Claim effected without its consent, which consent shall not be unreasonably withheld, conditioned or delayed.

        (d)   Remedies Exclusive. The remedies provided in this Section 6.8 shall be the exclusive remedies of the Indemnified Parties after the Closing for Losses in connection with any Claim related to the Selected Company Warrants.

        6.9   Notification of Certain Matters. During the Pre-Closing Period, the Parent shall give prompt notice to the Company, and the Company shall give prompt notice to the Parent, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of the Company or the Parent and the Buyer contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Closing Date; or (b) any material failure of the Parent and the Buyer or the Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this Section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party's obligation to consummate the Asset Sale.

        6.10    Employee and Benefit Plan Matters.

        (a)   As soon as practicable after the execution of this Agreement, the Company and the Parent shall confer and work together in good faith to determine which Employees the Parent, Buyer or any of their Affiliates intend to hire upon the Closing and to notify the Company of such determination within 30 days following the execution of this Agreement; provided, that all such hiring decisions shall be made at the sole discretion of the Parent. All Employees who are hired as employees of the Parent, the Buyer or one of their Affiliates on or within 30 days after the Closing Date are hereinafter referred to as "Continuing Employees." The Company will terminate the employment of all Employees of the Company the Parent intends to hire upon the Closing effective on the Closing Date. The Company shall treat all Continuing Employees as terminated as of the Closing Date for purposes of all Company Benefit Plans and Employment Agreements.

        (b)   The Parent shall assume the liability for, and will allow Continuing Employees to use, all accrued but unused vacation and/or personal time as of the Closing. The Parent shall, to the maximum extent permitted by any employee benefit plan or program sponsored or maintained by the Parent or any Affiliate thereof, give Continuing Employees full credit for their service with the Company or one of its Affiliates prior to the Closing for purposes of determining eligibility to participate in, vesting, accrual or any other benefit in such plan or program. In addition, the Parent shall use commercially reasonable efforts to waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the maximum extent permitted under the plans of the Parent and recognize for purposes of annual deductible and out of pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by all Continuing Employees.

        (c)   The Company shall cause the entire account balance of every Continuing Employee in the Company's 401(k) plan to become 100% vested as of the Closing Date, and shall cause all such accounts to be distributed to Continuing Employees as promptly as administratively practicable after the Closing Date. The Company shall cause the Company's 401(k) plan to afford Continuing Employees the opportunity to elect to receive a lump sum payment or a "direct rollover" of their vested account balance, including a direct rollover to the Parent's 401(k) plan of any part or all of such account balance and any outstanding loan from the Company's 401(k) plan to the Continuing Employee. The Parent shall use commercially reasonable efforts to cause its 401(k) plan to accept any such direct rollover including any such outstanding loan.

        (d)   Prior to the Closing Date, the Company shall cause the accounts of the Continuing Employees under the Company's flexible benefits plan to be segregated into a separate flexible benefit plan to be maintained by the Company through the Closing Date. The Company shall transfer such plan as it relates to the Continuing Employees (including cash in an amount equal to the net account balances of the Continuing Employees and the participation elections and accounting records of the plan as it relates to the Continuing Employees) to the Parent, and the Parent shall use commercially reasonable efforts to assume such plan and receive the net assets and records of the plan, each as they relate to the Continuing Employees on the Closing Date. The Parent shall use commercially reasonable efforts to maintain and operate such plan for the benefit of the Continuing Employees at least until the end of the calendar year in which the Closing Date occurs, and the Continuing Employees who participated in the plan on the day prior to the Closing Date shall be entitled to continue to participate therein through the end of that calendar year based on their respective benefit elections and account balances as in effect on the day prior to the Closing Date.

        (e)   In accordance with Treas. Regs. §54.4980B-9Q-8(c), once the Company has terminated its group health plan, the Parent shall become a successor employer of the Company for purposes of making group health plan continuation coverage (COBRA) available to persons who are "M&A qualified beneficiaries" of the Company with respect to the transaction contemplated by this Agreement.

        6.11    Conduct and Agreement of the Parent and the Buyer. The Parent and the Buyer agree that, during the Pre-Closing Period, it shall not take any action that is (a) inconsistent with the terms and conditions of this Agreement; and (b) intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Parent or the Buyer to consummate the Asset Sale or the other transactions contemplated by this Agreement.

        6.12    Management Agreements. The Parent and the Buyer will not enter into any contracts or agreements with any of the officers and directors of the Company prior to the Closing unless such contracts or agreements have been provided or made available to the Company Board. In addition, during the Pre-Closing Period, the Company shall execute and deliver any amendments to Change of Control Agreements with Continuing Employees that shall be mutually agreed to by the Parent and any such Continuing Employee, which amendments shall only be effective upon the Closing and the assumption of such Change of Control Agreements, as amended, by the Parent.

        6.13    Letter of Company's Accountants. The Company shall use commercially reasonable efforts to cause to be delivered to the Parent a letter of PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, dated no more than two (2) Business Days before the date on which the S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to the Parent), that is customary in scope and substance for letters delivered by independent registered public accounting firms in connection with registration statements similar to the S-4 Registration Statement.

        6.14    Listing. The Parent shall use commercially reasonable efforts to cause the Parent Common Stock issuable as (a) the Stock Consideration in connection with the Asset Sale to be authorized for listing on AMEX, subject to official notice of issuance, prior to the Closing Date and (b) any Parent Company Stock to be issued as an Earn-Out Payment to be authorized for listing on AMEX prior to its issuance to the Company.

        6.15    Bridge Debt. The Company is expressly authorized to incur bridge indebtedness in an amount not to exceed $3,500,000 (such indebtedness, the "Bridge Debt"), provided that such Bridge Debt is, upon the Closing, secured only by a portion of the Stock Consideration and not by the Acquired Assets.

        6.16    Tax Returns; Audits. The Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns (other than income Tax Returns) of the Company filed after the Closing Date (i) for periods that end on or before the Closing Date (each such period, a "Tax Pre-Closing Period") and (ii) for periods that begin before and end after the Closing Date (a "Straddle Period"), if those Tax Returns relate in whole or in part to any Taxes included in Assumed Liabilities. The Parent shall prepare or cause to be prepared all Tax Returns of any Company Subsidiaries for taxable periods that include but do not end on the Closing Date and that are filed after the Closing Date. Until the expiration of three (3) years after the dissolution of the Company (as determined under Section 278 of the DGCL), no later than twenty (20) days before the filing of each Tax Return referenced in this Section 6.16, Parent shall deliver to the Company a draft of such Tax Return and shall permit the Company to review and comment on such Tax Return. No later than ten (10) days after the Company's receipt of such Tax Return, the Company shall notify Parent of the existence of any reasonable objection that the Company has to any items set forth on such draft Tax Return. For this purpose an objection with respect to any item shall only be reasonable if the Company has received written advice of Tax counsel that such item would subject a Tax Return preparer to a penalty under Section 6694 of the Code. If Parent and the Company are unable to resolve any such reasonable objections within ten (10) days, such objections shall be resolved by treating items on such Tax Returns in a manner consistent with the past practice of the Company with respect to such items, unless otherwise required by applicable Law. The Parent shall control any audit or examination by any governmental authority of any Tax Returns of the Company or any Company Subsidiaries relating in whole or in part to Taxes included in any Assumed Liabilities, and the Company shall have the right to participate at its expense. Until the expiration of three (3) years after the dissolution of the Company (as determined under Section 278 of the DGCL), no such audit or examination shall be settled without the written consent of the Company, which consent shall not be unreasonably withheld. For this purpose an objection with respect to any such settlement shall only be reasonably withheld if the Company has received written advice of Tax counsel that such settlement would subject the Company to material liability for Taxes that are not Assumed Liabilities. At all times until the expiration of three (3) years after the dissolution of the Company (as determined under Section 278 of the DGCL) and at the Parent's request, the Company shall assist and fully cooperate with the Parent in the preparation and filing of any Tax Returns of the Company or any Company Subsidiary for a Tax Pre-Closing Period or Straddle Period and in the resolution of any audit or examination relating to any Assumed Liabilities. Prior to and after the Closing, except as required to by law (including, for avoidance of doubt, until the expiration of three (3) years after the dissolution of the Company, as determined under Section 278 of the DGCL), (i) the Company shall not amend any Tax Return of the Company that includes, or that would adversely impact, any Taxes that are Assumed Liabilities without the prior written consent of the Parent, and the Company shall not otherwise take any action or enter into any agreement with any Person (other than the Parent or any Affiliate of the Parent), without the prior written consent of the Parent, that would adversely impact the amount of any Taxes included in Assumed Liabilities; (ii) the Company shall promptly forward to the Parent copies of any notices or other written communications received by the Company from any Person (other than the Parent or any Affiliate of the Parent) relating to any Taxes included in Assumed Liabilities; and (iii) the Company shall promptly inform the Parent in writing of any oral communications that the Company has with any Governmental Entity that could impact the Taxes included in Assumed Liabilities (including any oral communication regarding a potential or threatened audit or other administrative proceeding relating to any such Taxes).

        6.17    Tax-Sharing Agreements. All Tax-sharing, Tax indemnity or Tax allocation agreements or arrangements involving the Company or any of its Subsidiaries shall be terminated as of the Closing

Date and, after the Closing Date, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder.

        6.18    Tax Elections. If the Parent or any of its Affiliates makes an election under Section 338(g) of the Code with respect to its acquisition hereunder of the outstanding stock of Matritech GmbH, the Parent will provide a copy of such election to the Company promptly after filing.

        6.19    Warrant Buyouts. The Company shall use its commercially reasonable efforts, prior to the Closing, to repurchase the Closing Company Warrants from the holders thereof.

        6.20    Termination of UCC-1 and Security Agreement; Pledge of Shares to Collateral Agent. Prior to the Closing, the Company and the requisite holders of the Company Notes shall have taken all necessary action to direct SDS Capital Group SPC, Ltd., the collateral agent for the holders of the Company Notes and the Bridge Debt (the "Collateral Agent"), upon the Closing and in exchange for the execution of a pledge agreement, by and between the Company and the Collateral Agent, pursuant to which a portion of the shares of Parent Common Stock comprising the Stock Consideration shall be pledged as collateral for the Company Notes and the Bridge Debt, to terminate (a) the security agreement, as amended from time to time, pursuant to which the holders of the Company Notes and the holders of the Bridge Debt, through the Collateral Agent, had been granted a Lien on certain of the Company's assets (the "Security Agreement"); and (b) the UCC-1 financing statement on file with the Secretary of the State of Delaware related to the Company Notes and the Bridge Debt that names the Collateral Agent as the secured party (such financing statement, the "UCC-1"). As a result of the foregoing, upon the Closing, the Acquired Assets shall be free and clear of all Liens, and the holders of the Company Notes and the Bridge Debt shall instead have a security interest, perfected through the pledge agreement and possession of a stock certificate representing the shares of Parent Common Stock pledged as collateral for such Company obligations, in a portion of the shares of Parent Common Stock comprising the Stock Consideration.

        6.21    Dissolution. The Company shall dissolve as promptly as practicable after the Closing, subject to approval by the Company's stockholders.

        6.22    Funding of Escrow. Within ten (10) days following the effectiveness of the Resale Registration Statement, the Company shall pay the Escrow Amount to the Escrow Agent, such amount to be held by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement.

        6.23    Removal of Securities Law Legends. Upon the Closing, the Parent shall instruct its transfer agent to remove the securities law legends included on the certificates representing the shares of Parent Common Stock comprising the Stock Consideration promptly upon the satisfaction of the conditions set forth in, or the presentation to such transfer agent of the materials required under, Section 3.23 hereof.

ARTICLE VII

CONDITIONS TO CLOSING

        7.1   Conditions to Each Party's Obligation to Effect the Asset Sale. The respective obligations of each Party to this Agreement to effect the Asset Sale shall be subject to the satisfaction or waiver in writing on or prior to the Closing Date of the following conditions:

        (a)   Shareholder Approval. The Company Voting Proposal shall have been approved at the Company Meeting, at which a quorum is present, by the Required Company Shareholder Vote.

        (b)   S-4 Registration Statement Effective; Proxy Statement. The SEC shall have declared the S-4 Registration Statement effective. No stop order suspending the effectiveness of the S-4 Registration Statement or any part of the S-4 Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

        (c)   No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation that is in effect and that has the effect of making the Asset Sale illegal or otherwise prohibiting consummation of the Asset Sale or the other transactions contemplated by this Agreement.

        (d)   Escrow Agreement. The Escrow Agent shall have executed and delivered the Escrow Agreement.

        (e)   No Restraints. There shall not be instituted or pending any action or proceeding in which a Governmental Entity is challenging or seeking to restrain or prohibit the consummation of the Asset Sale or any of the other transactions contemplated by this Agreement.

        (f)    Consents and Amendments. The holders of the requisite percentages of the Company Notes and shares of Series A Preferred Stock shall have executed consents and/or amendments providing that the Company shall, in the case of the Company Notes, repay such notes and, in the case of the Series A Preferred Stock, pay the liquidation preference due on such shares as a result of the consummation of the Asset Sale only on or before the tenth (10th) day after the later to occur of the Closing and the effectiveness of the Resale Registration Statement. In addition, the certificate of designations setting forth the rights, privileges and preferences of the Series A Preferred Stock shall have been amended to give effect to the foregoing.

        7.2   Additional Conditions to Obligations of the Parent and the Buyer. The obligation of the Parent and the Buyer to effect the Asset Sale shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Parent:

        (a)   Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date; and (ii) for changes contemplated by this Agreement); and the Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

        (b)   Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date; and the Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

        (c)   Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

        (d)   Consents. The approvals or consents in connection with the Asset Sale and the other transactions contemplated hereby set forth on Schedule 7.2(d) shall have been obtained, unless the failure to receive any such approval or consent would not be reasonably expected, directly or indirectly, to result in a Parent Material Adverse Effect or a Company Material Adverse Effect.

        (e)   Escrow Agreement. The Company shall have executed and delivered the Escrow Agreement.

        (f)    Termination of UCC-1. The UCC-1 financing statement shall have been terminated as provided in Section 6.20 hereof.

        (g)   Transfer Documents. The Company shall have executed and delivered to the Buyer the Bill of Sale and Assignment and Assumption Agreement, the IP Assignment Agreement and such other transfer documents, including the notarial deeds, as the Parent may reasonably request.

        (h)   Consent of Lender. The Parent shall have obtained all consents and other authorizations required to be obtained from its lenders in connection with the Asset Sale and the other transactions contemplated by this Agreement.

        (i)    Acknowledgements. The Parent shall have obtained the written acknowledgements listed on Schedule 7.2(i) with respect to certain Contracts of the Company.

        7.3   Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Asset Sale shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

        (a)   Representations and Warranties. The representations and warranties of the Parent and the Buyer set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and (ii) for changes contemplated by this Agreement); and the Company shall have received certificates signed on behalf of the Parent and the Buyer by the chief executive officer or the chief financial officer of the Parent and the Buyer, respectively, to such effect.

        (b)   Performance of Obligations of the Parent and the Buyer. The Parent and the Buyer shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date; and the Company shall have received certificates signed on behalf of the Parent and the Buyer by the chief executive officer or the chief financial officer of the Parent and the Buyer, respectively, to such effect.

        (c)   Listing. The shares of Parent Common Stock issuable as the Stock Consideration shall have been authorized for listing on AMEX, subject to official notice of issuance.

        (d)   Payments. The Buyer shall have delivered the Stock Consideration to the Company as provided in Section 2.3.

        (e)   Assumption Documents. The Buyer shall have executed and delivered to the Company the Bill of Sale and Assignment and Assumption Agreement, the IP Assignment Agreement and such other assumption documents as the Company may reasonably request.

        (f)    Escrow Agreement. The Parent and the Buyer shall have executed and delivered the Escrow Agreement.

ARTICLE VIII

TERMINATION AND AMENDMENT

        8.1   Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 8.1(b) through 8.1(h), by written notice by the terminating party to the other party):

        (a)   by mutual written consent of the Parent and the Company;

        (b)   by either the Parent or the Company if the Asset Sale shall not have been consummated by January 31, 2008 (the "Outside Date"), provided, however that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Asset Sale to occur on or before the Outside Date;

        (c)   by either the Parent or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Asset Sale, provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

        (d)   by the Company, if there has been an assignment of this Agreement under Section 9.5(b);

        (e)   by either the Parent or the Company if at the Company Meeting at which a vote on the Company Voting Proposal is taken, the Required Company Shareholder Vote in favor of the Company Voting Proposal shall not have been obtained, provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to the Company where the failure to obtain the Required Company Shareholder Vote shall have been caused by any action or failure to act of the Company that constitutes a material breach by the Company of this Agreement;

        (f)    by the Parent, if: (i) the Company Board shall have failed to recommend approval of the Company Voting Proposal in the Proxy Statement or shall have withdrawn or modified its recommendation of the Company Voting Proposal in a manner adverse to the Parent; (ii) the Company Board shall have approved or publicly recommended an Acquisition Proposal; (iii) the Company shall have entered into any letter of intent or substantially similar document or any agreement, contract or commitment accepting any Acquisition Proposal; (iv) the Company shall have breached in any material respect any of the provisions of Sections 6.1 or 6.5 of this Agreement; (v) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been commenced (other than by the Parent or an Affiliate of the Parent) and the Company Board recommends that the shareholders of the Company tender their shares in such tender or exchange offer or, within five (5) Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend against acceptance of such offer; or (vi) the Board of Directors of the Company fails publicly to reaffirm its recommendation in favor of the approval of the principal terms of the Asset Sale within five (5) Business Days after the Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal;

        (g)   by the Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied; and (ii) shall not have been cured within twenty days following receipt by the Company of written notice of such breach or failure to perform from the Parent; or

        (h)   by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Parent or the Buyer set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied, and (ii) shall not have been cured within twenty days following receipt by the Parent of written notice of such breach or failure to perform from the Company.

        8.2   Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Parent, the Buyer, the Company or their respective officers, directors, shareholders or Affiliates; provided that (a) any such termination shall not relieve any Party from liability for any willful breach of this Agreement; and (b) the provisions of Sections 5.2 (Confidentiality) and 8.3 (Fees and Expenses), this Section 8.2 (Effect of Termination) and Article IX (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

        8.3   Fees and Expenses.

        (a)   Except as set forth in this Section 8.3 or otherwise herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses, whether or not the Asset Sale is consummated; provided, however, that the Company and the Parent shall share equally all fees and expenses, other than accountants' and attorneys' fees, incurred with respect to the printing, filing and mailing of the Proxy Statement (including any related preliminary materials) and the Registration Statements and any amendments or supplements thereto (including SEC filing fees).

        (b)   In the event this Agreement is terminated pursuant to Sections 8.1(b), (e) or (f), the Company shall pay the Parent a termination fee equal to 3% of the Purchase Price payable at the Closing (for purposes of clarity, excluding any Earn-Out Payments payable by the Buyer pursuant to Sections 2.13 and 2.14), which fee shall be paid to the Parent by wire transfer of same-day funds within two (2) Business Days after such termination; provided that in the case of a termination under 8.1(b) or (e) (unless any of the conditions set forth in Section 8.1(f) shall have occurred prior to such termination), such payment shall be made only if (A) following the date of this Agreement and prior to the termination of this Agreement, a person has publicly announced an Acquisition Proposal; and (B) within 12 months following the termination of this Agreement, a Company Acquisition is consummated or the Company enters into a binding agreement providing for a Company Acquisition that is then consummated within the following 12 months and then such payment shall be made promptly, but in no event later than two (2) Business Days after the consummation of such Company Acquisition.

        (c)   The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Payment of the fees described in Section 8.3 shall not be in lieu of damages incurred in the event of breach of this Agreement described in clause (a) of Section 8.2 but is otherwise the sole and exclusive remedy of the Parties in connection with the termination of this Agreement.

        8.4   Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Asset Sale by the shareholders of any Party, but, after any such approval, no amendment shall be made that by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

        8.5   Extension; Waiver. At any time prior to the Closing, the Parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

        9.1   Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for the covenants or agreements contained in the Agreement which by their respective terms contemplates performance after the Closing.

        9.2   Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day, or if the time of the receipt is after 5:00 p.m. Eastern Standard Time) of transmission by facsimile, in each case to the intended recipient as set forth below:

          (a)   if to the Parent or the Buyer, to

      Inverness Medical Innovations, Inc.
      51 Sawyer Road, Suite 200
      Waltham, MA 02453
      Attn: Ron Zwanziger
      Telephone: (781) 647-3900
      Facsimile: (781) 647-3939

      with a copy to:

      Foley Hoag LLP
      Seaport World Trade Center West
      155 Seaport Boulevard
      Boston, MA 02210
      Attn: William R. Kolb, Esq.
      Telephone: (617) 832-1000
      Facsimile: (617) 832-7000

          (b)   if to the Company, to

      Matritech, Inc.
      330 Nevada Street
      Newton, MA 02460
      Attn: Stephen D. Chubb
      Telephone: (617) 928-0820
      Facsimile: (617) 928-0821

      with a copy to:

      Choate, Hall & Stewart LLP
      Two International Place
      Boston, MA 02110
      Attn: Barbara M. Johnson, Esq.
      Telephone: (617) 248-5000
      Facsimile: (617) 248-4000

Any Party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Any Party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other Parties to this Agreement notice in the manner herein set forth.

        9.3   Entire Agreement. This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

        9.4   No Third Party Beneficiaries. Except as provided in Section 6.8 (with respect to which the Indemnified Parties shall be third-party beneficiaries), this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

        9.5   Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties, except for: (a) an assignment by the Parent or the Buyer of any or all of its rights (but not obligations) hereunder to any one or more of its lenders, (b) an assignment by the Parent or the Buyer of this Agreement and its rights and obligations hereunder in connection with the sale, however effected (whether through a merger, sale of stock, sale of all or substantially all of the assets, or a similar business combination) of all or substantially all of the stock or assets of the Parent or one of its Affiliates, provided that the acquirer agrees in writing to assume and fulfill the obligations of the Parent and the Buyer under this Agreement, or (c) an assignment by the Buyer of its rights to purchase the outstanding stock of Matritech GmbH to any other Subsidiary of the Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.5 shall be null and void.

        9.6   Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

        9.7   Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" or ".pdf" form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

        9.8   Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

        9.9   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

        9.10    Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

        9.11    Submission to Jurisdiction. Each of the Parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in Boston, Massachusetts in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement; (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the Parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Any Party hereto may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.2. Nothing in this Section 9.11, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

        9.12    WAIVER OF JURY TRIAL. EACH OF THE PARENT, THE BUYER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARENT, THE BUYER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the Parent, the Buyer and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

INVERNESS MEDICAL INNOVATIONS, INC.
By:	/s/ RON ZWANZIGER Name: Ron Zwanziger Title: Chief Executive Officer
MILANO ACQUISITION CORP.
By:	/s/ DAVID TEITEL Name: David Teitel Title: Vice President, Finance
MATRITECH, INC.
By:	/s/ STEPHEN D. CHUBB Name: Stephen D. Chubb Title: Chief Executive Officer

ANNEX B

PLAN OF LIQUIDATION AND DISSOLUTION
OF
MATRITECH INC.

        This Plan of Liquidation and Dissolution (the "Plan") is intended to accomplish the complete liquidation and dissolution of MATRITECH INC., a Delaware corporation (the "Company"), in accordance with Sections 280 and 281(a) of the General Corporation Law of the State of Delaware (the "DGCL").

        1.     Adoption of Plan. The Board of Directors of the Company (the "Board") has adopted this Plan. If the Plan is adopted by the requisite vote of the Company's stockholders, the Plan shall constitute the adopted Plan of the Company.

        2.     Certificate of Dissolution and Effective Date. At the Company's discretion, following the adoption of the Plan by the requisite vote of the Company's stockholders, the Company shall file with the Secretary of State of the State of Delaware a certificate of dissolution (the "Certificate of Dissolution") in accordance with the DGCL. The Plan shall be effective as of such time the Certificate of Dissolution is filed with the Secretary of State of the State of Delaware (the "Effective Date").

        3.     Cessation of Business Activities. After the Effective Date, the Company shall not engage in any business activities except to the extent necessary to preserve the value of its assets, wind up its business affairs and distribute its assets in accordance with this Plan.

        4.     Continuing Employees and Consultants. For the purpose of effecting the dissolution of the Company, the Company shall hire or retain, at the discretion of the Board, such employees, consultants and advisors as the Board deems necessary or desirable to supervise or facilitate the dissolution.

        5.     Dissolution Process.

        From and after the Effective Date, and after making liquidation payments to the holders of the Company's Series A Convertible Preferred Stock, the Company (or any successor entity of the Company) shall proceed, in a timely manner, to liquidate the Company in accordance with the procedures set forth in Sections 280 and 281(a) of the DGCL. In this respect, the Company shall follow the procedures set forth in Section 280 of the DGCL, and in conformity with the requirements of Section 281(a) of the DGCL:

          (a)   Shall pay the claims made and not rejected in accordance with Section 280(a) of the DGCL;

          (b)   Shall post the security offered and not rejected pursuant to Section 280(b)(2) of the DGCL;

          (c)   Shall post any security ordered by the Delaware Court of Chancery in any proceeding under Section 280(c) of the DGCL; and

          (d)   Shall pay or make provision for all other claims that are mature, known or uncontested or that have been finally determined to be owing by the Company.

        Such claims or obligations shall be paid in full and any such provision for payment shall be made in full if there are sufficient assets. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority, and, among claims of equal priority, ratably to the extent of assets available therefor. Any remaining assets shall be distributed to the common stockholders of the Company; provided, however, that such distribution shall not be made before the expiration of 150 days from the date of the last notice of rejections given pursuant to Section 280(a)(3)

of the DGCL. In the absence of actual fraud, the judgment of the Board as to the provision made for the payment of all obligations under paragraph (d) of this Section shall be conclusive.

        Notwithstanding anything contained herein to the contrary, the Company (or any successor entity of the Company) may opt to dissolve the Company in accordance with the procedures set forth in Section 281(a) of the DGCL.

        6.     Liquidating Trust. If deemed necessary, appropriate or desirable by the Board, in its absolute discretion, in furtherance of the liquidation and distribution of the Company's assets to the common stockholders, as a final liquidating distribution or from time to time, the Company shall transfer to one or more liquidating trustees, for the benefit of the common stockholders (the "Trustees"), under a liquidating trust (the "Trust"), all, or a portion, of the assets of the Company. If assets are transferred to the Trust, each common stockholder shall receive an interest (an "Interest") in the Trust pro rata to its interest in the assets of the Company on that date. All distributions from the Trust will be made pro rata in accordance with the Interests. The Interests shall not be transferable except by operation of law or upon death of the recipient. The Board is hereby authorized to appoint one or more individuals, corporations, partnerships or other persons, or any combination thereof, including, without limitation, any one or more officers, directors, employees, agents or representatives of the Company, to act as the initial Trustee or Trustees for the benefit of the common stockholders and to receive any assets of the Company. Any Trustees appointed as provided in the preceding sentence shall succeed to all right, title and interest of the Company of any kind and character with respect to such transferred assets and, to the extent of the assets so transferred and solely in their capacity as Trustees, shall assume all of the liabilities and obligations of the Company, including, without limitation, any unsatisfied claims and unascertained or contingent liabilities. Further, any conveyance of assets to the Trustees shall be deemed to be a distribution of property and assets by the Company to the common stockholders. Any such conveyance to the Trustees shall be in trust for the common stockholders of the Company. The Company, as authorized by the Board, in its absolute discretion, may enter into a liquidating trust agreement with the Trustees, on such terms and conditions as the Board, in its absolute discretion, may deem necessary, appropriate or desirable. Adoption of this Plan by the holders of the requisite vote of the outstanding capital stock of the Company shall constitute the approval of the stockholders of any such appointment and any such liquidating trust agreement as their act and as a part hereof as if herein written.

        7.     Cancellation of Stock. From and after the Effective Date, and subject to applicable law, each holder of shares of capital stock of the Company shall cease to have any rights in respect thereof, except the right to receive distributions, if any, pursuant to and in accordance with Section 5 hereof. As a condition to receipt of any distribution to the Company's common stockholders, the Board or Trustee, in its absolute discretion, may require the Company's common stockholders to (i) surrender their certificates evidencing their shares of stock to the Company, or (ii) furnish the Company with evidence satisfactory to the Board or Trustee of the loss, theft or destruction of such certificates, together with such surety bond or other security or indemnity as may be required by and satisfactory to the Board or Trustee. The Company will close its stock transfer books and discontinue recording transfers of shares of stock of the Company on the date on which the Company files its Certificate of Dissolution under the DGCL, and thereafter certificates representing shares of stock of the Company will not be assignable or transferable on the books of the Company except by will, intestate succession, or operation of law.

        8.     Conduct of the Company Following Approval of the Plan. Under Delaware law, dissolution is effective upon the filing of a certificate of dissolution with the Secretary of State of the State of Delaware or upon such future effective date as may be set forth in the certificate of dissolution. Section 278 of DGCL provides that a dissolved corporation continues to exist for three (3) years after the date of dissolution, or for such longer period as a court shall in its discretion direct, for purposes of prosecuting and defending suits by or against the corporation and enabling it to settle and close its business, dispose of and convey its remaining assets, but not for the purpose of continuing the business of the corporation as a going concern. A corporation can continue to exist beyond the three (3) year period, if ordered by a court, for the sole purpose of prosecuting or defending any action, suit or proceeding that was brought before or during the three (3) year period after the date of dissolution, until any judgments, orders or decrees are fully executed. The powers of the directors continue during this time period in order to allow them to take the necessary steps to wind-up the affairs of the corporation.

        9.     Absence of Appraisal Rights. Under Delaware law, the Company's stockholders are not entitled to appraisal rights for their shares of capital stock in connection with the transactions contemplated by the Plan.

        10.   Stockholder Consent to Sale of Assets. Adoption of this Plan by the requisite vote of the outstanding capital stock of the Company shall constitute the approval of the common stockholders of the sale, exchange or other disposition in liquidation of all of the remaining property and assets of the Company after the Effective Date, whether such sale, exchange or other disposition occurs in one transaction or a series of transactions, and shall constitute ratification of all contracts for sale, exchange or other disposition which are conditioned on adoption of this Plan.

        11.   Expenses of Dissolution. In connection with and for the purposes of implementing and assuring completion of this Plan, the Company may, in the absolute discretion of the Board or the Trustee, pay any brokerage, agency, professional and other fees and expenses of persons rendering services to the Company in connection with the collection, sale, exchange or other disposition of the Company's property and assets and the implementation of this Plan.

        12.   Compensation. In connection with and for the purpose of implementing and assuring completion of this Plan, the Company may, in the absolute discretion of the Board or Trustee, pay the Company's officers, directors, employees, agents and representatives, or any of them, compensation or additional compensation above their regular compensation, including pursuant to severance and retention agreements, in money or other property, in recognition of the extraordinary efforts they, or any of them, will be required to undertake, or actually undertake, in connection with the implementation of this Plan. Adoption of this Plan by the requisite vote of the outstanding capital stock of the Company shall constitute the approval of the Company's stockholders of the payment of any such compensation.

        13.   Indemnification. The Company shall continue to indemnify its officers, directors, employees, agents and trustee in accordance with its Certificate of Incorporation, Bylaws, and contractual arrangements as therein or elsewhere provided, the Company's existing directors' and officers' liability insurance policy and applicable law, and such indemnification shall apply to acts or omissions of such persons in connection with the implementation of this Plan and the winding up of the affairs of the Company. The Board or the Trustee is authorized to obtain and maintain insurance as may be necessary to cover the Company's indemnification obligations.

        14.   Modification or Abandonment of the Plan. Notwithstanding authorization or consent to this Plan and the transactions contemplated hereby by the stockholders of the Company, the Board or Trustee may modify, amend or abandon this Plan and the transactions contemplated hereby without further action by the stockholders to the extent permitted by the DGCL.

        15.   Authorization. The Board or Trustee is hereby authorized, without further action by the stockholders, to do and perform or cause the officers of the Company, subject to approval of the Board or Trustee, to do and perform, any and all acts, and to make, execute, deliver or adopt any and all agreements, resolutions, conveyances, certificates and other documents of every kind which are deemed necessary, appropriate or desirable, in the absolute discretion of the Board or Trustee, to implement this Plan and the transaction contemplated hereby, including, without limiting the foregoing, all filings or acts required by any state or federal law or regulation to wind up its affairs.

ANNEX C

AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MATRITECH, INC.

FILED IN THE SECRETARY OF
STATE OF DELAWARE ON                        , 2007

        Matritech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"),

        DOES HEREBY CERTIFY (Pursuant to Section 242 of the Delaware General Corporation Law):

        1.     The name of the Corporation is Matritech, Inc.;

        2.     That the original Amended and Restated Certificate of Incorporation of Matritech, Inc. (the "Certificate"), filed with the Secretary of State of Delaware on July 16, 1992, is hereby amended by deleting Article FIRST in its entirety and substituting in place thereof the following:

        "FIRST. The name of the Corporation is MZT Holdings, Inc. (the "Corporation")."

        IN WITNESS WHEREOF, said Matritech, Inc. has caused this Amendment to be signed by Stephen D. Chubb, its Chief Executive Officer, this    day of                        , 2007.

MATRITECH, INC.
By:
	Name:	Stephen D. Chubb
	Title:	Chief Executive Officer

C-1

ANNEX D

[LETTERHEAD OF CIBC WORLD MARKETS CORP.]

                        August 22, 2007

The Board of Directors
Matritech, Inc.
330 Nevada Street
Newton, Massachusetts 02460

Members of the Board:

        You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors of Matritech, Inc. ("Matritech") as to the fairness, from a financial point of view, to Matritech of the Aggregate Purchase Price (as defined below) provided for in an Asset Purchase Agreement (the "Agreement") to be entered into among Inverness Medical Innovations, Inc. ("Inverness"), Milano Acquisition Corp., a wholly owned subsidiary of Inverness ("Acquisition Sub"), and Matritech. The Agreement provides, among other things, for the sale by Matritech to Acquisition Sub of substantially all of Matritech's assets and the assumption by Acquisition Sub of related liabilities (the "Transaction") for an aggregate purchase price of (i) $36 million (the "Initial Amount"), payable at closing in the form of shares of the common stock, par value $0.001 per share, of Inverness ("Inverness Common Stock") and (ii) potential contingent earn-out payments as specified in the Agreement of up to $2 million, payable (at Acquisition Sub's discretion) in the form of cash or shares of Inverness Common Stock, based on the revenues for specified products of Matritech during the 12-month period beginning with the first full calendar month following the closing of the Transaction (the "Earn-Out Amount" and, together with the Initial Amount, the "Aggregate Purchase Price"). The Agreement also provides, among other things, that a portion of the Initial Amount will be subject to an escrow arrangement as more fully described in the Agreement.

        In arriving at our Opinion, we:

  (a)
  reviewed a draft dated August 21, 2007 of the Agreement;

  (b)
  reviewed publicly available audited financial statements of Matritech for fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 and publicly available and internal unaudited financial statements of Matritech prepared by the management of Matritech for the six months ended June 30, 2007;

  (c)
  reviewed publicly available audited financial statements of Inverness for fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 and publicly available unaudited financial statements of Inverness prepared by the management of Inverness for the six months ended June 30, 2007;

  (d)
  reviewed financial forecasts and estimates relating to Matritech prepared by the management of Matritech;

  (e)
  reviewed certain publicly available research analysts' financial forecasts and estimates relating to Inverness;

  (f)
  held discussions with the senior managements of Matritech and Inverness with respect to the businesses and prospects of Matritech and Inverness;

  (g)
  held discussions, at the direction of Matritech, with selected third parties to solicit indications of interest in a possible acquisition of Matritech;

  (h)
  reviewed historical market prices and trading volumes for Inverness Common Stock;

  (i)
  reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating the businesses of Matritech and Inverness;

  (j)
  reviewed and analyzed certain publicly available information for transactions that we deemed relevant in evaluating the Transaction;

  (k)
  analyzed the estimated present value of the future cash flows of Matritech based on financial forecasts and estimates prepared by the management of Matritech;

  (l)
  reviewed other public information concerning Matritech and Inverness; and

  (m)
  performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

        In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Matritech and Inverness and their respective employees, representatives and affiliates or otherwise reviewed by us. With respect to the financial forecasts and estimates relating to Matritech referred to above, we have assumed, at the direction of the management of Matritech, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Matritech as to the future financial condition and operating results of Matritech. As you are aware, we were not provided with financial forecasts relating to Inverness prepared by the management of Inverness and, accordingly, in connection with our analyses relating to Inverness, we discussed with the management of Inverness certain publicly available research analysts' financial forecasts and estimates relating to Inverness. With respect to such publicly available research analysts' financial forecasts and estimates, we have assumed, at the direction of the management of Inverness and with the consent of Matritech, without independent verification or investigation, that such forecasts and estimates are a reasonable basis on which to evaluate the future performance of Inverness and are appropriate for us to utilize in our analyses.

        We have assumed, with the consent of Matritech, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals and consents with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Matritech, Inverness or the Transaction. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Matritech or Inverness. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Matritech or Inverness, or the prices at which shares of Matritech common stock or Inverness Common Stock will trade at any time. We have assumed, at the direction of Matritech, that the portion of the Initial Amount which under the terms of the Agreement will be held in escrow will be fully payable to Matritech and that, consistent with the financial forecasts and estimates relating to Matritech prepared by the management of Matritech, the full Earn-Out Amount will be payable to

Matritech. Representatives of Matritech have advised us, and we therefore also have assumed, that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. We express no view as to, and our Opinion does not address, any terms or other aspects of the Transaction (other than the Aggregate Purchase Price to the extent expressly specified herein) or any related transaction, including, without limitation, the form or structure of the Aggregate Purchase Price or the allocation thereof among the assets of Matritech and any terms or aspects of the escrow arrangement, the potential bridge loan to be provided to Matritech in connection with the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. In addition, we express no view as to, and our Opinion does not address, the underlying business decision of Matritech to proceed with or effect the Transaction and related transactions nor does our Opinion address the relative merits of the Transaction and related transactions as compared to any alternative business strategies that might exist for Matritech or the effect of any other transaction in which Matritech might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

        As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

        We have acted as financial advisor to Matritech in connection with the Transaction and will receive a fee for our services, a portion of which was payable in connection with our engagement, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Transaction. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade the securities of Matritech and Inverness for our and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Aggregate Purchase Price provided for in the Transaction is fair, from a financial point of view, to Matritech. This Opinion is for the use of the Board of Directors of Matritech in its evaluation of the Transaction and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act with respect to any matters relating to the Transaction or otherwise.

Very truly yours,
/s/ CIBC World Markets Corp.
CIBC WORLD MARKETS CORP.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action, and with the further limitation that in these actions, no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of the person's duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

        Article V of the bylaws of Inverness provides that Inverness shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of Inverness, or is or was serving, or has agreed to serve, at the request of Inverness, as a director, officer, trustee, partner, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

        Section 145(g) of the Delaware General Corporation Law and Article V of the bylaws of Inverness provide that Inverness shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by such persons in any such capacity.

        Inverness has obtained insurance covering its directors and officers against losses and insuring Inverness against certain of its obligations to indemnify its directors and officers.

        Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law regarding the unlawful payment of dividends, or repurchase or redemption of stock or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

        Pursuant to the Delaware General Corporation Law, Article VII of the certificate of incorporation of Inverness eliminates a director's personal liability for monetary damages to Inverness and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director's duty of loyalty to Inverness or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

Item 21. Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Exhibit Description
2.1	Asset Purchase Agreement, dated as of August 27, 2007, by and among Inverness Medical Innovations, Inc., Milano Acquisition Corp. and Matritech, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).
5.1*	Opinion of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc., regarding the legality of the securities being issued.
23.1	Consent of BDO Seidman, LLP (related to Inverness' financial statements).
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to Matritech's financial statements).
23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to Cholestech's financial statements).
23.4	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (related to Biosite's financial statements).
23.5	Consent of Colby & Company, PLC (related to Instant's financial statements).
23.6*	Consent of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc. (included in Exhibit 5.1).
24.1*	Power of Attorney.
99.1*	Consent of CIBC World Markets Corp.
99.2	Form of Proxy of Matritech.

*
Previously filed.

Item 22. Undertakings

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

            The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (6)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (7)   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (8)   The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (9)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (10) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (11) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Inverness has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, The Commonwealth of Massachusetts on the 9th day of November, 2007.

INVERNESS MEDICAL INNOVATIONS, INC.
By:	/s/ RON ZWANZIGER Ron Zwanziger Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Ron Zwanziger and David Teitel, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act (a "Rule 462(b) registration statement") and any and all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this registration statement or any Rule 462(b) registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or any of them, or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RON ZWANZIGER Ron Zwanziger	Chief Executive Officer, President and Director (Principal Executive Officer)	November 9, 2007
/s/ DAVID TEITEL David Teitel	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 9, 2007
* Carol R. Goldberg	Director	November 9, 2007
* Robert Khederian	Director	November 9, 2007

* John F. Levy	Director	November 9, 2007
* Jerry McAleer, Ph.D.	Director	November 9, 2007
* John A. Quelch	Director	November 9, 2007
David Scott, Ph.D.	Director
* Peter Townsend	Director	November 9, 2007
*By:	/s/ RON ZWANZIGER Ron Zwanziger as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Exhibit Description
2.1
Asset Purchase Agreement, dated as of August 27, 2007, by and among Inverness Medical Innovations, Inc., Milano Acquisition Corp. and Matritech, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).
5.1	*	Opinion of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc., regarding the legality of the securities being issued.
23.1		Consent of BDO Seidman, LLP (related to Inverness' financial statements).
23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to Matritech's financial statements).
23.3		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to Cholestech's financial statements).
23.4		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (related to Biosite's financial statements).
23.5		Consent of Colby & Company, PLC (related to Instant's financial statements).
23.6	*	Consent of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc. (included in Exhibit 5.1).
24.1	*	Power of Attorney.
99.1	*	Consent of CIBC World Markets Corp.
99.2		Form of Proxy of Matritech.

*
Previously filed.